SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

1.1 – Individual statements and identification of persons responsible for the content

Statement by the Chief Executive Officer

Name of the person responsible for the content of the form	Bernardo Pinto Paiva
Position of the person responsible	General Manager

The aforementioned executive officer states that:

a.                   He has reviewed the reference form;

b.                   All information contained in the form complies with the provisions of CVM Instruction 480, especially sections 14 and 19; and

c.                   the combined information contained therein is a true, precise and complete reflection of the economic and financial condition of the issuer and the risks inherent to its business, as well as the securities issued by it.

São Paulo, May 29, 2018.

/s/ Bernardo Pinto Paiva Name: Bernardo Pinto Paiva Title: General Manager

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Statement by the Investor Relations Officer

Name of the person responsible for the content of the form	Ricardo Rittes de Oliveira Silva
Position of the person responsible	Chief Financial and Investor Relations Officer

The aforementioned executive officer states that:

a.                   He has reviewed the reference form;

b.                   All information contained in the form complies with the provisions of CVM Instruction 480, especially sections 14 and 19; and

c.                   the combined information contained therein is a true, precise and complete reflection of the economic and financial condition of the issuer and the risks inherent to its business, as well as the securities issued by it.

São Paulo, May 29, 2018.

/s/ Ricardo Rittes de Oliveira Silva Name: Ricardo Rittes de Oliveira Silva Title: Chief Financial and Investor Relations Officer

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

2.1/2.2 – Auditors’ Identification and Compensation

Does issuer have an auditor?	YES
CVM Code	385-9
Type of auditor	Domestic
Name/Business Name:	Deloitte Touche Tohmatsu Auditores Independentes
Taxpayer ID	49.928.567/0001.11
Period when services were rendered	January 1, 2015 to December 31, 2015
Description of the service retained	Audit or accounting review of the Company’s financial statements and tax advisory.
Total compensation of the independent auditors, segregated by type of service

The total compensation of Deloitte Touche Tohmatsu Auditores Independentes for services rendered to the Company during the year 2015 was R$7,998,191.03, of which R$4,877,704.45 refer to audit services for reviewing the 2015 financial statements, including the quarterly reviews, R$2,438,352.12 referring to the audit of the subsidiaries and R$682,134.46 referring to other services.

Justification for the replacement	The replacement served to comply with the mandatory rotation of the independent auditors pursuant to section 31 of CVM Instruction 308/99.
Reason submitted by the auditor in the event of disagreement with issuer’s justification	Not applicable.

Name of the Technical Person Responsible	Period when services were rendered	Taxpayer ID (CPF)	Address
Vagner Ricardo Alves	January 1, 2015 to December 31, 2015	084.811.888-08	Rua Henri Dunant, 1383 – 9th floor São Paulo - SP, Brazil, Postal Code 04709-111 Telephone: (11) 5186-1185 Fax: (11) 5186-1333 Email: valves@deloitte.com

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Does issuer have an auditor?	YES
CVM Code	385-9
Type of auditor	Domestic
Name/Business Name:	Deloitte Touche Tohmatsu Auditores Independentes
Taxpayer ID	49.928.567/0001.11
Period when services were rendered	January 1, 2016 to December 31, 2016
Description of the service retained	Audit or accounting review of the Company’s financial statements and tax advisory.
Total compensation of the independent auditors, segregated by type of service

The total compensation of Deloitte Touche Tohmatsu Auditores Independentes for services rendered to the Company during the year 2016 was R$9,167,000.00, of which R$4,532,000.00 refer to audit services for reviewing the 2016 financial statements, including the quarterly reviews, R$3,512,000.00 referring to the audit of the subsidiaries and R$1,123,000 referring to other services.

Justification for the replacement	Not applicable, since there was no replacement.
Reason submitted by the auditor in the event of disagreement with issuer’s justification	Not applicable.

Name of the Technical Person Responsible	Period when services were rendered	Taxpayer ID (CPF)	Address
Alexandre Cassini Decourt	January 1, 2016 to December 31, 2016	257.953.648-51	Av Dr. Chucri Zaidan, 1.240, Condomínio Morumbi Corporate – Golden Tower – 4th to 12th floors, São Paulo – SP, Brasil, Postal Code 04711-130 Telephone (11) 5186-1183 Email: acassini@deloitte.com

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Does issuer have an auditor?	YES
CVM Code	385-9
Type of auditor	Domestic
Name/Business Name:	Deloitte Touche Tohmatsu Auditores Independentes
Taxpayer ID	49.928.567/0001.11
Period when services were rendered	January 1, 2017 to December 31, 2017
Description of the service retained	Audit or accounting review of the Company’s financial statements.
Total compensation of the independent auditors, segregated by type of service	The total compensation of Deloitte Touche Tohmatsu Auditores Independentes for services rendered to the Company re. audit services for reviewing the 2017 financial statements was R$ 7,801,000.00.
Justification for the replacement	Not applicable, since there was no replacement.
Reason submitted by the auditor in the event of disagreement with issuer’s justification	Not applicable.

Name of the Technical Person Responsible	Period when services were rendered	Taxpayer ID (CPF)	Address
Alexandre Cassini Decourt	January 1, 2017	257.953.648-51	Av Dr. Chucri Zaidan, 1.240, Condomínio Morumbi Corporate – Golden Tower – 4th to 12th floors, São Paulo – SP, Brasil, Postal Code 04711-130 Telephone (11) 5186-1183 Email: acassini@deloitte.com
Eduardo Franco Tenório	July 13, 2017 to December 31, 2017	132.142.498-19	Av. Dr. Chucri Zaidan, 1.240, Condomínio Morumbi Corporate – Golden Tower – 4th to 12th floors, São Paulo – SP, Brasil, Postal Code 04711-130 Telephone (11) 5186-1332 Email: eftenorio@deloitte.com

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Does issuer have an auditor?	YES
CVM Code	385-9
Type of auditor	Domestic
Name/Business Name:	Deloitte Touche Tohmatsu Auditores Independentes
Taxpayer ID	49.928.567/0001.11
Period when services were rendered	January 1, 2018 (current year)
Description of the service retained	Audit or accounting review of the Company’s financial statements and tax advisory.
Total compensation of the independent auditors, segregated by type of service	Not applicable.
Justification for the replacement	Not applicable, since there was no replacement.
Reason submitted by the auditor in the event of disagreement with issuer’s justification	Not applicable.

Name of the Technical Person Responsible	Period when services were rendered	Taxpayer ID (CPF)	Address
Eduardo Franco Tenório	January 1, 2018 (current year)	132.142.498-19	Av. Dr. Chucri Zaidan, 1.240, Condomínio Morumbi Corporate – Golden Tower – 4th to 12th floors, São Paulo – SP, Brasil, Postal Code 04711-130 Telephone (11) 5186-1332 Email: eftenorio@deloitte.com

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

2.3 – Other material information

There is no other material information about the subject matter that has not already been disclosed in this section.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

3.1 – Financial Information – Consolidated

(In Reais)	31/Dec/2017	31/Dec/2016	31/Dec/2015
Shareholders’ equity	47,982,855,000,00	46,651,273,000,00	50,333,633,000,00
Total Assets	86,851,989,000,00	83,841,418,000,00	90,176,234,000,00
Net Revenue	47,899,276,000,00	45,602,561,000,00	46,720,141,000,00
Gross Result	29,857,498,000,00	28,924,602,000,00	30,658,770,000,00
Net Result	7,850,504,000,00	13,083,397,000,00	12,879,141,000,00
Number of Shares, ex-Treasury (Units)	15,710,221,382	15,701,102,928	15,685,094,439
Equity Value per Share (Reais per Unit)	3.054	2.971	3.209
Basic earnings per common share	0.47	0.80	0.79
Diluted earnings per common share	0.46	0.79	0.79

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

3.2 – Non-accounting measurements

a) Amount and b) Reconciliations between the amounts disclosed and the amounts in the audited financial statements

The Company uses performance indicators as adjusted earnings of the consolidate transaction before the financial result and taxes on income (adjusted EBIT) and adjusted earnings of the consolidated transaction before the financial result, taxes on income and expenses with depreciation and amortization (adjusted EBITDA).

Reconciliation of Net Income/Adjusted EBITDA
(Description of the Account in millions of Reais)	Years ended:
	31/Dec/2017	31/Dec/2016

Net Income - Ambev	7,331.97	12,546.61
Minority interests	518.54	536.79
Expenses with income and social contribution taxes	5,079.30	314.97
Pre-tax Income	12,929.81	13,398.37
Equity income from common controlled companies	3.12	4.99
Net Financial Income	3,493.90	3,702.01
Non-recurring items (1)	108.70	(1,134.33)
Adjusted EBIT	16,535.52	15,971.04
Depreciation, amortization & impairment (excluding non-recurring items)	3,612.08	3,512.04
Adjusted EBITDA	20,147.60	19,483.08

(1) Non-recurring items consist of the following:

Non-recurring items	Years ended:
Description of the Account (in millions of Reais)	31/Dec/2017	31/Dec/2016
Result from exchange of shares	-	1,239.97
Restructuring	(105.46)	(79.82)
Costs from business combination	(3.84)	(29.78)
Others	0.60	3.96
TOTAL	(108.70)	1,134.33

c) Reason why it is assumed that this measure is more appropriate for correctly understanding the Company’s financial condition and result of operations

The Company Management uses performance indicators as adjusted earnings of the consolidate transaction before the financial result and taxes on income (adjusted EBIT) and adjusted earnings of the consolidated transaction before the financial result, taxes on income and expenses with depreciation and amortization (adjusted EBITDA) as segment performance measurers to take decisions on the allocation of resources and performance analysis of the consolidated transaction.

It should also be emphasized that Adjusted EBITDA is used by management to measure performance, for which reason the Company believes it is important to include it in this reference form. The Company’s management believes that Adjusted EBITDA is a practical measurement for assessing its operating performance, while enabling a comparison with other companies in the same segment, even though other companies may calculate it differently. Finally, it should be emphasized that adjusted measurers are additional measures used by the management and shall not replace the measurers calculated in accordance with IFRS as a performance indicator of the Company.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

3.3 – Events subsequent to the latest financial statements

There are three events subsequent to the last consolidated financial statements related to the year ended 2017, as provided below:

i) In January 2018, the Company, through its subsidiaries Labatt Breweries and Ambev Luxembourg, contracted two new loans totaling R$2.0 billion, approximately, with maturity within one year.

ii) In January 2018, the Company informed its shareholders and the market in general that, in line with the announcement to the market disclosed on December 1, 2017, it completed the transaction with ELJ, a partner of Tenedora, owner of almost the totality of CND. As a result of the completion of the transaction, the Company, directly or indirectly, became the owner of 85% of Tenedora, with ELJ holding the remaining 15%, as well as that the beginning of the period for the Company to exercise its call option of the ELJ interest was changed from January 2019 to January 2022.

iii) In September 2017, Cervecería y Maltería Quilmes S.A., a subsidiary of Ambev, entered into an agreement, whereby AB InBev granted a perpetual license to Quilmes Argentina for distribution of  Budweiser brand and other North American brands, after recovering the rights of distribution of such brands by AB InBev from the Chilean company Compañia Cervecerías Unidas S.A. - CCU. The agreement also provides for the transfer of Cervecería Argentina Sociedad Anonima Isenbeck by AB InBev to Quilmes, and the transfer by Quilmes of certain Argentine brands (Norte, Iguana and Baltica) and related business assets, in addition to USD 50 million by Quilmes. The closing of the transaction was subject to approval by the Argentine antitrust authority (Comisión Nacional de Defensa de la Competence) of the major documents of the transaction and other customary closing conditions. The Argentine antitrust authority's approval came into effect on April 27, 2018, and the transaction was completed on May 2, 2018. The Company estimates a positive impact of R$ 57 million in the income for the year as a result of applying the accounting practice of exchange of assets involving transactions under common control.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

3.4 – Earnings distribution policy

	2015	2016	2017
a) Rules on retention of earnings

The Company’s bylaws stipulate that an amount not exceeding 60% of the adjusted annual net income be allocated to the reserve for investments, for the purpose of financing the growth of the Company’s activities and those of its subsidiaries, including by means of subscribing capital increases or creating new businesses, and which may not exceed 80% of the paid-up capital stock.

The Company’s bylaws stipulate that an amount not exceeding 60% of the adjusted annual net income be allocated to the reserve for investments, for the purpose of financing the growth of the Company’s activities and those of its subsidiaries, including by means of subscribing capital increases or creating new businesses, and which may not exceed 80% of the paid-up capital stock.

The Company’s bylaws stipulate that an amount not exceeding 60% of the adjusted annual net income be allocated to the reserve for investments, for the purpose of financing the growth of the Company’s activities and those of its subsidiaries, including by means of subscribing capital increases or creating new businesses, and which may not exceed 80% of the paid-up capital stock.

a.1) Retained Earnings Amounts/Percentage on Total Reported Profit	R$ 3,258,060,978.5 / 25.3%	$ 3,538,095,967.7 / 27%	R$2,730,131.0 / 34.8%
b) Rules on dividend distribution	The Company’s bylaws stipulate that at least 40% of the adjusted net income, pursuant to section 202 of Law 6404/76, be distributed annually to the shareholders by way of mandatory dividends.	The Company’s bylaws stipulate that at least 40% of the adjusted net income, pursuant to section 202 of Law 6404/76, be distributed annually to the shareholders by way of mandatory dividends.	The Company’s bylaws stipulate that at least 40% of the adjusted net income, pursuant to section 202 of Law 6404/76, be distributed annually to the shareholders by way of mandatory dividends.
c) Frequency of dividend distributions

Annual and interim. At any time, the board of directors may resolve to distribute interim dividends and/or interest on shareholders’ equity, for the account of retained earnings or profit reserves appearing on the latest annual or semi-annual balance sheet.

Annual and interim. At any time, the board of directors may resolve to distribute interim dividends and/or interest on shareholders’ equity, for the account of retained earnings or profit reserves appearing on the latest annual or semi-annual balance sheet.

Annual and interim. At any time, the board of directors may resolve to distribute interim dividends and/or interest on shareholders’ equity, for the account of retained earnings or profit reserves appearing on the latest annual or semi-annual balance sheet.

d) Occasional restrictions on dividend distribution imposed by legislation or by special regulations applicable to the Company by contract, court, administrative or arbitration rulings.

The Company’s bylaws state that 5% of annual net income be allocated to creating the legal reserve, which may not exceed 20% of the paid-up capital stock, or the limit envisaged in paragraph 1 of section 193 of Law 6404/76

The Company’s bylaws state that 5% of annual net income be allocated to creating the legal reserve, which may not exceed 20% of the paid-up capital stock, or the limit envisaged in paragraph 1 of section 193 of Law 6404/76

The Company’s bylaws state that 5% of annual net income be allocated to creating the legal reserve, which may not exceed 20% of the paid-up capital stock, or the limit envisaged in paragraph 1 of section 193 of Law 6404/76

e) In case the issuer has an expressly approved profit allocation policy, informing the corporate body responsible for approval, date of approval and, in case issuer discloses such policy, websites where such document is published.

	N/A	N/A	N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

3.5 – Distribution of dividends and retention of net income

(Reais)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Adjusted Net Income	7,442,547,766.57	12,644,096,996.00	12,515,891,819.00
Dividend distributed in relation to the adjusted net income	63.32	72.02	73.97
Rate of return on issuer’s shareholders’ equity	15.51	26.98	28.32
Total dividend and IOE (JCP) distributed	4,712,417,426.89	9,106,001,028.00	9,257,830,840.00
Net income retained	374,391,277.91	3,538,095,967.70	3,258,060,979.00
Retention approval date	April 27, 2018	April 28, 2017	April 29, 2016

	Year ended December 31, 2017		Year ended December 31, 2016		Year ended December 31, 2015
Net income retained	Amount	Payment	Amount	Payment	Amount	Payment
Interest on Shareholders’ Equity
Common	4,869,768,533,43	12/282017	3,454,172,970,16	12/29/2016	2,352,754,159,20	12/30/2015
Common			2,039,170,956,94	02/29/2016	1,570,550,571,40	06/29/2015
Common					942,965,619,18	03/31/2015
Common
Dividends
Common	1,099,715,496,74	02/22/2018	2,511,950,431,36	11/25/2016	2,352,389,533,35	09/28/2015
Common	2,513,076,777,14	07/17/2017	2,040,800,421,53	07/29/2016
Common	1,099,077,204,96	02/23/2017

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

3.6 – Declaration of dividends for the account of retained earnings or reserves

Event	Approval	Earnings	Paymt. Commences	Year	Type/Class of share	Earnings per share	Total Earnings (in thousands of Reais)
RCA	23/Feb/2015	Interest on shareholders’ equity	31/Mar/2015	2014	Common	0.0300	471,482
RCA	23/Feb/2015	Interest on shareholders’ equity	31/Mar/2015	2015	Common	0.0600	942,965
RCA	13/May/2015	Interest on shareholders’ equity	29/Jun/2015	2015	Common	0.1000	1,570,551
RCA	28/Aug/2015	Dividends	28/Sep/2015	2015	Common	0.1500	2,352,390
RCA	01/Dec/2015	Interest on shareholders’ equity	30/Dec/2015	2015	Common	0.1500	2,352,754
RCA	15/Jan/2016	Interest on shareholders’ equity	29/Feb/2016	2015	Common	0.1300	2.039.171
RCA	24/Jun/2016	Dividends	29/Jul/2016	2016	Common	0.1300	2,040,800
RCA	19/Oct/2016	Dividends	25/Nov/2016	2016	Common	0.1600	2,511,950
RCA	01/Dec/2016	Interest on shareholders’ equity	29/Dec/2016	2016	Common	0.2200	3,454,173
RCA	22/Dec/2016	Dividends	23/Feb/2017	2016	Common	0.0700	1,099,077
RCA	17/May/2017	Dividends	17/Jul/2017	2017	Common	0.1600	2,513,077
RCA	01/Dec/2017	Interest on shareholders’ equity	28/Dec/2017	2017	Common	0.3100	4,869,769
RCA	21/Dec/2017	Dividends	22/Feb/2018	2017	Common	0.0700	1,099,715

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

3.7 – Indebtedness

Year	Sum of current and non-current liabilities	Ratio type	Indebtedness Ratio	Description and reason for using a different ratio
31/Dec/2017	38,869.1	Indebtedness Ratio	81.0000000%	N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

3.8 – Obligations according to their nature and maturity period

The following table shows the Company’s consolidated obligations, according to their nature and maturity period as of December 31, 2017:

Year ended December 31, 2017 (in thousands de Reais)
Type of obligation: loans	Less than one year	One to three years	Three to five years	Over five years	Total
With Collateral	7,517	17,220	20,609	131,804	177,149
With Floating Guarantee					-
Unsecured	1,042,191	621,044	79,611	64,467	1,807,313
With other types of guarantee or privilege					-
Total	1,049,708	638,263	100,220	196,270	1,984,462

Year ended December 31, 2017 (in thousands de Reais)
Type of obligation: financing (BNDES and FINAMEs)	Less than one year	One to three years	Three to five years	Over five years	Total
With Collateral	24,208	40,226	20,575	5,655	90,664
With Floating Guarantee					-
Unsecured	247,206	127,979	-	-	375,186
With other types of guarantee or privilege					-
Total	271,414	168,206	20,575	5,655	465,849

Year ended December 31, 2017 (in thousands de Reais)
Type of obligation: debt securities (debentures, bonds, etc.)	Less than one year	One to three years	Three to five years	Over five years	Total
With Collateral					-
With Floating Guarantee					-
Unsecured	-	-	102,739	-	102,739
With other types of guarantee or privilege					-
Total	-	-	102,739	-	102,739

Note: In line with the Circular Letter/CV/SEP/No. 02/2018, item 10.2.3.(g), unsecured or floating debts, regardless the fact that they have personal guarantee, were classified as unsecured debts.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

3.9 – Other material information

In the year ended December 31, 2017, the debts of the Company have equal rights of payment and there is no subordination among them. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral, or are unsecured. Most of the loan contracts contain financial covenants including:

•         Financial covenants, including limitation to new indebtedness;

•         Cross Default;

•         Certification/Guarantee of the Company's existence;

•         Maintenance, in use or in good conditions for business, of properties and assets of the Company;

•         Limitation for conducting transactions for acquisition, merger, sale or disposition of its assets;

•         Disclosure of financial statements and balance sheets, as required by the Brazilian and international account standards; and/or

•         Prohibition related to collateral on new debts undertaken, except if: (i) expressly authorized pursuant to that loan agreement; (ii) in new debts undertaken before the Brazilian Government-related financial institutions – including the BNDES – or foreign governments, irrespectively of they are multilateral financial institutions (for example, the World Bank) or located in jurisdictions in which the Company carries on its activities.

These clauses apply to the extent that the events mentioned produce material adverse effects on the Company and / or its subsidiaries or the rights of its creditors, and, in the event of a breach, the Company is granted a grace period to cure such default.

Additionally, all agreements entered into with the BNDES are subject to certain “provisions applicable to agreements entered into with the BNDES” (“Provisions”). Such Provisions require the borrower, to obtain prior consent of BNDES if they, for instance, wish to: (i) raise new loans (except for loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any item of their fixed assets (except as provided for in the Provisions).

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

4.1- Description of Risk Factors

The investment in securities issued by the Company involves significant risks. The Company’s current and potential investors must carefully consider all information contained in this Reference Form, including the risks described in this section, the financial statements, and their accompanying notes, before deciding to maintain or increase their investment in the Company’s securities. The Company’s business, financial condition and operational results could be significantly affected by the risks listed below. The market price of shares may fall due to the occurrence of any of the risks listed below; thus, investors may lose a portion or all the investment made in the Company’s shares. Risks that are currently unknown to us, or that we usually consider as irrelevant, may also have a material adverse effect on our business, financial condition, operational results and the trading price of our shares.

For purposes of this section 4, “Risk Factors”, except when otherwise stated in this Reference Form, and where the context so requires, mentioning the fact that a risk, uncertainty or problem may cause or have “adverse” or “negative” effects on us, or similar expressions, means that such risk, uncertainty or problem may have significant adverse effects on the business, financial condition, operational results, cash flow, liquidity and/or future business of the Company and/or its subsidiaries, as well as on the price of the securities issued by the Company. Similar expressions included in this section 4, “Risk Factors”, must be understood within this context. Notwithstanding the subdivision of this section 4, “Risk Factors”, certain risk factors included in one item may also be applicable to other items regarding the Company.

a) With regard to the Company:

We rely on the reputation of our brands and damages to their reputation may have an adverse effect on our sales.

Our success depends on our ability to maintain and enhance the image and reputation of our existing products and to develop a favorable image and reputation for new products. The image and reputation of our products may be reduced in the future; concerns about product quality, even when unfounded, could tarnish the image and reputation of our products. An event or series of events that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Restoring the image and reputation of our products may be costly or not possible.

Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media and messages used. In a number of countries, for example, television is a prohibited channel for advertising beer and other alcoholic products, and in other countries, television advertising, while permitted, is carefully regulated. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

Defective or contaminated products manufactured by us may subject the Company to product recall or other responsibilities.

We take precautions to ensure that our beverage products and our associated packaging materials (such as bottles, crowns, cans and other containers) meet accepted food safety and regulatory standards. Such precautions include quality‑control programs for primary materials, the production process and our final products. We have established procedures to correct issues or concerns detected.

In the event of any failure to comply with accepted food safety and regulatory standards (such as contamination or a defect) in the future, it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on our business, reputation, prospects, financial condition and results of operations.

Although we maintain insurance policies against certain product liability (but not product recall) risks, we may not be able to enforce our rights in respect of these policies, and, in the event that contamination or a defect occurs, any amounts that we recover may not be sufficient to offset any damage we may suffer, which could adversely impact our business, results of operations and financial condition.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. We cannot be sure that trademark and patent registrations will be issued with respect to any of our applications before the applicable agency. There is also a risk that we could, by omission, fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us.

Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including patent applications, trademark and domain name registration), we cannot be certain that the steps we have taken will be sufficient to protect our intellectual property rights portfolio or that third parties will not infringe upon or misappropriate the Company’s proprietary rights. If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

We may not be able to recruit or retain key personnel.

In order to develop, support and market our products, we must hire and retain skilled employees with particular expertise. The implementation of our strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies.

We face various challenges inherent in the management of a large number of employees over diverse geographical regions. Key employees may choose to leave their employment for a variety of reasons, including reasons beyond our control. The impact of the departure of key employees cannot be determined and may depend on, among other things, our ability to recruit other individuals of similar experience and skill at an equivalent cost. It is not certain that we will be able to attract or retain key employees and successfully manage them, which could disrupt our business and have an unfavorable material effect on our financial position, income from operations and competitive position.

Information technology failures, including those that affect the privacy and security of sensitive customer and business information, could disrupt our operations.

We rely on information technology systems to process, transmit, and store large amounts of electronic data, including personal information. A significant portion of the communication between our personnel, customers, and suppliers depends on information technology. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hacker attacks or other security issues.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. We also collect and store non-public personal information that customers provide to purchase products or services, including personal information and payment information.

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of our business within the operational regions we serve. Any transitions of processes to, from or within shared services centers as well as other transformational projects, could lead to business disruptions. . If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, operations disruptions, or the loss of or damage to intellectual property through security breach. As with all information technology systems, our system could also be penetrated by outside parties with the intent of extracting or corrupting information or disrupting business processes.

We take various actions with the aim of  minimizing potential technology disruptions of technology, but all of these protections may be compromised as a result of third parties security breaches, burglaries, cyber attacks, errors by our employees or employees of third-party vendors, of contractors, misappropriation of data by employees, vendors or unaffiliated third parties, or other irregularities that may result in persons obtaining unauthorized access to company’s data or otherwise disrupting our business. These or other similar technology disruptions can have a material adverse effect on our business, results of operations, cash flows and financial condition.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Our insurance coverage may be insufficient to make us whole on any losses that we may sustain in the future.

The cost of some of our insurance policies could increase in the future. In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or it is not economically practical to obtain insurance. Moreover, insurers recently have become more reluctant to insure against these types of events.

Should a material uninsured loss or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

Our shareholders may not receive any dividends.

According to our bylaws, we generally pay our shareholders 40% of our annual adjusted net income, calculated according to Brazilian Law No. 6404/76, as amended (the “Brazilian Corporate Law”), according to the mechanisms described in our bylaws and as presented in our unconsolidated financial statements prepared under IFRS. The main sources for these dividends are cash flows from our operations and dividends from our operating subsidiaries. Therefore, that net income may not be available to be paid out to our shareholders in a given year.

We might not pay dividends to our shareholders in any particular fiscal year upon the determination of the Board of Directors that any such distribution would be inadvisable in view of our financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens its existence as a going concern or harms its normal course of operations.

Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses or as otherwise provided for in our bylaws. It is possible, therefore, that our shareholders will not receive dividends in any particular fiscal year.

The relative volatility and illiquidity of securities of Brazilian companies may substantially limit your ability to sell the Company’s securities at the price and time you desire.

Investing in securities of companies in emerging markets, such as Brazil, involves greater risk than investing in securities of companies from more developed countries, and those investments are generally considered speculative in nature.

Brazilian investments, such as investments in our common shares and ADSs, are subject to economic and political risks, involving, among other factors:

•         changes in the Brazilian regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

•         restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities markets are substantially smaller, less liquid and more concentrated and volatile than major U.S. and European securities markets. They are also not as highly regulated or supervised as those other markets. The relative illiquidity and smaller market capitalization of Brazilian securities markets may substantially limit your ability to sell the Company’s securities at the price and time you desire.

Future share issues may reduce the value of equity held by the current shareholders, significantly affecting the future market price of Company’s shares.

The Company may need to raise additional capital in the future, also by means of the issue of shares or debt securities convertible into shares. Any additional capital obtained from the issue of shares may reduce the proportional interest held by the investors in the Company’s capital, and reduce the earnings per share and the net equity value per share; thus, any issue made by the Company or its major shareholders may have adverse effects on the future market price of the Company’s shares.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

We are subject to risks related to pending legal and administrative proceedings, and court decisions not favorable to the Company in such actions may adversely affect its results of operations, cash flows and financial condition.

We are now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against us

The results of legal and administrative proceedings are uncertain, and, regardless of the merits of the claims, litigation can be expensive, lengthy and adversely affect the Company. We can give no assurance that the decisions or resolutions in any particular action will be favorable to the Company.

Unfavorable court decisions may adversely affect our business, brands, financial condition and results of operations. For further information about the Company’s court and administrative contingencies, see items 4.3 to 4.7 of this Reference Form.

Our tax contingency has grown in recent years mainly because their principal amount is adjusted on a monthly basis in accordance with the SELIC rate and because of the highly litigious environment in Brazil in connection with tax disputes. Such environment is caused, among other reasons, by the highly complex tax legislation in Brazil, which in many instances reduces certainty of interpretation, as well as impossibility of out of court settlements between the Brazilian IRS and taxpayers. As the administrative phase of our tax proceedings ends and the judicial proceedings begin, the Company will be required to guarantee the amounts under discussion, through insurance bonds, bank guarantees or bank deposits. We will continue to vigorously defend our position in connection with such disputes and we may take, as we have done in the past, the benefit of tax amnesty programs that from time to time are issued by the Federal or State Governments.

Moreover, companies in the alcoholic beverage and soft drink industries are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcoholic beverages and soft drinks. As an illustration, certain beer and other alcoholic beverage producers from Brazil and Canada have been involved in class actions and other litigation seeking damages. If any of these types of litigation were to result in fines, damages or reputational damage to us or our brands, this could have a material adverse effect on our business, results of operations, cash flows or financial position.

Contractual and legal restrictions to which Ambev and its subsidiaries are potentially or allegedly subject may be triggered upon the consummation of certain transactions involving our indirect controlling shareholder, Anheuser-Busch InBev S.A./NV, or ABI, resulting in adverse limitations to our operations.

Ambev and its subsidiaries are a party to certain joint venture, distribution and other agreements, guarantees and instruments that may contain restrictive provisions that our contractual counterparties may try to interpret as being triggered upon the consummation of certain unrelated transactions of ABI. Some of those contracts may be material and, to the extent they may contain any such restrictive provisions, our counterparties may seek to enforce certain contractual remedies that may curtail material contractual rights and benefits that we have thereunder under the argument that ABI’s consummation of certain transactions has triggered the referred provisions. Similarly, unrelated transactions consummated by ABI may subject us to further antitrust restrictions in the countries in which we already operate. Any such restrictions may limit the amount and quality of business we conduct in each of those countries

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

b) In regard to the Company’s direct or indirect controlling shareholder, or the controlling group:

Our controlling shareholders may adopt several corporate measures without the approval of non-controlling shareholders.

As of December 31, 2017, our two direct controlling shareholders, that is, Interbrew International B.V. and AmBrew S.à.r.l., which are subsidiaries of Anheuser-Busch InBev S.A./NV, together with Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência, held a 72.1% interest in the Company’s stock, except for treasury shares. As of the same date, Anheuser-Busch InBev S.A./NV indirectly held a 61,9% interest in the Company, except for treasury shares. Accordingly, Anheuser-Busch InBev S.A./NV controls the Company, although (i) Anheuser-Busch InBev S.A./NV is still subject to the shareholders’ agreement entered into with Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência; and (ii) Anheuser-Busch InBevS.A./NV is controlled by Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), or Stichting, a foundation organized under the laws of the Netherlands, which represents an important part of interests of Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira, and the former shareholders in Interbrew International B.V. (previous name of ABI).

Our controlling shareholders are able to elect the majority of the members of our Board of Directors and Fiscal Council, and generally determine the outcome of most other actions requiring shareholder approval, including dividend distributions, the consummation of corporate restructurings, issuances of new shares, sales of materials assets and bylaw amendments. Under Brazilian Law No. 6404/76, as amended, or the Brazilian Corporation Law, the protections afforded to non-controlling security holders may differ from, or be less comprehensive than, the corresponding protections and fiduciary duties of directors applicable in the U.S. or other jurisdictions.

c) In regard to the Company’s shareholders

Please check item (b) above. There are no other risk factors regarding the Company’s shareholders.

d) In regard to the Company’s subsidiaries and affiliates

The ability of our foreign subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles. In particular, 45% (R$21.5 billion) of our total net revenues of R$47.9 billion in 2017 came from our foreign subsidiaries. In addition, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

If we are not able to obtain sufficient cash flows from our direct or indirect foreign subsidiaries, this could negatively impact our business, results of operations and financial condition.

e) In regard to the Company’s suppliers

We rely on external suppliers for our production and distribution, and the termination or modification of the arrangements with such third parties could negatively affect our business.

We rely on external suppliers for a range of raw materials for beer and other non-alcoholic beverages, and for packaging material, including aluminum cans, glass, kegs and PET bottles.

We have a limited number of suppliers of aluminum cans, glass and PET bottles. Consolidation of the aluminum can industry, glass and PET bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can, glass and PET bottle supplies. Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with those suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier. Additionally, we may be subject to potential reputational damage if one of our suppliers violates applicable laws or regulations. These factors could a material adverse effect on our business, results of operations, cash flows or financial condition.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

For certain packaging supplies, raw materials and commodities, we rely on a small number of important suppliers. If these suppliers became unable to continue to meet our requirements, and we are unable to develop alternative sources of supply, our business, operations and financial results could be adversely affected.

In relation to its distribution network, the Company hires the services of several transportation companies in Brazil. In case these suppliers are unable to continue to meet the Company's needs, due to national or regional shutdowns, fuel availability, road conditions, among other reasons, the Company may not be able to transport its inputs/supplies and products throughout the production/ distribution chain or in part of it, and therefore its business, results of operations and financial condition could be adversely affected.

f) In regard to the Company’s clients

Demand for our products may be adversely affected by changes in consumer preferences and tastes.

We depend on our ability to satisfy consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways due to a variety of factors, such as changes in demographics, consumer health concerns regarding obesity, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather, negative publicity resulting from regulatory action or litigation against us or comparable companies or a downturn in economic conditions. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for products of our business segment. Failure by us to anticipate or respond adequately to changes in consumer preferences and tastes could adversely impact our business, results of operations and financial condition.

g) In regard to the sector in which the Company operates

Volatility in commodities prices may adversely affect our financial performance.

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, corn, wheat and PET bottles, which prices changes substantially in 2017. An increase in commodities prices directly affects our consolidated operating costs. Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot assure that such hedging will be possible or available at reasonable costs at all times in the future.

Set forth below is a table showing the volatility in 2017 prices of the principal commodities we purchase:

Commodity	High Price	Low Price	Average in 2017	Fluctuation
Aluminum (US$/ton)	2,284.00	1,685.00	1,980.13	35.5%
Sugar (US$ cents/pounds)	21.18	12.55	15.78	68.8%
Corn (US$ cents/bushel)	392.25	329.50	359.22	19.0%
Wheat (US$ cents/bushel)	539.25	387.25	435.76	39.3%
PET (US$/ton)	1,045.63	892.50	970.71	17.2%

Sources: Aluminum LME, Sugar ICE, Corn CBOT, Wheat CBOT and PET IHS (former CMAI).

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

If we do not successfully comply with the anti-corruption laws and regulations designed to combat governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could cause our reputation and sales to suffer.

Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our management, employees or representatives may take actions that violate applicable laws and regulations prohibiting the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and the U.S. Foreign Corrupt Practices Act, or the FCPA.

In addition, on January 29, 2014 the Brazilian government enacted Law No. 12846/13 (“Brazilian Anti-corruption Law) imposing strict liability on companies for acts of corruption perpetrated by their employees, or the Brazilian Anti-corruption Law. According to the Brazilian Anti-corruption Law, companies found guilty of bribery could face fines of up to 20% of their gross annual income for the previous year or, if gross income cannot be estimated, such fines could range from R$6 thousand to R$60 million. Among other penalties, the Brazilian Anti-corruption Law also provides for the disgorgement of illegally obtained benefits, the suspension of corporate operations, asset confiscation and corporate dissolution. The adoption of an effective compliance program may be taken into consideration by Brazilian authorities when applying a penalty under the Brazilian Anti-corruption Law.

Despite the new Brazilian Anti-corruption Law, Brazil still has a perceived elevated risk of public corruption, which may, to a certain degree, leave the Company exposed to potential violations of the FCPA or other anti-corruption laws, including the Brazilian Anti-corruption Law. The same applies to other countries where the Company operates, such as El Salvador, Bolivia, Argentina, Guatemala, Dominican Republic, Nicaragua and Paraguay, in which the level of perception of corruption risk is also high

Under the Brazilian political scenario, a number of high profile corporate corruption allegations have surfaced, principally since the beginning of 2014. In that respect, Brazilian authorities currently investigating alleged corruption cases have in 2014 released a list of companies that had contracted consulting services from a firm part-owned by a former elected government official who has been convicted of corruption and racketeering by Brazil’s highest court. Years ago, we retained the services of this consulting firm in connection with a specific matter and, thus, have been cited among these consultant’s clients. We have reviewed our internal control and compliance procedures in relation to these services and have not identified any evidence of misconduct.

Although the Company has implemented what it understands to be a very robust compliance and anti-corruption program to detect and prevent violations of applicable anti-corruption laws, which includes a strict requirement prohibiting our employees and agents from violating these laws, there remains some degree of risk that improper conduct could occur, thereby exposing the Company to potential liability and the costs associated with investigating potential misconduct.

Our existing internal controls and compliance procedures may not be sufficient to prevent or detect all inappropriate conduct, fraud or violations of applicable law by our employees, agents, and the companies to which we outsource certain of our business operations. If we are not in compliance with anti-corruption laws, anti-money laundering laws and other laws governing the conduct of business with government entities, including under the FCPA and Brazilian Anti-corruption Law, we may be subject to criminal and civil penalties and other remedial measures, which could harm our brand and reputation and have a material adverse impact on our business, financial condition, results of operations and prospects.

Another potential fallout from having our name or brands associated with any misconduct is adverse press coverage, which, even if unwarranted or baseless, could damage our reputation, brands and sales. Therefore, in case the Company is to be involved in any investigations, summons or other proceedings under the FCPA, the Brazilian Anti-corruption Law or other applicable anti-corruption rules, our business could be adversely affected.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Competition could lead to a reduction of our margins, increase costs and adversely affect our profitability.

The Company competes both to other brewers and other beverage companies, and its products compete to other beverages, including of other categories. Globally,  brewers, as well as other players in the beverages industry, compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of our competitors in some of the markets in which we operate, and competition is expected to increase further as the trend towards consolidation among companies in the beverage industry continues.

Concurrently, competition in the beverage industry is expanding and the market is becoming more fragmented, complex and sophisticated as consumer preferences and tastes evolve. Competition may divert consumers and customers from our products. Competition in our various markets could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent us from increasing prices to recover higher costs, and thereby cause us to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Innovation faces inherent risks, and the new products we introduce may not be successful, while competitors may be able to respond more quickly than the Company can do to emerging trends.

Additionally, the unfair pricing practices in some markets and the lack of transparency, or even certain illicit practices, such as tax evasion and corruption, may skew the competitive environment, with material adverse effects on our profitability or ability to operate.

Negative publicity focusing on our products or on the way we conduct our operations may harm our business.

Media coverage and publicity generally can exert significant influence on consumer behavior and actions. If the social acceptability of beer, other alcoholic beverages or soft drinks were to decline significantly, sales of our products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and soft drink industries. This attention is a result of public concern over (i) alcohol-related problems, including drunk driving, (ii) underage drinking, as well as (iii) health consequences resulting from the excessive consumption of beer and soft drinks (for example, alcoholism and obesity). Factors such as negative publicity regarding the consumption of beer, other alcoholic beverages or soft drinks, publication of studies indicating a significant health risk from consumption of those beverages, or changes in consumer perceptions affecting them could adversely affect the sale and consumption of our products and harm our business, results of operations, cash flows or financial condition to the extent consumers and customers change their purchasing patterns.

Key brand names are used by us, our subsidiaries, associates and joint ventures, and licensed to third-party brewers. To the extent that we or one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. As we continue to expand our operations into emerging and growth markets, there is a greater risk that we may be subject to negative publicity, in particular in relation to labor rights and local work conditions. Negative publicity that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

h) In regard to the regulations of the sector in which the Company operates

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political conditions have a direct impact on our business, and they may adversely affect our results.

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which often changes monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, the Central Bank’s base interest rates, as well as other measures, such as the freezing of bank accounts, which occurred in 1990.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Actions taken by the Brazilian government concerning the economy may have important effects on the market conditions, prices of Brazilian securities, Brazilian corporations and other entities, including the Company, , its inputs, products, distribution, sales force and financial condition. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

•                     devaluations and other exchange rate movements;

•                     inflation;

•                     investments;

•                     exchange control policies;

•                     unemployment levels and labor regulation;

•                     social instability;

•                     price instability;

•                     energy shortages;

•                     water rationing;

•                     interest rates and monetary policies;

•                     liquidity of domestic capital and lending markets;

•                     growth or downturn of the Brazilian economy;

•                     import and export controls;

•                     exchange controls and restrictions on remittances abroad;

•                     tax policy and changes in the tax law; and

•                     other political, diplomatic, social and economic developments in or affecting Brazil.

Any of the situations above may have material adverse effects on the Company’s financial condition and results.

Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business.

Our most significant market is Brazil, which has periodically experienced rates of inflation higher than those expected. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), were 5.6% in 2013, 6.2% in 2014, 11.3% in 2015, 6.6% in 2016 and 2.1% in 2017. Brazil may experience high levels of inflation in the future. Although the current levels of inflation are lower than those experienced in 2016, there is no assurance that future inflation levels will continue the downward trend occurred in 2017. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation. We cannot assure you that inflation will not affect our business in the future. In addition, any efforts by the Brazilian government to preserve economic stability, as well any public speculation about possible future initiatives, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our future operations and financial results.

In addition, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent economic and political instability in Brazil has contributed to a decline in market confidence in the Brazilian economy. Weak macroeconomic conditions in Brazil are expected to continue into 2018. In addition, the context of several ongoing investigations into allegations of money laundering and corruption being currently conducted by Brazilian Federal and State authorities are negatively impacting the Brazilian economy and political environment. The potential outcome of such corruption-related investigations is uncertain, but they have already impacted the general market perception of the Brazilian economy, political environment and the Brazilian capital market. We have no control over, and cannot predict, if such investigations or allegations will lead to further political and economic instability.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

On August 31, 2016, following months of speculation and citizen demonstrations throughout Brazil, the Senate approved the impeachment of president Dilma Rousseff, and she was replaced by Vice-President Michel Temer as Brazil’s new president.

The President Temer and its administration are subject to several pending corruption investigations, and we cannot predict how such or any additional allegations that may arise will affect the citizens support to the Government, its agenda for proposed reforms, the Brazilian economy and political and social stability. In May 2017, several claims for opening an impeachment proceeding against President Temer were brought in the House of Representatives by opposition parties, after the emergence of allegations that he could have endorsed the bribe of an arrested politician. On June 26, 2017, the Federal Attorney General initiated a proceeding for criminal prosecution against President Temer, which was forwarded to the House of Representatives for decision on the indictment. On August 2, 2017, by majority of votes, the House of Representatives decided to shelve such proceeding. On June 9, 2017, in an unrelated action, the Federal Supreme Court ruled that there was no sufficient evidence against President Temer and the former President Dilma Rousseff on allegations related to illegal financing of the 2014 election campaign. In September 2017, the Federal Attorney General initiated a new proceeding for criminal prosecution against President Temer, which, likewise the prior proceeding, was forwarded to the House of Representatives for decision. On September 25, 2017, the House of Representatives decided again for the shelving of such proceeding. However, it is not possible to predict whether the Office of the Attorney General shall initiate new proceedings against the President in the future, and if any of such proceedings shall be decided against the President, and may even result in his removal from the position.

Brazil was affected by the recent economic and political instability, among other factors, and has been facing a series of economic and political difficulties since 2014, including the increasing unemployment rates, decreasing consumer and business confidence, falling industrial output, a deficit in the Brazilian government primary accounts, shrinking and/or not relevant growth in gross domestic product, increasing uncertainties with regards to Congressional decisions and the significant devaluation and volatility of the real. Moreover, the political crisis could worsen economic conditions in Brazil, which may adversely affect our results of operations and financial condition. It is also difficult to assess the impact that the Brazilian political scenario will have in the Brazilian economy, including uncertainties related to the 2018 Brazilian elections, and as a result on our future operations and financial results and the confidence of investors and the public in general.

Consumption of beer, other alcoholic beverages and soft drinks in many of the jurisdictions in which we operate, including Brazil, is closely linked to general economic conditions, such that levels of consumption tend to rise during periods of rising per capita income and to fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of our products. Besides moving in concert with changes in per capita income, consumption of beer and other alcoholic beverages also varies in accordance with changes in disposable income. Any decrease in disposable income resulting from an increase in inflation, income taxes, cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for beer, other alcoholic beverages, soft drinks and other non-alcoholic beverages, as well as our results of operations. Moreover, the recently instability and uncertainties in the Brazilian economic and political scenario may adversely affect the demand for our products, which in turn may negatively impact on our operations and financial results.

Increases in taxes levied on beverage products in Brazil and unfair competition arising from tax evasion may adversely affect our results and profitability.

Increases in Brazil’s already high levels of taxation could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net revenues. Lower net revenues result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the Brazilian government will not increase current tax levels, at both state and/or federal levels, and that this will not impact our business.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

In January 2015 the Brazilian federal government enacted Law No. 13097, which introduced a new federal taxation model for beer and soft drinks. The law is a result of the combined efforts of the Brazilian federal government and beverage companies with a view to creating a less complex and more predictable tax system for the industry. The new tax model came into force on May 1, 2015. Among other changes, the new set of rules establishes that the Excise Tax (Imposto sobre Produtos Industrializados), or the IPI Excise Tax, the Social Integration Program Contribution (Programa de Integração Social), or the PIS and the Contribution and the Social Security Funding Contribution (Contribuição para Financiamento da Seguridade Social), or the COFINS, are due by manufacturers and wholesalers and shall be calculated based on the respective sales price (ad valorem). Under the previous legislation, the referred taxes were due exclusively by the manufacturer at fixed amounts per liter of beer or soft drink produced (ad rem).

Moreover, in 2015, the Federal District and the States of São Paulo, Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Ceará, Amapá, Rondônia, Amazonas, Tocantins, Piauí, Maranhão, Rio Grande do Norte, Bahia, Pernambuco, Paraíba, Alagoas, Sergipe and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and/or soft drinks. In 2016, the States of Rio de Janeiro and Acre also increased the respective ICMS Value-Added Tax rate, which came into force in 2017. In 2017, the Goiás and Amazonas States increased their ICMS rates applicable to soft drinks and beer, respectively, which become effective on the beginning of 2018. No assurance can be given that the Brazilian government, at both state and/or federal levels, will not consider further tax increases on beverages in the future.

In addition, the Brazilian beverage industry experiences unfair competition arising from tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil. An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry. In 2008, the federal government published regulations requiring the mandatory installation of production (volume) control systems, known as “SICOBE”, in all Brazilian beer and soft drinks, or CSD, factories in order to assist governments to fight tax evasion in the beverage industry. Though the objective of reducing tax evasion is being achieved for federal taxes, and while state governments have started using data from the SICOBE in order to identify potential state tax evasion, there can be no assurance that unfair competition arising from tax evasion will be eliminated from the Brazilian beverage industry. However, the mandatory implementation of SICOBE was suspended in December 2016 and the Brazilian federal government and regulators are developing a new system with state-of-the-art technology, aimed to reduce costs. Despite of several discussions conducted with the Brazilian government on a new system for implementation, there is no agreement on the matter.

We are subject to regulation on alcoholic and CSD beverages in the countries in which we operate.

Our business is regulated by federal, state, local laws and regulations. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties. Additionally, the Company may be subject to laws and regulation aimed at reducing the offer of beer and soft drinks in some markets in which the Company conducts activities, in order to address the alcohol abuse, sales of alcoholic beverages to minors, issues related to the health and other social concerns. For example, certain Brazilian states and small municipalities in which we operate have enacted legislation prohibiting the sale of soft drinks in schools, and imposing restrictions to the advertisement of alcoholic beverages. The Brazilian Congress is also evaluating proposed regulation imposing hygienic seals on beverage cans, as well as regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things. In addition, there are legal proceedings pending before Brazilian courts that may lead to restrictions on advertisement of alcoholic beverages. These rules and restrictions may adversely impact our results of operations.

In addition, there is a global trend of increasing regulatory restrictions with respect to the sale of alcoholic and CSD beverages. Compliance with such regulatory restrictions can be costly and may affect earnings in the countries in which we operate.

Moreover, companies in the alcoholic beverage and soft drink industries are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcoholic beverages and soft drinks. As an illustration, certain beer and other alcoholic beverage producers from Brazil and Canada have been involved in class actions and other litigation seeking damages. If any of these types of litigation were to result in fines, damages or reputational damage for us, this could have a material adverse effect on our business, results of operations, cash flows or financial position.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

We are subject to Brazilian and other antitrust regulations.

We have a substantial share of the beer market in Brazil and thus we are subject to constant monitoring by Brazilian antitrust authorities. In addition, in connection with the 1999 business combination of Companhia Cervejaria Brahma and Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos for incorporation of the Company, we entered into a performance agreement with the Brazilian antitrust authorities, which required us to comply with a number of restrictions, including the divestment of certain assets. Since July 28, 2008, we have been deemed to have complied with all those restrictions, according to Brazil’s highest antitrust authority, the Conselho Administrativo de Defesa Econômica (Administrative Council for Economic Defense), or the CADE. Nevertheless, we cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

Additionally, our participation in the Argentine beer market increased substantially following the acquisition of our interest in Quilmes Industrial Société Anonyme. Our operation in Argentina is subject to constant monitoring by Argentinean antitrust authorities. We cannot assure you that Argentinean antitrust regulation will not affect our business in Argentina in the future.

i) In regard to the foreign countries where the Company operates

Deterioration in economic and market conditions in other emerging market countries, as well as in developed economies, including the political and economic environment in other foreign countries, may adversely affect the market price of our common shares and ADSs.

Political, economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies as well as investors’ perception of economic conditions in Brazil. Economic crises in emerging markets, such as in Southeast Asia, Russia and Argentina, have historically triggered securities market volatility in other emerging market countries, including Brazil. In addition, global financial crisis originating in developed economies, including the subprime debt crisis in the United States and the sovereign debt crisis in Europe, have had an impact on many economies and capital markets around the world, including Brazil, which may adversely affect investors’ interest in the securities of Brazilian issuers such as Ambev. Therefore, the market value of our common shares and ADSs may be adversely affected by events occurring outside of Brazil. In addition, changes in monetary policy and/or implementation of protectionist policies in the United States and in other countries relevant to the international economy may directly or indirectly impact the economy in the countries in which we operate, generating many risks, especially in relation to exchange rates, interest rates, increase in the prices of commodities, and therefore, impact the Company's results.

The Company’s operations in Latin America South are subject to substantial risks relating to its businesses and operations conducted in Argentina and other South American countries.

The Company owns 100% of the total share capital of Latin America South Investment, S.L., or LASI, the net revenues from which corresponded to 22.5% of our consolidated results of operations in 2017. LASI is a holding company with operating subsidiaries in Argentina and other South American countries. As a result, LASI’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

In the past, the Argentine economic and social situation has rapidly deteriorated, and may quickly deteriorate in the future. We cannot assure you that the Argentine economy will not rapidly deteriorate as in the past. Additionally, in 2017 the Argentinean peso underwent a significant devaluation, losing 17.2% of its value relative to the Real, impacting the net assets, results and cash flows of our Argentinean operations. The devaluations of the peso against Real in 2017 and further devaluations of the peso in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity. See “4.2 – Description of key market risks – Our results of operations are affected by fluctuations in exchange rates and devaluation of the real relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.”

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

In addition, on July 30, 2014 Argentina entered into a selective default of its restructured debt and, in early 2016, U.S. courts ruled that Argentina must make full payments to the remaining debt securities holders. The devaluation of the Argentine peso, along with inflation and adverse macroeconomic conditions in Argentina may have a material adverse effect on our Latin America South operations and results, as well as in the ability of the Company to transfer funds from and within Argentina. Despite the election of a new presidential government that seems more committed to fiscal responsibility, the Company’s liquidity and operations, as well as its ability to access funds from Argentina may be adversely affected to the extent the economic or political situation in Argentina deteriorates, or if foreign exchange additional restrictions are implemented in Argentina.

The Company operates a joint venture in Cuba, in which the Government of Cuba is a joint venture partner. Cuba is still subject to broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

In January 2014, one of our wholly-owned subsidiaries acquired from Anheuser-Busch InBev S.A./NV, or ABI, the indirect equity held by ABI in Cerbuco Brewing Inc., a controlling interest of 50% in Cerveceria Bucanero S.A., or Bucanero, a Cuban company in the business of producing and selling beer. The other 50% equity interest in Bucanero is owned by the Government of Cuba. We have the right to appoint the general manager of Bucanero. Bucanero’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of our other subsidiaries. In 2017, Bucanero sold 1.8 million hectoliters of beer, representing about 1% of our total volume of 162.8 million hectoliters for the year. Although Bucanero production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States).

Based on U.S. foreign policy, the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions against Cuba. These sanctions were strengthened by the Trump administration through a National Security Presidential Memorandum, issued on June 16, 2017, that, among other things, introduced prohibitions on certain financial transactions with certain entities and sub-entities identified by the U.S. Department of State. Although our operations in Cuba are quantitatively immaterial, our overall business reputation may suffer or we may face additional regulatory scrutiny as a result of our activities in Cuba based on the fact that Cuba remains a target of U.S. economic and trade sanctions.

In addition, there have in the past been initiatives by federal and state lawmakers in the United States, and certain U.S. institutional investors, including pension funds, to adopt laws, regulations or policies requiring the divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism. Although the United States government has, on June 2017, ceased to identify Cuba as a state sponsor of terrorism, this position may be revised by action of the U.S. government’s executive branch. If U.S. government policy towards Cuba were to be reversed, with that country being once again designated as a state sponsor of terrorism, Cuba could return to being a target of possible restrictions for U.S. investment. If U.S. investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of our securities could be adversely impacted.

In addition, the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended by discretionary presidential action, the suspension may not continue in the future. Claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. In 2009, ABI received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Bucanero, which is alleged to have been confiscated by the Cuban government and trafficked by ABI through their former ownership and management of this company. Although ABI and we have attempted to review and evaluate the validity of the claim, due to the uncertain underlying circumstances, we are currently unable to express a view as to the validity of such claim or as to the claimants’ standing to pursue it.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

j. In regard to environmental issues:

Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products.

Seasonal consumption cycles and adverse weather conditions in the markets in which we operate may have an impact on our operations. This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business or operations, and water scarcity or poor quality could negatively impact our production costs and capacity.

There is a growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain agricultural commodities that are necessary for our products, such as barley, hops, sugar and corn. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require the Company to make additional investments in facilities and equipment due to increased regulatory pressures. As a result, the effects of climate change could have a long-term, material adverse impact on our business and results of operations.

We also face water scarcity and quality risks. The availability of clean water is a limited resource in many parts of the world, facing unprecedented challenges from climate change and the resulting change in precipitation patterns and frequency of extreme weather, overexploitation, increasing pollution, and poor water management. The Company implemented an internal strategy to considerably reduce the water consumption in the operational plants. However, as demand for water continues to increase around the world, and as water becomes scarcer and the quality of available water deteriorates, we may be affected by increasing production costs or capacity constraints, which could adversely affect our business and results of operations.

Natural and other disasters could disrupt our operations.

Our business and operating results could be negatively impacted by social, technical or physical risks such as earthquakes, hurricanes, flooding, fire, power loss, loss of water supply, telecommunications and information technology system failures, cyber-attacks, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

Our operations are subject to safety and environmental regulations, which could lead to additional costs for the Company, as well as material contingencies that may affect its results.

Our operations are subject to environmental regulations by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault. These regulations can result in liability which might adversely affect our operations. The environmental regulatory climate in the markets in which we operate is becoming stricter, with greater emphasis on enforcement.

There can be no assurance that we will not incur substantial environmental liability or those applicable environmental laws and regulations will not change or become more stringent in the future, which could adversely affect the Company’s financial condition and results.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

4.2- Description of the main market risks

The Company’s operating results are affected by fluctuation in commodity prices.

This risk involves the possibility of fluctuations in the prices of the products sold by the Company or by its subsidiaries, or in the price of raw materials and other inputs used in the production process. Since it operates in a commodities market, sales revenues and costs of sales of the Company and its subsidiaries can be affected by changes in the international prices of the products they sell and the raw materials they purchase.

The Company’s results of operations are affected by fluctuations in currency rates, by the depreciation of the Brazilian real against other currencies, including the US dollar, which may adversely affect the Company’s financial performance.

Most of the Company’s sales are in Brazilian Reais, while a significant portion of its debt is denominated in other foreign currencies, including the US dollar. Furthermore, a significant portion of the Company’s production costs in 2017, especially those involving packaging, such as cans and PET bottles, as well as sugar, hops and malt, are denominated in or linked to the US dollar, which appreciated significantly against the Brazilian Real in the last years.

In this case, any depreciation of the Brazilian Real against those foreign currencies may increase financial expenses and operating costs, affecting the Company’s ability to meet its foreign currency obligations. Although the Company’s current policy is to hedge practically all its US dollar-denominated debts and production costs, the Company cannot guarantee that it will always be possible to hedge in the future.

In addition, we have historically reported our consolidated results in Reais. In 2017, we derived 45.0% of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and Reais will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against Reais will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

We also incur currency transaction risks whenever one of our operating companies enters into transactions using currencies other than their respective functional currencies, including purchase or sale transactions and the issuance or incurrence of debt. Although we have hedging policies in place to manage commodity price and foreign currency risks to mitigate our exposure to currencies other than our operating companies’ functional currencies, there can be no assurance that such policies will be able to properly and successfully cover such risks, particularly in the long-term.

The Brazilian currency has devalued frequently, including during the last two decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, from 2010, the U.S. dollar appreciated by 12.5%, 8.9%, 14.6%, 13.4% and 47.0% against to the Real in 2011, 2012, 2013, 2014 and 2015, respectively, closing at R$3.905 per US$1.00 as of December 31, 2015. However, the U.S. dollar depreciated by 16.5% against the Real in 2016, closing at R$3.259 per US$1.00 as of December 31, 2016. In 2017, the U.S. dollar again valuated against Real, closing at R$3.3080 per US$1.00 On March 29, 2018, the exchange rate was R$3.3238 per US$1.00.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Devaluation of the real relative to the U.S. dollar may create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and measures of the Brazilian government aimed at stabilizing the real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil, impacting our ability to finance our operations through the international capital markets

Sensitivity analysis

The Company manages its non-derivative financial assets and liability risks substantially by entering into derivative financial instruments. Within this context, the Company has identified the main risk factors that could lead to losses in its transactions with derivative financial instruments and, therefore, it has developed a sensitivity analysis based on three scenarios that may affect its future results and/or cash flows, as described below:

1 – Probable Scenario: management’s expectation of deterioration in the principal risk factor of each transaction. To estimate the possible effect on the results from derivative transactions, the Company calculates Value at Risk –parametric VaR. VaR is a statistical measurement arrived at by estimating standard deviations and correlations between the returns from the different risk factors. The outcome of this model is the expected stop-loss for an asset during a given time frame and reliability interval. According to this methodology, we have used as calculation parameters the potential exposure of each financial instrument, a reliability interval of 95% and a horizon of 21 days commencing December 31, 2017, which are shown in the module.

2 – Adverse Scenario: a 25% deterioration in the principal risk factor of each transaction, in relation to the level ascertained as of December 31, 2017.

3 - Remote Scenario: a 50% deterioration in the principal risk factor of each transaction, in relation to the level ascertained as of December 31, 2017.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Transaction	Risk	Fair Value	Probable Scenario	Adverse Scenario	Remote Scenario

Hedge commodities	Drop in commodity prices	95,914	(70,649)	(392,913)	(881,740)
Purchase of inputs		(95,914)	108,718	498,773	1,093,459
Currency hedge	Foreign currency depreciation	(2,219)	(105,036)	(1,843,126)	(3,684,033)
Purchase of inputs		2,219	105,036	1,843,126	3,684,033
Effect on costs		-	38,069	105,860	211,719

Currency hedge	Foreign currency depreciation	(8,925)	(16,783)	(153,782)	(298,638)
Capex purchases		8,925	16,783	153,782	298,638
Effect on property, plant and equipment		-	-	-	-

Currency hedge	Foreign currency depreciation	(1,292)	(3,403)	(45,722)	(90,153)
Expenses		1,292	3,403	45,722	90,153
Effect on expenses result		-	-	-	-

Currency hedge	Foreign currency appreciation	(13,106)	(37,493)	(341,429)	(669,751)
Cash		13,106	37,493	341,429	669,751
Interest rate hedge	Interest rate decrease	(10)	(422)	(2,914)	(3,392)
Interest revenue		10	422	2,914	3,392
Effect on cash		-	-	-	-

Currency hedge	Foreign currency depreciation	-	-	-	-
Indebtedness		-	9,683	140,642	281,284
Interest Hedge	Increase in the interest rate	28,172	18,373	(131,466)	(162,662)
Interest expenses		(28,172)	(18,373)	131,466	162,662
Effect on debt		-	9,683	140,642	281,284

Hedge of Equity Securities	Depreciation of shares price	69,166	54,315	(100,085)	(269,337)
Expenses		(69,166)	(19,411)	517,817	1,104,799
Effect on Shareholders’ equity		-	34,904	417,732	835,462
		-	82,656	664,234	1,328,465

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

4.3 – Non-confidential and material judicial, administrative or arbitration proceedings

The Company and its subsidiaries are parties to judicial and administrative proceedings, as described below.

i. Labor claims

As of December 31, 2017, the Company and its subsidiaries were parties to approximately 25,000 labor claims filed by former, current and outsourced employees, primarily involving matters concerning overtime, dismissals, severance payments, health hazard and risk premiums and supplementary retirement benefits, among other issues, all of them of legal or administrative nature.

In relation to labor matters, the Company is party to claims related to social charges on payroll. The Company management estimates the possible losses related to be approximately R$253 million on December 31, 2017.

There are no labor claims where the Company and its subsidiaries appear as defendant or plaintiff which are individually material to their business.

ii. Taxation

As of December 31, 2017, the Company and its subsidiaries were parties to approximately 4.000 judicial and administrative tax proceedings. The chances of loss in these proceedings are classified as possible or probable.

The pending tax proceedings include suits filed by the Company against the tax authority, alleging the unconstitutionality of certain taxes. These proceedings include matters involving income tax, as well as ICMS, IPI and PIS/COFINS taxes. Since these proceedings depend on obtaining favorable court rulings, the corresponding assets that may arise in the future will only be recognized by the Company when it is certain of receiving the amounts previously paid and deposited.

Tax Recovery Program

Pursuant to Law 12865/13, which permitted the inclusion of additional challenged tax amounts in the 2009 Tax Recovery Program provided for in Law 11941/09, the Company included in this program certain additional challenged taxes that had previously been the subject of litigation. As of December 31, 2013, the tax liabilities included by the Company during 2013 in the 2009 Tax Recovery Program amounted to R$178,4 million. In November 2014, the Company settled the debits included in the installment payment program of Law 12965/13, as well as the debits added to this installment payment plan under the program of Law 12896/14, amounting to R$201 million, part in cash and part by availing itself of tax losses of subsidiaries. On December 31, 2014, the Company paid off the total amount involving both the 2013 and the 2014 Installment Payment Programs. As of December 31, 2016, having paid in full the amount referring to the 2013 and 2014 Installment Payment Programs, the Company is waiting for the Brazilian Federal Revenue Service to approve the payment.

During the third quarter of 2017, the Company decided to participate in the Federal Tax Amnesty Program established by Provisional Measure No. 783, of May 31, 2017, extended by Provisional Measure No. 798 (“PERT 2017”), undertaking to pay some tax assessments that were in dispute in administrative or judicial level, including debts of its subsidiaries, totaling approximately the amount of R$3.5 billion, taking into account the discounts provided by such program, having paid approximately the amount of R$960 million in 2017, and undertaking to pay the remaining amount in 145 monthly installments, plus interest as from January 2018.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Below are the individual key proceedings for the Company and its subsidiaries’ business:

Proceeding 5014538-16.2017.4.03.6100 (re. to Adm Proc No. 16327.000530/2005-28
a. court	São Paulo
b. level	Legal
c. date filed	2017
d. parties to the proceeding	Ambev S.A (Eagle S.A).x Brazil
e. amounts, assets or rights involved	R$2.3 billion
f. primary facts

Legal proceeding (Annulment Action of tax debt) filed in September 2017, with an injunction granted in favor of the company, related to the administrative proceeding No. 16327.000530/2005-28 filed by the Brazilian Federal Revenue to collect IRPJ and CSLL taxes on earnings obtained abroad through the Company’s subsidiaries and affiliates.

g. chances of loss	Possible.
h. analysis of the impact in case of loss	The amount of the proceeding.

Proceeding 16561.720087/2011-81
a. court	São Paulo
b. level	Administrative
c. date filed	2011
d. parties to the proceeding	Brazil x Company
e. amounts, assets or rights involved	R$5.3 billion
f. primary facts

Disallowance of premium amortization expenses for the years 2006 to 2010, arising from merger of InBev Holding Brasil S.A. In November 2014, the Administrative Court reached a final decision on the appeal as partially favorable. Bearing in mind this decision, the Company filed motions for clarification, which in September 2016 were partially granted, and the Company was formally notified of such decision in January 2018. As the decision by the Federal Administrative Council of Tax Appeals (“CARF”) was partially granted, the Company filed an injunction to discuss the matter, which was favorable granted to the Company. The remaining portion is to be submitted to review by the High Panel of CARF.

g. chances of loss	Possible.
h. analysis of the impact in case of loss

Amount of the proceeding; should the Company be required to pay this amount, Anheuser-Busch InBev SA/NV will reimburse an amount (70%) proportional to the benefit it obtained from said premium amortization, as well as the respective costs.

Proceeding 16561.720063/2016-36
a. court	São Paulo
b. level	Administrative
c. date filed	2016
d. parties to the proceeding	Brazil x Company
e. amounts, assets or rights involved	R$3.0 billion
f. primary facts

Disallowance of premium amortization expenses for the years 2011 to 2013, arising from merger of InBev Holding Brasil S.A. In March 2017, the Judgment Office (DRJ) judged the Company’s Opposition as partially valid. Bearing in mind that the judgment was partially favorable, AmBev appealed to CARF, which partially granted the appeal to the Company in May 2018. The Company is waiting that the Appellate Decision be issued to evaluate any applicable appeals that may be filed

g. chances of loss	Possible.
h. analysis of the impact in case of loss

Amount of the proceeding; should the Company be required to pay this amount, Anheuser-Busch InBev SA/NV will reimburse an amount (70%) proportional to the benefit it obtained from said premium amortization, as well as the respective costs.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Proceeding 16561.720109/2013-74
a. court	São Paulo
b. level	Administrative
c. date filed	2013
d. parties to the proceeding	Brazil x Company
e. amounts, assets or rights involved	R$1.6 billion
f. primary facts

Disallowance of premium amortization expenses arising from the merger of BAH - Beverage Associate Holding. In December 2014, Company filed an appeal against the unfavorable administrative ruling of the lower court. In March 2017, CARF has issued the judgment of the voluntary appeal and decided the review of an item of the Opposition which is no longer analyzed. In July 2017, the Company was notified of the reviewed decision by DRJ and filed a new Voluntary Appeal, which is pending of decision.

g. chances of loss	Possible
h. analysis of the impact in case of loss	The amount of the proceeding.

Proceeding 16643.720059/2013-15
a. court	São Paulo
b. level	Administrative
c. date filed	2013
d. parties to the proceeding	Brazil x Company
e. amounts, assets or rights involved	R$1.5 billion
f. primary facts

Administrative proceeding filed by the Brazilian Federal Revenue Service to collect IRPJ and CSLL taxes on earnings obtained abroad through the Company’s subsidiaries and affiliates. The proceeding had a favorable decision at DRJ. The Company filed a voluntary appeal, which is pending of decision by CARF.

g. chances of loss	Partly possible and partly probable
h. analysis of the impact in case of loss	The amount of the proceeding.

Proceeding 16561.720159/2014-32
a. court	São Paulo
b. level	Administrative
c. date filed	2014
d. parties to the proceeding	Brazil x Company
e. amounts, assets or rights involved	There is no loss amount related to this matter on December 31, 2017.
f. primary facts

The tax assessment was based, generally speaking, on the disallowance of interest expenses incurred on financial instruments. The Company has filed an Opposition. In July 2016, the Opposition was partially granted by DRJ. Against this decision, the Company filed a voluntary appeal. In August 2017, CARF concluded the judgment, which was totally favorable to the Company, having being notified of such decision and the forwarding of the case for closing on December 2017

g. chances of loss	Proceeding closed
h. analysis of the impact in case of loss	Proceeding closed.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Proceeding 116561-720.233/2016-82
a. court	São Paulo
b. level	Administrative
c. date filed	2016
d. parties to the proceeding	Brazil x Company
e. amounts, assets or rights involved	R$4.0 billion
f. primary facts	The tax assessment was based, generally speaking, on the disallowance of interest expenses incurred on financial instruments. The Company has filed an Opposition and is awaiting the ruling by DRJ.
g. chances of loss	Possible
h. analysis of the impact in case of loss	The amount of the proceeding.

Proceeding 16561.720180/2015-19
a. court	São Paulo
b. level	Administrative
c. date filed	2015
d. parties to the proceeding	Brazil x Company
e. amounts, assets or rights involved	R$1.0 billion
f. primary facts

The tax assessment refers to the reversal of credits referring to taxes paid abroad by group companies, proof of which is being questioned by the Tax Authority, in addition to the reversal of financial expenses. The Company has filed an opposition and is awaiting the ruling of the Judgment Office of the Brazilian Federal Revenue Service.

g. chances of loss	Possible
h. analysis of the impact in case of loss	The amount of the proceeding.

Proceeding 10830-727.834/2016-12
a. court	São Paulo
b. level	Administrative
c. date filed	2016
d. parties to the proceeding	Brazil x CRBS
e. amounts, assets or rights involved	There is no loss amount related to this matter on December 31, 2017.
f. primary facts

The tax assessment refers to the disregard of the option by the Income Tax Ascertainment in the Presumed Profit method in the years 2011 to 2013. The Company has filed an Opposition. In July 2017, CRBS was notified of an unfavorable decision by DRJ and filed a Voluntary Appeal. In September 2017, CRBS elected to include such Tax Assessment in the Special Program for Tax Settlement established by Provisional Measure No. 783 (“PERT”).

g. chances of loss	Proceeding closed.
h. analysis of the impact in case of loss	Proceeding closed.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Proceeding 16561-720.119/2017-33
a. court	São Paulo
b. level	Administrative
c. date filed	2017
d. parties to the proceeding	Brazil x Ambev S.A.
e. amounts, assets or rights involved	R$1.1 billion
f. primary facts

In November 2017, the Company received a tax assessment related to a goodwill amortized in relation to the merger of CND Holdings with the Company. The Company filed an Opposition to the tax assessment within the legal period, which is pending of decision by DRJ.

g. chances of loss	Possible
h. analysis of the impact in case of loss	The amount of the proceeding.

Proceeding 16561-720.130/2017-01
a. court	São Paulo
b. level	Administrative
c. date filed	2017
d. parties to the proceeding	Brazil x Ambev S.A.
e. amounts, assets or rights involved	R$ 1.2 billion
f. primary facts

Tax assessment of IRPJ and CSLL in view of not having taking into account the amounts paid as monthly estimative of January 2012, as well as the amounts from February to December due to non-recognition of amounts related to tax income paid abroad. The Company filed an Opposition, which is pending of decision by DRJ.

g. chances of loss	Possible
h. analysis of the impact in case of loss	The amount of the proceeding.

Proceeding 16561.720.111/2017-77
a. court	São Paulo
b. level	Administrative
c. date filed	2017
d. parties to the proceeding	Brazil x Ambev S.A.
e. amounts, assets or rights involved	R$ 1.1 billion
f. primary facts

Administrative proceeding filed by Brazilian Federal Revenue for collection of IRPJ and CSLL on profits earned abroad through of subsidiaries and affiliates of the Company. In March 2018, the Company received a notice of favorable partial decision by DRJ. The Company filed a Voluntary Appeal to discuss the unfavorable portion, which is pending of decision.

g. chances of loss	Possible
h. analysis of the impact in case of loss	The amount of the proceeding.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Proceeding 16692.720871/2017-99
a. court	São Paulo
b. level	Administrative
c. date filed	2017
d. parties to the proceeding	Brazil x Ambev S.A.
e. amounts, assets or rights involved	1.4 billion
f. primary facts

Tax assessment for disallowance of credits related to taxes paid abroad by companies of the group, the evidence of which has been challenged by the tax authorities. The Company filed an Opposition, which is pending of decision by DRJ.

g. chances of loss	Possible
h. analysis of the impact in case of loss	The amount of the proceeding.

Proceeding 01.000499049-47
a. court	Minas Gerais
b. level	Administrative
c. date filed	2016
d. parties to the proceeding	Treasury of the State of Minas Gerais x Company
e. amounts, assets or rights involved	R$1.5 billion
f. primary facts

The tax assessment refers to the breach attempting to collect the differences in ICMS taxes related to the period from April 2011 to December 2015, that the State deem to be owed under the tax substitution regimen, in situations where the selling price of the products from the plant reaches levels in excess of the amount established in the tax listing. In first quarter of 2018, the proceeding has a favorable final decision in the administrative sphere. The Company shall file an action to discuss the matter in court within the legal period.

g. chances of loss	Possible
h. analysis of the impact in case of loss	The amount of the proceeding.

iii. Civil and Criminal

As of December 31, 2017, the Company and its subsidiaries appeared as the plaintiffs in approximately 500 civil (including environmental) and criminal lawsuits. On the same date, the Company and its subsidiaries were defendants in approximately 7,000 civil (including environmental) and criminal lawsuits.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Below is the key proceeding for the Company and its subsidiaries’ business:

Proceeding 2008.61.03.007791-6
a. court	1st Lower Court of the Judicial Subsection of São José dos Campos
b. level	Lower court
c. date filed	28/Oct/2008
d. parties to the proceeding	The Company, FEMSA – Fomento Econômico Mexicano S.A. and Primo Schincariol Indústria de Cervejas e Refrigerantes S.A.
e. amounts, assets or rights involved	R$15.3 billion
f. primary facts

Lawsuit filed by the Federal Prosecutor’s Office against three beer manufacturing companies, requiring the defendants to indemnify the “increase in damage caused by investments in beer-type alcoholic beverage advertisements”, in addition to sentencing them to invest the same amount earmarked for alcoholic beverage advertisements in programs for preventing and treating the “damage caused by alcohol consumption”. The amount claimed by the Federal Prosecutor’s Office in the public action, bearing in mind only the portion applicable to the company, is approximately R$2.1 billion. However, with the NGO - "Instituto Barão de Mauá" joining the proceeding as co-plaintiff and claiming the same amount of indemnification, the total amount of the lawsuit is now R$5.5 billion. In January de 2015, the requests for production of evidence filed with the lower court were rejected. In July 2016, the lower court denied the lawsuit. In October 2016, the Federal Prosecutor’s Office filed an appeal against which the Defendants filed briefs. They are awaiting a final decision on the appeal by the Federal Court of the 3rd Region.

g. chances of loss	Remote
h. analysis of the impact in case of loss

The chance of the judgment be reversed and the Company having to pay the amount claimed by the Federal Prosecutor’s Office is remote. However, in the event of a loss, in addition to this indemnification, the Company will have to channel the same amount spent in advertising to programs for preventing and treating problems arising from the consumption of alcohol.

Riachuelo River Basin

In 2004, an environmental complaint was filed by several neighbors residing in the Riachuelo River Basin against the State of Argentina, the Province of Buenos Aires, the city of Buenos Aires and more than 40 companies (including Cerveceria y Malteria Quilmes S.A., the Company’ subsidiary in Argentina) whose facilities are located in the Riachuelo River Basin, or which dump their waste in the Riachuelo River; In this complaint, the Supreme Court of Justice of Argentina ruled that the State of Argentina and the Province and city of Buenos Aires remain primarily liable for cleaning up the environment, and also, that the Riachuelo River Basin Authority, an environmental body created in 2006 under Argentine Law No. 26,168, was to be responsible for implementing a Remediation Plan for the Riachuelo River Basin. The Supreme Court of Justice of Argentina  decided that any indemnification claim should be filed before a civil court.

4.3.1. Indicate the total amount provisioned, if any, for the proceedings described in section 4.3.

i. Labor claims

Not applicable, given that there are no labor claims where the Company and its subsidiaries appear as defendant or plaintiff which are individually material to their business.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

ii. Tax proceedings

As of December 31, 2017, the Company held provisions of R$44.2 million for the cases described in the foregoing section.

iii. Civil and Criminal proceedings

As of December 31, 2017, the Company held no provisions for the cases described in the foregoing section.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

4.4 – Non-confidential judicial, administrative or arbitration proceedings whose opposing parties are managers, former managers, majority shareholders, former majority shareholders or investors

The Company is party to the following judicial, administrative or arbitration proceedings whose opposing parties are managers or former managers, majority shareholders or former majority shareholders or investors:

Warrants (Subscription Bonuses)

0047299-63.2003.8.19.0001
a. court	Rio de Janeiro
b. level	STJ
c. date filed	2003
d. parties to the proceeding	Romanche Investment Corporation LLC x Company
e. amounts, assets or rights involved

Currently unascertainable. In the event the Company loses the case, current shareholders may experience dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses. The historical amount attributed to the case is R$3.1 million (restated up to December/2017, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro: R$7.3 million).

The historical amount attributed to the case is R$98.5 million (restated up to December/2017, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro: R$232 million).

f. primary facts

The complaint requested sentencing of the Company (i) to the issuance of shares that would be entitled to the subscription bonuses held by the plaintiff, at the price the latter understands to be correct, which is less than that published by the Company and ratified by the Brazilian Securities Commission – CVM, adjusted according to the capital increases that occurred in the period from 1996 to 2003 as a result of the exercise of stock options under the stock options plan by Company employees, and other subscription bonuses issued in 1993, in addition to (ii) the payment of material damages.

The counterclaim requested sentencing of the plaintiff to the payment of the correct price for the exercise of the rights provided for in the subscription bonuses, as previously agreed in such securities and disclosed to Ambev in Material Fact and approved by CVM. The lower court denied the claims made in the main lawsuit, and accepted the counterclaim filed by the Company. The sentence was reversed by the Appellate Court of the State of Rio de Janeiro, resulting in the filing by the Company of a motion to annul the appellate decision of the 3rd Civil Chamber of the Appellate Court. The motion to annul was denied by three votes to two and the Company filed a special appeal against the decisions on the appeal and the motion to annul. The Company’s special appeal was denied, so an appeal was filed with the Superior Court of Justice. In a lower court decision, the Reporting Judge, Justice Aldir Passarinho Junior denied the appeal in the Company’s special appeal. The Company then filed a regulatory appeal against this decision. On August 2, 2011, continuing with the trial, and after an opinion by Justice João Otávio de Noronha, disagreeing with the Reporting Judge, Justice Aldir Passarinho Junior, who had denied the appeal, a majority vote of the Justices of the Second Panel of the Superior Court of Justice granted the Company’s regulatory appeal to grant the special appeal and determine that the special appeal be sent to the higher court. On October 11, 2012, the special appeal was assigned, by prevention, to Justice Marco Buzzi (Reporting Judge). On February 14, 2017, the Company’s Special Appeal was partially granted in order to fully deny the main action of the Plaintiff and reduce the contingency fees applied to the Company in the counterclaim. They are waiting for a possible appeal filing by the Plaintiff, but maintaining the denial of the counterclaim plea. On May 5, 2017, the plaintiff filed an appeal against the decision that gave partial granting to the Company’s Special Appeal. On September 29, 2017, the Office of the Attorney General submitted an opinion for not granting the plaintiff’s appeal. The record was finally concluded by the Reporting Judge and is pending of decision.

g. chances of loss	Main lawsuit: Remote Counterclaim: Probable.
h. analysis of the impact in case of loss

In the event the Company loses the case, the main effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

0047841-81.2003.8.19.0001
a. court	Rio de Janeiro
b. level	STJ
c. date filed	2003
d. parties to the proceeding	Banco do Brasil Employees’ Pension Fund – PREVI and the Federal Savings Bank Employees’ Foundation – FUNCEF X Company
e. amounts, assets or rights involved

Currently unascertainable. In the event the Company loses the case, current shareholders may experience economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses.

The historical amount attributed to the case is R$60.3 million (restated up to December/2017, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro: R$142 million). The historical amount attributed to the counterclaim is R$399.8 million (restated up to December/2017, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro: R$941.7 million).

f. primary facts

The complaint requested sentencing of the Company (i) to the issuance of shares that would be entitled to the subscription bonuses held by the plaintiff, at the price the latter understands to be correct, which is less than that published by the Company and adjusted according to the capital increases that occurred in the period from 1996 to 2003 as a result of the exercise of stock options under the stock options plan by Company employees, and other subscription bonuses issued in 1993, as well as (ii) the payment of material damages. The counterclaim requested sentencing of the plaintiff to the payment of the correct price for the exercise of the rights provided for in the subscription bonuses, as previously agreed in such securities and disclosed to Ambev in Material Fact and approved by CVM.

The lower court denied the claims made in the complaint, and accepted the counterclaim filed by the Company. The sentence was reversed by the Appellate Court of the State of Rio de Janeiro, resulting in the filing by the Company of a motion to annul the appellate decision of the 3rd Civil Chamber of the Appellate Court. The motion to annul was denied by three votes to two and the Company filed a special appeal against the decisions on the appeal and the motion to annul. The Company’s special appeal was denied, so an appeal was filed with the Superior Court of Justice. In a lower court decision, Justice Aldir Passarinho Junior took cognizance of the appeal to partially grant the special appeal and determine the reduction in the fees arbitrated in the counterclaim to 2% of the restated amount of the case. The Company and the plaintiffs filed interlocutory appeals against this decision. Following the vote of Justice Aldir Passarinho Junior, denying the Company’s regulatory appeal, Justice João Otávio de Noronha requested to see the record. Continuing with the trial, after the opinion of Justice João Otávio de Noronha granting the Company’s regulatory appeal and determining that the special appeal be sent to the higher court to be better appreciated, thus differing from Reporting Judge Justice Aldir Passarinho Junior, who had denied the appeal, by a majority vote the Panel granted the regulatory appeal to grant the appeal and determine that the special appeal be sent to the higher court. On December 7, 2011, the proceeding was assigned, by prevention, to Justice Marco Buzzi (Reporting Judge).

The plaintiffs filed a request for substitution of collateral, arguing that the National Treasury Bills - LFT's offered as collateral bore a maturity date of March 7, 2012. Served of process, the Company agreed to the request for substitution. Accordingly, the Reporting Judge approved the substitution of the National Treasury Notes, series B - NTN-B, shown in the correspondence accompanying the petition filed by the Plaintiffs. Case held by the Reporting Judge on September 25, 2012. On December 1, 2015, the plaintiffs filed a petition containing the opinion of Prof. Ary Oswaldo Mattos Filho on the case. On February 14, 2017, the Company’s Special Appeal was partially granted in order to fully deny the main action of the Plaintiff and reduce the contingency fees applied to the Company in the counterclaim, but maintaining the denial of the counterclaim plea. On September 11, 2017, the Office of the Attorney General submitted an opinion for not granting the plaintiff’s appeal. The record was finally concluded by the Reporting Judge and is pending of decision.

g. chances of loss	Main lawsuit: Remote Counterclaim: Probable.
h. analysis of the impact in case of loss

In the event the Company loses the case, the main effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

03.047.887-1
a. court	São Paulo
b. level	STJ
c. date filed	2003
d. parties to the proceeding	Economus Instituto de Seguridade Social (Economus Institute of Social Security) X Company
e. amounts, assets or rights involved

Currently unascertainable. In the event the Company loses the case, current shareholders may experience economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses. The historical amount attributed to the case is R$1.0 million (restated up to December/2017, in accordance with the Practical Table of the Appellate Court of the State of São Paulo: R$2.4 million). In regard to the counterclaim, the historical amount attributed to the case is R$4.4 million (restated up to December/2017, in accordance with the Practical Table of the Appellate Court of the State of São Paulo: R$9.8 million).

f. primary facts

The action was filed on April 28, 2003. On May 19, 2003, the Company filed an answer, counterclaim and opposition to the amount of the lawsuit. On August 17, 2005, a sentence was published denying the claims made in the lawsuit and in the counterclaim. On September 29, 2005, the Company filed an appeal against the part of the sentence referring to the counterclaim. On September 28, 2005, the Economus Institute of Social Security filed an appeal against the part of the sentence referring to the lawsuit. On May 13, 2011, the appeals filed both by the Company and Economus Institute of Social Security were added to the trial docket of May 26, 2011; however, at the request of the third judge, after the votes of the Reporting Judge and the judge-reviewer denying the appeals, the trial was adjourned until June 9, 2011, on which date both appeals were denied, with the declaration of concurrent vote by the judge-reviewer. On July 28, 2011, Economus Instituto de Seguridade Social filed a Motion for Clarification against the appellate decision that had denied its appeal. On August 11, 2011, the Motion for Clarification was rejected. On October 6, 2011, Economus Instituto de Seguridade Social filed a special appeal. On May 30, 2012, the special appeal was assigned to the Fourth Panel Justice Raul Araújo. On December 12, 2013, Justice Raul Araújo decided not to entertain the appeal. Against this decision, Economus Instituto de Seguridade Social filed an appeal against the Refusal Decision of the Special Appeal, which was granted, for cognizance of the Special Appeal. On October 27, 2015, the Special Appeal by Economus Instituto de Seguridade Social was denied by the STJ. Economus Instituto de Seguridade Social filed a motion for clarification against the appellate decision that denied the special appeal. The motion for clarification was rejected on March 10, 2016 by the Fourth Panel of the STJ. On April 26, 2016, Economus Instituto de Seguridade Social filed an Appeal to the Special Court of STJ. On August 15, 2016, the Company filed opposition to the Appeal, together with legal opinions for its inadmissibility and invalidity. On December 9, 2016, the Federal Prosecutor’s Office filed an opinion by no knowledge of the Appeal. On February 13, 2017, The Company spontaneously filed an answer to the Federal Prosecutor’s Office’s opinion, whereby it opposed the attempt of a consensual solution to the dispute. On March 21, 2017, Economus Instituto de Seguridade Social agreed to the attempt of a consensual solution to the dispute. On March 21, 2017, Economus Instituto de Seguridade Social agreed to the attempt of a consensual solution to the dispute or subsidiarily, the trial together with this appeal with other appeals, whether filed by a third party, on the same subject. Since March 22, 2017, the case is prepared by the Reporting Judge Jorge Mussi.

g. chances of loss	Main lawsuit: remote. Counterclaim: probable.
h. analysis of the impact in case of loss

In the event the Company loses the case, the main effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

03.047.412-4
a. court	São Paulo
b. level	STJ
c. date filed	2003
d. parties to the proceeding	Herta TH. Carola Stinglwagner, Arnim Loree Margot Stinglwagner X Companhia
e. amounts, assets or rights involved

Currently unascertainable. In the event the Company loses the case, current shareholders may experience economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses.

The historical amount attributed to the case is R$0.4 million (restated up to December/2017, in accordance with the Practical Table of the Appellate Court of the State of São Paulo: R$1 million). In regard to the counterclaim, the historical amount attributed to the case is R$13.8 million (restated up to December/2017, in accordance with the Practical Table of the Appellate Court of the State of São Paulo: R$30.9 million).

f. primary facts

The action was filed on April 28, 2003. On May 14, 2003, the Company filed an answer, counterclaim and opposition to the amount of the lawsuit. On March 28, 2006, a sentence was published denying the claims made in the lawsuit and in the counterclaim. On May 31, 2006, the Company filed an appeal against the part of the sentence referring to the counterclaim and, on August 9, 2006, the plaintiffs filed an appeal against the part of the sentence referring to the lawsuit. On December 18, 2007, a majority of votes partly granted the plaintiffs’ appeal so as to assure them of the right to subscribe the defendant's equity at the lowest issuance price between February 1996 and April 2003; however, the claim for damages was denied. The Company’s appeal was held to be moot, given the partial granting of the plaintiffs’ appeal. On April 7, 2008, the Company filed a motion to annul. On October 7, 2008, the Motion to Annul was tried and the sentence denying the claims made in the lawsuit and in the counterclaim was upheld. On March 5, 2009, the plaintiffs filed a Special Appeal against the decision granting the Motion to Annul. On the same date, the Company also filed a Special Appeal against the part of the sentence that upheld the denial of the claims made in the counterclaim. On July 17, 2009, a sentence was rendered granting the Special Appeal filed by the plaintiffs, while the Company's Special Appeal was denied. On August 2, 2011, the trial of the appeals began, with the vote of the Reporting Judge João Otávio de Noronha against both appeals. Thereafter, the case records were excluded from the trial docket at the request of Justice Luis Felipe Salomão to see the records.

On December 1, 2011, the trial began on August 2, 2011 continued, and Justice Luis Felipe Salomão voted for partially granting the special appeal filed by the Plaintiffs and for denying the appeal filed by the Company. After Justices Raul Araújo and Maria Isabel Gallotti accompanied the vote of the Reporting Judge, the Appeal was once again excluded from the trial docket at the request of Justice Antonio Carlos Ferreira. On September 4, 2012, a majority vote of the Fourth Panel denied both appeals, as determined in the vote of the Reporting Judge. Justices Luis Felipe Salomão and Antonio Carlos Ferreira, who took cognizance of and partially granted the appeal filed by the plaintiffs, and Justice Antonio Carlos Ferreira, who held the Company’s appeal to be moot, were defeated. Against this appellate decision, the plaintiffs filed a Motion for Clarification, rejected by the Fourth Panel of the STJ on September 17, 2015. On February 11, 2016, the plaintiffs filed an Appeal against a divergent decision. On April 14, 2016, the Company filed an opposition to the Appeal against a divergent decision, accompanied by legal opinions for its inadmissibility and invalidity. On December 9, 2016, the Federal Prosecutor’s Office filed an opinion by no knowledge of the Appeal. On February 13, 2017, the Company spontaneously filed an answer to the Federal Prosecutor’s Office’s opinion, whereby it opposed the attempt of a consensual solution to the dispute. On April 6, 2017, the deadline was certified in order to the plaintiffs to answer on the opinion of the Federal Prosecutor’s Office. On the same date, the case was finally decided by the Reporting Judge Jorge Mussi, where it remains.

g. chances of loss	Main lawsuit: remote. Counterclaim: probable.
h. analysis of the impact in case of loss

In the event the Company loses the case, the main effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

0047983-85.2003.8.19.0001
a. court	Rio de Janeiro
b. level	STJ
c. date filed	2003
d. parties to the proceeding	Tempo Capital Fundo de Investimento em Ações (Tempo Capital Equity Investment Fund) x Company
e. amounts, assets or rights involved

Currently unascertainable. In the event the Company loses the case, current shareholders may experience dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses.

The historical amount attributed to the case is R$1.2 million (restated up to December/2017, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro: R$2.8 million). The historical amount attributed to the counterclaim is R$7.9 million (restated up to December/2017, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro: R$18.6 million).

f. primary facts

The complaint requested sentencing of the Company to the issuance of shares that would be entitled to the subscription bonuses held by the plaintiff, at the price the latter understands to be correct, which is less than that published by the Company and ratified by the Brazilian Securities Commission – CVM, adjusted according to the capital increases that occurred in the period from 1996 to 2003 as a result of the exercise of stock options under the stock options plan by Company employees, and other subscription bonuses issued in 1993, and the payment of material damages arising from delay in issuing shares. The counterclaim requested sentencing of the plaintiff to the payment of the correct price for the exercise of the rights provided for in the subscription bonuses, as previously agreed in such securities and disclosed to Ambev in Material Fact and approved by CVM.

The lower court denied the claims made in the lawsuit, and granted the counterclaim filed by the Company. This sentence was reversed by the Appellate Court of the State of Rio de Janeiro, resulting in the filing by the Company of a motion to annul the appellate decision of the 3rd Civil Chamber of the Appellate Court of the State of Rio de Janeiro. The motion to annul was denied by three votes to two and the Company filed a special appeal against the appellate decisions and the motion to annul. The Company’s special appeal was denied, so an appeal was filed with the Superior Court of Justice. In a lower court decision, Justice Aldir Passarinho Junior denied the Company’s appeal.

The Company filed a regulatory appeal against this decision, which denies his appeal in special appeal. On August 2, 2011, continuing with the trial, and after an opinion by Justice João Otávio de Noronha disagreeing with the Reporting Judge, Justice Aldir Passarinho Junior, who had denied the appeal, the Justices of the Second Panel of the Superior Court of Justice, by a majority vote, agreed to grant the Company’s regulatory appeal to grant the interlocutory appeal and determine that the special appeal be sent to the higher court. On March 8, 2012, the special appeal was assigned, by prevention, to Justice Marco Buzzi (Reporting Judge) of the Fourth Panel of the Superior Court of Justice. On May 16, 2016, the Company's special appeal was known and monocratically provided by the Reporting Judge Marco Buzzi. On May 23, 2016, the plaintiff filed an appeal. On June 16, 2016, Ambev filed an opposition to the internal interlocutory appeal of Tempo Capital. On May 18, 2017, the internal interlocutory appeal filed by the plaintiff was dismissed by majority of votes. On June 21, 2017, Tempo Capital filed Requests for Resolution of Conflict in Decision, against which the Company filed an answer on September 20, 2017. On September 29, 2016, the Office of the Attorney General submitted an opinion for not granting the Requests for Resolution of Conflict in Decision. The record was finally concluded for decision of the Reporting Judge since October 2, 2017.

f. primary facts (continued)
g. chances of loss	Main lawsuit: remote. Counterclaim: probable.
h. analysis of the impact in case of loss

In the event the Company loses the case, the main effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

0091106-60.2008.8.19.0001
a. court	Rio de Janeiro
b. level	STJ
c. date filed	2008
d. parties to the proceeding	Sergio Campos Faria x the Company
e. amounts, assets or rights involved

It is not possible to ascertain the amount at this moment. In case the Company receives a favorable decision in this case, there may occur an economic dilution for the existing shareholders corresponding to the difference between the fair value of the shares when they were issued and the amount ultimately established in court as the strike price for the warrants. The historical amount attributed to the case is R$24,910.00 (restated up to December/2017, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro: R$44,939.78).

f. primary facts

The complaint requested sentencing of the Company to (i) the issuance of 8,210 preferred shares and 230 registered common shares of AMBEV, by depositing the securities at the depositary financial institution - Banco Itaú S/A – under penalty of a daily fine. (ii) to declare that the price adjustment section covers the capital increases occurred due to the exercise of options and those arising from warrants of 1993, recognizing the right of plaintiff to subscribe the shares at the lowest price to be established in a decision, based on the increases above mentioned; (iii) the delivery of the shares by the respondent based on  a price of R$185.08 per lot of 1000 common shares and R$117.67 preferred shares; and (iv) the condemnation of the respondent to damages to be calculated upon settlement of the judgment, consisting of the payment of benefits, dividends and bonus related to the corresponding shares from the date they should have be issued (April 30, 2003) to the date they are available to the plaintiff. In the lower court, the motions made in the main case were partially granted, condemning the Company to issue 8,210 registered preferred shares (AMBEV - PN) and 230 registered common shares (AMBEV - ON), at the price of nine hundred and fifteen Reais, and ninety-five cents (R$915,95) per lot of 1.000 common shares, and nine hundred and nine Reais and seventy-seven cents (R$909.77) per lot of 1.000 preferred shares to be deposited under custody of a branch to be indicated by Banco Itaú; and refund damages consisting of payment of benefits, dividends and bonus related to the shares, as provided for in item 1 above, taking into account the period beginning on April 30, 2003 and the actual payment. The judgment was rendered by Court of Justice of the State of Rio de Janeiro, which unanimously granted the motion for forfeiture made by the Company. The plaintiff filed a special and extraordinary appeal against the appellate decision. An appeal was filed before the Superior Court of Justice and the Supreme Court of Justice. The records were submitted in August 2013 to the Reporting Judge, and are pending of decision on the Special Appeal.

f. primary facts (continued)	Main case: Remote.
g. chances of loss

In case the Company receives a favorable decision in this case, the main effect shall be the economic dilution for the existing shareholders corresponding to the difference between the fair value of the shares when they were issued and the amount ultimately established in court as the strike price for the warrants.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

4.4.1. Indicate the total amount provisioned, as the case may be, for the proceedings described in section 4.4.

As of December 31, 2017, the Company held no provisions for the cases described in the foregoing section.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

4.5 – Relevant confidential proceedings

Not applicable, as the Company and/or its subsidiaries are not parties to confidential proceedings.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

4.6- Repetitive or related non-confidential judicial, administrative or arbitration proceedings collectively material

i. Labor law proceedings

There are no repetitive or related non-confidential judicial, administrative or arbitration proceedings that are collectively material.

ii. Tax proceedings

Without prejudice to individual relevant proceedings submitted in the tables of item 4.3 above of this Reference Form, we submit below the description of the repeated/related tax proceedings which are relevant as a whole. As applicable, the amounts provided in this item include those reported in item 4.3 above of this Reference Form.

1.              Ambev S.A. has been notified by the State of Rio de Janeiro for the collection of ICMS tax alleged to be due on unconditional discounts granted by Ambev between January 1996 and February 1998. In October 2015 and January 2016, Ambev decided to settle such collections under an incentive for tax payment program in the total amount of approximately R$271 million. In 2013, 2014 and 2015, Ambev  received similar tax assessment notices issued by the states of Pará and Piauí. Ambev filed an answer against such assessments and currently is pending of decision. After payment made to the State of Rio de Janeiro, Ambev  estimates that the amount involved in the proceedings as of December 31, 2017 is approximately R$599.7 million (R$559.5 million on December 31, 2016), classified as a possible loss and, therefore, not provisioned.

2.              Products manufactured in the Manaus Free Zone for dispatch to other places in Brazil are exempt from Federal VAT (IPI tax). There are discussions on whether the acquisition of such goods entitles the acquirers to register IPI credits. Units of Ambev recorded presumed IPI credits on the acquisition of exempt inputs manufactured in the Free Tax Zone of Manaus. Since 2009, Ambev has received several tax assessments to disallowance of such credits. The matter is pending of decision by the Federal Supreme Court. Ambev estimates the amount involved in these proceedings to be approximately R$3.2 billion (R$2.0 billion on December 31, 2016), classified as a possible loss and, therefore no provision was established.

3.               Besides, over the years, the Company has received collections from the Brazilian Federal Revenue Service demanding federal taxes considered unduly compensated with the IPI credits currently under discussion in the aforementioned cases (item 2). The Company filed a defense against such collections and currently is waiting for a decision. Ambev  estimates the possible losses involving these assessments, as of December 31, 2017, to be approximately R$866 million (R$735.5 billion on December 31, 2016), and has classified the loss as possible, therefore, without related provision.

4.              During 2014 and 2015, Ambev received tax assessments by the Brazilian Federal Revenue, for collection of IPI tax allegedly due on the remittance of finished goods to and from the Company units. Ambev estimates the amount involved in these proceedings to be approximately R$1.5 billion as of December 2017. No provision has been made in this respect, since those proceedings were classified as possible loss.

5.              Over the years, the Company has received tax assessments from the States of São Paulo, Rio de Janeiro and Minas Gerais, among others, involving the legality of availing of ICMS credits on transactions subject to fiscal incentives granted by other states of the Federation. The amount under discussion as of December 31, 2017, is approximately R$1.9 billion (R$1.8 billion on December 31, 2016). These proceedings are considered as possible losses, therefore no relevant provisions have been made.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

6.              Over the years, the Company has received tax assessments that attempt to collect alleged differences in ICMS taxes that certain states deem to be owed under the tax substitution regimen, in situations where the selling price of the products from the plant reaches levels near to or in excess of the amount established in the tax listing published by the States, in which cases the understanding of the tax authorities is that the tax basis shall be the price of the transaction plus an added-value margin, and not the listing price. Considering that this charge is illegal, the Company is questioning the assessments before administrative and legal courts. Among other events, in August 2016, the Company received three tax assessments issued by the State Finance Department of Minas Gerais, in the historic amount of R$1.4 billion.

In the first quarter of 2018, a final unfavorable decision was issued on such proceedings under the administrative sphere. The Company will initiate an action to discuss the proceeding in court. In 2017, Ambev received new tax assessments issued by the State of Rio de Janeiro related to such matter totaling the historic amount of R$900 million. The Company submitted defense against such tax assessments, which are pending of decision by the Administrative Court. Taking into account the new tax assessments, as well as others received in 2017, Ambev S.A. estimates that the amount of possible risk involved in these assessments, as of December 31, 2017, is approximately R$5.8 billion (R$4.5 billion as of December 31, 2016). Provisions have been made in the total amount of R$6.7 million for  specific cases in which Ambev estimates that the chances of loss became probable, due to procedural matters.

7.              During the first quarter of 2005, the Company and several of its subsidiaries received tax assessments from the Brazilian Federal Revenue Service referring to tax on earnings by subsidiaries domiciled overseas. In December 2008, CARF ruled on one of the assessments, with a decision that partially favored the Company. With regard to the outstanding portion, the Company filed a special appeal to the Superior Chamber of the CARF. On March 2017, the Higher Court concluded the decision of the case unfavorably. In September 2017, the Company filed an injunction to discuss the matter, which was favorably granted to the Company. As of December 31, 2013, 2016 and 2017, the Company received two new tax assessments related to the subject. For the year 2017, Ambev  estimates an amount of approximately R$6.1 billion, and has classified the loss as possible, and approximately R$44.2 million classified as a probable loss. The Company established a provision for the amount classified as probable loss.

8.              In December 2011, the Company received a tax assessment issued by Brazilian Revenue Office mainly related to the disallowance of expenses with amortization of goodwill arising from the merger of InBev Holding Brasil S.A. In November 2014, CARF concluded the judgment of the appeal. Taking into account that the judgment was partially favorable, Ambev filed motions for clarification. In September 2016, such motions were partially granted, and Ambev was formal notified of the decision in January 2018. As the CARF decision was favorable in part, Ambev filed an injunction to discuss the matter, which was granted preliminarily in favor of the Company. The remaining portion of the matter shall be submitted to review by the High Panel of CARF.

In June 2016, Ambev received a new tax assessment related to the disallowance of expenses with amortization of goodwill arising from the merger of InBev Holding Brasil S.A., in the years 2011 to 2013. In March 2017, Ambev was notified that a favorable decision was partially granted in the administrative lower court and filed a Voluntary Appeal before CARF. In May 2018, CARF partially granted the Company’s appeal. Currently it is waiting that the Judgment be issued in order to assess the filing of possible appeals.

The Company estimates its exposition to this matter is of approximately R$8.3 billion on December 31, 2017 (R$7.8 billion in December 31, 2016), classified as possible loss, and, therefore, the Company did not establish a provision. In case the Company is required to pay such amount, Anheuser-Busch InBev SA/NV will reimburse an amount (70%) in proportion to its benefit obtained with the amortization of such goodwill, as well as the respective costs.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

9.              In October 2013, Ambev received a tax assessment related with the amortized goodwill related to the merger of Beverage Associates Holding Limited (BAH) into Ambev. In December 2014, Ambev filed a Voluntary Appeal against the decision issued by the administrative lower court, which decided for the tax assessment. In March 2017, the Lower Panel of CARF concluded the judgment determining the return of the case to the Federal Revenue Judgment Office. In July 2017, Ambev was notified of the decision reviewed by DRJ and filed a new Voluntary Appeal. The amount of the possible risk is of approximately R$1.6 billion in December 31, 2017. No provision was established for the matter.

10.           In November 2017, Ambev received a tax assessment related with the amortized goodwill related to the merger of CDN Holdings into Ambev. Ambev filed an Opposition to the tax assessment within the legal period and is waiting the judgment by the Federal Revenue Judgment Office (“DRJ”). The amount of the possible risk is of approximately R$1.1 billion. No provision was established for the matter.

11.           Since 2014, the Company has received tax assessments for the collection of IRPJ and CSLL taxes whose subject matter is the reversal of credits on income tax paid overseas by the Company’s subsidiaries The Company has submitted its defense for all cases and is waiting for a decision from the lower court for the cases received in 2015 and 2016, and by CARF for the others. In September 2017, the Company chose to include part of such tax assessments in the Federal Tax Amnesty Program established under Provisional Measure No. 783 (“PERT”). Ambev estimates that the possible losses arising from these assessments are approximately R$7.2 billion as of December 31, 2017.

12.           The Company and one of its subsidiaries are parties to tax assessments filed by the Brazilian Federal Revenue Service for the purpose of collecting an alleged tax credit arising from the Federal Revenue’s disagreement with the full availment of accumulated tax losses rebated from the taxable income by companies in their final year of existence, arising from merger. In February 2016, the Superior Court of CARF ruled on two of the Company’s cases. Ambev filed with the respective legal measures for discussion on the subject and received the first favorable decision from the lower court in September, 2016. In March 2017, Ambev received a unfavorable court decision issued by the lower court related to the later proceeding under discussion in court and filed an Appeal.  Management estimates the possible losses involving these assessments to be approximately R$549.4 million as of December 31, 2017. No provision was established for the matter.

13.            In December 2014, the Company received a tax assessment issued by the Brazilian Federal Revenue in an amount of approximately R$1.3 billion. The tax assessment was in general based on the disallowance of expenses related to income of the financial instruments used for hedging against inherent risks to price or rate fluctuations related with the operational activities of the Company. In August 2017, CARF decided in favor of Ambev and, in December 2017, Ambev was notified of such decision, as well as of the statement made by the tax authority informing that no appeals would be filed and that the case would be forwarded to archive for extinction.

In December 2015 and 2016, the Company received two new tax assessments issued by the Brazilian Federal Revenue dealing with the same matter. The Company estimates that the exposition to possible loss in this case is of approximately R$4.4 billion (R$5.6 billion as of December 31, 2016). No provision was established for the matter.

14.           In April 2016, Arosuco (Ambev’s subsidiary) received tax assessments for the use of Presumed Profit for calculation of income tax and social contribution on the net profit instead of the method of Actual Profits. In September 2017, Arosuco was notified of an unfavorable decision in the Administrative Low Court and filed a Voluntary Appeal. Arosuco estimates that the possible losses arising from these assessments are approximately R$616.1 million, as of December 31, 2017, classified as possible loss and, therefore, with no related provision. In December 2016, CRBS (Ambev’s subsidiary) received tax assessments for the use of Presumed Profit for calculation of income tax and social contribution on the net profit instead of the method of Actual Profits. In July 2017, CRBS was notified of an unfavorable decision issued by the administrative lower court and filed a Voluntary Appeal. In September 2017, CRBS  chose to include such tax assessment in the  Federal Tax Amnesty Program established under Provisional Measure No. 783 (“PERT”). There are no loss amounts related to this matter as of December 31, 2017.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

15.            Since 2015, Ambev has received tax assessment from the Brazilian Federal Revenue for the collection of amounts purportedly owed in relation to PIS and COFINS on bonus granted to its clients.  Ambev has submitted its defense of the tax assessments, which is now pending of decision. Ambev estimates the amount involved in the cases, as of December 31, 2017, is approximately R$3.1 billion (R$1.5 billion as of December 31, 2017) classified as possible loss and, therefore, with no related provision.

iii. Civil and Criminal proceedings

There are no repetitive or related non-confidential legal, administrative or arbitration proceedings, whether civil or criminal, that are collectively material.

4.6.1. Indicate the total amount provisioned, if any, for the proceedings described in section 4.6.

As of December 31, 2017, the Company held a provision of R$50.038 million for the tax cases described in the foregoing section.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

4.7 – Other material contingencies

Class Action against Brewers Retail, Inc.

On December 12, 2014, a class lawsuit was filed with the High Court of Justice of the Province of Ontario, Canada, against the Liquor Control Board of Ontario, Brewers Retail Inc. (“TBS”) and the shareholders of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was proposed in Canada pursuant to the Ontario Class Proceedings Act and seeks, among other things: (1) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beers sold in Ontario, since June 1, 2000; (2) obtain a declaration that Brewers Retail Inc. and its shareholders conspired to fix, increase and/or maintain the prices charged to Ontario licensees (in the market) for beer, and the fees charged by the TBS to other competitor breweries looking to sell their products through the TBS; and (3) indemnification for unjust enrichment. As part of this third claim, the plaintiffs allege illegal commercial practices by Brewers Retail Inc’s shareholders. They claim indemnification of C$1.4 billion (approximately R$3.7 billion); as well as punitive, exemplary and aggravated damages of C$5 million (R$13.1 million); and changes/revocations in the legislation affected. The Company established no provision in respect of this lawsuit. A motion for prior judgment of the case was filed by defendants and the hearing before the High Court of Ontario occurred on February 2018. It is expected that the hearing related to class qualification and review of the merits shall occur before the end of 2018.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

4.8 – Rules of the country of origin and the country where the securities are held in custody

Not applicable, since the Company’s principal place of business is located in Brazil.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

5.1. With regard to the risks mentioned in section 4.1, inform:

a) whether the issuer has a formalized risk management policy and, if so, inform the body that approved it and the date of the approval and, if not, the reasons why the issuer has not adopted such a policy

The Company does not have a single policy for managing the risks indicated in section 4.1 of this reference form. These are managed in a variety of manners, among which we highlight the main ones below.

Code of Conduct

The Company’s Business Code of Conduct establishes the guidelines for the behavior that all directors, officers and employees (“Employees”) of the Company and its subsidiaries must abide by in Brazil or abroad, as well as lays down the principles that the Company expects that the individuals and entities that act on our behalf uphold. Worthy of note are:

(i)                   incorporation of the principles of the Company disclosed to the Employees and compliance with all applicable laws, regulations and policies, including the Code of Conduct, and with the high standards business ethics;

(ii)                 relations with customers, suppliers, competitors, employees and government bodies and representatives must be based on compliance with all applicable laws and regulations;

(iii)                business practices that do not infringe human rights and are aligned with several international responsible business conduct standards;

(iv)               respect to diversity, authenticity and the individual, being all forms of discrimination forbidden, whether by race, religion, gender, sexual orientation, age, political opinion, nationality, social status, origin and others;

(v)                 promotion of smart consumption;

(vi)               performance respecting the applicable antitrust legislation and requirement of approval of commercial practices and policies by the Company’s Compliance Area;

(vii)              obligation to report any conflicts of interest with the Company;

(viii)            no tolerance towards any and all acts of corruption, being compliance with all local and international laws that forbid corruption in all the locations where the Company operates mandatory, as well as compliance with the Company’s rules, policies and internal procedures. The Company has in place an Anti-Corruption Policy that establishes the forbidden conducts according to the (local and foreign) anti-corruption legislation applicable to the Company, as well as regulates subjects such as (i) gifts, donations, entertainment and hospitality for public agencies and servants, (ii) political contributions, (iii) contracting with public agencies, (iv) compliance due diligence procedures for service providers and suppliers (intermediaries), and (v) reporting channels, among others.

(ix)                hiring of and payment to service providers that may have occasional contact with government employees, on behalf of the Company, must abide by the rules defined by the Company’s Compliance Area;

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

(x)                  prohibition on accepting presents, corporate gifts, favors, loans, services or special treatment of any kind from individuals or organizations that do or attempt to do business with the Company, regardless of value;

(xi)                upholding the proper professional standards in documentation involving accounting and financial matters, so that the Company’s financial statements, its books and records precisely, clearly and completely reflect, in proper details, all businesses and operations of the Company;

(xii)               preservation of the confidentiality of the Company’s information and prohibition on disclosing or providing passwords to other people;

(xiii)             guidelines about social networks and instant messaging applications, in order to preserve the Company’s image;

(xiv)             use of the Company’s entire assets solely for legitimate corporate purposes;

(xv)              Guidelines about communication with the market and with the press.

The Company’s Board of Executive Officers, within the Ethics Committee, is responsible for managing the Code of Conduct, receiving advice from Company’s compliance area, which is in charge of (i) evaluating how the entire procedures contained in the Code of Conduct are applied, so as to ensure their efficacy and effectiveness, (ii) ensuring that all the Employees and third parties that do business with the Company are aware of the Code of Conduct, and (iii) ruling on and managing the cases of infringements of the Code of Conduct, taking the necessary measures. For more information, see item 5.4 of this Reference Form.

All the subjects addressed by the Code of Conduct, including anti-corruption practices, are disseminated to the entire Company through internal communications and videos. Moreover, 100% of the employees who are specialists, managers, officers and members of the Board of Directors participate in online and/or face-to-face trainings on the Code of Conduct and anti-corruption practices annually.

The entire content of the Code of Conduct is available on the Company’s webpage at the following electronic address: www.ambev.com.br, in the field "Sobre a Ambev”, “Ética”, “Código de Conduta”. In addition, the Code of Conduct is also available on the Company’s investor relations webpage at ri.ambev.com.br, in the field “Governança Corporativa", "Políticas e Códigos", "Código de Conduta".

Manual on Disclosure and Use of Information and Policy on Trading Securities

The Manual on Disclosure and Use of Information and Policy on Trading Securities (“Manual”) sets the rules regarding:

(i)                   the use, notification and disclosure of material information involving the Company’s business and activities, arising from decisions by its management bodies or controlling shareholders, among others, which might reflect on how the negotiable securities of Ambev are traded on the market;

(ii)                 the policy on trading the Company’s securities pending disclosure of a material act or fact, including during certain blackout periods, so as to avoid improper use of inside information; and

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

(iii)                the adoption of mechanisms that ensure control and transparency of trades involving the Company’s securities, among others.

For further details about the Manual see sections 20 and 21 of this Reference Form. The Manual is available at the following electronic address: ri.ambev.com.br, in the field "Governança Corporativa", "Políticas e Códigos", "Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Ambev".

Insurance

The Company has in place a risk management program with the purpose of delimiting the risks, going to the market to take out coverage compatible with its size and operations. Coverage was taken out for amounts considered by the Company to be sufficient to meet any claims arising, bearing in mind the nature of its business, the risks involved in its operations and the advice from its insurance consultants.

Provisions

The Company constitutes provisions in certain situations, as explained in its financial statements. Generally speaking, provisions are recognized when: (i) the Company has a current (legal or not formalized) obligation arising from past events; (ii) future disbursement is likely to be required to liquidate a current obligation; and (iii) the amount can be estimated with reasonable certainty. Provisions for disputes and litigation are recognized when it is more likely than not that the Company will be required to make future payments arising from past events. These payments include, but are not limited to various claims, proceedings and lawsuits filed both by third parties and by the Company, involving competition laws, breaches of distribution and licensing agreements, environmental issues, labor claims, assessments by the tax authorities and other litigation issues. Provisions are also recorded in case of doubtful debtors.

b) the objectives and strategies of the risk management policy, as the case may be, including:

(i)                  risks against which hedging is sought;

The risk management policies adopted, as described in the previous section, seek to protect against a diverse range of risks identified in section 4.1 of this reference form and which might have negative effects on the objectives set out by the Company’s management, among which the highlights are: (i) damage to the Company’s reputation; (ii) liability risks for products and other losses the Company might suffer; (iii) information technology crashes; (iv) unfavorable decisions in lawsuits; (v) risks associated with transactions between related parties; (vi) risks in the relationship with suppliers and customers; and (vii) imposition of anti-trust and anti-corruption legislation.

(ii)                hedging instruments used for protection; and

The instruments used and the strategy of each policy adopted are described in the previous section.

(iii)              organizational risk management structure

The organizational risk management structure varies according to each policy, and we have identified above and in other items of this reference form such structure responsible for each risk managed.

The advisory committees to the Board of Directors, under the terms of the respective internal regulations, monitor the Company’s business and conduct, including with regard to management of the risks to which it is subject. For further information about the responsibilities and attributions of the Operations, Finance and Compensation Committee and the Compliance Antitrust and Related Parties Committee, see section 12 of this reference form.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

The Fiscal Council, the Board of Directors and the Executive Board of the Company also monitor its business and conduct, including with regard to how it manages the risks to which it is subject, in accordance with the respective attributions and responsibilities, as described in section 12 of this reference form.

c) suitability of the operating and internal controls structure for assessing the effectiveness of the policy adopted.

Although the Company does not have a single risk management policy, it believes that its operational and internal controls structure is sufficient for ensuring the effectiveness of its risk management practices.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

5.2 – With regard to the risks mentioned in section 4.2, inform:

a) whether the issuer has a formalized market risk management policy and, if so, inform the body that approved it and the date of the approval and, if not, the reasons why the issuer has not adopted such a policy

Market risks, such as exposure in foreign currency, interest rates, commodity prices, liquidity and credit risk arise during the normal course of the Company’s business. The Company analyses each of these risks both individually and on an interconnected basis, defining strategies for managing the economic impact on its performance in line with its financial risk management policy approved at the meeting of the board of directors of Companhia de Bebidas das Américas on February 2, 2005 (“Policy”).

b) the objectives and strategies of the market risk management policy, as the case may be, including:

The policy aims to provide guidelines for managing the financials inherent to the capital markets in which the Company closes its transactions. The policy covers four major points: (i) capital structure, financing and liquidity; (ii) business-related transactional risks; (iii) balance sheet conversion risks; and (iv) financial counterparty credit risks.

The policy sets out the procedures and controls required for identifying, whenever possible, measuring and mitigating market risks, such as variations in foreign exchange rates, interest rates and commodities (specially aluminum, wheat, corn and sugar) that might affect the Company’s revenues, costs and/or investments. The Policy stipulates that the risks currently on the books (for example, foreign exchange and interest rate risks) must be hedged by contracting derivative instruments. The Policy establishes that all financial assets and liabilities in each country where the Company operates must be kept in their respective local currencies.

i. Risks against which hedging is sought

Interest rate risk

The Company is exposed to interest rate volatility regarding existing debt issues at fixed rates, debt issues at variable post-fixed rates, forward currency swaps and futures agreements, cash and cash equivalents and short-term financial investments. The Company manages its debt portfolio according to changes in interest and currency rates, periodically writing off, redeeming and repurchasing debt and using derivative financial instruments.

The Company has a dynamic approach towards interest rate hedging, according to which the composition between fixed and floating rate debt is reviewed on a periodic basis. The purpose of the Company’s policy is to reach a balance between the cost of funding and the volatility of the financial results. To do that, market conditions and business strategy are taken into account, and this strategy is also reviewed periodically.

By way of example, the table below shows information about the Company’s key interest rate-sensitive instruments. In the case of floating interest rate debt, the rates shown are the weighted average calculated as of December 31, 2017. The maturity terms of these instruments have been divided into categories, according to the expected maturity dates:

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Indebtedness Profile and Maturities Schedule as of December 31, 2017

(in millions of R$, except for percentages)

Derivative Instruments (1)	2018	2019	2020	2021	2022	Later	Total	Fair Value

BM&F DI Futures:
Notional Amount ...................	-	-	15.0	-	-	-	15.0	(0.0)

FIXED IRS x CDI (2):			-	110.0	-	-	110.0	25.0
Notional Amount ...................	300.0	-
			-	-	-	97.4	97.4	(1.8)
FIXED IRS x TJLP (2):
Notional Amount ...................	-	-	-	-	-	149.5	149.5	5.0
			15.0	-	-	-	15.0	(0.0)
FIXED IRS x TR (2):
Notional Amount ...................	-	-	-	110.0	-	-	110.0	25.0

(1)           Negative notional amounts represent an excess of liabilities over assets at a given moment.

(2)           Interest rate swap.

Part of the floating rate debt incurs interest at the TJLP (Long-Term Interest Rate). During the period shown below, the TJLP was:

	2017	2016	2015
4th Quarter	7.00	7.50	7.00
3rd Quarter	7.00	7.50	6.50
2nd Quarter	7.00	7.50	6.00
1st Quarter	7.50	7.50	5.50

Foreign Exchange Rate Risk

The Company faces foreign exchange risk on loans, investments, procurement, dividends and expenses/revenue with interest whenever they are denominated in a currency other than the Company’s or the relevant subsidiary’s functional currency. The main derivative financial instruments used to manage the foreign exchange risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

From January 1, 2015 to December 31, 2017, the U.S. dollar appreciated 24.5% in relation to the Brazilian Real, and as of December 31, 2017, the commercial rate to buy US dollars was R$3.308 per USD 1.00.

The Company’s exposure to foreign currency creates market risks associated with variations in foreign exchange rates, primarily with regard to the US dollar. By way of example, Ambev’s foreign currency-denominated liabilities as of December 31, 2017 included debt of R$1,468.1 million.

As of December 31, 2017, the Company’s derivative transactions consisted of forward foreign exchange contracts, exchange rate swaps, options and futures contracts. The table below provides information about the most important foreign exchange rate-sensitive instruments as of December 31, 2017. The maturity terms for these instruments have been divided into according to the expected maturity dates.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

	(in millions of Reais, except for percentages)
Derivative Instruments (1)	2018	2019	2020	2021	2022	Later	Total	Fair Value
BM&F Dollar Futures:
Notional Amount	2,117.5	-	-	-	-	-	2,117.5	(4.0)
Average Unit Price	3.2	-	-	-	-	-	3.2
BM&F Euro Futures:
Notional Amount	47.6	-	-	-	-	-	47.6	0.1
Average Unit Price	3.9	-	-	-	-	-	3.9
NDF US$ x R$:
Notional Amount	3,628.3	-	-	-	-	-	3,628.3	54.5
Average Unit Price	3.3	-	-	-	-	-	3.3
FDF C$ x US$:
Notional Amount	805.1	-	-	-	-	-	805.1	(20.9)
Average Unit Price	1.3	-	-	-	-	-	1.3
NDF C$ x US$:
Notional Amount	8.5	-	-	-	-	-	8.5	0.0
Average Unit Price	0.0	-	-	-	-	-	0.0
FDF C$ x EUR:
Notional Amount	82.9	-	-	-	-	-	82.9	2.8
Average Unit Price	1.5	-	-	-	-	-	1.5
NDF MXN x R$:
Notional Amount	28.3	-	-	-	-	-	28.3	(0.4)
Average Unit Price	0.2	-	-	-	-	-	0.2
NDF ARS x US$:
Notional Amount	1,075.5	-	-	-	-	-	1075.5	9.0
Average Unit Price	19.7	-	-	-	-	-	19.7
NDF CLP x US$:
Notional Amount	594.6	-	-	-	-	-	594.6	(46.2)
Average Unit Price	665.8	-	-	-	-	-	665.8
NDF UYU x US$:
Notional Amount	133.3	-	-	-	-	-	133.3	(7.8)
Average Unit Price	31.8	-	-	-	-	-	31.8
NDF BOB x US$:
Notional Amount	180.7	-	-	-	-	-	180.7	(1.8)
Average Unit Price	7.2	-	-	-	-	-	7.2
NDF PYG x US$:
Notional Amount	358.5	-	-	-	-	-	358.5	(13.4)
Average Unit Price	5,934.4	-	-	-	-	-	5,934.4
NDF MXN x US$:
Notional Amount	140.0	3.6	-	-	-	-	143.5	23.8
Average Unit Price	0.1	0.0	-	-	-	-	0.1
NDF MXN x CLP:
Notional Amount	229.8	-	-	-	-	-	229.8	(21.3)
Average Unit Price	33.1	-	-	-	-	-	33.1

(1)           Negative notional amounts represent an excess of liabilities over assets at a given moment

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Commodity Risk

The Company uses a large volume of agricultural goods to manufacture its products, including malt and hops for beer, sugar, guaraná, and other fruits and sweeteners for soft drinks. The Company purchases a significant part of its malt and all of its hops outside of Brazil, and purchases the remaining malt, sugar, guaraná, and other fruits and sweeteners on the domestic market. The Company also purchases significant amounts of aluminum cans.

The Company believes that adequate supplies of the commodities that it uses are currently available; however, it cannot predict the future availability of these commodities or the prices that will have to be paid for them. The commodity markets have experienced and will continue experiencing price fluctuations. The Company believes that the future price and supply of agricultural products will be determined, among other factors, by the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture; it also believes that aluminum and sugar prices will be strongly influenced by prices on international markets.

The Company pays for all the hops it procures on international markets outside of South America in US Dollars. Moreover, despite procuring aluminum cans and sugar in Brazil, the prices it pays are directly influenced by the fluctuation of international commodity prices.

As of December 31, 2017, the Company’s operations in commodity derivatives consisted of contracts for sugar, wheat, aluminum, corn, oil, heating oil, and resins. The table below provides information on the most important instruments sensitive to commodity risks as of December 31, 2017. The terms contracted for these instruments have been categorized based on the foreseen maturity dates and are measured at market prices.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

	Commodities Derivatives Maturity Schedule as of December 31, 2017
Derivative instruments(1)	2018	2019	2020	2021	2022	After	Total	Fair Value
Sugar Derivatives:	(in millions of Reais, except price per tonne/gallon/barrel/gigajoule)
Notional value.	195.7	88.4	-	-	-	-	284.0	(47.1)
Average Price (R$/tonne)	1,104.4	1,144.3	-	-	-	-	1,116.5
Wheat Derivatives:
Notional value.	221.8	-	-	-	-	-	221.8	(4.5)
Average Price (R$/tonne)	521.8	-	-	-	-	-	521.8
Aluminum Derivatives:
Notional value.	1,081.1	2.7	-	-	-	-	1,083.7	143.5
Average Price (R$/tonne)	5,968.4	921.7	-	-	-	-	5,896.7
Heating Oil Derivatives:
Notional value.	42.2	-	-	-	-	-	42.2	12.7
Average Price (R$/gallon)	9.9	-	-	-	-	-	9.9
Natural Gas:
Notional value.	5.7	1.1	-	-	-	-	6.8	(2.7)
Average Price (R$/GJ)	6.7	5.7	-	-	-	-	6.5
Corn Derivatives:
Notional value.	62.2	-	-	-	-	-	62.2	(1.8)
Average Price (R$/tonne)	504.8	-	-	-	-	-	504.8
Resin Derivatives:
Notional value.	250.5	4.0	-	-	-	-	254.5	(4.2)
Average Price (R$/tonne)	3,305.1	5,834.3	-	-	-	-	3,324.0

(1) Negative notional values represent an excess of liabilities over assets at a given moment.

A significant portion of our production costs include commodities such as aluminum, sugar, hops and barley, the prices of which fluctuated significantly in 2017. The increase in these commodities’ prices affects our operating costs directly. Although our current policy is to mitigate our exposure to risks associated with commodity prices whenever financial instruments are available, we cannot guarantee that such hedging will be possible at all times in the future.

Commodities	Highest Price	Lowest Price	Average in 2017	Fluctuation
Aluminum ($/Tonne)	2,284.00	1,685.00	1,980.13	35.5%
Sugar (Cents/Pounds)	21.18	12.55	15.78	68.8%
Corn (Cents/Bushel)	392.25	329.50	359.22	19.0%
Wheat (Cents/Bushel)	539.25	387.25	435.76	39.3%
PET ($/Tonne)	1,045.63	892.50	970.71	17.2%

Sources: Aluminum LME, Sugar ICE, Corn CBOT, Wheat CBOT and PET IHS (former CMAI).

Credit risk

In order to minimize the credit risk of its investments, the Company has cash allocation and investment policies, taking into consideration financial institution credit limits and ratings, not allowing credit concentration, i.e., the credit risk is monitored and minimized because the negotiations are carried out only with a select group of highly qualified counterparties.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

The definition of financial institutions authorized to operate as a counterparty for the Company is described in our Policy, which establishes maximum exposure limits for each counterparty based on each counterparty’s risk rating and capitalization.

The Company adopts, with the purpose of mitigating credit risk from its counterparties in significant derivatives operations, bilateral “triggering” clauses. According to these clauses, whenever the fair value of an operation exceeds a percentage of its notional value (in general between 10% and 15%), the debtor settles the difference of such limit in favor of the creditor.

Cash accounting amounts and cash equivalents, financial investments, accounts receivable, excluding prepayments, tax assets, and derivative financial instruments are presented in the Company’s financial statements net of recognized impairment provisions and represent the maximum credit risk exposure as of December 31, 2017. There was no credit risk concentration with any counterparts as of December 31, 2017.

Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents, and short-term investments, along with derivative financial instruments and access to loan facilities are sufficient to fund its capital expenditures, financial liabilities, and dividend payments in the future.

Risk of Capital Conversion

Under items 13 and 14 of this Reference Form, our directors, officers and employees receive options to purchase shares of the Company or also remuneration in shares of the Company, subject to the terms and conditions of the Plans approved in shareholders’ meeting and the programs approved by the Board of Directors of the Company.

Consequently, the Board of Directors of the Company approved transactions of equity swap on May 16, 2017, December 21, 2017 and May 15, 2018, so that the Company or its subsidiaries receive the price variation related to the shares (or ADRs) issued by the Company, aiming at offsetting the effect of price changes of such shares (or ADRs), as any increases of prices would result in a positive gain from transactions of capital conversion, mitigating the increased cost of purchase of shares in the market to be delivered to employees and vice versa. As these derivative instruments are not characterized as hedge accounting they were not therefore designated to any hedge.

The agreements approved in May 15, 2018 may result in exposure of up to 80 million common shares (all or part of which may be through ADRs), with an amount of up to R$1.8 billion and, together with the balance of agreements entered into as approved on May 16, 2017 and December 21, 2017 and not yet liquidated, may result in exposure of up to 122,242,125 common shares.

On December 31, 2017, an exposure equal to R$2.3 billion in our shares (or ADRs) was partially protected resulting in a profit in the statement of income of R$ 67.0 million.

	Schedule of Maturity of Derivatives for Conversion as of December 31, 2017
Derivative Instruments	2018	2019	2020	2021	2022	Thereafter	Total	Valor Justo
	(in R$ million, except for unit price)
Capital Conversion:
Notional Amount	677.0	-	-	-	-	-	677.0	69.2

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

ii. Asset protection strategy (hedge):

The asset protection strategy adopted to mitigate each of the risks is described in section “i”, above.

In short, risks arising from financial transactions are managed by applying the Policy and the strategies defined by the Company’s Financial Department, and the financial transactions must be carried out in accordance with the best possible alternatives, financially and economically, for the Company.

iii. Instruments used for asset protection (hedge).

The derivative financial instruments authorized by the risk policy are futures contracts traded on stock exchanges, deliverable forwards, non-deliverable forwards, swaps and call options, as indicated in section “i,” above.

iv. Parameters used to manage market risks

The Company’s use of derivatives strictly follows the provisions set forth under our Policy, which was approved by the Board of Directors. The aim of the policy is to provide guidelines for managing financial risks inherent to the capital markets in which the Company carries its operations out, as follows:

(i) The capital structure, funding, and liquidity may expose the Company to the risk of financial instability, since external factors, such as changes in market variables (interest rates and exchange rates), shortage of liquidity (refinancing risk), and unexpected cash needs may have significant impact on the Company’s strategic investments, as well as on the meeting of obligations to third parties. Thus, the Company actively manages its capital structure, always seeking to ensure levels of flexibility and financial leverage through the control of the debt profile and covenants, contingency plans for unexpected cash needs, and the analysis of solvency under different cash flow scenarios.

(ii) The Company’s margin is directly exposed to market risk factors, such as commodity prices and exchange rates. These risks impact, mainly, the cost of goods sold. The Company believes that it is impossible to completely eliminate this exposure. However, the Company’s hedging policy allows it to maintain price stability during the protected period and, therefore, delay the effect of these possible cost shocks. Thus, it is important to note that, in the long term, the Company must respond to these shocks through cost management, the use of substitute raw materials and, possibly, by increasing its products’ prices.

(iii) Transactional exposures coming from balance conversions are not hedged. The Company constantly evaluates the diversification of its cash flows in different currencies, seeking to identify any type of undesirable concentration.

(iv) The definition of financial institutions authorized to operate as counterparties for the Company is described in our policy. The Policy sets maximum exposure limits for each counterparty based on each counterparty’s risk rating and capitalization. In order to minimize the credit risk with its counterparties in significant derivative transactions, the Company adopts bilateral “trigger” provisions. According to these provisions, whenever the fair value of a transaction exceeds a percentage of its notional value (usually 10% to 15%), the debtor must settle the difference with this limit in favor of the creditor.

v. If the issuer deals in financial instruments for a variety of hedging purposes and what these objectives are

The Company does not make speculative investments in derivatives or other risky financial assets.

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vi. Organizational structure of risk management control

The Company’s Financial Office is responsible for monitoring market risk management and for implementing and compliance with the Policy. Assessments of the identified risks are presented periodically to the Operations, Finance, and Compensation Committee, as well as to the Company’s Audit Committee. Thus, they monitor the corporate risk management and, by exercising their duties, manage the Company’s risk and control environment.

c) Adaptation of the internal control and operational structure in order to verify the effectiveness of the policy adopted

The Company has an integrated risk management control organizational structure, as mentioned in the previous section, which considers the impact on the business, not only the market risk, but also operating and strategic risks. The Company believes that this integrated infrastructure, which encompasses different types of business ventures, allows it to increase the management’s ability to assess the business-associated risks, thus ensuring our policy’s effectiveness. The Company believes, therefore, that it has an operational structure and internal controls that are appropriate for its policy.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

5.3 - Regarding the controls the issuer adopts to ensure the preparation of reliable financial statements, indicate:

a) main internal control practices and the level of efficiency of such controls indicating occasional imperfections and measures adopted to correct them

The Company’s management is responsible for establishing and keeping an effective internal control over disclosure of financial information and for assessing the effectiveness of the internal control over disclosure of financial information.

Internal control over disclosure of financial information is defined as a process intended to provide reasonable assurance regarding the reliability of the financial information and the elaboration of the financial statements, according to the generally accepted accounting principles, and includes policies and procedures that (1) refer to the maintenance of records that reflect the operations and sales of assets of the Company in a reasonably detailed, precise and correct manner; (2) provide reasonable assurance that the operations are recorded as required to enable the elaboration of the financial statements according to the generally accepted accounting principles and that the receipts and expenditures of the Company are being made only as authorized by the Company’s management and Board of Directors, and (3) provide reasonable assurance in relation to prevention or timely detection of unauthorized acquisition, use or sale of assets of the Company that could have an adverse effect on the audited consolidated financial statements.

Although there are inherent limitations to the effectiveness of any disclosure procedure and control systems, including probability of human error and elimination or failure to observe controls and procedures, the Company’s disclosure controls and procedures any are intended to provide reasonable assurance of attainment of its purposes.

Any weaknesses identified in control implementation during the year are corrected through the application of action plans in order to ensure their proper implementation during the year.

Based on the criteria set forth under the “Internal Control Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO 2013, and, according to this methodology, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, during the year 2017, the design and operation of controls and procedures for disclosure of the Company’s information are effective to ensure the information requested and disclosed in the Company’s reports.

In addition to the plan for remediation described below, during the year 2017, the Company did not make any change to its internal control over disclosure of financial information that has materially affected or may reasonably and substantially affect its internal control over disclosure of financial information.

Plan of Remediation for the Previously Existing Material Deficiencies

On December 31, 2016, based on the criteria established in the Estrutura Conceitual Integrada de Controles Internos (Integrated Conceptual Structure of Internal Controls) issued by the Committee of the Organizations, two material deficiencies were identified, as detailed below.

Complex and Uncommon Transactions:

The material deficiency in the internal controls of disclosure of financial information identified by Company’s management was related to controls of review made by management and other controls on the process of accounting and presentation of complex and uncommon transactions, which were not duly designed and registered. Our management identified that our controls did not have enough details or a formal plan specifying the extension of the procedures to be carried out (i) to guarantee the proper analysis of all relevant accounting rules and practices, and (ii) to address fully and accurately the main assumptions and other data used in the analysis of relevant transactions for the underlying accountings and submissions.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

The Company management implemented the following changes to remedy such material weakness:

•         improvement in the detailed framework for treatment of such complex and uncommon transactions;

•         formalization of all phases required to be taken in relation to the analysis of accounting practices applicable to such transactions; and

•         formalization of other procedures to be adopted upon revision of the main assumptions and other complex and uncommon data that may impact the accounting of such transactions.

Review of conflict of ERP/SAP access:

The material deficiency identified by the Company management was related to the procedure for performing the review control of conflicts of accesses to ERP/SAP system (integrated System responsible for executing several financial routines and register the accounting transactions). In 2016, the set of rules that identify the segregations of duties and critical accesses was found not to cover all the compliance needs to monitor access conflicts in the ERP/SAP system. Also, the key table logs for identification and traceability of actions performed in the ERP/SAP system were not active and a more detailed analysis of critical transactions was not carried out.

The Company management implemented the following changes to remedy such material weakness:

•         review of the rules for conflicts of segregation of duties;

•         implementation of the new rules in the access conflict monitoring system; and

•         enabling the log tables of activities performed when used in critical transactions.

We implemented such changes for remedy, and successfully tested the related controls. Therefore, as of December 31, 2017, we concluded that the Material Deficiencies were remedied.

b) organizational structures involved

The Company’s Controllership - Internal Controls department, organizationally allocated within the financial department’s structure, is responsible for monitoring, managing, and ensuring the compliance of the Company’s internal controls.

Control design and test efficiency assessments are presented regularly to the Chief Executive Officer, the Chief Financial Officer, the Board of Directors, and to the Company’s Audit Committee.

c) form of supervision of internal control efficiency by the company’s management

The internal control efficiency evaluation process is divided into 3 stages:

i)                     Planning: The purpose of this step is the definition of the risk matrix for each account and of the work scope and implementation schedule. The Company’s Controllership Manager, assisted by an Internal Control Expert, is responsible for this process step.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

ii)                   Analysis of the control design defined by management: The purpose of this step is to verify that the control continues being carried out in order to ensure information reliability. The Company’s Controllership Manager, assisted by an Internal Control Expert, reviews the working papers prepared by the areas responsible for controls.

iii)                  Control efficiency test: The purpose of this step is to verify the operating effectiveness of the internal controls at the Company. The Company’s Controllership Manager, assisted by an Internal Control Expert, reviews the working papers prepared by the areas responsible for controls.

After the completion of each of the steps described above, the results are presented to the Chief Executive Officer, the Chief Financial Officer, the Board of Directors, and to the Audit Committee including, if applicable, the action plan for any deficiency that may be pointed out during any of these steps.

In addition, any exception noted in the activities that may impact the financial statements are reported promptly for the needed corrective actions to be taken, in line with best practices recommended by the Internal Control Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) - 2013.

d) deficiencies and recommendations on internal controls set forth in the independent auditor’s report

The study and evaluation of the accounting system and of the Company’s internal controls, conducted by the independent auditors in connection with the audit of the Financial Statements, were intended to determine the nature, timing and extent of the application of the audit procedures, but not for the purpose of expressing an opinion on the effectiveness of the internal controls.

The Company’s board has the policy of reporting, at least, significant deficiencies and related recommendations made by the independent auditor regarding the scope of the internal controls, as per section 10.2.5 of OFFICIAL NOTICE/CVM/SEP/No. 02/2018.

Material deficiencies identified

Not applicable, as no material deficiencies was identified in the auditor’s report sent to management for the year 2017.

e) directors’ comments about the shortcomings identified in the independent auditor’s detailed report and about the corrective measures adopted

Not applicable, as no material deficiency was identified in the auditor’s report send to management for the year 2017.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

5.4 - In relation to the mechanisms and internal procedures for integrity adopted by the issuer to prevent, detect and remedy any deviations, frauds, irregularities and wrongdoings against the national or foreign public administration, inform:

a) If the issuer has rules, policies, procedures or practices aimed at the prevention, identification and remediation of frauds and wrongdoings against the public administration, identifying, if so:

(i)                 the main mechanisms and procedures for integrity adopted and their adequacy to the profile and risks identified by the issuer, informing how often the risks are reassessed and the policies, procedures and practices are adopted.

The Company has rules, policies, procedures and practices aimed at the prevention, identification and remediation of frauds and wrongdoings against the public administration, which were prepared after assessment of the risks to which the Company is subject. The rules, policies and procedures comprising our Program of Compliance are frequently updated as a result of change of law or applicable regulation, or due to internal analysis of the risks to which the Company is subject.

The main mechanisms and procedures for integrity adopted by the Company are:

(a)                 disclosure of the rules, policies and procedures comprising our Program of Compliance through periodic training of managers and employees of the Company, as well as campaigns of communication developed and coordinated by Compliance;

(b)                 providing an specific channel for employees on the Company's intranet to send inquiries and questions about the Code of Business Conduct ("Code of Conduct" - for more information, see Item 5.1 of this Reference Form) and other aspects of the Program of Compliance (Compliance Channel of Compliance), being such questions answered by a specialized team;

(c)                 provision of an Ombudsman channel for employees, suppliers, clients and consumers to report violations to the Code of Conduct and other policies of the Company;

(d)                 previous analysis by Compliance of suppliers and service providers that will or may contact the Public Administration on behalf of the Company, such as lawyers, consultants and documentary agents;

(e)                 analysis and previous validation by Compliance Department of any contracts with governmental entities or public agencies;

(f)                prohibition of any donation of goods to public official or public agency employees without prior authorization by the Compliance Department;

(g)                 inclusion of an anti-corruption clause in all agreements and execution, by all suppliers and service providers, of an agreement of general terms, by means of which they agree not to perform any act that may violate the Brazilian and international anti-corruption legislation (in particular the FCPA); and

(h)                 due diligence and prior compliance in corporate transactions aimed at the detention of risks of fraud and corruption involving the target company and its partners (for more details, see item (c) below).

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

(ii)               the organizational structures involved to monitor the operation and efficiency of the mechanisms and internal procedures for integrity, stating their duties, in case their creation was formally approved, the departments of the issuer to which they report, and the mechanisms to ensure the independence of its managers, if any.

Under the Code of Conduct approved by the Board of Directors of the Company, the management of the Program of Compliance of the Company is incumbent to the Ethics Committee, which is a not statutory deliberative body formed by (i) the Chief Executive Officer (CEO), (ii) Chief Financial and Relations with Investors Officer, (iii) Chief People and Management Officer, (iv) General Counsel and Chief Corporate Relations Officer, in addition to (v) Chief Compliance Officer, as the secretary of the Committee.

The Ethics Committee shall meet at least four times during the year to resolve on matters related to the Code of Conduct and Compliance, being able to meet at any time for resolution of emergency matters. The Ethics Committee shall also resolve on and to take to the knowledge of the Board of Directors the most important matters discussed related thereto.

The Company also has an exclusively dedicated Compliance Department, in charge of the implementation and management of the Program of Compliance. The Compliance Department of the Company reports directly to the General Counsel and Chief Corporate Relations Officer.

Finally, the General Counsel and Chief Corporate Relations Officer of the Company periodically reports to the board of directors and the fiscal council the status and operation of the Program of Compliance, as well as any material matters related to integrity, subject to the authorities of each body.

(iii)             in case the issuer has a formally approved code of ethics or conduct:

The Code of Conduct of the Company was approved in its last version on May 16, 2017 by the Board of Directors.

The Code of Conduct of the Company applies to all directors, officers and employees of the Company and its subsidiary in Brazil and abroad, as well as service providers acting on behalf of the Company.

The full the Code of Conduct may be found in the website of the Company in the following electronic address: www.ambev.com.br in “Sobre a Ambev”, “Ética”, “Código de Conduta”. Moreover, the Code of Conduct also is available in the webpage of Relations with Investors of the Company at ri.ambev.com.br, in “Governança Corporativa”, “Políticas e Códigos”, “Código de Conduta”.

All the leadership employees and members of the Board of Directors have to attend annual online training on the Code of Conduct and the Program of Compliance of the Company. The mandatory annual training includes also a statement by such employees acknowledging to be aware of and fully accept the Code of Conduct. Every year some areas are selected, based on the scope of the job and risks related thereto, for live and target training, given by the Compliance Department, addressing other rules of the Program of Compliance and Anti-corruption of the Company.

Finally, under the Code of Conduct, any employee who violates such Code or any another policy of the Company shall be subject to disciplinary measures, including termination.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

b) In case the issue has a report channel:

The Company makes the Ombudsman channel available 24 hours per day, seven days per week, by means of which it is possible to report acts of corruption, fraud, bribe or illicit aiding, violation of internal controls and systems, events of theft or robbery, or any other violation to the Code of Conduct, anti-corruption laws and other applicable legislation. The channel is also open for receiving reports made by third parties. Clients, suppliers or consumers also may make reports to: (i) website www.ouvidoriaambev.com.br; or (ii) phone 0800 795 0011.

All reports that may be made on a confidential or anonymous basis are received by a system operated by a third party company, which shall forward them in full to the Compliance Department, thus ensuring the required confidentiality and the anonymity (the whistleblower shall only be identified if they want to do so).

In addition to the anonymity ensured by the Ombudsman as provided for in its Code of Conduct, the Company forbids and it does not tolerate any retaliation or threat of action for retaliation against any person who report a possible violation to the law, regulation or policy of the Company. In the same manner, any employee who discourages or hinders another person from reporting or asking for aid or assistance needed to report the problem will be subject to disciplinary measures. Retaliation is an act of violation and also must be reported to the Ombudsman Channel of the Company.

Compliance Department is responsible for managing the Ombudsman Channel, as well as for conducting and following-up the progress of each case. Given the capillarity of the business units of the Company, some reports are verified, under the supervision of the Compliance Department, (I) by the regional Human Resource and Management teams, when they related the work environment; e (I) by a third party Risk Manager, when they are related to fraud in sales and theft/robberies.

After the verification, the justified reports are submitted for resolution by the Ethics Committee (serious cases) or, by delegation, the Compliance Department itself, and specialists of the Legal and Human Resource and Management Department. The proper department shall resolve on the application of appropriate sanctions and on the correction of flow of the activities, if required.

c) In case the issuer adopts procedures in merger, acquisition and corporate reorganizations transactions aiming at the identification of weakness and risk of unlawful acts within legal entities involved.

In addition to the traditional audit made before any merger, acquisition or corporate reorganization transactions, the Company carries a prior and throughout analysis aiming at identifying events and risks of ethical violation or corruption within the target company and its partners, as well as identifying whether the target company has a program for integrity or adopts any another form of internal control. For such purpose, the Company has a specific protocol with the purpose of identifying (I) possible events of corruption or anti-ethical behavior conducted by the target company and its partners, (ii) other risks related thereto, (iii) the existence and effectiveness of internal controls and measures for integrity adopted by the company, and (iv) the plan of action to be followed for integration of such companies to the rules of compliance of the Company after the acquisition.

Such due diligence is carried out by Compliance Department of the Company together with the Legal and M&A teams of the Company, always assisted by a specialized law firm.

d) In case the issuer has no rules, policies, procedures or practices aimed at the prevention, identification and remediation of frauds and wrongdoings against the public administration, identify the reasons why the issuer has failed to adopt controls for such purpose.

Not applicable, since the Company adopts measures for such purpose, as provided for in the item above mentioned.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

5.5 - Report whether, with regard to the last fiscal year, there were significant changes in the main risks to which the issuer is exposed or in the risk management policy adopted, also remarking on any expectations with regard to the reduction or increase in the issuer’s exposure to such risks

Not applicable, since no material changes occurred in the main risks to which the Company is exposed, or in the risk management policy adopted by it. Any expectations concerning the reduction or increase in the Company’s exposure to the main risks to which it is exposed are already indicated in the risks described in this Reference Form.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

5.5       Other material information

Not applicable, since all material information was provided in the other sections.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

6.1 / 6.2 / 6.4 – Incorporation of the issuer, term of duration and date of registration with the CVM

Date Issuer Incorporated	7/8/2005
Issuer Form of Incorporation	Publicly-held corporation
Country of Incorporation	Brazil
Duration Period	Indefinite
Date of Registration with the CVM	10/30/2013

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

6.3 - Brief history of the issuer

The Company was incorporated as Gimba Suprimentos de Escritório S.A. on July 8, 2005. On October 26, 2005, the Company was acquired by Interbrew International B.V., turned into a joint-stock corporation, had its name changed to InBev Participações Societárias Ltda. and its corporate purpose became holding direct and indirect stakes in any company. On April 22, 2009, the Company was turned into a public-held corporation, under the InBev Participações Societárias S.A. denomination, and its corporate purpose was maintained as holding direct and indirect stakes in any company.

Between November 2005 and January 2006, the Company acquired 296,900,000 preferred shares issued by Companhia de Bebidas das Américas - Ambev on the stock exchange. Additionally, on July 3, 2009, the Company subscribed 9,874 preferred shares of Companhia de Bebidas das Américas - Ambev.

In August 2007 and in December 2010, the capital of Companhia de Bebidas das Américas - Ambev was grouped and split, respectively, which resulted in the Company’s holding, in Companhia de Bebidas das Américas - Ambev, of 14,894,370 preferred shares, representing 0.476% of the total capital of Companhia de Bebidas das Américas - Ambev until June 17, 2013.

On March 1, 2013, the Company had its name changed to Ambev S.A. and its corporate purpose was changed, as follows, whether directly or through stakes in other companies: (a) the production and trading of beer, concentrates, soft drinks, and other drinks and food in general, including liquid blends ready for consumption, flavored liquid preparations, powder or stick guaraná; (b) the production and trade of raw materials required to manufacture beverages and their byproducts, such as malt, barley, ice, carbon dioxide, as well as devices, machinery, equipment and everything else that is necessary or helpful to the activities listed in letter “a” above, including the production and sale of packaging for drinks and the production, trade, and industrial exploitation of the raw materials necessary for the production of packaging; (c) the production, certification, and trade of seeds and grain, as well as the trading of fertilizers, fungicides, and other related activities, as necessary or useful for the development of the Company’s main activities, as provided for in its bylaws; (d) the preparation and packaging of any of its own products or third-party products; (e) farming and agricultural development activities, in the field of cereals and fruits that are the raw materials for use in the Company’s industrial activities, as well as in other sectors that require a more dynamic approach in the exploitation of the Brazilian soil, particularly in the food and health areas; (f) operations in the areas of research, prospecting, extraction, processing, manufacturing, marketing, and distribution of spring water, throughout the Brazilian territory; (g) the processing, purging, and other phytosanitary services, and the manufacturing of products resulting from the activities listed in section “d” above, either for meeting the purposes of its industry or for trading, including of its byproducts, including, for example, byproducts for animal feed; (h) the advertising of its own products and products of third parties, and the trading of promotional and advertising materials; (i) the provision of technical assistance, market, and administrative services and others related directly or indirectly to the Company’s core activities; (j) the importation of anything necessary for its industry and trade; (k) the exports of its products; (l) the exploitation, directly or indirectly, of bars, restaurants, coffee shops and the like; and (m) the procurement, sale and/or distribution of its products and those of its subsidiaries, directly or through third parties, using the transport necessary for the distribution of such products, byproducts or accessories, and the adoption of any system or guidance which, at the discretion of the board of directors, leads to the envisaged purpose; and (n) the printing and reproduction of recorded media, including print activity, prepress services and graphic finishing and the reproduction of materials recorded in any medium. In addition, the Company may hold stakes in other companies, both commercial and civil, as a partner or shareholder, in Brazil or abroad, or join them.

Ever since its establishment, the Company had only held stakes in Companhia de Bebidas das Américas - Ambev in its investment portfolio, not being the holder of any other equity interest.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

On December 7, 2012, Companhia de Bebidas das Américas - Ambev announced its intention to propose to its shareholders a corporate restructuring aimed at migrating its current ownership structure, with two classes of shares (ordinary and preferred), to one with a single type of common shares, at simplifying the corporate structure, and at improving the governance of Bebidas das Américas - Ambev in order to increase share liquidity and the flexibility of the management of its capital structure.

The proposal submitted to shareholders of Companhia de Bebidas das Américas - Ambev, by means of a Material Fact published on May 10, 2013, foresaw that the restructuring would be accomplished through the merger, by the Company, of all of the shares issued by Companhia de Bebidas das Américas - Ambev which were not owned by the surviving company, under the terms of the Brazilian Corporate Law (“Merger of Shares”) in which all of the shares issued and outstanding of Companhia de Bebidas das Américas - Ambev, including shares in the form of American Depositary Receipts (“ADRs”), except shares and ADRs of Companhia de Bebidas das Américas - Ambev held by the Company, should be exchanged for common shares and ADRs issued by the Company. By virtue of the Merger of Shares, each share issued by Companhia de Bebidas das Américas - Ambev, whether common or preferred, or ADR representative of a share, common or preferred, of Companhia de Bebidas das Américas - Ambev, would make its holder entitled to receive five common shares issued by the Company or five ADRs of the Company, as appropriate.

On May 10, 2013, the board of directors and the audit committee of Companhia de Bebidas das Américas - Ambev held meetings, and there was a meeting of the Company’s board of directors, in which these bodies approved the Merger of Shares proposal, pursuant to the terms of the Merger of Shares Protocol and Justification issued by Companhia de Bebidas das Américas - Ambev by Ambev S.A.

As a preliminary step to the Merger of Shares, on June 17, 2013, the contribution to the capital of the Company of all of the shares issued by Companhia de Bebidas das Américas - Anheuser-Busch owned by Ambev InBev NV/S.A., held through of Interbrew International B.V. and AmBrew S.à.r.l (formerly AmBrew S.A.) was made. As a result, the Company became the holder of 1,301,670,110 common shares and 637,049,453 preferred shares issued by Companhia de Bebidas das Américas - Ambev, thus becoming its controlling shareholder. The contribution had no effect for the purposes of the proposed replacement ratio in the Merger of Shares or for the dilution of Companhia de Bebidas das Américas - Ambev shareholders.

On July 30, 2013, the extraordinary general meetings of Companhia de Bebidas das Américas - Ambev and of the Company were held, which approved, among other issues, the Protocol and Justification of the Merger of Shares issued by Companhia de Bebidas das Américas - Ambev by Ambev S.A., the valuation report of the shares and the Merger of Shares, as well as the increase in the Company’s capital subscribed by the management of Companhia de Bebidas das Américas - Ambev and fully paid through the transfer of all shares of Companhia de Bebidas das Américas - Ambev, excluding those held by the Company.

As a result of the Merger of Shares, Companhia de Bebidas das Américas - Ambev became a wholly-owned subsidiary of the Company and the former shareholders of Companhia de Bebidas das Américas - Ambev became holders of the same proportion of shares in the Company that they had previously held in Companhia de Bebidas das Américas - Ambev.

On October 30, 2013, the Brazilian Securities Commission (“CVM”) granted the Company’s registration as a category “A” securities issuer, pursuant to CVM Instruction 480, of December 7, 2009, as amended. The Company’s shares and ADRs were admitted for trading, respectively, on the Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA S.A. (currently known as B3 S.A. – Brasil, Bolsa, Balcão) Exchange and on the New York Stock Exchange, on November 11, 2013.

Through a material fact published on December 3, 2013, the proposed mergers into the Company, of Companhia de Bebidas das Américas - Ambev, and of Ambev Brasil Bebidas S.A. was disclosed. The mergers aimed at simplifying the group’s corporate structure and at reducing operating costs, so that the Company would continue to engage in the production and trade of beer, concentrates, soft drinks and other beverages, directly, and no longer only through its wholly-owned subsidiaries, as applicable.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

On January 2, 2014, the Extraordinary General Meetings of the Company, of Companhia de Bebidas das Américas - Ambev and of Ambev Brasil Bebidas S.A. were held, through which the above-mentioned mergers were approved. As a result of the mergers, the Company received, for their respective book values, all of the assets, rights, and obligations of Companhia de Bebidas das Américas - Ambev, and of Ambev Brasil Bebidas S.A., which were extinguished, had their shares canceled, and were then succeeded by the Company, under the law.

The merger of Companhia de Bebidas das Américas - Ambev was completed without an increase or decrease in the Company’s equity or capital, since Companhia de Bebidas das Américas - Ambev was a wholly-owned subsidiary of the Company. The merger of Ambev Brasil Bebidas S.A., in turn, resulted in an increase in the Company’s capital in an amount equivalent to the portion of the equity of Ambev Brasil Bebidas S.A. corresponding to the investment of the minority shareholders of Ambev Brazil, i.e., R$156,566.05, with the Company’s capital going on to be R$57,000,946,244.65, considering the capital increases approved and homologated by the Board of Directors at meetings held on October 17, 2013 and December 19, 2013, pursuant to Article 8 of the Company’s bylaws and Article 168 of act 6404/76, due to the exercise of share purchase options by the beneficiaries of the Company’s Stock Option Plan.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

6.5 - Information of filing for bankruptcy on the basis of material amount or judicial or extrajudicial reorganization.

There is no filing for bankruptcy, request for judicial or extrajudicial reorganization in relation to the Company.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

6.6- Other material information

There is no other material information on the issue that has not been disclosed in this section.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

7.1 Description of the activities of the issuer and its subsidiaries

The Company’s corporate purpose, whether directly or through interest in other companies, is:

a)      the production and trading of beer, concentrates, soft drinks and other drinks, as well as food in general, including liquid blends ready for consumption, flavored liquid preparations, powder or stick guaraná;

b)      the production and trade of raw materials required for the manufacturing of beverages and byproducts, such as malt, barley, ice, carbon dioxide, as well as devices, machinery, equipment and everything else that is necessary or useful for the activities under letter “a,” above, including the production and sale of packaging for drinks and the production, trade, and industrial exploitation of the raw materials necessary for the production of such packaging;

c)      the production, certification, and trade of seeds and grain, as well as the trade of fertilizers, fungicides, and other related activities, as necessary or useful for the development of the Company’s main activities, as provided for in its bylaws;

d)      the packaging of any of its own product or products of third parties;

e)      farming and agricultural development activities, in the field of cereals and fruits that are the raw materials for use in the Company’s industrial activities, as well as in other sectors that require a more dynamic approach in the exploitation of the Brazilian soil, particularly in the food and health areas;

f)       operations in the areas of research, prospecting, extraction, processing, manufacturing, marketing, and distribution of spring water, throughout the Brazilian territory;

g)      the processing, purging, and other phytosanitary services, and the manufacturing of products resulting from the activities listed in letter “d,” above, either for meeting the purposes of its industry or for trading, including of its byproducts, including, for example, byproducts for animal feed;

h)      the advertising of its own products and products of third parties, and the trading of promotional and advertising materials;

i)       the advertising of its own products and products of third parties, and the trading of promotional and advertising materials;

j)       the import of anything necessary for its industry and trade;

k)     the export of its products;

l)       the operation, directly or indirectly, of bars, restaurants, coffee shops and the like;

m)     the procurement, sale and/or distribution of its products and those of its subsidiaries, directly or through third parties, using the transport necessary for the distribution of such products, byproducts or accessories, and the adoption of any system or guidance which, at the discretion of the board of directors, leads to the envisaged purpose; and

n)      the printing and reproduction of recorded media, including print activity, prepress services and graphic finishing and the reproduction of materials recorded in any medium.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

In addition, the Company may hold stakes in other companies, both commercial and civil, as a partner or shareholder, in Brazil or abroad, or become their affiliate.

The Company’s current corporate purpose was adopted on March 1, 2013 and updated on January 2, 2014, through a resolution at the general meeting which approved the amendment of its bylaws. Prior to this amendment, the Company’s corporate purpose had been to hold stakes, directly or indirectly, in companies of any nature, as a partner or shareholder. Although the Company’s corporate purpose has been amended to provide for the undertaking, among other things, of activities related to the production and marketing of beverages, the Company operated as a holding until January 2, 2014, the date on which the Company approved the merger of Companhia de Bebidas das Américas - Ambev.

From said merger and, considering the extinction of Companhia de Bebidas das Américas - Ambev, the Company succeeded Companhia de Bebidas das Américas - Ambev in all its rights and obligations and went on to undertake the activities described in this section directly.

The Company and its subsidiaries undertake, mainly, beer, draft beer, soft drink and other non-alcoholic beverage production, marketing, and distribution activities. Together with its subsidiaries, the Company is the largest brewer in Latin America in terms of sales volume and one of the world’s largest brewers, according to Company estimates.

The Company and its subsidiaries have a large geographic diversification, with operations, on the date of this Reference Form, in 18 countries in the Américas, and, according to Company analyses, it is a market leader in Brazil, Argentina, Canada, Paraguay, Uruguay, Bolivia, the Dominican Republic, Barbados and Panama, and owns two brands of beer that are among the 10 most consumed in the world: Skol and Brahma.

The Company conducts its operations through three business units, as described below:

•        Latin America North, which includes (i) operations in Brazil, where two divisions operate: (a) beer trade (“Cerveja Brasil”) and (b) the trade of soft drinks and non-alcoholic and non-carbonated beverages (“NAB Brasil”,  which in the past we designated as ‘RefrigeNanc Brasil’); and (ii) operations in Central America and the Caribbean, or CAC, which currently include our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also supplies El Salvador, Honduras and Nicaragua), Barbados and, since 2017, Panama.

•        Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile and, by December 31, 2016, Colombia, Peru, and Ecuador.

•        Canada, represented by the operations of Labatt Brewing Company Limited, which includes the production and trade of beer in Canada, a portfolio of brands of mixed drinks and ciders, and a few exports to the North American market.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

The following map illustrates the main locations where the Company’s business units operate:

7.2 - Information on operating segments

a) goods and services sold by the Company

In the last three fiscal years, the Company’s revenues and those of the now extinct Companhia de Bebidas das Américas - Ambev were the outcome mainly of operations involving the production and marketing of beer, soft drinks and other non-carbonated drinks, malt, and byproducts.

b) income from the segment and its share in the Company’s net income

The tables below feature a few highlights of the financial information per business segment for the years ended as of December 31, 2017, 2016 and 2015:

			Net revenue from sales
Years ended December 31
	%		%		%	%		%
	2017	Contrib	Variation	2016	Contrib	Variation	2015	Contrib
	In millions of Reais, except percentages
Latin America North	31,086.0	64.9%	7.5%	28,927.8	63.4%	-2.5%	29,654.9	63.5%
Brazil	26,353.0	55.0%	5.6%	24,954.6	54.8%	-5.2%	26,326.1	56.4%
Cerveja Brasil	22,509.3	47.0%	6.3%	21,173.1	46.5%	-5.7%	22,441.3	48.1%
NAB Brasil(1)	3,843.7	8.0%	1.6%	3,781.5	8.3%	-2.7%	3,884.8	8.3%
CAC(2)	4,733.0	9.9%	19.1%	3,973.2	8.7%	19.4%	3,328.8	7.1%
Latin America South	10,769.7	22.5%	5.5%	10,212.9	22.4%	-9.3%	11,255.6	24.1%
Canada	6,043.5	12.6%	-6.5%	6,461.9	14.2%	11.2%	5,809.7	12.4%
Ambev Consolidated	47,899.3	100.0%	5.0%	45,602.6	100.0%	-2.4%	46,720.2	100.0%

(1)   Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(2)   Beer and soft drink operation in Central America and the Caribbean (“CAC”), which in the past we designated as “HILA-Ex.”

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

c) Profit or loss resulting from the sector and its share in the issuer’s net income

Net income
Years ended December 31
		%			%			%
	2017	Contrib	Margin	2016	Contrib	Margin	2015	Contrib	Margin
	In millions of Reais, except percentages
Latin America North	4,454.5	56.7%	14.3%	8,800.3	67.3%	30.4%	9,032.1	70.1%	30.5%
Brazil	3,436.4	43.8%	13.0%	7,976.9	61.0%	32.0%	8,407.3	65.3%	31.9%
Cerveja Brasil	2,406.6	30.7%	10.7%	6,429.2	49.1%	30.4%	6,683.8	51.9%	29.8%
NAB Brasil(1)	1,029.8	13.1%	26.8%	1,547.7	11.8%	40.9%	1,723.5	13.4%	44.4%
CAC(2)	1,018.1	13.0%	21.5%	823.4	6.3%	20.7%	624.8	4.9%	18.8%
Latin America South	2,309.7	29.4%	21.4%	2,496.6	19.1%	24.4%	2,176.2	16.9%	19.3%
Canada	1,086.3	13.8%	18.0%	1,786.5	13.7%	27.6%	1,670.8	13.0%	28.8%
Ambev Consolidated	7,850.5	100.0%	16.4%	13,083.4	100.0%	28.7%	12,879.2	100.0%	27.6%

(1)   Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(2)   Beer and soft drink operation in Central America and the Caribbean (“CAC”)

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

7.3 - Information on products and services related to operating segments

Below is the information on the products and services related to the Company’s operating segments.

a) characteristics of the production process

Beer

The basic manufacturing process for most beers is linear, involving, however, significant knowledge in quality and cost control. The most important stages are mash and fermentation, followed by aging, filtering, and packaging. Although the malted barley (malt) is the main ingredient, other grains, such as unmalted barley, maize, rice or wheat are sometimes added to produce different beer flavors. The proportion and choice of other raw materials vary according to regional taste preferences and to the type of beer.

The first step in the mashing process is the production of the mash, blending the malt with hot water and gradually heating it to about 75°C in mixing tanks to dissolve the starch and transform it into a mixture called “mash,” comprising maltose and other sugars. The grains used are filtered and the liquid, now called “wort,” is boiled. At this point, hops are added, giving the beer its special bitter taste and flavor and helping to preserve it. The wort is boiled for one to two hours to sterilize and concentrate it and to extract the flavor from the hops. The product is then cooled using a heat exchanger. The hopped wort is saturated with air and oxygen, essential for the creation of yeast at the next stage.

Yeast is a microorganism that consumes the sugars contained in the mash, generating alcohol and CO2. This fermentation process takes 5 to 11 days to be completed, after which the wort is finally transformed into beer. Different types of beer are produced using different yeast filtering processes and wort compositions. In some varieties of yeast, the cells reach the top at the end of the fermentation process. Alcoholic beverages and wheat beers are made this way. Pilsen beers are produced using yeast cells that settle to the bottom.

During the maturation process, the liquid is cleared by the precipitation of yeast and other particles. Additional filtering clears beer further. Maturation varies according to the type of beer and may take up to three weeks to be completed. After this period, the beer is ready for bottling in kegs, cans, or bottles.

Soft drinks

Soft drinks are made by mixing water, flavored concentrate, and sugar or sweetener. Water is processed to eliminate the mineral salts and filtered to remove impurities. Purified water is combined with processed sugar or, in the case of diet soft drinks, artificial and concentrated sweeteners. Carbon dioxide gas is injected into the mixture to produce carbonation. Immediately after carbonation, the mixture is bottled. In addition to these inputs, distributing the product to consumers requires packaging such as PET or glass bottles, aluminum cans, labels, and plastic or metal caps. The technology used in the soft drink manufacturing process is common to the market, with no need to own unique equipment or proprietary technologies to carry it out.

Non-Alcoholic and Non-Carbonated Beverages

The non-alcoholic and non-carbonated beverage production process begins with the dissolution of the sugar at the amounts described in the preparation formulation, and of simple syrup in fresh, dechlorinated water in stainless steel tanks, with homogenization. The syrup is heated and transferred, via piping, to the plate filter and then cooled by a plate exchanger. Bottling begins with the dissolution, in the product preparation tank, of the citric acid and mineral salts previously dissolved in dechlorinated water. Flavoring is then added at the amount provided for in the formulation. All of these steps take place under homogenization. To ensure the product’s microbiological preservation, it is subjected to flash pasteurization and packaged aseptically to, then, be labeled and boxed. The Company currently uses specific indicators to measure productivity and efficiency, such as: extract loss; carbon dioxide balance; water consumption; infusorial earth consumption, and heat energy consumption. The technology used in the non-alcoholic and non-carbonated beverage manufacturing process is common to the market, with no need for unique equipment or proprietary technologies to carry it out.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Installed capacity

For illustrative purposes, we report that in 2017, the Company’s total beer and soft drink production capacity was 276.5 million hectoliters per year. In 2017, the Company’s beer and soft drink production totaled 158.2 million hectoliters.

Maintenance

The Company’s equipment maintenance process is carried out at least annually, always in a reverse cycle to production peaks.

Risks inherent to the process

The risks inherent to the process that may lead to activity shutdowns, such as fire, explosions, labor strikes, among others, exist, but the impacts of such occurrences are minimized in the Company’s operations, given that if there is an unexpected shutdown of a plant, we can transfer production to another plant with no loss to supply in most cases. However, in the period of the greatest use of the capacity due to business seasonality, the Company may experience some loss due to the loss of part of the sales volume, but this will have no significant impact on its results. In addition, all of the Company’s plants hire insurance for the event of accidents.

Productivity indicators

There are several productivity, efficiency and quality indicators in the beverage industry, such as water consumption, energy, extract use, among others. The Company establishes internal goals that approach the results of such indicators. Water consumption per hectoliter of beverage, for example, was reduced by 3% compared to 2016. Regarding the factory productivity efficiency, there was a 3.05 percent increase compared to the previous year. The improvement in the performance indicators in 2017 was mainly due to the use of new technologies, together with the Company’s management system, standardizing learning and replicating good practices.

b) characteristics of the distribution process

i.             Latin America North

Beer distribution in Brazil

Distribution is an important feature in this market, since the retail channel is fragmented into nearly a million points of sale. The Company’s distribution is structured in two separate ways, namely: (i) network of exclusive third-party distributors, involving around 148 operations; and (ii) the owned direct distribution system, involving more than 107 distribution centers across most Brazilian regions and using outsourced logistics without their own fleet of trucks. The owned direct distribution centers, as well as the factories, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company, and have their own sales teams to access the same sales channels that are accessed by the Company’s own direct distribution. In addition, the sale can be made directly from the factory to a few larger customers.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Soft drink distribution in Brazil

The soft drink and non-alcoholic and non-carbonated beverage segment products are sold through the same distribution system used for beer.

Beer and soft drink distribution in CAC

The distribution system on the Dominican Republic market comprises direct distribution and third-party distributor operations. The owned direct distribution centers, as well as the plants, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company, and have their own sales teams to access the same sales channels that are accessed by the Company’s own direct distribution. In addition, the sale can be made directly from the factory to a few larger customers. Direct distribution is done through outsourced logistics, with the exception of the Dominican Republic, which has its own truck fleet.

In the Central America operations, including Guatemala, El Salvador, Honduras and Nicaragua, beer is sold predominantly in returnable bottles at small retail stores. The Company markets the Brahva, Brahva Gold, Extra, Budweiser, Bud Light, Stella Artois, Corona, Modelo Especial, Beck, Leffe and Hoegaarden brands, which are distributed through the distribution system belonging to The Central America Bottling Corporation, or CBC, together with the CBC soft drink portfolio. CBC has its own fleet of trucks.

The Company and CBC, the PepsiCo bottler anchor in Central America, agreed to establish a joint venture in which the Company and CBC are each holders of half of the capital of Ambev Central America, whose goal is collaboration in manufacturing, importing, distributing, marketing, and selling of beverages, especially beer, in Guatemala and other Central American countries.

ii.            Latin America South

The Company distributes its products in all countries where it operates in Latin America South (Argentina, Bolivia, Chile, Paraguay, Uruguay and, before December 31, 2016, Colombia, Peru, and Ecuador) through direct distribution and also outsourced distributors. The owned direct distribution centers, as well as the plants, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company, and have their own sales teams to access the points of sale, which are determined for each distributor and direct distribution, according to their geographical location. In addition, the sale can be made directly from the factory to a few larger customers.

iii.           Canada

The Company’s distribution system in Canada is structured in different ways across the country, varying according to the specific characteristics of each region. Logistics is organized based partly on outsourced and partly on owned trucks.

Distribution in Ontario

In Ontario, the province with the largest beer consumption in Canada, we have, in partnership with other breweries, a retail and distribution company established in 1927 named Brewers Retail Inc.,  operating as The Beer Store, or TBS. In 2015, we completed a new Master Framework Agreement, or MFA, with the government of Ontario that specifies, contractually, TBS’ functions as a beer retailer and distributor.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

According to the MFA, TBS will continue to be the main retailer for packages larger than those with six bottles or cans of beer. The Liquor Control Board of Ontario, or LCBO, a chain of liquor stores belonging to the government of Ontario, will continue to sell beer. Most LCBO stores are restricted to selling packages containing six or fewer bottles or cans of beer. According to the MFA, up to 450 grocery stores will also hold a license to sell beer in packages of six or fewer bottles or cans of beer. The MFA entered in force on January 1, 2016 and with an initial term of 10 years, subject to renewal for successive periods of five years, except in case of termination of the agreement, after the initial term, as provided for in the MFA.

The ownership of TBS is currently available to all qualified breweries based in Ontario. The Board of Directors of TBS, consisting of 15 members, has the following composition: Four directors appointed by Labatt; four directors appointed by the Molson-Coors; four independent directors appointed by a committee represented jointly by the Province of Ontario, Labatt, and Molson-Coors; two directors appointed by large breweries (excluding Labatt and Molson-Coors) that have sales in TBS above 50,000 hectoliters per year; and one director appointed by small breweries based in Ontario with sales in TBS of less than 50,000 hectoliters per year.

TBS operates as a self-financing corporation in a base of balanced cash flow, according to which the fees are charged based on volume for the services provided to breweries. The nature of TBS’ activities requires compliance with laws and regulations and supervision of the Province of Ontario and its agents. The laws that control and license alcoholic beverages, the Liquor Control Act, Liquor License Act, and Gaming Regulation and Public Protection Act, are applied by the Ministry of Finance or by the Attorney General, which controls the alcoholic beverage industry through the Liquor Control Board of Ontario and the Liquor and Alcohol and Gaming Commission of Ontario.

Distribution in Quebec

Quebec is the Canadian province with the second highest consumption of beer. In this province, there are no exclusive rights for beer sales and sales channels for consumption, both within and outside of the establishments are mostly composed of private stores. SAQ, a liquor store controlled by the government, sells a few select beer brands that are not available in the private retail system.

The Company (and its competitors) sells its products in Quebec through a direct sale and distribution system.

Distribution in the Western Provinces

Molson and Labatt hold stakes in Brewers Distributor Limited, which operates a beer distribution network mainly in the four western provinces of British Columbia, Alberta, Manitoba, and Saskatchewan and three territories (Yukon, the Northwest Territories and Nunavut). In Alberta, some volume is also sold through a third-party wholesaler. In these Western Provinces markets there are both private retail stores (such as Alberta and British Columbia) and government-controlled stores (such as British Columbia, Manitoba, and Saskatchewan).

Distribution in the Atlantic Provinces

We distribute and sell our products in the Atlantic Provinces (including New Brunswick, Newfoundland, Nova Scotia, and Prince Edward Island) through (1) government-controlled distribution and retail networks in the provinces of Nova Scotia, New Brunswick, and Prince Edward Island; and (2) private distributors in Newfoundland.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

c) characteristics of the markets of operation

i              Latin America North

The beer market in Brazil

In Brazil, beer is predominantly sold in bars for consumption on the premises, in standardized returnable 600-ml glass bottles. The second preference in terms of packaging presentation is the non-returnable 350-ml aluminum can, which is predominantly sold in supermarkets for off-premise consumption.

According to our estimates, in 2017 we were the leader in the Brazilian market in terms of beer sale volumes, mainly through our three main brands: Skol, Brahma and Antarctica. Our closest competitors are Heineken, especially after the acquisition of the operations of Brasil Kirin in May 2017, and Cervejaria Petrópolis.

Near-Beer

Some of our recent innovations have extended beyond the typical beer consumption occasions, such as Skol Beats Senses, Skol Beats Spirit and Skol Beats Secret, which are sweeter drinks, with higher alcohol content, and Brahma 0.0%, a non-alcoholic beer. These innovations are designed to increase the Near-Beer category and improve our market share in beverage categories other than beer, focusing on changing trends and consumer preferences. In late 2017, this new segment Skol Beats Senses, Skol Beats Spirit and Skol Beats Secrets created represented 0.7 percent of our total beer volume in Brazil, while, according to our estimates, Brahma 0.0% is the leader in Brazilian non-alcoholic beer segment and represents 1.0 percent of our total beer volume in the country.

The soft drink market in Brazil

The soft drink and non-alcoholic and non-carbonated beverage market in Brazil covers various segments, including soft drinks, bottled water, sports and energy drinks, coconut water, powdered and natural juices and iced tea. The soft drink segment is the most significant for our business, representing approximately 94% of the volumes of our NAB unit.

According to Company estimates, the leading soda flavors in Brazil are: (1) cola (with 52% of the market in 2017), (2) Guaraná, (3) orange, and (4) lime. Most of the carbonated soft drinks in Brazil are sold in supermarkets in non-returnable 2-liter PET bottles for domestic consumption. The non-returnable 350-ml aluminum can is also an important package for our business, being sold mainly in supermarkets and restaurants.

The Company’s main competitor on this market is The Coca-Cola Company. In addition to The Coca Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands.” B Brands compete mainly in price, usually being sold at a lower price than our products.

Our main carbonated soft drink brands are Guaraná Antarctica a leader in the “different from cola” flavor segment, and Pepsi Cola. Pepsi Cola is sold under our exclusive production and bottling contract with PepsiCo. Our portfolio of non-alcoholic beverage brands also includes Gatorade, on the sports drinks market, H2OH!, on the flavored water market, Lipton Ice Tea, on the iced tea market, also sold under license from PepsiCo and Fusion, a proprietary brand that now is the third largest brand on the energy market in Brazil. Also in 2016, we acquired “Do Bem”, a Brazilian juice company, which has a strong presence in the health and wellness segments.

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The market in Central America

In Guatemala, the main packages are the returnable 12-oz and 16-oz glass bottles and the 12-oz and 1 liter. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader. Cerveceria Centro Americana is a private company controlled by local investors. According to our estimates, the total annual volume of beer sales in the Guatemalan market was of 3.8 million hectoliters in 2017.

In El Salvador, Honduras and Nicarágua, we are currently selling imported brands and our primary packaging is the returnable 1-liter glass bottle.

Specifically in Nicaragua, our main competitor is Compañía Cervecera de Nicaragua, the market leader, a joint venture between Cerveceria Centro Americana, of Guatemala, and Florida Ice & Farm Co., an investor group from Costa Rica.

In May 2016, the Company entered into an agreement with ABI, pursuant to which it committed to transfer to ABI its businesses in Colombia, Peru and Ecuador. In exchange, ABI agreed to transfer SAB businesses in Panama to the Company. The exchange was carried out on December 31, 2016. According to our estimates, we are currently the leader in the beer market in Panama. The main packaging are the 285ml glass bottle and 355ml aluminum can, and our main beer brands in Panama are Atlas Golden Light and Balboa Ice. Our main competitor in Panama’s beer market is Baru. Our operation in Panama also produces and trades soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main distributed brands.

The beer market in the Caribbean

In Cuba, our primary packaging is the 12-ounce can. Our main competitor in Cuba is the State Brewery. We currently sell the Bucanero, Cristal, Mayabe, and Cacique local Cuban brands. According to our estimates, the total annual sales volume on the Cuban beer market was approximately 2,8 million hectoliters in 2017.

In the Dominican Republic, the annual sales volume on the beer market was 4.0 million hectoliters in 2017, according to our estimates. The main packages on the Dominican beer market are the returnable 650-ml and 1-liter glass bottles, predominantly sold in small retail stores. We currently lead the beer market in the Dominican Republic, after our acquisition of CND, with a portfolio of leading brands, such as Presidente, Brahma Light, Presidente Light, Bohemia, The One, Corona, Stella Artois, and Budweiser.

In Barbados, the annual sales volume on the beer market was 0.2 million hectoliters in 2017, according to our estimates. We are the market leader with brands such as Banks and Deputy, which are produced locally by BHL. Growth on the Barbados beer market in the last three years has been driven by domestic and imported brands. The main packaging in Barbados are the 250-ml and 275-ml returnable glass bottles.

The soft drink market in the Caribbean

According to our estimates, the total annual sales volume on the Dominican soft drink market was approximately 4.9 million hectoliters in 2017. The main packaging on the Dominican soft drink market is the returnable half-liter glass or PET bottle, which is predominantly sold in small retail stores. The Coca-Cola Company, represented by Bepensa, leads the soft drink market in the Dominican Republic, followed by Ajegroup, which adopts a low-price strategy. Ambev is currently the third competitor on this market.

Our main soft drink brands in the Dominican Republic are Red Rock, Pepsi Cola and Seven UP, all marketed under an exclusive bottling agreement with PepsiCo.

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In Barbados, the annual sales volume on the soft drink market was 0.2 million hectoliters in 2017, according to our estimates. Barbados Bottling Co. Ltd., a wholly owned subsidiary of BHL, is the soft drink market leader. BHL produces and distributes Coca and its associated brands under franchise, in addition to the proprietary “Frutee” brand, which is composed of ten flavors. BHL, through other subsidiary, also manufactures and markets juices and milk products in Barbados.

ii. Latin America South

Argentina is one of our most important regions, second only to Brazil in terms of volume. We are present in more than 300,000 points of sale throughout Argentina, both directly and through our exclusive third-party distributors.

The beer market in Argentina

According to our estimates, the total annual sales volume on the Argentine beer market was approximately 18.6 million hectoliters in 2017. With a population of approximately 44 million people, Argentina is the largest and most important market for beer in Latin America South.

The beer consumption in Argentina has decreased in recent years, but it showed growth in 2017, reaching an annual per capita consumption of 42.4 liters, which represents a growth of 4.8 percent compared with the previous year. Since year 2000, beer has become the number one alcoholic beverage in Argentina in terms of hectoliters sold, according to our estimates.

Our main package in Argentina is the returnable 1-liter glass bottle, which accounted for approximately 81 percent of our sales in 2017.

According to our estimates, consumption in bars and restaurants accounted for 15 percent of beer volumes in Argentina in 2017, with sales in supermarkets representing 13 percent of the beer volume. The main consumer channels in volume in Argentina are kiosks and small stores.

Our main beer brands in Argentina are Quilmes Clásica, Brahma, and Stella Artois. According to Nielsen, we are the leading beer producer in Argentina,  and our main competitor in the country is Compañía Cervecerías Unidas S.A..

The soft drink market in Argentina

According to our estimates, the annual sales volume on the Argentine soft drink market was approximately 43.4 million hectoliters in 2017. Non-returnable bottles accounted for 90 percent of our soft drink sales in that country in 2017.

We are the exclusive Pepsi bottlers in Argentina, and our most important soft drink brand in that country is Pepsi. According to Nielsen, we were the second largest competitor in the Argentine soft drink market in 2017, and on this market we were only behind of The Coca Cola Company.

The beer market in Bolivia

According to our estimates, the total annual sales volume on the Bolivian beer market was approximately 3.3 million hectoliters in 2017. The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory, and tax policies.

Our main package in Argentina is the returnable 620-ml glass bottle, which accounted for approximately 48 percent of our sales in 2017.

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Our most important beer brands in Bolivia are Paceña, Taquiña, and Huari. The Company is the leading beer producer in Bolivia, according to Nielsen.

The soft drink market in Bolivia

In March 2009, through Quinsa, we acquired from SAB, 100 percent of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive Pepsi bottler in Bolivia.

According to our estimates, the annual sales volume on the Bolivian soft drink market was approximately 13.5 million hectoliters in 2017.

In addition, 99 percent of our soft drink sales in that country are made in non-returnable bottles.

The market in Chile

According to our estimates, the total annual sales volume on the Chilean beer market was approximately 8.8 million hectoliters in 2017. Beer consumption in Chile has increased every year since 2009. Our most important beer brands in Chile are Becker, Corona, Báltica and Stella Artois.

We are the second largest competitor in Chile beer production, according to Nielsen, and our main competitor and market leader in the country is Compañia Cervecerías Unidas S.A. In 2015, we became the exclusive distributor of the Corona brand in Chile and, since January 2016, have also started to import and distribute Budweiser in the country.

The market in Paraguay

According to our estimates, the total annual sales volume on the Paraguayan beer market was approximately 4.3 million hectoliters in 2017.

The beer market in Paraguay has traditionally distinguished itself from the Southern Cone countries in some respects, because (1) beer does not face significant competition from wine as an alternative alcoholic beverage; (2) the domestic beer market has been facing strong competition from imported beers, which account for a far higher market share in Paraguay than in neighboring countries; and (3) our products’ seasonality is lower due to warmer weather throughout the year.

Our main package in Paraguay is the can, which accounted for approximately 48 percent of our sales in 2017.

Our most important beer brands in Paraguay are Brahma and Ouro Fino, with a leader market share in the country according to our estimates. We also the exclusive distributor of the Budweiser brand in Paraguay.

The beer market in Uruguay

According to our estimates, the total annual sales volume on the Uruguayan beer market was approximately 1.1 million hectoliters in 2017.

Our main package in Uruguay is the returnable 1-liter glass bottle, which accounted for approximately 79 percent of our sales in 2017. Our most important beer brands in Uruguay are Pilsen and Patricia, with a leader  market share in 2017, according to our estimates.

The soft drink market in Uruguay

According to our estimates, the total annual sales volume on the Uruguayan soft drink market was approximately 3.5 million hectoliters in 2017.

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Non-returnable bottles accounted for 89 percent of our soft drink sales in that country in 2017. Our most important brand in Uruguay is Pepsi, and our main competitor is The Coca-Cola Company.

iii. Canada

Our business segment in Canada is represented by Labatt’s operations, which include the sales of domestic beer brands, and of ABI, a portfolio of mixed beverage and cider brands, as well as the export of the Kokanee beer brand to the United States.

We estimate that Labatt is the beer market leader in Canada. The main packaging in this country is the returnable 341-ml glass bottles and the 355-ml aluminum can, sold predominantly in retail stores owned by the private and public sector as well as private establishments for on-site consumption. Our main competitor in Canada is Molson Coors, but we also compete with smaller brewers, such as Sleeman Breweries Ltd., or Sleeman, and Moosehead Breweries Ltd.

Our main brands in Canada are: Budweiser and Bud Light (manufactured and sold under a license from the ABI subsidiary, Anheuser-Busch, Inc., or Anheuser-Busch), and Corona Labatt Blue, Alexander Keith’s, Stella Artois, and Kokanee.

In January 2016, we acquired, through our subsidiaries, the business of ready-to-drink, ciders and craft beers of Mark Anthony Group in the Canadian market. In April 2016, a subsidiary of Labatt Brewing Company Limited, one of our wholly-owned subsidiaries, acquired Archibald Microbrasserie, known by its seasonal special beers and products.

d) possible seasonality

For illustrative purposes, we report that beverage sales in the Company’s markets are seasonal. Overall, sales are higher during the summer and major holidays. Therefore, in the Southern Hemisphere (Latin America North and Latin America South), the overall sales volume is higher in the fourth quarter due to early summer and year-end festivities. In Canada, the sales volume is higher in the second and third quarters due to the summer season in the region. The table below demonstrates this, showing the Company’s sales volume per quarter and business unit:

	2017 Quarterly Volumes
	(percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2017
Latin America North	25.5%	21.9%	23.4%	29.2%	100.0%
Brazil	25.9%	21.6%	23.2%	29.4%	100.0%
Cerveja Brasil	25.6%	21.7%	23.0%	29.6%	100.0%
NAB Brasil(1)	26.6%	21.2%	23.7%	28.5%	100.0%
CAC(2)	22.8%	24.2%	25.2%	27.9%	100.0%
Latin America South	26.7%	19.8%	22.9%	30.6%	100.0%
Canada	19.0%	29.5%	28.3%	23.2%	100.0%
Ambev Consolidated	25.4%	21.9%	23.6%	29.1%	100.0%

(1)       Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(2)       Beer and soft drink operation in Central America and the Caribbean (“CAC”)

e) main inputs and raw materials

i.             description of the relationship with suppliers, including whether they are subject to government control or regulation

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ii.            possible dependence on few suppliers

iii.           possible volatility in prices

Beer

The main raw materials used in the Company’s manufacturing process are: malt, non-malted cereals, hops, and water.

Malt and Barley

Malt is widely available, and the Company’s needs are met by domestic and international suppliers, as well as its own malting facilities. In the case of the beer operations in Brazil, about 80 percent of our malt needs are supplied by owned malting facilities, located in southern Brazil, Argentina, and Uruguay.

To meet the rest of our demand, our main malt supplier is the Cooperativa Agroindustrial Agrária, in Brazil. Malt market prices are volatile and depend on the quality and level of production of the global barley crop, as well as on the intensity of demand.

The Company acquires barley for its malting facilities directly from farmers in South America. Barley prices depend on the barley crop quality and wheat prices on the major world markets. The Company enters into futures contracts or financial instruments to avoid the impact of short-term volatility in barley and malt prices on its production costs.

Hops

There are two types of hops used in beer production: The variety that gives beer its bitter taste, usually imported from the United States, and the hops responsible for the distinctive aroma of beer, usually imported from Europe. A few international companies concentrate hops supply, especially the Barth-Haas Group, Hopsteiner, HVG and Kalsec.

Unmalted Cereals

Corn syrup is purchased from Ingredion, Cargill, and Tereos Syral. Corn is purchased for the internal production of grits at a few plants, and rice and corn grits are purchased from other local supplier plants and are generally widely available.

Water

Water represents a small portion of the Company’s raw material costs. The Company gets the water it needs from various sources such as lakes and reservoirs, deep wells located near its breweries, rivers adjoining its factories, and from utilities. The Company monitors the quality, taste, and composition of the water it uses, treats it to remove impurities, and observes strict quality standards and regulations. Due to technological advances, the Company has continuously reduced water consumption per hectoliter produced.

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Soft drinks

The main raw materials the Company uses in soft drink manufacturing are concentrate (including guaraná extract), sugar, sweetener, fruit juices, water, and carbon dioxide gas. Most of these materials are procured from local suppliers.

Guaraná Fruit

The Company has 1,070 hectares of land that supplies it with 29 tons of guaraná seeds (berries) per year, or about 10 percent of its needs. The remainder is purchased directly from independent farmers in the Amazon region and in other guaraná producing regions in Brazil. Our property’s focus is to provide guaraná seeds to local farmers and promote sustainable guaraná in the Amazon region. Approximately 50,000 seeds are donated annually.

Concentrates

The Company has a concentrate facility in northern Brazil, which produces the concentrates required for it to meet its own Guaraná Antarctica brand production needs, among others. Concentrates for Pepsi soft drink products is purchased from PepsiCo.

Sugar

Sugar is widely available and is purchased by our regional procurement entity. The Company has derivative instruments to avoid the impact of short-term volatility in sugar prices on our production costs.

Juices

Orange, lemon, grapes and others are purchased only in Brazil. Our main suppliers are Louis Dreyfus Commodities, Cutrale, Dohler, Citrus Juice, Citrosuco, Golden, and Tecnovin.

Others

The Company procures all of the fruit juice, pulp, and concentrates it uses to manufacture its fruit-flavored soft drinks from local suppliers.

Package

Packaging costs include the cost of the glass and PET bottles, aluminum cans, plastic film (vacuum packaged and stretched), paper labels, plastic closures, metal caps, and cardboard. The Company has derivative instruments to mitigate the impact of short-term volatility in aluminum prices on our production costs. With respect to other materials, the company usually sets a fixed price for the period, according to the prevailing macroeconomic conditions.

In April 2008, we started operating a glass bottle production plant in Rio de Janeiro, which we expanded in November 2015. This facility has an annual production capacity of approximately 240,000 tons of glass, and in 2017 such facility met 44 percent of our glass needs.

The choice of packaging materials varies by cost and availability in different regions as well as consumer preferences and the image of each brand. We also use aluminum sheet for the production of cans and caps.

Our aluminum cans are mainly supplied on a regional basis by global companies, while our glass packages are supplied by several suppliers, both regionally and globally. We acquired our beer and soft drink labeling mostly from our local suppliers; in Brazil, most of our requirements are met by a print shop belonging to FAHZ, which is operated by us under a lease agreement.

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Plastic closures are purchased mainly regionally  and the PET pre-forms are purchased mainly regionally, both from local and global suppliers. The metal caps in Brazil come mainly from our vertical operation in Manaus (Arosuco). Such manufacturers also supply some of our CAC operations.

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7.4 - Customers accounting for over 10% of total net revenue

Not applicable, since the Company does not currently have any customer who accounts for more than 10 percent of its total net revenue.

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7.5 - Material effects of state regulations on activities

Below is the information on the material effects of state regulation of the Company’s activities.

a)            need for government authorizations to perform the activities and history of relationship with the government administration to obtain such authorizations

Several Company operations are subject to regulation and local government supervision, including (i) labor laws; (ii) social security laws; (iii) public health, health surveillance, product regulation, consumer and environmental protection laws; (iv) securities laws, and (v) competition defense laws. In addition, there are regulations to (a) ensure health and safety conditions in beverage production, bottling, and distribution, and (b) impose restrictions on beer consumption advertising.

Environmental laws in the countries where the Company operates are mostly related to: (i) compliance of the Company’s operating procedures with environmental laws regarding, among other issues, the emission of gaseous and liquid effluents; and (ii) disposal of non-returnable packaging.

The Company has at its disposal competent and trained professionals with knowledge about the demands and requirements imposed by regulatory agencies and who have allowed it to keep valid the licenses necessary for the proper functioning of its operations and a positive history with securing and/or renewing the licenses required for its activities.

b)            Environmental policy of the issuers and costs incurred to comply with the environmental regulation and, if applicable, of other environmental practices, including the commitment to comply with the international environmental protection standards

The Company has established a goal policy that monitors the continuous evolution of its eco-efficiency, the Environmental Management System, in order to reduce environmental impacts and ensure business sustainability. Such a system has been in use for more than 20 years and is present at all plants.

The Company also manages raw material use (such as power and water) in the production process in order to avoid wasting natural resources, reduce the organic load for disposal, and improve productivity.

The Company constantly seeks to reduce the generation of solid waste in its processes and to promote recovery, reuse, recycling, and composting. In 2017, the company secured incremental revenue of approximately R$120 million from the sale and recycling of waste from the beverage production process. In 2017, more than 99.33 percent of the byproducts were reused.

The Company monitors greenhouse gases and adopts an inventory that includes direct (scope 1) and indirect (scope 2) emissions, encompassing all its plants, including the five verticalized plants (glass, corks, labels, extract, and syrup) and the five malting plants (Musa, Cympay, Pampa, Navegantes, and Passo Fundo). In 2017, KPMG carried out an audit of the inventory and confirmed the both the system and the reliability of the reported data.

As mentioned above, the environmental laws in the countries where the Company operates are mostly related to: (i) the compliance of the operating procedures with environmental laws regarding, among other issues, the emission of gases, release of liquid effluents, disposal of solid residues; and (ii) the disposal of non-returnable packaging.

During fiscal year 2017, the Company allocated approximately R$74.4 million to comply with regulations and adhere to the best environmental practices, divided as follows (approximately): (i) investment in fixed assets: R$23 million; (ii) water and wastewater treatment: R$32 million, and (iii) disposal of waste: R$18.5 million.

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c.             dependence on relevant patents, trademarks, licenses, concessions, franchises, royalty agreements relevant for the development of activities

Trademarks

The Company owns several trademarks, registered or applied for at the National Institute of Industrial Property - INPI, in the market segment class in which it operates, the most relevant of which to the performance of its activities being as follows: “AMBEV”, “Skol”, “Skol Beats”, “Skol Litrão”, “Skol 360°”, “Skol Redondinha”, “Skol Beats Senses”, “Skol Beats Spirit”, “Skol Ultra”, “Brahma”, “Brahma Zero”, “Brahma Extra”, “Brahma Black”, “Brahma Chopp”, “Brahma Internacional”, “Antarctica”, “Antarctica Sub Zero”, “Cerveja Antarctica”, “Cerveja Pilsen Antarctica Sub Zero”, “Cerveja Original Pilsen – Antarctica”, “Serramalte”, “Bohemia”, “Caracu”, “Brahva Chopp”, “Kronenbier”, “Liber”, “Quilmes”, “Guaraná Antarctica”, “Guaraná Antarctica Zero”, “Guaraná Antarctica Black”, “Guaraná Champagne Antarctica”, “Sukita”, “Sukita Zero”, “Soda Limonada Antarctica”, “Fusion Energy Drink”, “Cervejaria Colorado Chopp Natural de Ribeirão”, “Wälls”, “Bare”, “Citrus Antarctica”, “Do Bem” and “Água Tônica de Quinino Antarctica.” For more information about the Company’s brands, including those at the registration stage, see item 9.1 of this Reference Form.

Patents

The Company has no patents that currently are relevant to the development of its activities.

Licenses and Royalties Contracts

The Company has had a long-term agreement with PepsiCo under which the Company holds the exclusive right to bottle, sell, and distribute certain brands in PepsiCo’s soft drink portfolio in Brazil, including PepsiCola, Gatorade, H2OH!, Gatorade and Lipton Ice Tea.

In addition, the Company is also, through its subsidiaries, PepsiCo’s bottler in Argentina, Uruguay, Bolivia and Dominican Republic. In 2017, the sales volumes of PepsiCo products represented approximately 32 percent of total sales of the NAB segment in Brazil, 62 percent of total NAB sales in the Dominican Republic, and the entire volume of the NAB segment in Argentina, Bolivia and Uruguay.

Labatt Brewing Company Limited entered into long-term licensing agreements with Anheuser-Busch InBev SA/NV, or “ABI,” through which Labatt Brewing Company Limited was granted the exclusive right and license to manufacture, package, sell, distribute, and market a few of ABI’s brands, including the Budweiser and BudLight brands in Canada, and the right to use ABI trademarks for these purposes. The agreements expire in January 2098 and are renewable by either party for a second term of 100 years. In 2017, the ABI brands sold by Labatt Brewing Company Limited accounted for approximately 57 percent of its total sales volume. Company estimates currently indicate that Budweiser is the best-selling brand, while BudLight is the third brand with the most sales in terms of volume in Canada.

The Company also has a license agreement with ABI, through which it has exclusive production, distribution, and marketing rights for Budweiser in Brazil. The Company also has sales and distribution agreements for these brand products Budweiser, in Paraguay, Guatemala, Dominican Republic, El Salvador, Nicaragua, Uruguay and Chile.

In May 2018, Quilmes, an Ambev subsidiary, entered into a perpetual license agreement with ABI for the distribution of Budweiser brand and, pursuant to certain conditions, other ABI’s American brands.

The Company and ABI have also been parties to a reciprocal licensing agreement, whereby the Company is authorized to manufacture, package, market, and distribute beer under the Stella Artois and Beck’s brands in Latin America and Canada, exclusively, and ABI is allowed to produce, package, market, and distribute beer under the Brahma brands in Europe, Asia, Africa, and the United States, also exclusively. Thus, since 2005, the Company produces Stella Artois in Brazil and ABI produces Brahma in the United States, United Kingdom, Spain, Switzerland, Finland and Greece, among others.

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An ABI subsidiary, Metal Container Corp. is one of the Company’s can suppliers.

The Company also has a licensing agreement with Grupo Modelo, S.  de R.L. de C.V. (formerly known as Grupo Modelo  S.A.B. de C.V.), an ABI subsidiary, to import, promote, and resell Corona products (Corona Extra, Corona Light, Coronita, Pacifico, and Negra Modelo) in Latin America, including Brazil, as well as in Canada.

Concessions

The Company has no concessions that are currently relevant to the development of its activities.

Franchises

The Company is a franchiser of the following franchises in the bar segment: Nosso Bar, Seu Boteco, Quiosque Chopp Brahma, Carrinho Chopp Brahma, Chopp Brahma Express, Pit Stop Skol and Central de Bebidas.

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7.6 - Material foreign revenue

a) revenue from clients attributed to the issuer’s country of origin and its share in the Company’s total net revenue

Revenues from clients attributed to the country where the Company’s headquarters are located totaled R$26,353.0 million for the year ended December 31, 2017, representing 55 percent of its consolidated total net revenue. Revenues from clients attributed to the Company’s country totaled R$24,954.6 million for the year ended December 31, 2016, representing 54.7 percent of its consolidated total net revenue. Finally, revenues from clients attributed to the country where the Company’s headquarters are located totaled R$26,326.2 million for the year ended December 31, 2015, representing 56.3 percent of its total net revenue.

b) revenue from clients attributed to each foreign country and its share in the Company’s total net revenue

For the year ended December 31, 2017, net revenue from the countries that integrate Latin America South totaled R$10,769.7 million, representing 22.5 percent of the Company’s total net revenue. Revenues from Canada totaled R$6,043.5 million, representing 12.6 percent of the Company’s total net revenue. The net revenue from the countries that make up the CAC (Central American and Caribbean) totaled R$4,733.0 million, representing 9.9 percent of the Company’s total net revenue.

For the year ended December 31, 2016, net revenue from the countries that make up Latin America South totaled R$10,212.9 million, representing 22.4 percent of the Company’s total net revenue. Revenues from Canada totaled R$6,461.9 million, representing 14.2 percent of the Company’s total net revenue. The net revenue from the countries that make up the CAC (Central American and Caribbean) totaled R$3,973.2 million, representing 8.7 percent of the Company’s total net revenue.

For the year ended December 31, 2015, net revenue from the countries that make up Latin America South totaled R$11,255.6 million, 24.1 percent of the Company’s total net revenue. Revenues from Canada totaled R$5,809.7 million, representing 12.4 percent of the Company’s total net revenue. The net revenue from the countries that make up the CAC (Central American and Caribbean) totaled R$3,328.8 million, representing 7.1 percent of the Company’s total net revenue.

c) Total revenue from other countries and its share in the total net revenue of the Company

In the year ended December 31, 2017, the Company’s total revenues from foreign countries where it operates totaled R$21,546.3 million, representing a stake of 45.0 percent in its total net revenue.

In the year ended December 31, 2016, the Company’s total revenues from foreign countries where it operates totaled R$20,648.0 million, representing a stake of 45.3 percent in its total net revenue.

In the year ended December 31, 2015, the Company’s total revenues from foreign countries where it operates totaled R$20,394.0 million, representing a stake of 43.7 percent in its total net revenue.

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7.7 - Effects of foreign regulations on activities

Below is the information on the material effects of foreign regulation of the Company’s main activities.

Government restrictions on beer consumption on the markets where the Company operates vary from one country to another and, in some cases, from a local region to another. The most relevant restrictions are:

•       The laws of each country or province determine a minimum age for alcohol consumption, established by the government (the age for beer consumption varies between 18 and 21 years), or in some countries, laws impose time limits during which liquor sales are allowed;

•       A few local and federal governments require that retail stores secure special licenses to sell alcohol; this is the case in some regions of Argentina, Bolivia and Canada.

•       Some local and federal governments (including Bolivia) prohibit the sale of alcoholic beverages within a certain distance of schools, hospitals and other areas, as well as impose certain restrictions regarding the time of sale and consumption of such products in public places and private clubs.

•       In some Canadian provinces, selling beer outside bars and restaurants is only allowed in government-owned points of sale or licensed stores. In Ontario, Canada’s most populous province, the sale of beer outside bars and restaurants is limited to only three channels, according to regulation of The Alcohol and Gaming Commission of Ontario:  Liquor Control Board of Ontario, a government-owned company, The Beer Store, a company jointly controlled by Labatt Brewing Company and other 33 breweries, and of eligible licensed stores;

•       Some local governments in Canada set a minimum price for beer sales (referred to as Social Reference Price or SRP). There is a SRP for each package size and the SRP may vary from one province to another.

Many governments also impose restrictions on beer divulging, which may affect, among other things, (i) the media channels used, (ii) the content of advertising campaigns, and (iii) the time and places where beer can be advertised.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

7.8 - Social and Environmental Policies

a) indicate whether the issuer discloses social and environmental information

The Company publishes its Annual and Sustainability Report, in which it discloses its sustainability strategy, initiatives, and results achieved on its World Wide Web website.

b) the methodology followed in the preparation of this information

The Company’s Annual and Sustainability Report follows the guidelines of the latest version of the GRI - Global Reporting Initiative (G4 - essential level). In addition, the Company considers the “AA 1000 - Accountability 1000” standard in the process through which it engages its stakeholders for defining the material issues of the sustainability strategy.

c) if the information is audited or reviewed by an independent entity

The Annual and Sustainability Report for the year 2017 was audited by an independent entity regarding the GRI and AA1000, indicated in item (b) above.

d) the page on the World Wide Web where the information can be found

www.ambev.com.br

e) indicate whether the issuer has in place a social and environmental responsibility policy

The Company has adopted several policies related to social and environmental responsibility, including supplier responsibility policy, smart consumption policy, responsible communication and marketing code, Code of Conduct, environment policy, among others.

f) the page on the World Wide Web where the information can be found

The supplier responsibility policy, the responsible communication and marketing code and the Code of Conduct can be found at: www.ambev.com.br. The other policies are internal and are available at the Company’s website.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

7.9 - Other material information

There is no other relevant information regarding the Company that have not been described in previous sections.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

8. Extraordinary Business

8.1 - Acquisition or disposal of any material asset that does not fit as normal operating business of the issuer

Not applicable, since there was no acquisition or disposal of any assets that does not fit under a normal operation of the Company. For further information on corporate operations carried out by the Company, see item 15.7.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

8.2 Significant changes in the way the issuer’s business is conducted

Not applicable, since there were no significant changes in the last three fiscal years in the conduction of the Company’s business.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

8.3 - Material contracts entered into by the issuer and its subsidiaries not directly related to operating activities

Not applicable, since neither the Company nor its subsidiaries entered into contracts with third parties that are not directly related to its operating activities the last three fiscal years.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

8.4- Other material information

There is no other material information on the issue that has not been disclosed in this section.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

9.1 – Other relevant non-current assets

Not applicable, since the Company does not have other relevant non-current assets.

9.1.a - Property, plant and equipment

Description of property, plant and equipment	Country of location	State of location	City of location	Type of property
Latin America - North
Brewery	Brazil	SP	Agudos	Owned
Brewery	Brazil	MA	Equatorial	Owned
Brewery	Brazil	SP	Jacareí	Owned
Brewery	Brazil	SC	Lages	Owned
Brewery	Brazil	RN	Natal	Owned
Brewery	Brazil	SP	Guarulhos	Owned
Mixed plant	Brazil	MG	Sete Lagoas	Owned
Brewery	Brazil	MG	Uberlândia	Owned
Brewery	Brazil	RJ	Petrópolis	Owned
Brewery	Brazil	PR	Ponta Grossa	Owned
Brewery	Brazil	MG	Belo Horizonte (Wäls)	Owned
Brewery	Brazil	SP	Ribeirão Preto (Colorado)	Owned
Brewery	Brazil	PB	João Pessoa	Owned
Mixed plant	Brazil	SE	Águas Claras	Owned
Mixed plant	Brazil	CE	Aquiraz	Owned
Mixed plant	Brazil	BA	Camaçari	Owned
Mixed plant	Brazil	GO	Cebrasa	Owned
Mixed plant	Brazil	MT	Cuiabá	Owned
Mixed plant	Brazil	SP	Jaguariúna	Owned
Soft drinks plant	Brazil	RJ	Cachoeiras de Macacu	Owned
Mixed plant	Brazil	PE	Itapissuma	Owned
Mixed plant	Brazil	RJ	Nova Rio – Rio de Janeiro	Owned

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Mixed plant	Brazil	AM	Manaus	Owned
Mixed plant	Brazil	MG	Juatuba	Owned
Mixed plant	Brazil	PI	Teresina	Owned
Mixed plant	Brazil	RS	Águas Claras do Sul	Owned
Mixed plant	Brazil	RJ	Piraí	Owned
Soft drinks plant	Brazil	PR	Curitibana	Owned
Soft drinks plant	Brazil	MG	Contagem	Owned
Soft drinks plant	Brazil	SP	Jundiaí	Owned
Soft drinks plant	Brazil	RS	Sapucaia	Owned
Labels plant	Brazil	SP	São Paulo	Owned
Metal caps plant	Brazil	AM	Manaus	Owned
Glass bottles plant	Brazil	RJ	Campo Grande	Owned
Concentrates plant	Brazil	AM	Manaus	Owned
Malting plant	Brazil	RS	Navegantes	Owned
Malting plant	Brazil	RS	Passo Fundo	Owned
CAC (Central America and the Caribbean)
Brewery	Guatemala	-	Teculután	Owned
Mixed plant	Dominican Republic	-	Santo Domingo	Owned
Mixed plant	Cuba	-	Holguín	Owned
Mixed plant	Saint Vincent	-	Campden Park	Owned
Mixed plant	Dominica	-	Roseau	Owned
Mixed plant	Barbados	-	Newton	Owned
Mixed plant	Panama	-	Panama City	Owned
Mixed plant	Dominican Republic	-	Hato Nuevo	Owned
Latin America - South
Brewery	Argentina	-	Quilmes	Owned
Brewery	Argentina	-	Zarate	Owned
Brewery	Argentina	-	Acheral	Owned

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Brewery	Bolivia	-	La Paz	Owned
Brewery	Bolivia	-	Santa Cruz	Owned
Brewery	Bolivia	-	Cochabamba	Owned
Brewery	Bolivia	-	Huari	Owned
Brewery	Bolivia	-	Tarija	Owned
Brewery	Chile	-	Santiago	Owned
Brewery	Uruguay	-	Minas	Owned
Brewery	Paraguay	-	Ypane	Owned
Mixed plant	Argentina	-	Mendonza	Owned
Mixed plant	Argentina	-	Corrientes	Owned
Mixed plant	Uruguay	-	Montevideo	Owned
Soft drinks plant	Argentina	-	Cordoba	Owned
Soft drinks plant	Argentina	-	Trelew	Owned
Soft drinks plant	Argentina	-	Tucuman	Owned
Soft drinks and juices plant	Argentina	-	Buenos Aires	Owned
Soft drinks plant	Bolivia	-	Sacaba	Owned
Soft drinks plant	Bolivia	-	El Alto	Owned
Metal caps plant	Argentina	-	Coroplas	Owned
Glass bottle plant	Paraguay	-	Ypane	Owned
Cans plant	Bolivia	-	Enalbo	Owned
Malting plant	Argentina	-	Tres Arroyos	Owned
Malting plant	Argentina	-	Llavallol	Owned
Malting plant	Argentina	-	Puan (Malteria Pampa)	Owned
Malting plant	Uruguay		Paysandú (Cympay)	Owned
Malting plant	Uruguay		Nueva Palmira (Musa)	Owned
Canada
Brewery	Canada	-	Montreal	Owned
Brewery	Canada	-	Creston	Owned

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Brewery	Canada	-	Edmonton	Owned
Brewery	Canada	-	London	Owned
Brewery	Canada	-	Halifax	Owned
Brewery	Canada	-	St. John’s	Owned
Brewery	Canada	-	Bermonsey (Mill Street)	Owned
Brewery	Canada	-	Delta (Turning Point)	Owned
Brewery	Canada	-	Quebec (Archibald)	Owned
Brewery	Canada	-	Halifax (Alexander Keith)	Owned

9.1.b – Intangible assets, such as patents, trademarks, licenses, concessions, franchises, technology transfer agreements and Internet domain names.

Type	Trademarks
Description	AMBEV
Term	Jul. 2, 1999 to Sep. 9, 2023
Events that may cause loss of rights

It is incumbent on the Instituto Nacional da Propriedade Industrial – INPI (National Institute of Industrial Property) to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. According to article 142 of Law 9279/96 (LPI), other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or based on the opposition by third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	SKOL
Term	Dec. 2, 1963 to Jul. 10, 2025 Sep. 4, 2007 to Jan. 19, 2020
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or based on the opposition by third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of the rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL BEATS
Term	Feb. 16, 2016 to Feb. 16, 2026
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	SKOL LITRÃO
Term	Jan. 11, 2011 to Jan. 11, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL 360º
Term	Apr. 9, 2013 to Apr. 9, 2023
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	SKOL REDONDINHA
Term	Jan. 18, 2011 to Jan. 18, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL BEATS SENSES
Term	Jun. 7, 2016 to Jun. 7, 2026
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	SKOL BEATS (THREE-DIMENSIONAL TRADEMARKS)
Term	Jan. 20, 2009 to Jan. 20, 2019
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL ULTRA
Term	Feb. 4, 2009 to Sep. 27, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	SKOL BEATS SPIRIT
Term	Jun. 24, 2015 to Oct. 24, 2027
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHMA
Term	Dec. 28, 1978 to Dec. 28, 2018 Jul. 31, 2012 to Jul. 31, 2022
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	BRAHMA ZERO
Term	Jan. 11, 2011 to Jan. 11, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHMA EXTRA
Term	May 13, 1971 to Oct. 27, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	BRAHMA INTERNACIONAL (THREE-DIMENSIONAL TRADEMARK)
Term	Nov. 10, 2004 to Nov. 24, 2019
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHMA BLACK
Term	Aug. 17, 2006 to Jun. 16, 2019
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	BRAHMA CHOPP
Term	Feb. 12, 1982 to Jul. 26, 2013
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	CERVEJA ANTARCTICA
Term	Feb. 14, 1992 to Nov. 23, 2023
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or consider the challenge of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	ANTARCTICA
Term	Apr. 20, 1943 to Apr. 20, 2028
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	CERVEJA PILSEN ANTARCTICA SUB ZERO
Term	Jun 9, 2009 to May 8, 2022
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	ANTARCTICA SUB ZERO
Term	Feb. 11, 2009 to Sep. 27, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	CERVEJA ORIGINAL PILSEN – ANTARCTICA
Term	Jun. 16, 1989 to Jul. 16, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SERRAMALTE
Term	Nov. 30, 1962 to Oct. 4, 2018
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	BOHEMIA
Term	Nov. 7, 1990 to Nov. 3, 2022
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CARACU
Term	Jan. 29, 1958 to Feb. 1, 2022
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	BRAHVA CHOPP
Term	Aug. 8, 2002 to Dec. 9, 2018
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	KRONENBIER
Term	Sep. 3, 1991 to Oct. 24, 2025
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	LIBER
Term	Mar. 17, 2003 to Aug. 25, 2019
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	QUILMES
Term	Feb. 23, 1989 to Oct. 3, 2020
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	GUARANÁ ANTARCTICA
Term	Feb. 8, 2002 to Dec. 9, 2018 Jul. 31, 2012 to Jul. 31, 2022
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	GUARANÁ ANTARCTICA ZERO
Term	Jan. 9, 2006 to Jun. 15, 2020
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	GUARANÁ CHAMPAGNE ANTARCTICA
Term	Feb. 24, 1992 to May 3, 2024
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	GUARANÁ ANTARCTICA BLACK
Term	Jan 09, 2015 to Aug. 08, 2027
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	SODA LIMONADA ANTARCTICA
Term	Jun. 24, 1988 to Sep. 11, 2020
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	ÁGUA TÔNICA DE QUININO ANTARCTICA
Term	Oct. 21, 1991 to Jul. 6, 2023
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	SUKITA
Term	Jan. 22, 1959 to Jul. 22, 2019
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SUKITA ZERO
Term	Feb. 25, 2010 to Jun. 20, 2027
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks
Description	FUSION ENERGY DRINK
Term	Jul. 08, 2014 to Sep. 05, 2027
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CERVEJARIA COLORADO
Term	May 23, 2005 to Mar. 21, 2027
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks (application granted on Jul. 18, 2017)
Description	WALS
Term	10 years as from the application concession date
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BARE
Term	Dec. 10, 1976 to Dec. 25, 2020
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Trademarks (application granted on Apr. 17, 2017)
Description	CITRUS ANTARCTICA
Term	10 years as from the application concession date
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	DO BEM
Term	Jul. 10, 2015 to Nov. 21, 2027
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Internet domain name
Description	ambev.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding domain maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domain implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet domain. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	skol.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	Skolbeats.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding domain maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domain implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet domain. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Internet domain name
Description	brahma.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	antarctica.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	antarcticasubzero.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Internet domain name
Description	coronacerveja.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	budweiser.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Internet domain name
Description	stellartoisbrasil.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	bohemia.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	guaranaantarctica.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Internet domain name
Description	guarana.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	sukita.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	fusionenergydrink.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Type	Internet domain name
Description	Aguaama.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

9.1.c – Equity interests

(i) Corporate Name and Corporate Taxpayer’s Registration Number (CNPJ)	(ii) Principal Place of Business	(iii) Principal Activities Conducted	(iv) Equity Interest	(v) Company	(vi) Registration with CVM	(vii) Equity interest book value (Shareholders’ Equity) (in thousands of Reais)	(ix) Percentage appreciation/devaluation of equity interest relating to book value			(xi) amount of dividends received in the past 3 fiscal years (R$)
			12/31/2017	(Subsidiary/Affiliate)		12/31/2017	2017	2016	2015	2017	2016	2015
RPO Latam Estratégia em Compras Ltda. CNPJ: 04.294.012/0001-27	Avenida Antarctica, 1891 (parte), Fazenda Santa Úrsula - Jaguariúna – SP – Brazil

(i) Professional and management development training; (ii) Business management consulting activities, except for specific technical consulting; (iii) Intermediation activities and commissioning of services and business in general, except real estate; (iv) Provision of IT services other than those previously specified; (v) Information Technology consulting services; (vi) Express delivery services; (vii) Cargo commissioning, except sea transportation; (viii) Highway cargo transportation, except hazardous products and moves, municipal; (ix) Loading and unloading; (x) Purchase and sale of own real estate; (xi) Other commercial representatives and agents specializing in products other than those previously specified; (xii) Equity interest in other companies.

			99.99%	Subsidiary	No	9,531	1,178%	118%	41%	0	0	0
Cervejaria ZX S.A. CNPJ: 01.131.570/0001-83	Avenida Antarctica, 1891, Fazenda Santa Úrsula - Jaguariúna – SP – Brazil	(i) Manufacturing of beer and draft beer; (ii) cultivation of cereals, other than those previously specified; (iii) Manufacturing of food products other than those previously specified; (iv) Manufacturing of common ice; (v) Manufacturing of soft drinks; (vi) Wholesale trade of beer, draft beer, and soft drinks; (vii) Bars and other establishments specializing in serving beverages; (viii) Snack bars, tea houses, juice houses and the like; (ix) Manufacturing of miscellaneous products other than those previously specified; (x) Non-financial institution holding companies.	91.00%	Subsidiary	No	86,227	119%	31%	22%	495,222	970,117	0

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

(i) Corporate Name and Corporate Taxpayer’s Registration Number (CNPJ)	(ii) Principal Place of Business	(iii) Principal Activities Conducted	(iv) Equity Interest	(v) Company	(vi) Registration with CVM	(vii) Equity interest book value (Shareholders’ Equity) (in thousands of Reais)	(ix) Percentage appreciation/devaluation of equity interest relating to book value			(xi) amount of dividends received in the past 3 fiscal years (R$)
			12/31/2017	(Subsidiary/Affiliate)		12/31/2017	2017	2016	2015	2017	2016	2015
Arosuco Aromas e Sucos Ltda. CNPJ: 03.134.910/0001-55	Avenida Buriti, 5385, Distrito Industrial - Manaus – AM – Brazil

(i) Manufacturing of other food products; (ii) Manufacturing of beer and draft beer manufacturing; (iii) Manufacturing of malt, including malt whisky; (iv) Grinding and manufacturing of plant origin; (v) Manufacturing of common ice; (vi) Manufacturing of industrial gases; (vii) Production of certified seeds; (viii) Wholesale trade of beer, draft beer and soft drinks, among other; (ix) Wholesale trade of machines and equipment, parts and pieces; (x) Wholesale trade of pesticides, manure, fertilizers and soil preparers; (xi) Experimental research and development in physical and natural sciences; (xii) Manufacturing and wholesale trade of metal packaging; (xviii) Sales promotion; (xiii) Market research and polls; (xiv) Equity interest in other companies.

			99.70%	Subsidiary	No	3,602,260	17%	31%	3%	1,072,349,507	1,191,560,006	128,739,398
B.Blend Máquinas e Bebidas Ltda. CNPJ: 22.172.203/0001-06	Rua Olimpíadas, 66, 5º andar, conjunto 52, São Paulo – SP – Brazil	(i) Wholesale trade specializing in food products other than those previously specified; (ii) Retail trade specializing in parts and accessories for home appliances, other than IT and communication products; (iii) Wholesale trade of consumer electronics and home appliances; (iv) Retail trade specializing in home appliances and audio and video equipment; (v) Market research and polls.	50.00%	Joint Venture	No	136,502	5%	20%	100%	653,280	0	0
Dahlen S.A. CNPJ: N/A	Calle Juncal, 1305 piso 21 - Canelones - 02 Uruguay	Non-financial institution holding companies	100.00%	Subsidiary	No	311,842	10%	-14%	47%	-	0	0

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

(i) Corporate Name and Corporate Taxpayer’s Registration Number (CNPJ)	(ii) Principal Place of Business	(iii) Principal Activities Conducted	(iv) Equity Interest	(v) Company	(vi) Registration with CVM	(vii) Equity interest book value (Shareholders’ Equity) (in thousands of Reais)	(ix) Percentage appreciation/devaluation of equity interest relating to book value			(xi) amount of dividends received in the past 3 fiscal years (R$)
			12/31/2017	(Subsidiary/Affiliate)		12/31/2017	2017	2016	2015	2017	2016	2015
Hohneck S.A. CNPJ: N/A	Alsina 655, Piso 5º, Ciudad Autónoma de Buenos Aires - Argentina	Non-financial institution holding companies	100.00%	Subsidiary	No	1,812,100	9%	77%	34%	-	0	0
Ambev Luxemburgo S.à R.L CNPJ: N/A	15 Breedewues - L1259 - Senningerberg – Luxembourg	Non-financial institution holding companies	100.00%	Subsidiary	No	37,538,275	1%	5%	29%	3,100,000,000	6,190,091,750	4,753,998,060
Lambic Holding S.A. CNPJ: N/A	Salguero 2835 4º A - Ciudad Autónoma de Buenos Aires - Argentina	Non-financial institution holding companies	100.00%	Subsidiary	No	787,663	10%	1%	22%	-	0	0
Lizar Administradora de Carteira de Valores Mobiliários Ltda. CNPJ: 56.022.585/0001-03	Rua Dr. Renato Paes de Barros, 1.017, Edifício Corporate Park, 3º andar, conjuntos 31 e 32 (parte), Itaim Bibi, São Paulo – SP – Brazil	(i) Fund administration activities through agreement or commissioning; (ii) Other secondary financial services activities not specified above.	99.99%	Subsidiary	No	10,111	-59%	2%	6%	23,732,690	0	0
Maltería Pampa S.A. CNPJ: N/A	Salguero 2835 4º A, Ciudad Autónoma de Buenos Aires – Argentina	The business purpose of Maltería Pampa S.A. is to produce malt for use in beer manufacturing.	60.00%	Subsidiary	No	1,664,529	9%	8%	26%	47,344,500	0	0
Tenedora CND S.A. CNPJ: N/A	Autopista 30 de Mayo, Distrito Nacional, Dominican Republic	Non-financial institution holding companies	50.80%	Subsidiary	No	4,578,454	3%	-22%	45%	168,042,769	0	0
Aspen Equities Corp. CNPJ: N/A	Saffrey Square, Suite 205, Bank Lane - PO Box N-8188 - Nassau - Bahamas	Non-financial institution holding companies	100.00%	Subsidiary	No	615	-1%	100%	0%	-	0	0

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

(i) Corporate Name and Corporate Taxpayer’s Registration Number (CNPJ)	(ii) Principal Place of Business	(iii) Principal Activities Conducted	(iv) Equity Interest	(v) Company	(vi) Registration with CVM	(vii) Equity interest book value (Shareholders’ Equity) (in thousands of Reais)	(ix) Percentage appreciation/devaluation of equity interest relating to book value			(xi) amount of dividends received in the past 3 fiscal years (R$)
			12/31/2017	(Subsidiary/Affiliate)		12/31/2017	2017	2016	2015	2017	2016	2015
Bebidas Fantásticas e Participações Limitada CNPJ: 24.398.780/0001-38	Avenida Antarctica, 1.891 (parte), Fazenda Santa Úrsula, CEP 13820-000, city of Jaguariúna, state of São Paulo	Non-financial institution holding companies	99.99%	Subsidiary	No	(14,436)	-114%%	100%	0%	-	0	0
Brahmaco International Ltd. CNPJ: N/A	28 Irish Town - Gibraltar	Non-financial institution holding companies	100.00%	Subsidiary	No	24,345	2%	100%	0%	-	0	0
Cerveceria Nacional S de R.L CNPJ: N/A	Intersection of Avenida Ricardo J. Alfaro and Avenida Simon Bolivar Panama City, Panama	Production and wholesale of beverages, such as beer, water, and effervescent, carbonated and malt beverages	99.00%	Subsidiary	No	1,808,503	6%	100%	0%	-	0	0
Jalua Spain S.L. CNPJ: N/A	C/Juan Vara Terán, 14 - 38009 - Santa Cruz de Tenerife - Spain	Non-financial institution holding companies	100.00%	Subsidiary	No	5,050,439	9%	100%	0%	-	0	0
Ice Tea do Brasil Ltda. CNPJ: 01.985.609/0001-20	Rod. Dom Gabriel Paulino Bueno Couto, km. 66 – parte, Jundiaí – SP - Brazil	(i) Manufacturing of refreshers, syrups and powder for refreshers, except fruit refreshers; (ii) Manufacturing of fruit, green and vegetable juices, except concentrates; (iii) Manufacturing of mate tea and other ready-to-drink teas; (iv) Manufacturing of other non-alcoholic beverages not mentioned above.	50.00%	Joint Venture	No	28,210	13%	90%	14%	-	0	0

Reasons for acquisition and maintenance of such interest (For all business listed above)

All equity purchases made by the Company are based on strategic decisions that are made by the management aiming at achieving the corporate purpose stated in the Company’s by-laws. Decisions regarding the purchase and maintenance of equity are intended to boost our commercial and economic growth, whether through the optimization of production and/or the performance of strategic investments. The Company holds equity in certain inputs producing and trading companies. The equity held in these companies is part of the Company’s strategy to optimize the management of its production processes. The equity held in companies located outside Brazil is part of the Company’s strategy to expand its activities abroad.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

9.2 – Other material information

Not applicable, since all material information has been provided in other items.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

10.1– General financial and asset conditions

The financial information included in this section, except if otherwise expressly set forth, refer to our consolidated financial statements related to the fiscal years that ended on December 31, 2017, 2016 and 2015. Our audited financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRSs”), issued by the International Accounting Standards Board - IASB, and in accordance with the accounting practices adopted in Brazil, that comprehend the accounting practices set forth in the Brazilian corporate legislation and the pronouncement, guidance and interpretations issued by the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis – CPC) and approved by CVM. Our audited interim consolidated financial statements were prepared in accordance with the IAS 34 Interim Financial Reporting issued by IASB and with the accounting practices adopted in Brazil for the interim statements (Technical Pronouncement – CPC 21 – “Interim Financial Information”).

The information under this item 10 of the Reference Form must be read and analyzed together with our consolidated financial statements, available at our website (ir.ambev.com.br) and at the CVM’s website (www.cvm.gov.br).

a) General financial and asset conditions.

The Executive Board understands that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

2017

As of December 31, 2017, the Company had total current assets in the amount of R$ 24,718.0 million, of which R$ 10,354.5 million were cash and cash equivalents. As of December 31, 2017, its current liabilities totaled R$ 28,688.5 million. The current liquidity ratio, used to assess the capacity of the Company to meet its short-term commitments, was 0.9x.

2016

As of December 31, 2016, the Company had total current assets in the amount of R$23,886.8 million, of which R$7,876.8 million were cash and cash equivalents, while current liabilities amounted to R$28,773.6 million on December 31, 2016. The current liquidity ratio, used to assess the Company’s capacity to meet its short-term commitments, was 0.8x.

2015

As of December 31, 2015, the Company had total current assets in the amount of R$28,314.5 million, of which R$13,620.2 million were cash and cash equivalents, while current liabilities amounted to R$30,141.9 million on December 31, 2015. The current liquidity ratio, used to assess the Company’s capacity to meet its short-term commitments, was 0.9x.

As seen above, the Company’s current liquidity ratio remained stable year on year, at around 1, thus confirming its ability to meet its short-term obligations. In other words, its short-term assets are very close to its short-term obligations.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

(in million of Reais)	12/31/2017	12/31/2016	12/31/2015
Total Current Assets	24,718.0	23,886.8	28,314.5
Total Current Liabilities	28,688.5	28,773.6	30,141.9
Net Working Capital Ratio (CA-CL)	(3,970.5)	(4,886.8)	(1,827.4)

b) Capital structure.

Capital Structure	On December 31,
	2017		2016		2015
	R$ million	%	R$ million	%	R$ million	%
Third-party financing(1)	38,869.1	45	37,190.1	44	39,842.6	44
Equity(2)	47,982.9	55	46,651.3	56	50,333.6	56

 (1) The Company’s third-party financing is represented by the totality of the current and non-current liabilities.

(2) The Company’s equity is represented by the consolidated owner’s equity.

The Company’s capital structure was the following: (i) as of December 31, 2015, 56% of equity and 44% of third-party financing; (ii) as of December 31, 2016, 56% of equity and 44% of third-party financing; and (iii) as of December 31, 2017, 55% of equity and 45% of third-party financing.

Additionally, its cash position net of bank overdrafts and cash net of debt during the same period behaved as follows: (i) as of December 31, , 2015 – cash net of bank overdrafts of R$13,617.6 million and cash net of debt of R$10,018.1 million; (ii) as of December 31, 2016 - cash net of bank overdrafts of R$7,876.8 million and cash net of debt of R$2,480.5 million; and (iii) as of December 31, 2017 – cash net of bank overdrafts of R$ 10,352.7 million and cash net of debt of R$ 7,801.5 million.

The level of net debt maintained throughout recent years is adequate to allow the Company to implement its business plan and meet its short and medium-term obligations.

c) payment capacity in relation to financial commitments undertaken.

(in million of Reais)	12/31/2017	12/31/2016	12/31/2015
Total debt	2,533.0	5,396.3	3,599.5
Short-term debt	1,321.1	3,630.6	1,282.6
Total current assets	24,718.0	23.886,8	28,314.5
Cash and cash equivalents	10,354.5	7,876.8	13,620.2
Current liquidity ratio	0.9x	0.8x	0.9x
Cash net of debt	7,801.5	2,480.5	10,018.1

2017

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$ 2,553.0 million as of December 31, 2017, of which R$ 1,321.1 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 24,718.0 million), cash and cash equivalents (R$ 10,354.5 million), current liquidity ratio (0.9x) and cash net of debt (R$ 7,801.5 million), all as of December 31, 2017, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

2016

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$5,396.3 million as of December 31, 2016, of which R$3,630.6 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$23,886.8 million), cash and cash equivalents (R$7,876.8 million), current liquidity ratio (0.8x) and cash net of debt (R$2,480.5 million), all as of December 31, 2016, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

2015

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$3,599.5 million as of December 31, 2015, of which R$ 1,282.6 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$28,314.5 million), cash and cash equivalents (R$13,620.2 million), current liquidity ratio (0.9x) and cash net of debt (R$10,018.1 million), all as of December 31, 2015, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

d) sources of financing for working capital and investments in non-current assets used.

The Company’s working capital cycle has substantially evolved every year since 2014, and as of December 31, 2017, 2016 and 2015, it reported a negative working capital, meaning that there is no need to raise new loans to finance working capital.

With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments. In any case, the Company has wide access to funding sources should there be an occasional need for supplemental cash funding for such investments.

e) sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls.

The Company has access to credit facilities extended by leading Brazilian and foreign banks, and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings. The Company has a Baa3 risk credit by Moody`s and BBB by S&P

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

f) levels of indebtedness and characteristics of debts.

i. relevant financing and loan agreements

Please, find below additional information related to each one of the fiscal years that ended on December 31, 2017, 2016 and 2015:

2017

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2021 and BNDES/FINEP; (ii) Long-Term Interest Rate (TJLP) to loans from Brazilian Bank of Economic and Social Development (“BNDES”); (iii) reference interest rate (TR) for the CRI 2030 operation; and (iv) floating rate (Libor and CAD BA) for international loans.

As of December 31, 2017, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Debt Profile – December 31, 2017

Debt Instruments	2018	2019	2020	2021	2022	After	Total
TJLP BNDES debt or TR floating rate
Par Value	164,7	74,3	9,6	10,0	10,8	133,0	402,3
TJLP or TR + Average Pay Rate	9.1%	9.1%	9,4%	9,4%	9,4%	9,4%	9,2%
International Debt
Other Latin-American currencies floating rate	-	-	5.0	-	-	-	5.0
Average Pay Rate	0.0%	0.0%	2.3%	0.0%	0.0%	0.0%	2.3%
Other Latin-American currencies fixed rate	199.1	-	-	-	-	-	199.1
Average Pay Rate	9.3%	0.0%	0.0%	0.0%	0.0%	0.0%	9.3%
US dollar – fixed rate	6,5	16,4	-	-	-	-	22,9
Average Pay Rate	2.2%	4.5%	6.0%	0.0%	0.0%	0.0%	3.8%
US dollar – floating rate	78,2	477,0	-	-	-	-	555,3
Average Pay Rate	4.0%	2.5%	0.00%	0.00%	0.00%	0.00%	2,7%
Canadian dollar – floating rate	685,9	-	-	-	-	-	685,9
Average Pay Rate	2.1%	0.00%	0.00%	0.00%	0.00%	0.00%	2.1%
Debt in Reais - ICMS fixed rate
Par Value	38,4	27,0	19,7	7,8	3,8	33,2	129,9
Average Pay Rate	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%
Debt in Reais - fixed rate
Par Value	148,3	129,4	48,2	147,7	43,5	35,7	552,7
Average Pay Rate	5,6%	5,5%	4,0%	11,2%	3,5%	3,6%	6,6%
Total indebtedness	1.321,1	724,1	82,4	165,5	58,0	201,9	2.553.0

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

2016

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2017, Bond 2021 and BNDES/FINEP; (ii) basket of currencies (UMBNDES) and Long-Term Interest Rate (TJLP) to loans from BNDES; and (iii) reference interest rate (TR) for the CRI 2030 operation

As of December 31, 2016, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2016

Debt Instruments	2017	2018	2019	2020	2021	After	Total
BNDES Basket Debt floating rate
BNDES Basket Debt floating rate	22.7	-	-	-	-	-	22.7
UMBNDES + Average Pay Rate	1.7%	0.0%	0.0%	0.0%	0.0%	0.0%	1.7%
TJLP BNDES Debt floating rate
Par Value	216.2	163.2	73.7	9.0	9.9	142.8	614.8
TJLP + Average Pay Rate	9.5%	9.3%	8.6%	0.0%	0.0%	0.0%	6.8%
International Debt
Other Latin-American currencies floating rate	-	-	-	4.9	-	-	4.9
Average Pay Rate	0.0%	0.0%	0.0%	2.7%	0.0%	0.0%	2.7%
Other Latin-American currencies fixed rate	114.0	193.7	-	-	-	39.3	347.0
Average Pay Rate	9.4%	9.5%	0.0%	0.0%	0.0%	4.3%	8.9%
US dollar – fixed rate	-	-	11.5	-	-	-	11.5
Average Pay Rate	0.0%	0.0%	6.0%	0.0%	0.0%	0.0%	6.0%
US dollar – floating rate	1.508.7	329.3	22.1	-	-	-	1.860.1
Average Pay Rate	1.3%	2.2%	1.5%	0.0%	0.0%	0.0%	1.5%
Canadian dollar – floating rate	1,259.1	-	-	-	-	-	1,259.1
Average Pay Rate	1.6%	0.0%	0.0%	0.0%	0.0%	0.0%	1.6%
Debt in Reais - ICMS fixed rate
Par Value	33.6	112.1	35.0	32.1	35.5	129.8	378.2
Average Pay Rate	6,4%	2,6%	6,19%	4,2%	3,5%	4,5%	4,1%
Debt in Reais - fixed rate
Par Value	476.3	134.3	97.6	27.0	124.2	38.8	898.1
Average Pay Rate	9.0%	5.9%	6.0%	4.5%	12.5%	3.7%	8.3%
Total indebtedness	3,630.6	932.5	239.9	73.0	169.6	350.7	5,396.3

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

2015

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2017; and (ii) basket of currencies (UMBNDES) and Long-Term Interest Rate (TJLP) to loans from BNDES.

As of December 31, 2015, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2015

Debt Instruments	2016	2017	2018	2019	2020	After	Total
BNDES Basket Debt floating rate
BNDES Basket Debt floating rate	131.8	27.2	-	-	-	-	159.0
UMBNDES + Average Pay Rate	1.74%	1.7%	-	-	-	-	1.7%
TJLP BNDES Debt floating rate
Par Value	426.6	198.3	144.9	60.7	-	-	830.5
TJLP + Average Pay Rate	9.7%	9.8%	9.8%	9.8%	-	-	9.8%
International Debt
Other Latin-American currencies fixed rate	177.1	240.0	-	-	-	-	417.5
Average Pay Rate	9.1%	9.4%	-	-	-	-	9.3%
US dollar – fixed rate	-	-	-	-	-	15.7	15.7
Average Pay Rate	-	-	-	-	-	6.0%	6.0%
US dollar – floating rate	379.7	448.2	3.8	20.8	-	-	852.5
Average Pay Rate	1.7%	1.5%	6.0%	6.0%	-	-	1.8%
Debt in Reais - ICMS fixed rate
Par Value	34.3	34.4	31.1	22.3	13.2	46.7	182.0
Average Pay Rate	4.6%	4.6%	4.6%	4.6%	4.6%	4.7%	4.6%
Debt in Reais - fixed rate
Par Value	133.1	423.8	136.6	103.2	31.9	313.7	1,142.3
Average Pay Rate	5.6%	8.1%	5.6%	5.8%	5.2%	9.8%	7.7%
Total indebtedness	1,282.6	1,372.3	316.4	207.0	45.1	376.1	3,599.5

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

ii. other long-term relations with financial institutions

The Company has other long-term relations with financial institutions, such as payroll agreements, derivative operations and guarantee agreements.

iii. subordination degree among the debts

In the years ended on December 31, 2017, 2016 and 2015, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral, or are unsecured.

iv. any restrictions imposed to the issuer, specially concerning the limit of indebtedness and contracting of new debts, the distribution of dividends, the sale of assets, the issue of new securities and the sale of the corporate control, as well as if those restrictions are being complied with by the issuer

In the years ended on December 31, 2017, 2016 and 2015, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral, or are unsecured. Most of the loan contracts contain financial covenants including:

•         Financial covenants, including limitation to new indebtedness;

•         Cross Default;

•         Certification/Guarantee of the Company's existence;

•         Maintenance, in use or in good conditions for business, of properties and assets of the Company;

•         Limitation for conducting transactions for acquisition, merger, sale or disposition of its assets;

•         Disclosure of financial statements and balance sheets, as required by the Brazilian and international account standards; and/or

•         Prohibition related to collateral on new debts undertaken, except if: (i) expressly authorized pursuant to that loan agreement; (ii) in new debts undertaken before the Brazilian Government-related financial institutions – including the BNDES – or foreign governments, irrespectively of they are multilateral financial institutions (for example, the World Bank) or located in jurisdictions in which the Company carries on its activities.

These clauses apply to the extent that the events mentioned produce material adverse effects on the Company and / or its subsidiaries or the rights of its creditors, and, in the event of a breach, the Company is granted a grace period to cure such default.

Additionally, all agreements entered into with the BNDES are subject to certain “provisions applicable to agreements entered into with the BNDES” (“Provisions”). Such Provisions require the borrower, to obtain prior consent of BNDES if they, for instance, wish to: (i) raise new loans (except for loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any item of their fixed assets (except as provided for in the Provisions).

g) borrowing limits contracted and percentages utilized

As of December 31, 2017, the Company had loans with BNDES, FINEP and FINAME credit facilities and other lines of credit with private banks, in the amount of R$5,877.9 million. Of this total, R$5,531.9 million (94%) are being used, with R$ 346,0 million (6%) still available.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

h) significant changes to each item of the Financial Statements

The following table shows the amounts outstanding on the Company balance sheet for the periods indicated.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

BALANCE SHEET

(in million of Reais)
	December 31,
Assets	2017	2016	2015

Cash and cash equivalents	10,354.5	7,876.8	13,620.2
Short-term investments	11.9	282.8	215.1
Derivative financial instruments	350.0	196.6	1,512.4
Trade receivables	4,944.8	4,368.1	4,165.7
Inventories	4,319.0	4,347.1	4,338.2
Taxes and social contribution receivable	2,770.4	35,423.3	3,194.9
Other assets	1,367.2	1,392.1	1,268.0
Current Assets	24,718.0	23,886.8	28,314.5

Financial Investments	122.0	104.3	118.6
Derivative financial instruments	35.2	16.3	51.4
Taxes and social contribution receivable	2,537.7	347.7	892.8
Deferred income tax and social contribution	2,279.3	2,268.2	2,749.9
Other assets	1,964.4	1,973.6	2,140.2
Employee Benefits	58.4	33.5	8.6
Investments	238.0	300.1	714.9
Property, plant and equipment	18,822.3	19,153.8	19,140.1
Intangible assets	4,674.7	5,245.9	5,092.2
Goodwill	31,401.9	30,511.2	30,953.1
Non-current assets	62,133.9	59,954.6	61,861.8

Total assets	86,851.9	83,841.4	90,176.3

Liabilities and shareholders’ equity
Accounts payable	11,854.0	10,868.8	11,833.7
Derivative financial instruments	215.1	686.4	4,673.0
Loans and financing	1,321.1	3,630.6	1,282.6
Bank overdrafts	1.8	-	2.5
Salaries and charges	1,047.2	686.6	915.6
Dividends and interest on shareholders’ equity payable	1,778.6	1,714.4	598.6
Income tax and social contribution payable	1,668.4	904.2	1,245.3
Taxes, charges and contributions payable	3,825.4	3,378.2	3,096.8
Put option granted on interest in controlled company and other liabilities	6,807.9	6,735.8	6,370.7
Provisions	169.0	168.6	123.1
Current liabilities	28,688.5	28,773.6	30,141.9

Accounts payable	175.1	237.8	110.1
Derivative financial instruments	2.4	27.0	145.1
Loans and financing	1,231.9	1,765.7	2,316.9
Deferred income tax and social contribution	2,329.2	2,329.7	2,473.6
Income tax and social contribution payable (i)	2,418.0	-	-
Taxes, charges and contributions payable	771.6	681.4	910.0
Put option granted on interest in controlled company and other liabilities	429.1	471.8	1,023.6
Provisions	512.6	765.4	499.5
Employee benefits	2,310.7	2,137.7	2,221.9
Non-current liabilities	10,180.6	8,416.5	9,700.7

Total liabilities	38,869.1	37,190.1	39,842.6

Shareholders’ equity
Capital Stock	57,614.1	57,614.1	57,614.1
Reserves	63,361.2	64,230.0	62,574.8
Equity Valuation Adjustment	(74,966.5)	(77,019.1)	(71,857.0)
Controlling shareholders’ interest	46,008.8	44,825.0	48,331.9
Non-controlling interest	1,974.0	1,826.3	2,001.8
Total shareholders’ equity	47,982.8	46,651.3	50,333.7

Total liabilities and shareholders’ equity	86,851.9	83,841.4	90,176.3

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

(i) During the third quarter of 2017, the Company adhered to the Tax Regularization Special Program [Programa Especial de Regularização Tributária] (“PERT 2017”).

For additional information on the accounting practices adopted by the Company, see section 10.5.

Comparative analysis of Balance Sheets as of December 31, 2017 and December 31, 2016

(in million of Reais, except percentages)
	December 31,
				Vertical	Variation
	2017	Vertical Analysis	2016	Analysis	2016/2015
Assets
Cash and cash equivalents	10,354.5	11.9%	7,876.8	9.4%	31.5%
Financial investments	11.9	0.0%	282.8	0.3%	-95.8%
Derivative financial instruments	350.0	0.4%	196.6	0.2%	78.0%
Accounts receivable	4,944.8	5.7%	4,368.1	5.2%	13.2%
Inventories	4,319.0	5.0%	4,347.1	5.2%	-0.6%
Tax and social contribution receivable	2,770.4	3.2%	5,423.3	6.5%	-48.9%
Other assets	1,367.2	1.6%	1,392.1	1.7%	-1.8%
Current assets	24,718.0	28.5%	23,886.8	28.5%	3.5%

Financial investments	122.0	0.1%	104.3	0.1%	17.0%
Derivative financial instruments	35.2	0.0%	16.3	0.0%	116.0%
Tax and contributions receivable	2,537.7	2.7%	347.7	0.4%	565.1%
Deferred income and social contribution taxes	2,279.3	0.3%	2,268.2	2.7%	-90.1%
Other assets	1,964.4	2.3%	1,973.6	2.4%	-0.5%
Employee benefits	58.4	0.1%	33.5	0.0%	74.3%
Investments	238.0	0.3%	300.1	0.4%	-20.7%
Property, plant and equipment	18,822.3	21.7%	19,153.8	22.8%	-1.7%
Intangible assets	4,674.7	5.4%	5,245.9	6.3%	-10.9%
Goodwill	31,401.9	36.2%	30,511.2	36.4%	2.9%
Non-current assets	62,133.9	71.5%	59,954.6	71.5%	3.6%
Total assets	86,851.9	100.0%	83,841.4	100.0%	3.6%

Liabilities and shareholders’ equity

Accounts payable	11,854.0	30.5%	10,868.8	29.2%	9.1%
Derivative financial instruments	215.1	0.6%	686.4	1.8%	-68.7%
Loans and financing	1,321.1	3.4%	3,630.6	9.8%	-63.6%
Overdraft account	1.8	0.0%	-	-	0.0%
Salaries and charges	1,047.2	2.7%	686.6	1.8%	52.5%
Dividends and interest on shareholders’ equity payable	1,778.6	4.6%	1,714.4	4.6%	3.7%
Income and social contribution taxes payable	1,668.4	4.3%	904.2	2.4%	84.5%
Taxes, charges and contributions payable	3,825.4	9.8%	3,378.2	9.1%	13.2%
Put option granted on interest in controlled company and other liabilities	6,807.9	17.5%	6,735.8	18.1%	1.1%
Provisions	169.0	0.4%	168.6	0.5%	0.2%
Current liabilities	28,688.5	73.8%	28,773.6	77.4%	-0.3%

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Accounts payable	175.1	0.5%	237.8	0.6%	-26.4%
Derivative financial instruments	2.4	0.0%	27.0	0.1%	-91.1%
Loans and financing	1,231.9	3.2%	1,765.7	4.7%	-30.2%
Deferred income and social contribution taxes	2,329.2	6.0%	2,329.7	6.3%	0.0%
Income tax and social contribution payable (i)	2,418.0	6.2%			100.0%
Taxes, charges and contributions payable	771.6	2.0%	681.4	1.8%	13.2%
Put option granted on interest in controlled company and other liabilities	429.1	1.1%	471.8	1.3%	-9.0%
Provisions	512.6	1.3%	765.4	2.1%	-33.0%
Employee benefits	2,310.7	5.9%	2,137.7	5.7%	8.1%
Non-current liabilities	10,180.6	26.2%	8,416.5	22.6%	21.0%

Total liabilities	38,869.1	100.0%	37.190,1	100,0%	4,5%

Shareholders’ equity
Capital stock	57,614.1	66.3%	57,614.1	68.7%	0.0%
Reserves	63,361.2	73.0%	64.230.0	76.6%	-1.4%
Adjustment to equity valuation	(74,966.5)	-86.3%	(77,019.1)	-91.9%	-2.7%
Controlling shareholders’ equity	46,008.8	53.0%	44,825.0	53.3%	2.6%
Minority interests	1,974.0	2.3%	1,826.3	2.2%	8.1%
Total shareholders’ equity	47.982,8	55.2%	46,651.3	55.6%	2.9%

Total liabilities and shareholders’ equity	86,851.9	100.0%	83,841.4	100.0%	3.6%

(i) During the third quarter of 2017, the Company adhered to the “PERT 2017.

Assets

Cash and cash equivalents

As of December 31, 2017, the balance of cash and cash equivalents and short-term investments totaled R$ 10,366.4 million compared to R$ 8,159.6 million as of December 31, 2016. The increase of R$ 2,206.8 million or 27.0%% is primarily due to (i) a stronger operating performance; (ii) improvement of working capital, mainly due to a significant increase in accounts payable and other accounts payable; (iii) a relevant decrease in income tax and social contribution paid in 2017; and (iv) lower amounts in acquisition of property, plant and equipment and intangible assets and of subsidiaries, net of acquired cash.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Accounts receivables

As of December 31, 2017, the balance of receivables totaled R$4,944.8 million, compared to R$4,368.1 million on December 31, 2016, an increase of R$576.8 million, or 13.2%, mainly as a result of the increase of our net revenue by hectoliter of 8.5% in 2017, together with an increase of 0.9% of the sale consolidated volume in the year.

Inventories

As of December 31, 2017, the inventories balance totaled R$4,319.0 million compared to R$4,347.1 on December 31, 2016. The decrease of R$ 28.1 million or 0.6% is demonstrated below:

(in million of Reais)	2017	2016
Finished goods	1,528.4	1,445.5
Work in progress	309.6	328.5
Raw material	1,816.3	1,962.7
Consumables	77.3	50.0
Storeroom and other	476.9	447.2
Prepayments	210.9	234.5
Impairment losses	(100.4)	(121.3)
	4,319.0	4,347.1

Income tax and social contribution receivable

As of December 31, 2017, the balance of current and non-current taxes and contributions receivable totaled R$ 5,908.2 million compared to R$5,771.0 million, as of December 31, 2016. The increase was due mainly to the accumulation of tax credits from overseas to be offset in future years.

Property, plant and equipment

As of December 31, 2017, the balance of property, plant and equipment totaled R$ 18,822.3 million compared to R$19,153.8 million on December 31, 2016. The change that resulted in a net decrease of R$331.5 million, or 1.7%, is demonstrated in the table below:

(in million of Reais)	2017					2016
Acquisition cost	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Initial balance	8,330.2	22,764.3	4,584.2	1,740.7	37,419.4	36,685.6
Effect of movements in foreign exchange	3.1	34.6	(27.3)	8.3	18.7	(2,652.7)
Business combinations	228.9	(24.7)	-	-	204.2	700.4
Acquisitions through share exchange	-	-	-	-	-	433.9
Write-off through share exchange	-	-	-	-	-	(571.4)
Acquisitions	10.2	626.1	171.8	2,367.4	3,175.5	4,009.3
Disposals	(25.9)	(555.5)	(125.4)	-	(706.8)	(1,012.7)
Transfers from (to) other asset categories	415.4	1,657.8	473.2	(2,857.3)	(310,9)	(173.0)
Other	-	36.2	-	(1.2)	35,0	-
Balance at end	8,961.9	24,538.8	5,076.5	1,257.9	39,835.1	37,419.4

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Depreciation and Impairment
Initial Balance	(2,278.2)	(13,075.3)	(2,912.1)	-	(18,265.6)	(17,545.5)
Effect of movements in foreign exchange	(12.1)	(104.9)	0.3	-	(116.7)	1,137.1
Write-off through share exchange	-	-	-	-	-	345.9
Depreciation	(299.0)	(2,245.5)	(655.9)	-	(3,200.4)	(3,083.8)
Impairment losses	-	(125.0)	(0.2)	-	(125.2)	(120.9)
Disposals	5.3	539.5	109.5	-	654.3	928.8
Transfers from (to) other asset categories	(1.9)	29.7	5.2	-	33.0	61.4
Other	-	7.8	-	-	7.8	11.4
Balance at end	(2,585.9)	(14,973.7)	(3,453.2)	-	(21,012.8)	(18,265.6)
Carrying amount:
December 31, 2016	6,052.0	9,689.0	1,672.1	1,740.7	19,153.8	19,153.8
December 31, 2017	6,376.0	9,565.1	1,623.3	1,257.9	18,822.3

Intangible Assets

As of December 31, 2017, the intangible assets balance totaled R$ 4.674,7 million compared to R$ 5,245.9 million on December 31, 2016. The net decrease of R$ 571.2 million, or 10.9%, is primarily due to currency conversion.

Goodwill

As of December 31, 2017, the goodwill balance totaled R$ 31,401.9 million compared to R$30,511.2 million on December 31, 2016.  The movement that resulted in a net increase of R$890.7 million is demonstrated in the table below:

	2017	2016
Initial Balance	30,511.2	30,953.1
Effect of movements in foreign exchange	489.7	(2,388.9)
Acquisition of Subsidiaries	401.0	1,947.0
Balance at end	31,401.9	30,511.2

Liabilities

Accounts payables

As of December 31, 2017, the balance accounts payable totaled R$ 11,854.0 million compared to R$10,868.8 on December 31, 2016, an increase of R$ 985.2 million or 9.1%.

Interest-bearing loans and borrowings

Current and non-current interest-bearing loans and borrowings totaled R$ 2,553.0 million as of December 31, 2017 compared to R$5,396.3 million as of December 31, 2016, a decrease of R$ 2,843.3 million, or -52.7% in gross indebtedness in the fiscal year ended December 31, 2017.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Income tax and social contribution

As of December 31, 2017, the balance of current and non-current income tax and social contribution totaled R$ 4,086.4 million compared to R$904.2 million on December 31, 2016. The increase of R$ 3,182.2 million, or 351.9%, was primarily due to the adhesion to the PERT 2017.  As announced on September 29, 2017, the Company adhered to a tax regularization special program, concerning disputed tax contingencies, including contingencies related to the income tax and social contribution on profits. The total amount to be paid is of approximately R$ 3.5 billion, of which, approximately, R$ 1.0 billion was already paid in 2017 and the remaining amount will be paid in 145 monthly installments as of January 2018, with interest.

In addition, the balance of the income tax and social contribution is also a result of a higher effective tax rate, which in 2017 was of 39.3% compared to an effective tax rate of 2.4% in 2016. The main events that took place in the period and that caused an impact on the effective rate were:

- Governmental subsidy related to taxes on sales: the reduction of the tax expenses reflects the deductibility of the subsidies for investment arising out of deferred or presumed credits on ICMS.

- Benefit of deductibility of interest on net equity (“JCP”): according to the Brazilian legislation, the companies can opt to distribute JCP calculated based on the Long-Term Interest Rate (“TJLP”), which is deductible for income tax purposes under the applicable legislation, whose amount distributed until the date hereof was of R$4,869,768, of which R$4,850,124 are deductible, and the tax impact is of R$1,649,042.

- Withholding income tax on dividends: change explained by two main factors, which are (i) the total reversion of provision related to withholding tax on undistributed results of subsidiaries in Argentina in 2016 due to a change in the legislation that exempts the payment of dividends from withholding tax, in the negative amount of R$240 million; and (ii) the creation of provision and effect of the change in the exchange rate in relation to the withholding tax on the unshared results of the Canadian subsidiaries, whose amount is of, approximately R$145 million, as opposed to  the amount of approximately R$5 million in the same previous period.

- Non-recurring expenses: (i) the contingences covered by PERT 2017 include a suit in which it was under discussion the assessment of the corporate income tax and of the social contribution on net income by the presumptive profit method by the CRBS S.A. subsidiary. The total amount recognized as expense after the provisional presidential decree No. 783/2017 was voted into law was of R$2,926 million (principal and fine), being R$2,785 million as non-recurring expense in the income tax and R$141 million as financial result, and (ii) a non-recurring expense, without cash effect, of approximately R$510 million, related to the tax effects on the exchange change rate on loans among companies of the same group, which were historically reported in the owners’ equity and were reclassified to the result in the 4th quarter of 2017 upon the reimbursement of said loans.

Adjusted by these non-recurring tax adjustments, the effective tax rate was of 12.8% in 2017.

Equity

As of December 31, 2017, the equity totaled R$47,982.8 million compared to R$46,651.3 million on December 31, 2016. The main reasons for the change in equity were: (i) profit for the year of R$7,850.5 million; (ii) gains in shareholders’ equity due to the conversion of overseas operations, for a total of R$1,952.3 million, and (iii) distribution of dividends and JCP of R$8,913.7 million.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Deferred income tax and social contribution (Assets and Liabilities)

As of December 31, 2017, the balance of deferred tax (assets and liabilities) totaled R$49.9 million in liabilities compared to R$ 61.6 million in liabilities on December 31, 2016. The change of R$ 11.7 million is described in the tables below, which contain a breakdown of deferred tax according to the origin of temporary difference.

(in million of Reais)	2017
	Assets	Liabilities	Net
Financial investments	39.0	-	39.0
Intangible assets	-	(719.5)	(719.5)
Employee benefits	631.1	-	631.1
Accounts payable – currency variation	1,382.4	(314.2)	1,068.2
Accounts receivable	52.3	-	52.3
Derivatives	6.8	(5.8)	1.0
Loans and financing	-	-	-
Inventories	248.7	(18.1)	230.6
Property. plant and equipment	-	(920.5)	(920.5)
Withholding tax on undistributed dividends	-	(788.6)	(788.6)
Investments	-	(421.6)	(421.6)
Tax credits	501.0	-	501.0
Provisions	347.3	(39.7)	307.6
Other items	-	(30.5)	(30.5)
Gross deferred tax assets / (liabilities)	3,208.6	(3,258.5)	(49.9)
Offsetting	(929.3)	929.3	-
Net deferred tax assets / (liabilities)	2,279.3	(2,329.2)	(49.9)

(in million of Reais)	2016
	Assets	Liabilities	Net
Financial investments	9.0	-	9.0
Intangible assets	0.7	(733.9)	(733.2)
Employee benefits	467.6	-	467.6
Accounts payable – currency variation	977.4	(531.3)	446.1
Accounts receivable	42.7	-	42.7
Derivatives	71.1	(110.7)	(39.6)
Loans and financing	-	-	-
Inventories	267.4	(13.8)	253.6
Property, plant and equipment	-	(905.7)	(905.7)
Withholding tax on undistributed dividends	-	(684.8)	(684.8)
Investments	-	(421.6)	(421.6)
Tax credits	1,139.9	-	1,139.9
Provisions	448.9	(44.6)	404.3
Other items	(15.1)	(24.7)	(39.4)
Gross deferred tax assets / (liabilities)	3,409.6	(3,471.1)	(61.5)
Offsetting	(1,141.4)	1,141.4	-
Net deferred tax assets / (liabilities)	2,268.2	(2,329.7)	(61.5)

Comparative analysis of Balance Sheets as of December 31, 2016 and December 31, 2015

(in million of Reais, except percentages)	As of December 31,
		Vertical		Vertical	Variation
	2016	Analysis	2015	Analysis	2016/2015
Assets

Cash and cash equivalents	7,876.8	9.4%	13,620.2	15.1%	-42.2%
Financial investments	282.8	0.3%	215.1	0.2%	31.5%
Derivative financial instruments	196.6	0.2%	1,512.4	1.7%	-87.0%
Accounts receivable	4,368.1	5.2%	4,165.7	4.6%	4.9%
Inventories	4,347.1	5.2%	4,338.2	4.8%	0.2%
Tax and social contribution receivable	5,423.3	6.5%	3,194.9	3.5%	69.7%
Other assets	1,392.1	1.7%	1,268.0	1.4%	9.8%
Current assets	23,886.8	28.5%	28,314.5	31.4%	-15.6%

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Financial investments	104.3	0.1%	118.6	0.1%	-12.1%
Derivative financial instruments	16.3	0.0%	51.4	0.1%	-68.3%
Tax and contributions receivable	347.7	0.4%	892.8	1.0%	-61.1%
Deferred income and social contribution taxes	2,268.2	2.7%	2,749.9	3.0%	-17.5%
Other assets	1,973.6	2.4%	2,140.2	2.4%	-7.8%
Employee benefits	33.5	0.0%	8.6	0.0%	289.5%
Investments	300.1	0.4%	714.9	0.8%	-58.0%
Property, plant and equipment	19,153.8	22.8%	19,140.1	21.2%	0.1%
Intangible assets	5,245.9	6.3%	5,092.2	5.6%	3.0%
Goodwill	30,511.2	36.4%	30,953.1	34.3%	-1.4%
Non-current assets	59,954.6	71.5%	61,861.8	68.6%	-3.1%

Total assets	83,841.4	100.0%	90,176.3	100.0%	-7.0%

Liabilities and shareholders’ equity

Accounts payable	10,868.8	29.2%	11,833.7	29.7%	-8.2%
Derivative financial instruments	686.4	1.8%	4,673.0	11.7%	-85.3%
Loans and financing	3,630.6	9.8%	1,282.6	3.2%	183.1%
Overdraft account	-	-	2.5	0.0%	-100.0%
Salaries and charges	686.6	1.8%	915.6	2.3%	-25.0%
Dividends and interest on shareholders’ equity payable	1,714.4	4.6%	598.6	1.5%	186.4%
Income and social contribution taxes payable	904.2	2.4%	1,245.3	3.1%	-27.4%
Taxes, charges and contributions payable	3,378.2	9.1%	3,096.8	7.8%	9.1%
Put option granted on interest in controlled company and other liabilities	6,735.8	18.1%	6,370.7	16.0%	5.7%
Provisions	168.6	0.5%	123.1	0.3%	37.0%
Current liabilities	28,773.6	77.4%	30,141.9	75.7%	-4.5%

Accounts payable	237.8	0.6%	110.1	0.3%	116.0%
Derivative financial instruments	27.0	0.1%	145.1	0.4%	-81.4%
Loans and financing	1,765.7	4.7%	2,316.9	5.8%	-23.8%
Deferred income and social contribution taxes	2,329.7	6.3%	2,473.6	6.2%	-5.8%
Taxes, charges and contributions payable	681.4	1.8%	910.0	2.3%	-25.1%
Put option granted on interest in controlled company and other liabilities	471.8	1.3%	1,023.6	2.6%	-53.9%
Provisions	765.4	2.1%	499.5	1.3%	53.2%
Employee benefits	2,137.7	5.7%	2,221.9	5.6%	-3.8%
Non-current liabilities	8,416.5	22.6%	9,700.7	24.3%	-13.2%

Total liabilities	37,190.1	100%	39,842.6	100,0%	6,7%

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Shareholders’ equity
Capital stock	57,614.1	68.7%	57,614.1	63.9%	0.0%
Reserves	64.230.0	76.6%	62,574.8	69.4%	2.6%
Adjustment to equity valuation	(77,019.1)	-91.9%	(71,857.0)	-79.7%	7.2%
Controlling shareholders’ equity	44,825.0	53.3%	48,331.9	56.3%	-7.3%
Minority interests	1,826.3	2.2%	2,001.8	2.2%	-8.8%
Total shareholders’ equity	46,651.3	55.6%	50,333.7	55.8%	-7.3%

Total liabilities and shareholders’ equity	83,841.4	100.0%	90,176.3	100.0%	-7.0%

Assets

Cash and cash equivalents

As of December 31, 2016, the balance of cash and cash equivalents and short-term investments totaled R$8,159.6 million compared to R$13,835.3 million as of December 31, 2015. The reduction of R$5,675.7 million or 41.0% is primarily due to (i) a weaker operating performance; (ii) worsening of working capital, mainly due to a significant reduction in accounts payable and other accounts payable; (iii) a relevant increase in income tax and social contribution paid in 2016; and (iv)  higher amounts in acquisition of subsidiaries, net of acquired cash.

Trade receivables

As of December 31, 2016, the balance of receivables totaled R$4,368.1 million, compared to R$4,165.7 million on December 31, 2015, an increase of R$202.4 million, or 4.9%

Inventories

As of December 31, 2016, the inventories balance totaled R$4,347.1 million compared to R$4,338.2 on December 31, 2015. The increase of R$8.9 million or 0.2% was primarily due to the increase in the stock of finished goods and raw materials in 2016, together with the effect of currency translation of our overseas operations:

(R$ millions)	2016	2014
Finished goods	1,445.5	1,572.5
Work in progress	328.5	304.7
Raw material	1,962.7	1,857.4
Consumables	50.0	50.6
Storeroom and other	447.2	420.4
Prepayments	234.5	239.4
Impairment losses	(121.3)	(106.8)
	4,347.1	4,338.2

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Income tax and social contribution receivable

As of December 31, 2016, the balance of current and non-current taxes and contributions receivable totaled R$5,771.0 million, compared to R$4,087.7 million as of December 31, 2015. The increase was due mainly to the accumulation of tax credits from overseas to be offset in future years.

Property, plant and equipment

As of December 31, 2016, the balance of property, plant and equipment totaled R$19,153.8 million compared to R$19,140.1 million on December 31, 2015. The change that resulted in a net increase of R$13.7 million, or 0.1%, is demonstrated in the table below:

(R$ millions)	2016					2015
Acquisition cost	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Initial balance	7,718.3	22,369.6	4,465.1	2,132.6	36,685.6	30,377.7
Effect of movements in foreign exchange	(474.7)	(1,528.0)	(427.4)	(222.6)	(2,652.7)	2,059.1
Acquisitions through business combinations	283.4	360.4	56.0	0.6	700.4	123.5
Sale through business combinations	-	-	-	-	-	(145.9)
Acquisitions through share exchange	221.2	185.0	-	27.7	433.9	-
Write-off through share exchange	(121.0)	(344.3)	(101.3)	(4.8)	(571.4)	-
Acquisitions	8.4	819.4	276.0	2,905.5	4,009.3	5,291.1
Disposals	(106.0)	(693.1)	(210.3)	(3.3)	(1,012.7)	(833.1)
Transfers from (to) other asset categories	800.6	1,595.3	526.1	(3,095.0)	(173.0)	(186.7)
Other	-	-	-	-	-	(0.1)
Balance at end	8,330.2	22,764.3	4,584.2	1,740.7	37,419.4	36,685.6
Depreciation and Impairment
Initial Balance	(2,244.0)	(12,562.6)	(2,738.9)	-	(17,545.5)	(14,637.6)
Effect of movements in foreign exchange	95.6	804.8	236.7	-	1,137.1	(1,066.7)
Sale through business combinations	-	-	-	-	-	91.6
Write-off through share exchange	52.8	241.7	51.4	-	345.9	-
Depreciation	(277.8)	(2,117.6)	(688.4)	-	(3,083.8)	(2,717.7)
Impairment losses	(0.1)	(120.7)	(0.1)	-	(120.9)	(110.7)
Disposals	95.3	646.0	187.5	-	928.8	762.5
Transfers from (to) other asset categories	-	21.7	39.7	-	61.4	117.5
Other	-	11.4	-	-	11.4	15.6
Balance at end	(2,278.2)	(13,075.3)	(2,912.1)	-	(18,265.6)	(17,545.5)
Carrying amount:
December 31, 2015	5,474.3	8.064,3	1.224,4	2,132.6	19,140.1	19,140.1
December 31, 2016	6,052.0	9.807,0	1.726,2	1,740.7	19,153.8

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Intangible Assets

As of December 31, 2016, the intangible assets balance totaled R$5,245.9 million, compared to R$5,092.2 million on December 31, 2015. The net increase of R$153.7 million, or 3.0%, is primarily due to currency conversion and acquisitions of new brands.

Goodwill

As of December 31, 2016, the goodwill balance totaled R$30,511.2 million, compared to R$30,953.1 million on December 31, 2015.  The movement that resulted in a net decrease of R$441.9 million is demonstrated in the table below:

	2016	2015
Initial Balance	30,953.1	27,502.9
Effect of movements in foreign exchange	(2,388.9)	2,858.6
Acquisition of Subsidiaries	1,947.0	591.6
Balance at end	30,511.2	30,953.1

Liabilities

Accounts payables

As of December 31, 2016, the balance accounts payable totaled R$10,868.8 million compared to R$11,833.7 million on December 31, 2015, a decrease of R$964.9 million

Interest-bearing loans and borrowings

Current and non-current interest-bearing loans and borrowings totaled R$5,396.3 million as of December 31, 2016, compared to R$3,599.5 million as of December, 31, 2015, an increase of R$1,796.8 million, or 49.9% in gross indebtedness in the fiscal year ended December 31, 2016.

Income tax and social contribution

As of December 31, 2016, the balance of income tax and social contribution totaled R$904.2 million compared to R$1,245.3 million on December 31, 2015. The decrease of R$341.1 million, or 27.4%, was primarily due to the decrease in the effective tax rate from 22.0% in 2015 to 2.4% in 2016.

The main events that took place in the period and that caused an impact on the effective rate were:

- Net financial revenue and other non-taxable revenue and non-deductible expenses: refer to non-taxable/non-deductible revenue and expenses in subsidiaries, whose observed variation occurs primarily as a result of the change in the exchange rate.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

- Governmental subsidy related to taxes on sales: the Company was granted state tax incentives under certain industrial development programs in the form of financing, deferment of payment of taxes or partial reductions of the amount owed. Such subsidies for investment arising out of deferred or presumed credits on ICMS are deductible for income tax purposes.

- Income tax complement of controlled companies abroad owed in Brazil: reduction in tax expense related to the ascertainment of profit abroad reflects a better management of the group’s capital structure.

- Result of intragroup transactions taxable/deductible only in Brazil: refers to the change in the exchange rate and interest generated by intercompany operations based on different jurisdictions that are deductible only in Brazil. The change observed primarily occurs as a result of the effect of the change in the exchange rate.

- Benefit of deductibility of interest on net equity: according to the Brazilian legislation, the companies can opt to distribute interest on net equity (“JCP”) calculated based on the Long-Term Interest Rate (“TJLP”), which is deductible for income tax purposes under the applicable legislation, whose approximate amount distributed in the year is R$ 5.4 billion.

- Withholding income tax on dividends: change explained by the reversion of provision related to withholding tax on undistributed results of subsidiaries in Argentina due to a change in the legislation that exempts the payment of dividends from withholding tax, whose approximate amount is R$ 300 million, as opposed to the creation of provision and effect of the change in the exchange rate in the amount of approximately R$672 million in the same previous period.

- Recognition of deferred assets on tax loss of previous periods: the effect verified in this item is explained primarily by recognition of deferred assets on tax losses ascertained in foreign subsidiaries in previous periods, which were deemed to be recoverable by virtue of the expectation of generation of profit (Paragraph 19 of IAS 12) and a better management of the group’s capital structure.

Equity

As of December 31, 2016, the equity totaled R$46,651.3 million compared to R$50,333.7 million on December 31, 2015. The main reasons for the change in equity were: (i) profit for the year of R$ 13,083.4 million; (ii) gains in shareholders’ equity due to the conversion of overseas operations, for a total of R$4,127.7 million, and (iii) distribution of dividends and interest on net equity of R$ 11,500.6 million.

Deferred income tax and social contribution (Assets and Liabilities)

As of December 31, 2016, the balance of deferred tax (assets and liabilities) totaled R$ 61.5 million in liabilities, compared to R$276.3 million in assets on December 31, 2015. The change of R$337.8 million is described in the tables below, which contain a breakdown of deferred tax according to the origin of temporary difference.

(in Million of Reais)	2016
	Assets	Liabilities	Net
Financial investments	9.0	-	9.0
Intangible assets	0.7	(733.9)	(733.2)
Employee benefits	467.6	-	467.6
Accounts payable – currency variation	977.4	(531.3)	446.1
Accounts receivable	42.7	-	42.7
Derivatives	71.1	(110.7)	(39.6)
Loans and financing	-	(1.4)	(1.4)
Inventories	267.4	(13.8)	253.6
Property, plant and equipment	-	(905.7)	(905.7)
Withholding tax on undistributed dividends	-	(684.8)	(684.4)
Investments	-	(42166)	(421.6)
Tax credits	1,139.9	-	1,139.9
Provisions	448.9	(44.6)	404.3
Other items	(15.1)	(23.3)	(38.4)
Gross deferred tax assets / (liabilities)	3,409.6	(3,471.1)	(61.5)
Offsetting	(1,141.4)	1,141.4	-
Net deferred tax assets / (liabilities)	2,268.2	(2,329.7)	(61.5)

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

(in million of Reais)	2015
	Assets	Liabilities	Net
Financial investments	9.1	-	9.1
Intangible assets	5.8	(774.6)	(768.8)
Employee benefits	570.3	-	570.3
Accounts payable – currency variation	2,138.4	(357.1)	1,781.3
Accounts receivable	38.5	-	38.5
Derivatives	59.3	(131.7)	(72.4)
Loans and financing	-	(0.7)	(0.7)
Inventories	223.5	(66.4)	157.0
Property, plant and equipment	-	(737.3)	(737.3)
Withholding tax on undistributed dividends	-	(1,027.6)	(1,027.6)
Investments	-	-	-
Tax credits	308.4	-	308.4
Provisions	251.2	(32.0)	219.3
Other items	-	(200.6)	(200.6)
Gross deferred tax assets / (liabilities)	3,604.4	(3,328.1)	276.3
Offsetting	(854.6)	854.6	-
Net deferred tax assets / (liabilities)	2,749.9	(2,473.5)	276.3

Comparative analysis of Operating Results as of December 31, 2017 and 2016

Please find below the consolidated results of the Company:

Highlights of the Consolidated Financial Information

(in million of Reais, except for amounts relating to volume, percentages and earnings per share*)

		Years ended December 31,
		Vertical		Vertical	Variation
	2017	Analysis	2016	Analysis	2017/2016

Net revenues	47,899.3	100.0%	45,602.6	100%	5.0%
Cost of sales	(18,041.8)	-37.7%	(16,678.0)	-36.6%	8.2%
Gross profit	29,857.5	62.3%	28.924.6	63.4%	3.2%

Logistics expenses	(6,295.5)	-13.1%	(6,085.5)	-13.3%	3.5%
Selling expenses	(5,620.0)	-11.7%	(5,925.0)	-13.0%	-5.1%
Administrative expenses	(2,623.8)	-5.5%	(2,166.1)	-4.7%	21.1%
Other operating revenues (expenses), net	1,217.3	2.5%	1,223.1	2.7%	-0.5%
Non-recurring items	(108.7)	-0.2%	1,134.3	2.5%	-109.6%
Operating profit	16,426.8	34.3%	17,105.4	37.5%	-4.0%

Financial expenses	(4,268.3)	-8.9%	(4,597.9)	-10.1%	-7.2%
Financial revenues	774.4	1.6%	895.9	2.0%	-13.6%
Financial net income	(3,493.9)	-7.3%	(3,702.0)	-8.1%	-5.6%

Share of results of subsidiaries and associates	(3.1)	0.0%	(5.0)	0.0%	-38.0%
Net profit before income tax and social contributions	12,929.8	27.0%	13,398.4	29.4%	-3.5%

Income tax and social contributions	(5,079.3)	-10.6%	(315.0)	-0.7%	1,512.5%
Net profit for the year	7,850.5	16.4%	13,083.4	28.7%	-40%
Share of controlling shareholders	7,332.0		12,546.6
Minority interests	518.5		536.8

*Amounts may not add due to rounding

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Highlights of the Financial Information by Business Segment

The table below contains some highlights of the financial information by business segment related to the years ended on December 31, 2017 and 2016:

	2017					2016
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	26,353.0	4,733.0	10,769.7	6,043.5	47,899.3	24,954.6	3,973.2	10,212.9	6,461.9	45,602.6
Cost of sales	-9,889.5	-2,045.6	-4,122.6	-1,984.2	-18,041.8	9,071.8	-1,798.6	-3,685.4	-2,122.2	-16,678.0
Gross profit	16,463.6	2,687.4	6,647.2	4,059.4	29,857.5	15,882.8	2,174.6	6,527.5	4,339.7	28,924.6
Administrative, sales and marketing expenses	-8,473.4	-1,330.0	-2,483.7	-2,252.2	-14,539.3	-8,084.5	-1,038.3	-2,697.4	-2,356.4	-14,176.6
Other operating revenue (expenses)	1,092.7	77.8	41.2	5.6	1,217.3	1,274.1	9.6	-39.0	-21.6	1,223.1
Non-recurring items	-33.0	-23.1	-41.3	-11.3	-108.7	1,196.7	-13.5	-41.5	-7.4	1,134.3
Operating Result	9,049.9	1,412.1	4,163,3	1,801.5	16,426.8	10,269.1	1,132.4	3,749.6	1,954.3	17,105.4

(1) Beer and soft drinks operations in Central America and the Caribbean.

(2) Includes operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, and, prior to December 31, 2016 Colombia, Peru and Ecuador.

Net Revenue

For further information on net revenue from sales, please refer to item 10.2(b).

Cost of sales

Total cost of sales increased 8.2% for the year ended December 31, 2017, totaling R$ 18,041,8 compared to R$ 16,678.0 million in same the period in 2016. As a percentage of the Company’s net revenue, the total cost of sales increased to 37.7% in 2017, in relation to 36.6% in 2016.

		Cost of sales per hectoliter
		Year ended on December 31,
	2017	2016	% Variation
		(in Reais, except for percentages)
Latin America North	100.6	93.2	7.9%
Brazil	93.0	84.8	9.6%
Beer Brazil(1)	98.4	92.1	6.8%
NAB(2)	76.3	63.5	20.3%
CAC(3)	166.7	186.0	-10.4%
Latin America South	121.0	111.9	8.2%
Canada	195.8	207.0	-5.4%
Company Consolidated	110.8	104.4	6.2%

(1) Beer and “near beer” operations of the Company in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and the Caribbean.

Latin America North Operations

Brazilian Operations

Total cost of sales of our Brazilian operations increased 9% for the year ended on December 31, 2017 to R$ 9,889.5 million against R$ 9,071.8 million in the same period in 2016. The cost of sales per hectoliter of our Brazilian operations increased 9.6% for the year ended on December 31, 2017, to R$ 93.0/hl in relation to R$84.8/hl in the same period in 2016.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Beer Operation in Brazil

The cost of sales of our Brazilian beer and “near beer” operation increased 7.6% reaching R$ 7,895.1 million in the year ended on December 31, 2017. The cost of sales per hectoliter presented an increase of 16.3%. Such increase was mainly driven by the cost increase of our raw material indexed by the US dollars in the first half of the year, partially offset by the product mix, savings in supplies and productivity gains.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages (“NAB”) operations in Brazil

Cost of sales of carbonated soft drinks and non-alcoholic and non-carbonated beverages in Brazil increased 15.2%, reaching R$ R$ 1,994.4 million. The cost of sales per hectoliter increased 20.3%, totaling R$ 76.3/hl, negatively impacted by our raw materials indexed by the US dollar and higher commodities price, especially sugar, as well as higher expenses with industrial depreciation, partially offset by t savings in supplies and productivity gains.

Operations in Central America and the Caribbean)

The cost of sales of our operations in CAC increased 13.7% in 2017 reaching R$ 2,045.6 million. The cost of sales per hectoliter decreased by 10.4% in reported terms, but increased 3.7% in organic terms, disregarding the effects of currency variation on conversion into Reais. The increase in cost per hectoliter in local currency is explained by a higher mix of premium brands and inflation of our raw material, partially offset by productivity gains due to operational leverage.

Latin America South Operations

The cost of sales LAS operations was of R$ 4,122.6 million in 2017, representing an increase of 11.9% compared to 2016. The cost of sales per hectoliter presented an increase of 8.2% in reported terms, but an increase of 28.8% in organic terms, ignoring currency variation effects on conversion into Reais.  The main factors that explain this increase are the negative impact of our raw materials indexed by US dollars and general inflation in Argentina.

Operation in Canada

The cost of sales of our Canadian operations presented a decrease of 6.5% in the exercise ended on December 31, 2017, totaling R$ 1,984.2 million compared to R$2,122.1 million in the same period in the previous year. The cost of sales per hectoliter presented a decrease of 5.4% in reported terms, but an increase of 1.4% in organic terms, disregarding the effects of currency variation in the exchange to Reais. The main factor that explains this growth is the inflation of our raw materials, which is partially offset by savings in supplies and productivity gains.

Gross Profit

Our gross profit increased 3.2% for the year ended on December 31, 2017, reaching R$ 29,857.5 compared to R$28,924.6 million in the same period of 2016. The table below shows the contribution of each business unit to the Company’s consolidated gross profit.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

	Gross Profit
	2017				2016
	(in million of Reais, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	19,151.0	64.1%	61.6%	18,057.4	62.4%	62.4%
Brazil	16,463.6	55.1%	62.5%	15,882.8	54.9%	63.6%
Beer Brazil(1)	14,614.3	48.9%	64.9%	13,833.2	47.8%	65.3%
NAB(2)	1,849.3	6.2%	48.1%	2,049.6	7.1%	54.2%
CAC(3)	2,687.4	9.0%	56.8%	2,174.6	7.5%	54.7%
Latin America South	6,647.2	22.3%	61.7%	6,527.5	22.6%	63.9%
Canada	4,059.4	13.6%	67.2%	4,339.7	15.0%	67.2%
Company Consolidated	29,857.5	100.0%	62.3%	28,924.6	100.0%	63.4%

(1) Beer and “near beer” operations of the Company in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and the Caribbean.

Administrative, Distribution, Sales and Marketing Expenses

Our administrative, distribution, sales and marketing expenses totaled R$14,539.3 million for the year ended on December 31, 2017, representing a 2.6% growth compared to the same period in 2016.  Please find below an analysis of administrative, distribution, sales and marketing expenses for each business unit.

Latin America North Operations

Brazilian Operations

Administrative, distribution, sales and marketing expenses in Brazil totaled R$8,473.4 million for the year ended on December 31, 2017, an increase of 4.8% compared to the same period in 2016.

Brazilian Beer Operation

Administrative, distribution, sales and marketing expenses totaled R$7,390.9 million for the year ended on December 31, 2017, a 4.2% increase compared to the same period in 2016, explained mainly by higher administrative expenses, impacted by the provision related to the variable remuneration and higher logistics expenses, driven by the growth of the sale volume and general inflation, partially offset by efficiency gains in sales and marketing expenses.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages (“NAB”) operations in Brazil

Administrative sales and marketing expenses for the segment of carbonated soft drinks and non-alcoholic and non-carbonated beverages totaled R$ 1,082.5 million for the year ended on December 31, 2017, an increase of 9.5% compared to the same period in 2016, mostly explained by higher sales and marketing expenses.

Central American and Caribbean Operations

Administrative, sales and marketing expenses for the Company’s operations in CAC totaled R$1,330.0 million for the year ended on December 31, 2017, an increase of 28.1% compared to the same period in 2016, driven principally by the impact of currency conversion, and higher expenses with distribution. In organic terms, ignoring the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses decreased 0.9% due to a reduction in expenses with sales and marketing and administrative costs in the region to the extent we beneficiated from synergy opportunities, mainly in Panama.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Latin America South Operations

Administrative, distribution, sales and marketing expenses amounted to R$2,483.7 million for the year ended on December 31, 2017, a decrease of 7.9% when compared with the year 2016, since the increase of logistic and administrative costs, mainly driven by the high inflation in Argentina was more than offset by the impact of currency conversion. In organic terms, disregarding the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses increased 16.6%, impacted, mainly, by inflationary pressures in Argentina.

Canada operations

Administrative, distribution, sales and marketing expenses of our Canada operations totaled R$2,252.2 million for the year ended December 31, 2017, an increase of 4.4% compared to 2016, as a result of a positive effect of currency conversion. In organic terms, disregarding the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses increased 2.3%, explained by higher administrative and logistic expenses, partially offset by efficiency gains in sales and marketing initiative.

Other Operating Income (Expenses), Net

The net balance of other operating income and operational expenses for the year 2017 showed a gain of R$1,217.3 million against a gain of R$1,223.0 million registered in 2016. The decrease of 0.5% is primarily explained by the reduction in government subsidies relating to long-term ICMS incentives.

Non-Recurring Items

Non-recurring items amounted to a revenue of R$ 108.7 million in 2017, compared to a revenue of R$ 1,134.3 million in 2016. This variation is primarily explained by a gain with no cash effect with exchange of shares whereby the Company transferred its operations in Colombia, Peru and Ecuador to Anheuser-Busch Inbev S.A./N.V, which, in turn, transferred the operation in Panama to the Company.

Operating Income

Operating income decreased 4% in the period ended on December 31, 2017, reaching R$ 16,426.8 million in relation to the R$17,105.4 million in the same period of 2016, due primarily to higher administrative expenses and a revenue arising out of non-recurring items in 2016 without the correspondent benefit in 2017.

Net Financial Result

The financial result for the year ended December 31, 2017 comprised expenses of R$ 3,493.9 million compared to an expense of R$3,702.0 million in 2016. The reduction of 5.6% also includes the impact of  two non-recurring financial expenses in the total amount of R$ 976.8 million, being (i) an expense of R$ 835.7 million concerning losses with the exchange rate change over loans among the companies of the group, which were historically reported in the owners’ equity and were reclassified to the result of the fiscal year upon the liquidation of said loans; and (ii) an expense of R$ 141.0 million paid as the result of the adhesion to the PERT 2017. Without these non-recurring financial expenses, the financial net result totalized an expense of R$ 2,517.1 million in the year, which represents a reduction of 32.0% compared to the result of 2016, mainly driven by expenses with interests, which include the put option of our investment in the Dominican Republic (approximately R$ 600 million in 2017), and losses from derivative instruments.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

The Company’s total indebtedness for the year ended December 31, 2017 decreased R$ 2,843.3 million compared to 2016, while its current cash and cash equivalents, net of overdrafts, and financial investments increased R$ 2,205.0 million.

Income tax and social contribution expense

Expenses for income tax and social contribution in 2017 amounted to R$ 5,079.3 million, compared to R$ 315.0 million recorded in 2016. The effective rate was 39.3%, against the previous year’s rate of 2.4%, because not only did we face difficult comparison with 2016 but also because we have been impacted for two non-recurring tax adjustments, and the main adjustment was of R$ 2,784.7 million related to PERT 2017 and the other, without cash effect, of approximately R$ 510 million related to the tax effects of the exchange rate change over loans among the companies of the group, which were historically reported in the owners’ equity and were reclassified to the result of the exercise upon the liquidation of said loans. Adjusted by these two non-recurring tax adjustments, the effective tax rate was of 12.8% in the year.

Net Profit

The Company’s net profit for the year ended on December 31, 2017 was of R$ 7,850.5 million representing a decrease of 40% compared to the R$13,083.4 million in 2016 while adjusted by the non-recurring items, the net profit increased 2.1% in 2017 to R$ 12,199.7 million.

Comparative analysis of Operating Results as of December 31, 2016 and 2015

Please find below the consolidated results of the Company:

Highlights of the Consolidated Financial Information

(in millions of Reais, except for amounts relating to volume, percentages and earnings per share*)

	Year ended December 31,
		Vertical		Vertical	Variation
	2016	Analysis	2015	Analysis	2016/2015

Net revenues	45,602.6	100%	46,720.2	100%	-2.4%
Cost of sales	(16,678.0)	-36.6%	(16,061.4)	-34.4%	3.8%
Gross profit	28.924.6	63.4%	30,658.8	65.6%	-5.7%

Logistics expenses	(6,085.5)	-13.3%	(5,833.2)	-12.5%	4.3%
Selling expenses	(5,925.0)	-13.0%	(5,344.7)	-11.4%	10.9%
Administrative expenses	(2,166.1)	-4.7%	(2,281.3)	-4.9%	-5.0%
Other operating revenues (expenses), net	1,223.1	2.7%	1,936.1	4.1%	-36.8%
Non-recurring items	1,134.3	2.5%	(357.2)	-0.8%	-417.6%
Operating profit	17,105.4	37.5%	18,778.5	40.2%	-8.9%

Financial expenses	(4,597.9)	-10.1%	(3,562.4)	-7.6%	29.1%
Financial revenues	895.9	2.0%	1,294.2	2.8%	-30.8%
Financial income, net	(3,702.0)	-8.1%	(2,268.2)	-4.9%	63.2%

Share of results of subsidiaries and associates	(5.0)	0.0%	3.1	0.0%	-261.3%
Net profit before income tax and social contributions	13,398.4	29.4%	16,513.4	35.3%	-18.9%

Income tax and social contributions	(315.0)	-0.7%	(3,634.2)	-7.8%	-91.3%
Net profit for the year	13,083.4	28.7%	12,879.2	27.6%	1.6%
Share of controlling shareholders	12,546.6		12,423.8
Minority interests	536.8		455.4

*Amounts may not add due to rounding

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Highlights of the Financial Information by Business Segment

The table below contains some highlights of the financial information by business segment related to the years ended on December 31, 2016 and 2015:

	2016						2015
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	24,954.6	3,973.2	10,212.9	6,461.9	45,602.6	26,326.1	3,328.8	11,255.6	5,809.7	46,720.2
Cost of sales	(9,071.8)	(1,798.6)	(3,685.4)	(2,122.2)	(16,678.0)	(8,358.3)	(1,563.0)	(4,306.8)	(1,833.3)	(16,061.4)
Gross profit	15,882.8	2,174.6	6,527.5	4,339.7	28,924.6	17,967.8	1,765.8	6,948.8	3,976.4	30,658.8
Administrative, sales and marketing expenses	(8,084.5)	(1,038.3)	(2,697.4)	(2,356.4)	(14,176.6)	(7,667.5)	(905.9)	(2,770.4)	(2,115.4)	(13,459.2)
Other operating revenue (expenses)	1,274.1	9.6	(39.0)	(21.6)	1,223.1	1,871.6	(0.1)	60.4	4.2	1,936.1
Non-recurring items	1,196.7	(13.5)	(41.5)	(7.4)	1,134.3	(265.5)	(8.4)	(39.9)	(43.4)	(357.2)
Operating Result	10,269.1	1,132.4	3,749.6	1,954.3	17,105.4	11,906.4	851.4	4,198.9	1,821.8	18,778.5

(1) Beer and soft drinks operations in Central America and the Caribbean.

(2) Includes operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, and, prior to December 31, 2016 Colombia, Ecuador and Peru.

Net Revenue

For further information on net revenue from sales, please refer to item 10.2(b).

Cost of sales

Total cost of sales increased 3.8% for the year ended December 31, 2016, totaling R$ 16,678.0 million, compared to R$ 16,061.4 million in same period in 2015. As a percentage of our net revenue, total cost of sales increased to 36.6% in 2016, in relation to 34.4% in 2015.

		Cost of sales per hectoliter
		Year ended on December 31,
	2016	2015	% Variation
		(R$, except for percentages)
Latin America North	93.2	80.4	16.0%
Brazil	84.8	73.1	16.0%
Beer Brazil(1)	92.1	79.2	16.3%
NAB(2)	63.5	55.2	15.1%
CAC(3)	186.0	171.6	8.4%
Latin America South	111.9	119.9	-6.7%
Canada	207.0	189.0	9.5%
Ambev Consolidated	104.4	95.0	9.9%

(1) Beer and “near beer” operations of the Company in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and the Caribbean.

Latin America North Operations

Brazilian Operations

Total cost of sales of our Brazilian operations increased 8.5% for the year ended on December 31, 2016 to R$ 9,071.8 million against R$8,358.3 million in the same period in 2015. The cost of sales per hectoliter of our Brazilian operations increased 16.0% for the year ended on December 31, 2016, to R$84.8/hl in relation to R$73.1/hl in the same period in 2015.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Beer Operation in Brazil

The cost of sales of our Brazilian beer and “near beer” operation increased 8.6% to R$7,339.9 million for the year ended on December 31, 2016. The cost of sales per hectoliter presented an increase of 16.3%. Such increase was mainly driven by the adverse impact of foreign exchange hedge, higher industrial depreciation, increased weight of premium products, being all of these effects partially offset by savings in supplies, productivity gains, increase in the weight of returnable glass bottles, as well as the benefit of our currency and commodities hedging.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil

Cost of sales of carbonated soft drinks and non-alcoholic and non-carbonated beverages (NAB) in Brazil increased 8.2%, reaching R$ 1,731.9 million. The cost of sales per hectoliter increased 15.1%, totaling R$ 63.5/hl, driven by the adverse effect of foreign exchange hedge, higher industrial depreciation, partially offset by the benefit of our commodities hedging together with savings in supplies and productivity gains.

Operations in Central America and the Caribbean

The cost of sales of our operations in CAC increased 15.1% in 2016 to R$1,798.6 million. The cost of sales per hectoliter increased by 8.4% in reported terms, but 3.3% in organic terms, disregarding the effects of currency variation on conversion into Reais. The increase in cost per hectoliter in local currency is explained by the increased cost of certain raw materials and of packaging.

Latin America South Operations

The cost of sales of our Latin America South (LAS) operations was of R$3,685.4 million in 2016, representing a reduction of 14.4% compared to 2015. The cost of sales per hectoliter presented a reduction of 6.7% in reported terms, but an increase of 13.4% in organic terms, ignoring currency variation effects on conversion into Reais.  Such increase was driven by the adverse effects of foreign currency transactions, and general inflation in Argentina, being all of these partially offset by the benefit of our currency and commodities hedging.

Operation in Canada

The cost of sales of our Canadian operations increased 15.8% for the year ended on December 31, 2016, totaling R$2,122.2 million, compared to R$1,833.3 million in 2015. The increase per hectoliter was 9.5%, primarily due to the effect of conversion into Reais with the appreciation in average exchange rate of the Canadian dollar, the increase in the production and distribution costs of our recent acquisitions in craft beer, ready-to-drink and cider categories, and the adverse effect of foreign currency transactions, partly offset by currency and commodities hedging.

Gross Profit

Our gross profit decreased by 5.7% for the year ended on December 31, 2016 to R$28,924.6 million, compared to R$30,658.8 million in the same period of 2015.  The table below shows the contribution of each business unit to the Company’s consolidated gross profit.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

	Gross Profit
	2016				2015
	(R$ million, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	18,057.4	62.4%	62.4%	19,733.6	64.4%	66.5%
Brazil	15,882.8	54.9%	63.6%	17,967.8	58.6%	68.3%
Beer Brazil(1)	13,833.2	47.8%	65.3%	15,683.7	51.2%	69.9%
NAB(2)	2,049.6	7.1%	54.2%	2,284.1	7.5%	58.8%
CAC(3)	2,174.6	7.5%	54.7%	1,765.8	5.8%	53.0%
Latin America South	6,527.5	22.6%	63.9%	6,948.8	22.7%	61.7%
Canada	4,339.7	15.0%	67.2%	3,976.4	13.0%	68.4%
Ambev Consolidated	28,924.6	100.0%	63.4%	30,658.8	100.0%	65.6%

(1) Beer and “near beer” operations of the Company in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and the Caribbean.

Administrative, Distribution, Sales and Marketing Expenses

Our administrative, distribution, sales and marketing expenses totaled R$14,176.6 million for the year ended on December 31, 2016, representing a 5.3% growth compared to the same period in 2015.  Please find below an analysis of administrative, distribution, sales and marketing expenses for each business unit.

Latin America North Operations

Brazilian Operations

Administrative, distribution, sales and marketing expenses in Brazil totaled R$8,084.5 million for the year ended on December 31, 2016, an increase of 5.4% compared to the same period in 2015.

Brazilian Beer Operation

Administrative, distribution, sales and marketing expenses totaled R$7,095.9 million for the year ended on December 31, 2016, a 4.6% increase compared to the same period in 2015. This increase is explained mainly by (i) higher sales and marketing expenses, since we continued to invest in our brands; (ii) an increase in logistics costs as a result of inflation and an increase in weight of returnable glass bottles, especially in supermarkets, and (iii) higher depreciation expenses, all of which were partially offset by reduction in administrative expenses, due to efficiency gains.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil

Administrative, distribution, sales and marketing expenses for the segment of carbonated soft drinks and non-alcoholic and non-carbonated beverages totaled R$988.6 million for the year ended on December 31, 2016, an increase of 12.2% compared to the same period in 2015 due mainly to higher administrative and distribution expenses, which is mostly explained by a review in the allocation of logistic and administrative costs to better reflect the NAB operations in our business in Brazil.

Central American and Caribbean Operations

Administrative, distribution, sales and marketing expenses for our operations in CAC totaled R$1,038.3 million for the year ended on December 31, 2016, an increase of 14.6% compared to the same period in 2015, driven principally by the impact of currency conversion, higher expenses with distribution, sales and marketing, due to a strong growth in volume in the region, and currency higher depreciation. In organic terms, ignoring the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses increased 9.5%.

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Latin America South Operations

Administrative, distribution, sales and marketing expenses amounted to R$2,697.4 million for the year ended on December 31, 2016, a decrease of 2.6% when compared with the year 2015, since the increase of transportation and labor force costs mainly driven by a high inflation in Argentina was more than offset by the impact of currency conversion. In organic terms, disregarding the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses increased 27.3%.

Canada operations

Administrative, distribution, sales and marketing expenses of our Canada operations totaled R$2,356.4 million for the year ended December 31, 2016, an increase of 11.4% compared to 2015, because of the adverse effect of currency conversion. In organic terms, disregarding the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses increased 0.6%.

Other Operating Income (Expenses), Net

The net balance of other operating income and expenses for the year 2016 showed a gain of R$1,223.1 million against a gain of R$1,936.1 million registered in 2015. The decrease of 36.8% is primarily explained by (i) a reduction in government subsidies relating to long-term ICMS incentives as a consequence of a drop in volume and revenue, in addition to changes in the geographic mix of our revenues, since we have different plants in Brazil with different tax incentive programs; and (ii) an increase in other operational revenues in 2015 without the corresponding benefit in 2016.

Non-Recurring Items

Non-recurring items amounted to a revenue of R$1,134.3 million in 2016, compared to an expense of R$357.2 million recorded in 2015. This variation is primarily explained by a gain with no cash effect with exchange of shares whereby the Company transferred its operations in Colombia, Peru and Ecuador to ABI, which, in turn, transferred the operation in Panama to the Company.

Operating Income

Operating income decreased 8.9% in the period ended on December 31, 2016, reaching R$17,105.4 million against R$18,778.5 million in the same period of 2015, due primarily to smaller gross profit, along with higher commercial expenses and smaller operating revenue mostly related to long-term ICMS tax incentives, all of which partly offset by smaller administrative expenses and revenue from non-recurring items.

Net Financial Result

The financial result for the year ended December 31, 2016 comprised expenses of R$3,702.0 million, against expenses of R$2,268.2 million in 2015. This increase of 63.2% can be explained primarily by (i) expenses with interest, which includes the put option of our investment in Dominican Republic (approximately R$ 600 million), and (ii) losses from derivative instruments.

Our total indebtedness for the year ended December 31, 2016 increased R$1,796.8 million in comparison with 2015, while current cash and cash equivalents, net of overdrafts, and financial investments decreased R$ 5,673.1 million.

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Income tax and social contribution expense

Expenses for income tax and social contribution in 2016 amounted to R$315.0 million, compared to R$ 3,634.2 million recorded in 2015. The effective rate was 2.4%, against the previous year’s rate of 22.0%, mainly due to gains from other tax adjustments, of which (i) approximately R$ 400 million are explained by the reversion of provisions of withholding tax related to undistributed profits in Argentina and (ii) approximately R$ 800 million due to recognition of active deferred taxes on tax losses in international subsidiaries due to an improvement of our capital structure outside Brazil, reversing a negative impact reported in item Other Tax Adjustments in 2015 and previous years.

Net Profit

The Company’s net profit for the year ended on December 31, 2016 was R$13,083.4 million, representing an increase of 1.6% compared to the R$12,879.1 million in 2015.

Cash Flow for the Year Ended on December 31, 2017 compared to that of 2016

	Fiscal years ended on December 31,
	2017	2016	2015	Variation	Variation
Cash flow				2017/2016	2016/2015
Operating activities cash flow	17,874.1	12,344.4	23,580.8	44.8%	-47.7%
Investment activities cash flow	-3,073.0	-5,898.0	-5,997.0	-47.9%	-1.7%
Financing activities cash flow	-12,864.2	-11,645.1	-15,327.9	10.5%	-24.0%
Total	1,936.9	-5,198.7	2,256.0	-137.3%	-330.4%

Operating Activities

Our cash flow from operating activities increased 44.8% to R$ 17,874.1 million in the fiscal year ended on December 31, 2017 in relation to the R$12,344.4 million in the same period in 2016, mainly due to (i) a 5% increase in the net revenues, together with an 8.8% increase in sold product costs (excluding depreciation and amortization) and an increase of 2.8% in the distribution, administrative, sales and marketing expenses (excluding depreciation and amortization), that led us to an improved operational result; (ii) an improvement in the work capital of 2017, with an increase of R$ 1,145.4 million in 2017; and (iii) a reduction of R$ 3.185.2 million in the income tax and social contribution paid in the year.

Investment Activities

In the year ended on December 31, 2017, the cash flow used by the Company in investment activities totaled R$ 3,073.0 million compared to R$5,898.0 million in the same period of 2016, mainly explained by a reduction in the investment in property, plant and equipment, and intangible assets corresponding to R$ 929.0 million in 2017, together with decrease in the amounts for acquisition of subsidiaries, net of acquired cash, of R$ 1,490.9 in the year.

Financing Activities

In the year ended on December 31, 2017, the cash flow from financing activities totaled an outflow of R$ 12,864.1 million compared to the outflow of R$11,645.1 million in the same period of 2016, primarily due to (i) an increase in the payment of loans of R$ 3,545.5 million, and (ii) a reduction of pays with new loans of R$ 887.5 million, partially offset by: (i) a reduction in payment of dividends and JCP of R$ 1,510.8 million in 2017 and a decrease of reimbursements of cash net of financial costs, except interest, of R$ 1,748.3 million in comparison to the previous year.

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Cash Flow for the Year Ended on December 31, 2016 compared to that of 2015

Operating Activities

Our cash flow from operating activities decreased 47.7% to R$12,344.4 million for the year ended on December 31, 2016, against R$23,580.9 million in the same period in 2015, mainly due to (i) a weaker operating performance; (ii) worsening of working capital, mainly as a result of a significant reduction in accounts payable and other accounts payable; and (iii) a relevant increase in income tax and social contribution paid in 2016.

Investment Activities

In the year ended on December 31, 2016, the cash flow used by the Company in investment activities totaled R$5,898.0 million, compared to R$5,997.1 million in 2015, chiefly explained by lower levels of investment in property, plant and equipment, and intangible assets, which was partially offset by higher amounts from acquisition of subsidiaries, net of acquired cash.

Financing Activities

In the year ended on December 31, 2016, the cash flow from financing activities totaled an outflow of R$11,645.1 million, compared to the outflow of R$15,327.9 million in 2015, primarily due to (i) a smaller payment of loans, (ii) reduction in payment of dividends and JCP; and (iii) cash spent on repurchase of shares in 2015 and no corresponding expenditure in 2016, all of which were partially offset by the reduction in gains from new loans and net cash outflows from financial costs, except for interest.

10.2 – Operating and financial income

a) Operating income of the Company, particularly: (i) the description of material income components; and (ii) factors with material impact on operating income.

i) Description of any material income components

The revenues of the Company and its subsidiaries primarily consist of the sale of beers, near beer, carbonated soft drinks and non-carbonated and non-alcoholic beverages through the operations described in Item 10.1 above.  To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

ii) Factors that materially affect operating income

2017

In Brazil, the results of our beer operation in 2017 improved consistently during the year, reaching an inflection point and resuming the growth. Despite the negative volume of the industry, our beer operation generated volume, revenue and EBITDA growth. Our Soft Drinks and Non-Alcoholic and Non-Carbonated Beverages operation in Brazil was negatively impacted by the strong retraction of the soft-drink industry in Brazil. Notwithstanding, we had a good performance of the premium brands Fusion, Lipton and Do Bem, which reached positive volume results in relation to the previous year. Within this context, we are confident that the initiatives implemented by means of our commercial platforms contributed to our evolution in 2017.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

In Central America and the Caribbean (CAC), we initiated our Panama operation, with a solid growth of our brand portfolio, which includes Atlas Golden Light and Stella Artois. Therefore, we had an expansion of EBITDA in the region corresponding to, approximately, 600 million of US dollars, which represents an increase of over 24% in relation to the previous year.

In Latin America South (LAS), our volume presented a solid growth, supported by the expansion of the beer market in Argentina and Paraguay, and by the good performance of our Brahma, Patagonia and Stella Artois brands.

And, in Canada, we maintained our market leadership, mainly due to the performance of Bud Light and Stella Artois and of our mixed beverage portfolio, ciders and special beers, which includes the Mill Street and Archibald brands.

2016

In Brazil, 2016 proved to be one of the most challenging years of our history, having had an impact primarily caused by (i) an increase in states taxes, (ii) political and economic uncertainties along with one of the highest unemployment rates recorded in years, deteriorating the income available and leading to the drop in the industry, and (iii) cost of sales, which had an impact caused by foreign exchange. Despite that, we continued to make structural investments in our business, including in our commercial platforms.

In Central America and the Caribbean (CAC), we had an organic growth of 21.3% of our EBITDA, reaching approximately 430 million U.S. dollars. This result was driven by our volumes, which have grown with the expansion of the beer market in the Dominican Republic and the gain in market share in Guatemala.

In Latin America South (LAS), our revenue management and cost discipline strategy in Argentina has performed once again an important role to face the adverse scenario in the country, which, along with the strong volume performance in other important markets of the region, such as Bolivia, Chile and Paraguay, has led to a solid growth of EBITDA.

And in Canada, we continued our thriving growth in net revenue, mainly driven by the benefit of our strategic acquisitions in craft beer, ready-to-drink and ciders categories, which has helped us to reach the highest market share in the last 17 years and has contributed for us to deliver growth, in local currency, of net revenue and EBITDA in the country.

2015

In Brazil, in 2015, in addition to a difficult comparison basis with the 2014 FIFA World Cup, the macroeconomic environment continued to worsen in all quarters of the year. Despite that, we maintained our focus on aspects that we could manage and delivered higher net revenues and operating income, while facing pressure from the decrease in volumes of beer and soft drinks manufacturers in the country.

In Central America and the Caribbean (CAC), we had another year of sound growth in all major countries in which we operate in the region, while continuing to capture significant opportunities of growth in net revenues and expansion of the EBITDA margin, focused on organic and inorganic growth strategies.

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In South America (LAS), we strengthened our strategy in the mainstream, premium and near beer segments, being able to reduce the effects of volatility in Argentina, and increasing our EBITDA above the average inflation rates registered in the region.

In Canada, we accelerated growth of net revenues with an excellent balance between volume and prices, through growth in the mainstream segment and expansion in the premium segment, including craft beers.

b) income variation ascribed to variations in prices, foreign exchange rates, inflation, volumes and introduction of new products and services

Net Revenue – Comparison between figures as of December 31, 2017 and 2016

Net revenue increased 5.0% in the year ended on December 31, 2017, reaching R$ 47,899.3 million compared to R$ 45,602.6 million in 2016.

	Net Revenue
	Year ended on December 31,
	2017		2016		% Variation
	R$ million, except for percentages
Latin America North	31,086.0	64.9%	28,927.8	63.4%	7.5%
Brazil	26,353.0	55.0%	24,954.6	54.8%	5.6%
Beer Brazil(1)	22,509.3	47.0%	21,173.1	46.5%	6.3%
NAB(2)	3.843.7	8.0%	3,781.5	8.3%	1.6%
CAC(3)	4.733.0	9.9%	3,973.2	8.7%	19.1%
Latin America South	10,769.7	22.5%	10,212.9	22.4%	5.5%
Canada	6,043.5	12.6%	6,461.9	14.2%	-6.5%
Ambev Consolidated	47,899.3	100.0%	45,602.6	100.0%	5.0%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

	Sales Volume
	Year ended on December 31,
	2017		2016		% Variation
	In thousands of hectoliters, except for percentages
Latin America North	118,631.8	72.9%	116,632.7	73.0%	1.7%
Brazil	106,360.0	65.3%	106,961.4	66.9%	-0.6%
Beer Brazil(1)	80,233.6	49.3%	79,670.1	49.8%	0.7%
NAB(2)	26,126.4	16.0%	27,291.3	17.1%	-4.3%
CAC(3)	12,271.8	7.5%	9,671.3	6.1%	26.9%
Latin America South	34,062.0	20.9%	32,934.5	20.6%	3.4%
Canada	10,135.7	6.2%	10,254.5	6.4%	-1.2%
Ambev Consolidated	162,829.4	100.0%	159,821.6	100.0%	1.9%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

	Net Revenue per Hectoliter
	Year ended on December 31,
	2017	2016	% Variation
	(In Reais, except for percentages)
Latin America North	262.0	248.0	5.6%
Brazil	247.8	233.3	6.2%
Beer Brazil(1)	280.5	265.8	5.6%
NAB(2)	147.1	138.6	6.2%
CAC(3)	385.7	410.8	-6.1%
Latin America South	316.2	310.1	2.0%
Canada	596.3	630.2	-5.4%
Ambev Consolidated	294.2	285.3	3.1%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

Latin America North Operations

Brazilian Operations

Net revenue from our Beer and NAB operations in Brazil increased 5.6% in 2017, reaching R$ 26,353.0 million.

Beer Operations in Brazil

Net revenue from beer sales in Brazil increased 6.3% in 2017, accumulating R$ 22,509.3 million, mainly explained by an increase of 5.6% in the revenue per hectoliter, which amounted to R$280.5/hl, together with an increase of the sale volume of 0.7% in the period. The increase in the net revenue per hectoliter was the result of our revenue management strategy implemented in the 3rd quarter of the year.

Operations of carbonated soft drinks and non-alcoholic and non-carbonated beverages in Brazil

Net revenue from NAB operations in 2017 increased 1.6%, reaching R$ 3,843.7 million. The volumes dropped 4.3% in 2017, which is lower than the drop in the carbonated soft drinks industry, since consumers continued to replace soft drinks with water and low-cost juice powder. Net revenue per hectoliter in Brazil’s NAB segment increased 6.2% in 2017, reaching R$ 147.1/hl in the year, especially due to our revenue management and positive mix.

Central America and the Caribbean (CAC) Operations

The CAC operations showed an increase in net revenue in 2017 of 19.1%, rising to R$ 4,733.0 million, due to a significant volume increase of 26.9%, beneficiated from our operations in Panama and an organic growth of net revenue per hectoliter, partially offset by the negative the effects of currency conversion into Reais.

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Latin America South (LAS) Operations

Latin America South (LAS) operations contributed R$ 10,769.7 million to the consolidated revenue in 2017, representing an increase of 5.5% due to, mainly, the increase of 3.4% of the sale volume in the region. Our net revenue per hectoliter increased 19.0% in local currency due to our revenue strategy management, which was almost entirely offset by the negative effect of the exchange rate change in the conversion into Reais.

Canada Operations

Our operations in Canada contributed R$ 6,043.5 million to our consolidated net revenue in 2017, corresponding to a decrease of 6.5% in comparison to the previous year. This result arises from, mainly, the negative effect of the exchange rate change in the conversion to Reais. In local currency, the increase of 1.5% of our net revenue per hectoliter was almost entirely offset by a drop in the volume of 1.2% impacted by a weak beer industry in the year.

Net Revenue – Comparison between figures as of December 31, 2016 and 2015

Net revenue decreased 2.4% in the year ended on December 31, 2016, dropping to R$45,602.6 million against R$46,720.2 million 2015.

	Net Revenue
	Year ended on December 31,
	2016		2015		% Variation
	R$ million, except for percentages
Latin America North	28,927.8	63.4%	29,654.9	63.5%	-2.5%
Brazil	24,954.6	54.7%	26,326.1	56.4%	-5.2%
Beer Brazil(1)	21,173.1	46.4%	22,441.3	48.1%	-5.7%
NAB(2)	3,781.5	8.3%	3,884.8	8.3%	-2.7%
CAC(3)	3,973.2	8.7%	3,328.8	7.1%	19.4%
Latin America South	10,212.9	22.4%	11,255.6	24.1%	-9.3%
Canada	6,461.9	14.2%	5,809.7	12.4%	11.2%
Ambev Consolidated	45,602.6	100.0%	46,720.2	100.0%	-2.4%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

	Sales Volume
	Year ended on December 31,
	2016		2015		% Variation
	In thousands of hectoliters, except for percentages
Latin America North	116,632.7	73.0%	123,463.5	73.0%	-5.5%
Brazil	106,961.4	66.9%	114,354.2	67.6%	-6.5%
Beer Brazil(1)	79,670.1	49.8%	85,330.9	50.5%	-6.6%
NAB(2)	27,291.3	17.1%	29,023.3	17.2%	-6.0%
CAC(3)	9,671.3	6.1%	9,109.2	5.4%	6.2%
Latin America South	32,934.5	20.6%	35,914.5	21.2%	-8.3%
Canada	10,254.5	6.4%	9,700.3	5.7%	5.7%
Ambev Consolidated	159,821.6	100.0%	169,078.2	100,0%	-5.5%

(1) Beer and near beer operations in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

	Net Revenue per Hectoliter
	Year ended on December 31,
	2016	2015	% Variation
	(In Reais, except for percentages)
Latin America North	248.0	240.2	3.3%
Brazil	233.3	230.2	1.3%
Beer Brazil(1)	265.8	263.0	1.1%
NAB(2)	138.6	133.9	3.5%
CAC(3)	410.8	365.4	12.4%
Latin America South	310.1	313.4	-1.1%
Canada	630.2	598.9	5.2%
Ambev Consolidated	285.3	276.3	3.3%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

Latin America North Operations

Brazilian Operations

Net revenue from our Beer and NAB operations in Brazil decreased 5.2% in 2016, reaching R$24,954.6 million.

Beer Operations in Brazil

Net revenue from beer sales in Brazil decreased 5.7% in 2016, accumulating R$21,173.1 million, mainly explained by the drop in volume of 6.6% partially offset by an increase of 1.1% in revenue per hectoliter, which amounted to R$265.8/hl. The increase in net revenue per hectoliter was primarily impacted by the increase in taxes. In addition, as part of our revenue management strategy, we use our entire portfolio of packaging and brands to reach prices that are more attractive to the consumer, including returnable glass bottles of 300ml, which represented 23% of our volumes in supermarkets in 2016.

Operations of carbonated soft drinks and non-alcoholic and non-carbonated beverages in Brazil

Net revenue from NAB operations in 2016 dropped 2.7%, to R$3,781.5 million, chiefly due to lower sales volume. Volumes decreased by 6.0% in 2016, in line with the drop in the industry of soft drinks of one average digit, since consumers continued to replace soft drinks with water and low-cost juice powder. Net revenue per hectoliter in Brazil’s NAB segment increased by 3.5% in 2016, to R$138.6/hl, especially due to our revenue management.

Central America and the Caribbean (CAC) Operations

Ambev’s CAC operations showed an increase in net revenue in 2016 of 19.4%, rising to R$3,973.2 million, due to the increase of 6.2% in volume; organic growth of net revenue per hectoliter; and the effects of currency conversion into Reais.

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Latin America South (LAS) Operations

Latin America South (LAS) operations contributed R$10,212.9 million to Ambev’s consolidated revenue in 2016, representing a decrease of 9.3%. Our net revenue per hectoliter increased 26.2% in local currency due to our revenue strategy management, which was more than offset by the negative effect of the change in exchange rate in the conversion into Reais.

Canada Operations

Our operations in Canada contributed R$6,461.9 million to our consolidated revenue in 2016, an increase of 11.2% in comparison with the previous year. This is primarily due to the 5.7% increase in volume, driven by the benefit of our recent acquisitions of craft beer and near beer and the increase in our revenue per hectoliter of 1.8% in local currency, in addition to the effect of the appreciation of the Canadian dollar against the Brazilian Real.

c) impact of inflation, price variations of main inputs and products, foreign exchange and interest rates on the Company’s operating and financial income, where relevant.

2017

In 2017, our costs of products sold in Brazil were once again severely impacted by the hedge rate of the Brazilian Real again the U.S. Dollar, since this was significantly higher than the average rate of the previous year, mainly when compared to the first semester of the year. On the other hand, the prices of commodities were hedged in US dollars at values lower than those of the previous year, with positive impact on the cost of products sold, except for sugar, which specifically impacted the cost of sold products in the NAB operation in the country. In our international operations, in general, the costs had a positive impact by the appreciation of the Brazilian Real against the local currencies of each operation. Specifically in Latin America South, the inflationary pressures, especially in Argentina, continued to adversely affect our local labor and logistic costs.

2016

In 2016, our costs of products sold in Brazil were severely impacted by the hedge rate of the Brazilian Real again the U.S. Dollar, since this was significantly higher than the average rate of the previous year, mainly when compared to the second semester of the year. On the other hand, the prices of commodities were hedged in US dollars at values lower than those of the previous year, with positive impact on the cost of products sold. Inflationary pressures in Latin America South, especially in Argentina, continued to adversely affect our local labor and logistic costs. In Brazilian Reais, this impact was mostly offset by the depreciation of the Argentinean Pesos. In Canada, costs were adversely impacted by the appreciation of the Canadian Dollar against the Brazilian Real.

2015

The cost of products sold in Brazil in 2015 was adversely affected by the Real/US Dollar hedging rate, which was once again higher than the average rate recorded in the previous year. On the other hand, the price of commodities was hedged in US dollars at values lower than those of the previous year, with positive impact on the cost of products sold. Inflationary pressures in Latin America South continued to adversely affect our local labor and logistic costs, in addition to the devaluation of the Real against the functional currencies of our principal operations in the region. In Canada, costs were adversely impacted by the appreciation of the Canadian Dollar against the Real.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

2017 vs. 2016

Our net financial result reduced 5.6% in 2017, from R$ 3,702.0 million in 2016 to R$ 3,493.9 million. This year result also includes the impact of two non-recurring financial expenses of R$ 976.8 million, being (i) an expense of R$ 835.7 million concerning losses with the exchange rate change over loans among the companies of the group, which were historically reported in the owners’ equity and were reclassified to the result of the fiscal year upon the liquidation of said loans; and (ii) an expense of R$ 141.0 million paid as the result of the adhesion to the PERT 2017. Without such non-recurring financial expenses, the net financial result totalized an expense of R$ 2,517.1 million in the year, which represents a reduction of 32% compared to the result of 2016, driven, mainly, by lower losses with derivative instruments, and to currency hedging costs related, mainly,  to our exposure to cost of goods sold in Brazil and Argentina.

2016 vs. 2015

Our net financial result increased 63.2% in 2016, from R$ 2,268.2 million in 2015 to R$ 3,702.0 million. This result is primarily explained by (i) higher interest expenses, of which approximately R$ 600 million refer to an expense with no cash effect related to the put option associated to our CND investment, and (ii) higher losses from derivative instruments, basically as a result of currency hedging costs chiefly related to our exposure to cost of goods sold in Brazil and Argentina, which were partially offset by the hedging of our cash positions in foreign currency against the Brazilian Real.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

10.3 - Events with effective or expected material effects on the Financial Statements and Income

a) introduction or divestment of operating segment

Not applicable, since there was no introduction or divestment of operating segments.

b) organization, acquisition or disposal of equity interest

Renegotiation of the shareholders’ agreement of Tenedora CND

On December 1, 2017, the Company notified its shareholders and the market in general that E. León Jimenes, S.A. (“ELJ”), partner of the Company in Tenedora CND, S.A. (“Tenedora”), owner of almost the totality of  Cervecería Nacional Dominicana, S.A., partially exercised its sale option of approximately 30% of the capital of Tenedora, under the provisions of the shareholders’ agreement of Tenedora. Due to the partial exercise of said sale option, the Company paid to ELJ the amount of, approximately, R$ 3 billion (corresponding to, approximately, USD 926.5 million) and became the owner of 85% of Tenedora, and the remaining 15% are still owned by ELJ. In addition, considering the strategic importance of the alliance with ELJ, the Board of Directors of the Company approved, on said date, the extension of the term, from 2019 to 2022, to the exercise of the purchase option granted by ELJ to the Company. The operation was subject to some conditions precedent that were complied with on January 18, 2018, as described under Note 36 – Subsequent Events.

Perpetual licensing agreement to Quilmes

On September 2017, the Cervecería y Maltería Quilmes S.A., a subsidiary of Ambev, executed an agreement under which AB InBev grants a perpetual license to Quilmes in Argentina for the distribution of the Budweiser brand and other North-American brands after the recovery of the distribution rights of these brands by AB InBev from the Chilean entity Compañia Cervecerías Unidas S.A. - CCU. The agreement also establishes the transfer of Cerveceria Argentina Sociedad Anonima Isenbeck by AB InBev to Quilmes and the transfer by Quilmes of some Argentinean brands (Norte, Iguana and Baltica) and related commercial assets, in addition to USD 50 million by Quilmes. The closing of the transaction was subject to approval by the Argentine antitrust authority (Comisión Nacional de Defensa de la Competence) of the major documents of the transaction and other customary closing conditions. The Argentine antitrust authority's approval came into effect on April 27, 2018, and the transaction was completed on May 2, 2018.

c) unusual events or transactions

Equity Swap Agreements

On May 16, 2017 the Board of Directors of the Company approved the contracting, by the Company or its controlled companies, of equity swap agreements through financial institutions to be defined by the board of officers of the Company, with preference for shares issued by the Company or American Depositary Receipts based on these shares (“ADR’s”). The liquidation of the equity swap should occur within a maximum term of 18 months counted from such approval, and the agreements could result in the exposition of up to 80 million of shares of common stock, with the limit amount of up to R$2.3 billion.

On December 21, 2017, the Board of Directors of the Company approved the execution, by the Company or its controlled companies, of new equity swap agreements, without prejudice to the liquidation, within the regulatory term, of the agreements still in effect, whose execution was approved in a meeting of the Board of Directors on May 16, 2017, as mentioned above. Such agreements may result in the exposition of up to 44 million of shares of common stock (of which a portion or the totality may be by means of ADRs), with limit value of up to R$ 820 million added by the balance of the agreements executed within the scope of the approval on May 16, 2017 and not yet liquidated could result in the exposition of up to 80 million of shares of common stock .

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

On May 15, 2018, the Board of Directors of the Company approved the execution, by the Company or its controlled companies, of new equity swap agreements, without prejudice to the liquidation, within the regulatory term, of the agreements still in effect, whose execution was approved in meetings of the Board of Directors held on May 16, 2017 and December 21, 2017, as mentioned above. Such agreements may result in exposure of up to 80 million common shares (all or part of which may be through ADRs), with an amount of up to R$1.8 billion and, together with the balance of agreements entered into as approved on May 16, 2017 and December 21, 2017 and not yet liquidated, may result in exposure of up to 122,242,125 common shares.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

10.4 – Significant changes in accounting practices – Qualifications and emphasis in the auditors’ report

a) Significant changes in accounting practices

a.I) Regarding the financial statements for the year ended on December 31, 2017: Consolidated and separate financial statements.

There were no significant changes in the accounting policies of the consolidated and separate financial statements of December 31, 2017, as well as in the calculation methods used in relation to those presented in the financial statements for the year ended on December 31, 2016.

a.II) Regarding the financial statements for the year ended on December 31, 2016: Consolidated and separate financial statements.

There were no significant changes in the accounting policies applicable to the financial statements of the Company.

a.III) Regarding the financial statements for the year ended on December 31, 2015: consolidated and separate financial statements

Except for the change in the accounting practice relating to the consolidation of an exclusive fund by the parent company, there were no significant changes in the accounting policies of the individual and consolidated financial statements as of December 31, 2015.

b) Significant effects of changes in accounting practices

b.I) Regarding the financial statements for the year ended on December 31, 2017:

The amendments of the following existing rules were published and are mandatory for future annual accounting years. Although the IFRS sets forth the early adoption, the regulatory bodies in Brazil have been forbidding this anticipation to preserve the comparability aspects. Therefore, for the year ended on December 31, 2017, said norms were not applied in the elaboration of these financial statements.

IFRS 9/CPC 48  – Financial Instruments (in effect as of January 1, 2018) which aims to replace IAS 39/CPC 38, introduce new requirements for the classification of financial assets that depends on entity’s business model and the contractual characteristics of the cash flow of the financial instruments; define a new model of impairment losses accounting which shall require more effective recognition and introduces a new standard of hedge accounting and impairment test with greater risk management activity disclosures. The new hedge accounting model represents a significant revision of the policy and aligns the accounting addressing with the risk management activities. IFRS 9/CPC 48 also removes the volatility in the result that was caused by the changes in credit risk of the liabilities established to be measured at fair value. The Company assessed the impacts arising from the application of the new rule and concluded that there is no significant impact in its financial position, financial performance or risk management activities.

IFRS 15/ CPC 47 – Revenue of Agreement with Customers Client (in effect as of January 1, 2018)  requires that revenue recognition be made in order to reflect the transfer of goods or services to the customer for an amount which reflects the expectation of the company to have in exchange the rights of such goods or services. The new rule shall also result in greater and improved revenue disclosures, and shall provide guidance for transactions that were not previously extensively addressed (for example, service revenues and changes in the agreements) and shall improve guidance for multi-element .

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

In the implementation date (January 1st, 2018), the adjustment of the initial balance of the Shareholders’ equity resulted in a reduction of the accumulated profit equivalent to R$355,383 in the first quarter of 2018 to reflect the amendment in the accounting policy relating to the performance which, in accordance with IFRS 15, shall be linked to the price of the relevant transaction in 2017.

IFRS 16/CPC 06 (R2) –Leasing Operations (in effect as of January 1, 2019) replaces the existing accounting requirements of leasing operations and represent a significant change in the accounting and disclosure of the leasing operations that were previously classified as operational leasing with more assets and liabilities to be reported in the balance sheet and a different recognition of the leasing costs.

The Company is under the process to assess the total impact of the application of the IFRS 16/CPC 06 (R2) and expects changes in the presentation of operational leasing, which will begin to be recognized in the balance sheet. Other norms, interpretations and amendments to the rules and other mandatory changes for the accounting statements beginning in January 1, 2017 were not listed above due to their non-applicability or to their insignificance to the accounting statements of the Company.

b.II) Regarding the financial statements for the year ended on December 31, 2016:

There were no significant changes.

b.III) Regarding the financial statements for the year ended on December 31, 2015:

Except for the change in the accounting practice relating to the consolidation of an exclusive fund of the parent company, as mentioned in item a.III) above, there were no significant changes in our accounting policies.

c) Qualifications and emphasis contained in the auditor’s report

There were no qualifications or emphasis in the auditor’s report in the past three fiscal years.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

10.5 – Critical accounting policies

We consider an accounting policy to be critical when it is important to reflect our financial condition and operating income and require complex or significant judgments and estimates on the part of our management. For a summary of all accounting practices, please see Note 3 to the financial statements of the Company.

The individual and consolidated accounting statements were prepared according to Brazilian and international technical pronouncements, which require from management to make judgments and estimates and to make decisions that affect the application of the accounting practices and the amounts shown in the balance sheet and income statement. The estimates and the underlying judgments are based on historical experience and on several other factors considered reasonable in the light of the circumstances, whose results constitute the criterion for taking decisions regarding the book value of assets and liabilities not readily evident from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates can only affect the period in which the estimate is revised or future periods.

Although each critical accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to an understanding of its results:

(i)                  Goodwill

The goodwill arises from the acquisition of subsidiaries, affiliates, and joint arrangements.

The goodwill is determined to be the surplus: (i) of the consideration paid; (ii) of the amount of any non-controlling interests in the subsidiary acquired (when applicable); and (iii) of the fair value, on the acquisition date, of any previous equity interest in the subsidiary acquired, over the fair value of the net assets acquired, on the respective acquisition date. All business combinations are booked by the application of the method of accounting allocation of the investment cost.

In accordance with IFRS 3 – Business Combinations, goodwill is booked at cost and is not amortized, but instead tested for impairment at least once a year, or whenever there are indications of impairment to the cash generating unit to which it is allocated. Impairment losses recognized on goodwill are not reversed. Gains and losses on disposal of an entity include the book value of goodwill relating to the entity sold.

Goodwill is expressed in the currency of the subsidiary or the joint operation to which it refers, and is converted into Reais at the exchange rate in force at the end of the year.

In the case of affiliates and joint ventures, the book value of goodwill is included in the book value of the interest in the affiliate and/or the joint venture.

When the Company’s interest in the net fair value of the assets, liabilities and contingent liabilities recognized exceeds the cost of a business combination, the surplus is recognized immediately in the income statement.

The goodwill generated internally is booked as an expense, as incurred.

The goodwill includes the effects of the historic cost.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

(ii)          Business combinations:

Company uses the investment cost as the accounting method for recording business combinations. The consideration paid for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity instruments issued by Company Costs related to an acquisition are booked in income for the period when incurred. The assets, liabilities and contingent liabilities acquired / assumed in a business combination are recognized initially at fair value on the acquisition date. Company recognizes non-controlling interests in the subsidiary acquired both at fair value and according to the proportion held by minority shareholders in the fair value of the net assets acquired. Non-controlling interests are measured for each acquisition made.

The surplus (i) of the consideration paid; (ii) of the amount of any non-controlling interests in the subsidiary acquired (when applicable); and (iii) of the fair value, on the acquisition date, of any previous equity interest in the subsidiary acquired, over the fair value of the net assets acquired, is recorded as goodwill. When the sum of the above three items is less than the fair value of the net assets acquired, the gain is recognized directly in the income statement for the year.

Transactions, balances and gains not realized in transactions among the companies of the group are eliminated. The non-realized losses are also eliminated, unless the operation provides evidences of the impairment of the transferred asset.

(iii)         Business combinations involving entities under common control

Business combinations between entities under common control have not yet been specifically addressed by IFRS or CPC. IFRS 3/CPC 15(R1) - Business combinations is the pronouncement that applies to business combinations, but explicitly excludes from its scope the business combinations between entities under common control.

Therefore, as permitted by IAS 8/CPC 23 - Accounting Policies, Change of Estimate and Error Rectification, Management adopted an accounting practice in line with the Generally Accepted Accounting Principles in the United States and United Kingdom (USGAAP - Generally Accepted Accounting Principles (United States) and UKGAAP - Generally Accepted Accounting Principles (United Kingdom)), the predecessor basis of accounting to record the book value of the received asset, such as recorded by the subsidiary.

The predecessor basis of accounting provides that when booking a transfer of assets or an exchange of equity interest between entities under common control, the entity receiving the net assets or equity interests, shall initially measure the assets and liabilities transferred, recognized at their book values in the accounts of the transferring entity, on the transfer date, retrospectively. If the book values of the assets and liabilities transferred by the subsidiary differ from the historical cost of the subsidiary of the entities under common control, the accounting statements of the receiving entity must reflect the assets and liabilities transferred to the cost of the subsidiary of the entities under common control.

In relation to the transactions between entities under common control involving the disposal/transfer from the subsidiary to its controlling shareholder, i.e., above the level of Ambev’s consolidated financial statement, the Company evaluates the existence of (i) opposition of interests; and (ii) substance and economic purpose. Having fulfilled these assumptions, seeking to provide adequate visibility and fair impact on the amount of distributable results to its shareholders, notably non-controlling shareholders, the Company has adopted as a policy, in a similar way, the concepts of IAS 16/CPC 27 - Fixed asset. Said policy contemplates assets acquired through swap for non-monetary asset, or a combination of monetary and non-monetary assets. The assets subject to swap may be of the same nature or of different natures. The cost of such asset item is measured at fair value, unless the swap transaction is not of a commercial nature, or the fair value of the received asset and the assigned asset may not be reliably measured. The acquired asset is measured in this way even if the entity may not immediately retire the assigned asset. If the acquired asset is not measurable at fair value, its cost is determined by the book value of the assigned asset.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

When there is a distribution of assets other than in the form of cash, the asset before its distribution is measured at its fair value against an income account for the year. Although its application is provided for distributions through which the owners of the same class of equity instruments are benefited and the treatment of which is equitable, also in a manner similar to the ICPC 07/IFRIC 17, in the absence of a specific accounting practice for transactions under common control, we consider the provisions of this instruction in the definition of our accounting practice. As well as in other sales that Ambev makes for its controlling shareholder (products, inputs etc.) where the result of the transaction is recognized in the income statement as provided in paragraph 56 of ICPC 09 and similar to paragraph 33a of CPC 31 (the only rule that deals with the disposal of business, without distinguishing between transactions with controlling shareholder and third party).

(iv)          Joint arrangements:

Joint arrangements are all entities over which the Company shares control with one of more parties. Joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor.

(v)           Employee benefits:

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its earnings to Fundação Zerrenner.

The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and its subsidiaries located in the Dominican Republic, Panama, Uruguay, Bolivia and Canada.

Ambev maintains funded and unfunded plans.

v.1)         Defined contribution plans

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a fund. Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

The contributions from such plans are recognized as an expense in the period in which they are incurred.

v.2)         Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employees. The amounts charged to the income statement consist of current service cost, interest, past service costs and the effect of any settlements and agreements. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation, less the fair value of the plan assets.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Past service costs result from the introduction of new plans or changes to existing ones. They are immediately recognized in the income statement for the year on whichever occurs first between the date of: (i) settlements / agreements, or (ii) when the Company recognizes costs related to restructuring or termination, unless the changes are conditional on the employee remaining in their job for a specific period of time (the period during which the right is acquired). In such case, costs of past services are amortized using the straight-line method during the vesting period.

Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred, and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in comprehensive income.

Re-measurements consisting of actuarial gains and losses, the effect of assets ceiling and the return on the plan’s assets, both excluding net interest, are recognized in the statement of comprehensive income, in their totality, during the period in which they occur. Re-measurements are not reclassified for the income statement in subsequent periods.

When the amount calculated for a defined benefit plan is negative (an asset), Ambev recognizes such assets (prepaid expenses) to the extent of the amount of the economic benefit available to Ambev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide medical benefits, reimbursement of certain medication expenses and other benefits to certain previous retirees through Fundação Zerrenner. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Termination benefits

Termination benefits are recognized as an expense on the first of the following dates: (i) when Ambev is committed to a detailed formal plan for terminating the employment relationship prior to the normal retirement date, with no real possibility of withdrawing it; and (ii) when Ambev recognizes restructuring costs.

Bonus

Bonus granted to employees and managers are based on attaining pre-defined individual and collective targets. The estimated amount of the bonus is recognized as an expense in the period in which it accrues.

(vi)          Share-based payment:

Different compensation programs based on shares and options allow members of Management and other executives appointed by the Board of Directors to acquire the Company’s shares.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

The fair value of the stock options is measured on the granting date using the most appropriate option pricing model. Based on the expected number of options to be exercised, the fair value of the options granted is recognized as an expense during the option vesting period against shareholders’ equity. When the options are exercised, shareholders’ equity increases by the amount of the proceeds received.

(vii)         Provisions:

Provisions are recognized when: (i) the Company has a current (legal or non-formalized) obligation resulting from past events; (ii) there is likely to be a future disbursement to settle a current obligation; and (iii) the amount can be estimated with reasonable certainty.

The provisions, except for the ones mentioned in the disputes and litigation topic, are measured by discounting expected future cash flows at a pre-tax rate that reflects current market valuations of the value of money over time and, when appropriate, the specific risks of the obligation. The increase in the provision is recognized as a financial expense.

Disputes and litigation

Provisions for disputes and litigation are recognized when it is more likely than not that the Company will be forced to make future payments resulting from past events. These payments include, but are not limited to, various claims, proceedings and lawsuits filed both by third parties and by the Company in respect of anti-trust laws, violations of distribution and licensing agreements, environmental matters, labor disputes, assessments by tax authorities and other litigations.

(viii)       Current and deferred income tax

The corporate income tax (IRPJ) and social contribution (CSLL) for the year represent current and deferred taxes. Income tax and social contribution are recognized to the income statement, unless they involve items directly recognized in the comprehensive income statement or other equity account. In these cases the tax effect is also recognized directly in the comprehensive income statement or equity account (except JCP, as per Note 3 (v)).

Expenses with current taxes is the expectation of payment on the taxable income for the year, using the nominal tax rate approved or substantially approved on balance sheet date, as well as any adjustment to tax payable referring to previous years.

Deferred tax is recognized using the balance sheet method. This means that in the case of taxable and deductible differences of a temporary nature between the tax and accounting bases of the assets and liabilities, the deferred asset or liability tax is recognized. Under this method the provision for deferred tax is also calculated on the differences between the fair value of the assets and liabilities acquired in a business combination and their tax base. IAS 12 / CPC 32 Income Taxes provides that no deferred tax be recognized when recognizing goodwill; and that no deferred asset and/or liability tax be recognized (i) upon initial recognition of an asset or liability arising from a transaction other than a business combination which at the time of the transaction does not affect the book or fiscal income or loss; and (ii) on differences involving equity investments in subsidiaries, provided these are not reversed in the foreseeable future. The value determined for the deferred tax is based on the expectation or realization or liquidation of the temporary difference, and uses the nominal rate approved or substantially approved.

Deferred tax assets and liabilities are offset where a legal enforceable right to offset current tax assets and liabilities exists and provided that they relate to taxes assessed by the same tax authority on the same taxpayer, or different taxpayers who intend to settle current tax assets and liabilities on a net basis or simultaneously realize the asset and settle the liability.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Deferred tax assets are recognized only to the extent any future taxable income is likely to occur. Deferred income tax assets are reduced to the extent no future taxable income is likely to occur.

ix)           Derivative financial instruments

Derivatives financial instruments are intended to hedge the Company against risks relating to foreign currencies, interest rates and commodity prices. Derivative financial instruments which, in spite of being contracted for hedging purposes, do not meet all hedging account criteria, are recognized at fair value through income for the year.

Derivative financial instruments are initially recognized at fair value, which is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments can be calculated based on market quotations; pricing models that consider current market quotations; or the credit quality of the counterparty.

After their initial recognition, derivative financial instruments are again measured at fair value on the date of the financial statements. Changes in the fair value of derivative financial instruments are recorded in the income for the year, except when these instruments are intended for hedging the cash flow or net investments, whose changes in fair value are recorded in comprehensive income.

The concepts of cash flow, net investment and fair value hedging are applied to all instruments that meet the hedge accounting requirements of IAS 39/CPC38 - Financial Instruments: Recognition and Measurement, including the maintenance of the documentation required and hedge effectiveness testing.

Accounting of cash flow hedge

When a derivative financial instrument hedges the exposure of cash flows of a recognized asset or liability, the foreign currency risk and commodities price fluctuation associated to a transaction whose performance is highly likely, the effective portion of any result (gain or loss) with the derivative financial instrument is directly recognized in the comprehensive result (cash flow hedged reserves). The ineffective portion of any gain or loss is immediately recognized in the income statement.

When a hedge instrument or a hedge relationship is extinct, but the hedged transaction is still expected to occur, the accumulated gains and losses (until that point) remain in the comprehensive income, being reclassified according to the above practice, when the hedge transaction occur. If the hedged transaction is no longer likely to occur, the accumulated gains and losses recognized in the comprehensive income are immediately reclassified to the income statement.

Accounting of fair value hedge

When a derivative financial instrument hedges the exposure to the variability in a fair value of a recognized asset or liability or a firm commitment, any result (gain or loss) with a derivative financial instrument is recognized in the income statement. The hedged item is also recognized by the fair value in relation to the risk being protected, with the respective recognized gains and losses in the income statement. Ambev shall discontinue fair value hedge accounting when the hedge object expires, is sold, is terminated or exercised.

Accounting of net investment hedge

When a derivative financial instrument hedges a net investment in operations abroad, the effective portion of any result (gain or loss) with the derivative financial instrument is recognized directly in the comprehensive income (conversion reserves), while the ineffective portion is recognized in the income statement.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

In the event of sale of the operation abroad, the accumulated amount of the gains or losses directly recognized in the broad result is transferred to the result of the fiscal year.

Derivatives measured at fair value by means of income

Certain derivative financial instruments do not qualify for accounting of hedge. The variations in the fair value of any of these derivative financial instruments are immediately recognized in the income statement.

(x)           Nonrecurring items

Nonrecurring items are those that, according to the Management, need to be disclosed separately due to their dimension or levy. In order to determine whether an event or transaction is non-recurrent or not, the Management takes into consideration qualitative and quantitative factors, such as the frequency or predictability of the event and of the potential impact on the variation of profits or losses. These items are disclosed in the income statement or separately in the financial statements' explanatory notes. Transactions that may give rise to non-recurring items are mainly restructuring, subsidiaries acquisition, impairment loss and gains and losses with the disposal of assets and investments activities.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

10.6 – Material items not mentioned in the financial statements

a) the assets and liabilities directly or indirectly held by the Company and not reflected in its balance sheet

Not applicable since there is no material item not reflected the Company’s financial statements, including the notes thereto, especially notes 30 and 29.

b) other items not mentioned in the financial statements

Not applicable since there is no material item not reflected the Company’s financial statements, including the notes thereto.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

10.7 – Comments on items not mentioned in the financial statements

a) how do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the financial statements of the Company

As mentioned in item 10.6 above, there are no items that were not mentioned in our financial statements, including the notes thereto.

b) nature and purpose of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

c) nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

10.8 – Business Plan

a) investments (including quantitative and qualitative descriptions of existing investments and anticipated investments, sources of financing for existing and anticipated material investments and divestments), particularly: (i) quantitative and qualitative description of existing and anticipated investments; (ii) sources of financing for investments; and (iii) relevant divestments in progress and anticipated.

i. quantitative and qualitative description of existing and anticipated investments

In 2017, the investments in consolidated property, plant, and equipment and intangible assets summed R$ 3,203.7 million, consisting of R$ 1,859.7 million for our business segment in Latin America North, R$ 1,051.2 million related to investments in our Latin America South operations and R$ 292.8 million related to investments in Canada.

In 2016, the investments in consolidated property, plant, and equipment and intangible assets summed R$ 4,132.7 million, consisting of R$ 2,450.1 million for our business segment in Latin America North, R$ 1,365.5 million related to investments in our Latin America South operations and R$317.1 million related to investments in Canada.

In 2015, the investments in consolidated property, plant, and equipment and intangible assets summed R$ 5,261.2 million, consisting of R$ 3,321.3 million for our business segment in Latin America North, R$ 1,654.1 million related to investments in our Latin America South operations and R$ 285.8 million related to investments in Canada.

These investments included, mainly, the expansion of the productive capacity, quality control, automation, modernization and replacement of the packaging lines, storage for direct distribution, coolers, and investment for the replacement of bottles and crates, market assets of former players as well as continued investment in information technology.

In 2018, we plan to invest with the purpose of strengthening our growth platforms and improving our operational excellence through innovations that may put us in a better position to best attend to the consumer market.

ii. sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries.

Additionally, during the meetings held on August 28, 2015, and October 14, 2015, the Company approved the first (1st) issue of debentures not convertible into shares, unsecured, of a single series, in the amount of One billion Reais (R$1,000,000,000.00), intended for public distribution with restricted distribution efforts. Said issue was conducted according to article 1, item I, of Law 12431. Accordingly, the funds raised by the Company will be exclusively allocated to the investment projects (including reimbursements, as provided for in Law 12431) described in the relevant deed of issue, as amended, and included in the scope of the Company’s investment plan (capex).

iii. relevant divestments in progress and anticipated

On this date, there are not any relevant divestments in course or programmed for the future.

b) acquisitions already disclosed of plants, equipment, patents and other assets that may significantly affect the production capacity of the Company

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There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 10.8.a above that may significantly affect the production capacity of the Company.

c) new products and services

Over the past few years, the Company invested in launching new products and packs, and intends to continue investing in product innovations. However, because this involves trade secrets, this information may not be disclosed in advance.

In 2015, we launched Skol Ultra and extensions of Brahma Extra in order to address different consumption situations and strengthen the value of Skol and Brahma mother-brands. Additionally, we expanded our near beer portfolio with the launch of Skol Beats Spirit, and improved the experience of consumers at the bars with the launch of Cubo Skol, a new generation of coolers, and Skol Draft, which is already available in over 10,000 points of sales in Brazil. We have also announced an investment of R$180 million in a new technological development center in Rio de Janeiro, seeking to boost product innovation and the development of new liquids and new packages. The development center should start operating in 2017.

In 2016, we kept on aggregating new brands and beverages to the beer and near-beer portfolio, including Bohemia-14 Weiss, Bohemia 838 Pale Ale, Bohemia Aura Lager, Três Fidalgas, new flavors of Colorado and Skol Beats Secret. Among NAB, the highlight is "Do Bem", an addition made to the group of juices and teas, which launched a new phase in our history. We have also developed AMA, the mineral water whose profit is 100% sent to projects to enable access to drinking water in the semi-arid region in Brazil. These are initiatives which are part of a comprehensive market strategy of meeting the demands of different consumers.

In 2017, with the purpose of offering people an experience which goes beyond a glass of beer, we presented our customers with special editions of our products, such as, Brahma Extra Märzen Lager, created to celebrate the Brazilian editions of the Oktoberfest with a limited label which reinforces the beer tradition of almost 130 years of such brand.  To celebrate the Brazilian fruits, regardless of the name, taste and appearance, Colorado launched 4 beers: Eugenia, Nassau, Rosalia and Murica, this, for instance, won the best Cream Ale of the World prize in the World Beer Awards (London). Recognizing micro producers of the Brazilian ingredients used in our beers, Colorado launched a limited edition with the producers mentioned in the labels and 10% of the profits were destined to the relevant producers. We built the Ateliê Wäls, which shelters cave, brewer, restaurant, office, store and external area for food trucks, all in one place. Relating to non-alcoholic beverages, the energetic drink brand Fusion expanded its portfolio in 3 lines of beverages. In addition to the traditional line, launched Wake Up and T-Break, which blends Fusion with the taste of fruit juices, iced tea, respectively.

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10.9– Other factors with material influence

There were no other factors with material influence in the last three business years.

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11.1- Projections released and assumptions

In its earnings release for the year 2017, the Company did not report projections for 2018.

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11.2 - In the event of the issuer having disclosed projections for evolution of its indicators during the last 3 fiscal years

a) State which are being replaced by new projections included in the form and which are being repeated in the form

Growth of COGS (cost of goods sold) per hectoliter, excluding depreciation and amortization in Brazil, which was projected by the Company for 2017 were not projected for 2018.

In its earnings release for the year 2017, the Company did not report projections for 2018.

b) for projections related to past periods, compare data projected with actual performance of indicators, clearly showing the reasons for differences in projections

2017

COGS per hectoliter (excluding depreciation and amortization) in Brazil in 2017 was projected in the Company's earnings release of March 2, 2017, when it estimated growth (i) double-digit for the first half of the year, and (ii)  between low digit and an average for the second half of 2017. In the May 4, July 27 and October 26, 2017 earnings releases, this projection was maintained.

At the end of the first semester of 2017, COGS per hectoliter (excluding depreciation and amortization) in Brazil grew 22.3 percent in line with our double-digit growth projection. And in the end of the second semester of 2017, COGS per hectoliter (excluding depreciation and amortization) in Brazil grew 1.0 percent also in line with our average growth or low digit growth projection.

2016

The cost of goods sold (excluding depreciation and amortization) in Brazil in 2016 was projected in the Company’s earnings release of February 25, 2016, when an increase between 13% and 17% in 2016 was estimated, which was maintained in the earnings release of May 4, 2016. In the earnings release for the 2nd quarter of 2016, on July 29, 2016, the Company updated the projections for cost of goods sold (excluding depreciation and amortization) in Brazil for 2016, expecting a growth between a low single-digit and a high single-digit in the year, which was maintained in the earnings release of October 28, 2016. In late 2016, the cost of goods sold (excluding depreciation and amortization) in Brazil increased 7.9%, in line with our projected growth.

The increase in sales, general and administrative expenses (excluding depreciation and amortization) in Brazil in 2016 was projected in the Company’s earnings release of February 25, 2016, when an increase of a low single-digit in 2016 was estimated for the year, which was maintained in the earnings release of May 4, July 29 and October 28. In late 2016, the sales, general and administrative expenses (excluding depreciation and amortization) in Brazil grew 3.5%, exceeding our projection.

The CAPEX in Brazil in 2016 was projected in the Company’s earnings release on February 25, 2016, when levels below those of 2015 were estimated, which was maintained in the earnings release of May 4, July 29 and October 28. In late 2016, the total CAPEX in Brazil was R$2.0 billion, which represents a reduction of 35% of such investments in Brazil in relation to the previous year, in line with our projection.

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2015

Growth of net revenue in Brazil in 2015 was projected in the Company's February 26, 2015 earnings release, which estimated mid-range single-digit growth for the year 2015. In its May 6, July 30 and October 30, 2015 earnings releases, the Company reaffirmed this projection.

At the end of 2015, net revenues in Brazil grew 8.0%, which was within the upper limit of our original expectation posted on February 26, 2015.

Cost of goods sold (excluding depreciation and amortization) in Brazil in 2015 was projected in the Company's earnings release of February 26, 2015, when it estimated growth between an average digit and a high digit for the year 2015. In the May 6 and July 30 earnings releases, this projection was maintained. On October 30, for our third quarter earnings release we updated the projection with estimated growth at the lower end of our original mid-range single-digit estimate. In fiscal year 2015, cost of goods sold (excluding depreciation and amortization) in Brazil increased 4.0% in the year, which was in line with our projected increase.

An increase in selling, general and administrative expenses (excluding depreciation and amortization) in Brazil in 2015 was projected in the Company's February 26, 2015 earnings release which estimated the increase would be less than inflation, which was maintained for the May 6, July 30 and October 30, 2015 earnings releases. At the end of 2015, selling, general and administrative expenses (excluding depreciation and amortization) in Brazil increased 8.3%, in line with our projection since headline inflation reached a cumulative 10.67% for the year in Brazil.

Investment in Brazil in 2015 was projected in the Company's February 26, 2015 earnings release which estimated levels similar to or lower than the R$3.1 billion that we posted in 2015. In fiscal year 2015 we invested a total of R$3.1 billion in Brazil, which was at the upper limit of our projection.

c) in relation to projections for currently ongoing periods, state whether they remain valid on the date of submitting this Form; if not explain why they were dropped or replaced.

In its earnings release for the year 2017, the Company did not report projections for 2018.

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12.1- Description of management structure

a) responsibilities of the board of directors and of the permanent bodies and committees reporting to the board of directors

The Company is managed by a board of directors and an executive board.

The board of directors consists of at least three and not more than 15 members (plus two to 15 alternates, who may not be specifically attached to a full member), and at least two members of the board must be independent members under Article 15, paragraph 4, of the Company's By-laws. The board also has two co-chairpersons with the same prerogatives and duties, who are elected by a majority vote of its members. The internal regulation of the board of directors was approved in the meeting of the board of directors held on July 31, 2013.

The Company's executive board consists of at least two and not more than 15 members. Directors and officers are elected for three-year terms of office and may be reelected.

The by-laws enable the board of directors to set up advisory committees, consisting of a majority of members of the board of directors, to analyze and discuss matters defined as within their competence, and to formulate of proposals and recommendations for resolution by the board of directors.

The Company's board of directors has two advisory committees, an Operations, Finance and Compensation Committee consisting of a minimum of three and a maximum of six members, which is the main link between policies and decisions made by the board of directors and the Company's management, and a Compliance Antitrust and Related Parties Committee consisting of a minimum of three and a maximum of five members to advise the board of directors on specific matters. The Company does not have a statutory audit committee.

Board of Directors

Under the by-laws and without prejudice to other legally attributed powers, the board of directors:

(a)       sets the general course of the Company's business, approving guidelines, company policies and basic objectives for all the main segments of business in which the Company operates;

(b)       approves annual operating budgets for the Company's investments;

(c)       approves the Company's strategic three-year plan;

(d)       elects and removes the Company's directors and officers and determines their attributions;

(e)       supervises the activities of directors, at any time examine the Company's books and documents and request information in any agreements entered into or due to be entered into by the Company;

(f)        from the overall amount of compensation decided by the general meeting, attribute monthly fees for each of the members of the Company's management;

(g)       define the general criteria for compensation and benefit policy (fringe benefits, profit and/or revenue sharing programs) for the Company's management and senior employees (those holding equivalent management positions);

(h)        designate the Company's independent auditors;

(i)        resolve on issues of shares and warrants within the limit of the Company's authorized capital;

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(j)         previously state their opinion of management's report, the executive board's accounts and financial statements for the year and examine monthly interim balances;

(k)      submit a proposal to the General Meeting as to allocation of the period's net income;

(l)        convene an annual general meeting and, where considered appropriate, the extraordinary general meeting;

(m)     approve any business arrangements or agreements between the Company and/or any of its subsidiaries (except wholly controlled subsidiaries), its directors and/or shareholders (including direct or indirect partners of the Company's shareholders), without prejudice to the provisions in item "q" below;

(n)       approve the Company's creation, subscription, acquisition, assignment, transfer, encumbrance and/or disposal under any title or in any form, for any amount, of shares, ownership interests and/or any securities issued by any company controlled by the Company or associated with the Company, except in cases of transactions involving only the Company and companies wholly controlled by it, or debt transactions, and in the latter case the provisions of paragraph "o" below shall be applicable;

(o)       approve the Company's debt transactions for amounts exceeding ten percent of shareholders' equity as stated in the Company's latest audited balance sheet, this amount to be applied for a single transaction or a series of related transactions;

(p)       approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited on behalf of the Company or any of its subsidiaries, except in cases of licensing marks for use on gifts, promotional materials or publicity in events for periods of less than three years;

(q)       approve lending and provisions of guarantees of any kind by the Company in amounts exceeding one percent of shareholders' equity as stated in the Company's latest audited balance sheet, for any third party unless for the Company's subsidiaries;

(r)       approve the Company's entering into long-term contracts (for more than one year duration) involving an amount exceeding five percent of shareholders' equity as stated in the Company's latest audited balance sheet, this amount to be applied for a single transaction or a series of related transactions;

(s)       decide on the Company's holdings in other companies, or other undertakings, including consortiums or unincorporated joint ventures;

(t)        decide on suspension of Company activities, except in cases of stoppages for maintenance of its equipment;

(u)       authorize the acquisition of Company shares to be held in treasury for subsequent cancellation or disposal, or the cancellation or subsequent sale of these shares subject to applicable laws;

(v)        decide on the issue of promissory notes for public distribution pursuant to CVM Instruction 134/90 (or a rule that replaces it);

(w)      decide, within the limits of authorized capital, on the issue of convertible debentures, specifying the limit of capital increase resulting from conversion of debentures, number of shares, and types and classes of shares that may be issued, under article 59, paragraph 2 of Law 6404/76;

(x)       authorize the disposal of fixed assets, except those referred to in item "n" above, and providing security interest worth more one percent of the Company's shareholders' equity as stated in its latest audited balance, this amount to be applied for a single transaction or a series of related transactions;

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(y)       exercise other legal attributions conferred on it by the general meeting or under by-laws; and

(z)       to resolve any omissions from by-laws and exercise other attributions that the law or its by-laws do not attribute to another Company body.

The board of directors may, based on a plans approved by the general meeting, grant stock options and restricted shares to members of management, employees or individuals providing services to the Company or companies under its control.

Under its by-laws, the board of directors may decide to have balance sheets compiled at half-year or shorter intervals and approve distribution of dividends and/or interest on shareholders' equity based on the profits posted in said balance sheet, subject to the provisions of Article 204 of Law No. 6404/76, and may also resolve to distribute interim dividends and/or interest on shareholders' equity using retained earnings or profit reserves in the latest annual balance sheet.

As provided for above, the board of directors shall indicate and replace the Company’s independent auditors. The auditor’s work and the annual work plan are annually assessed by the fiscal council, considering that the Company’s fiscal council performs functions of audit committee for the 2002 Sarbanes-Oxley Act purposes to the extent permitted by the Brazilian legislation, such assessment being subsequently reported to the board of directors, at least annualy, by the president of the fiscal council and by the head of the internal auditing area of the Company.. Under the terms of the fiscal council’s Internal Regulation, such body shall verify with the Company’s independent auditors the qualification and independence of the auditors, and shall present to the board of directors recommendations on the maintenance or replacement of the contracted company. The Company has a “Policy of Contracting Services Related or Not Related to the Audit” approved by the board of directors in meeting held on August 30, 2013, which aims to regulate the process of contracting, by the company and/or its subsidiaries, services provided by the external auditors, whether such services are related or not to the audit. According to such policy, the contracting of any services provided by the external auditors shall be preceded by Fiscal Council’s favorable opinion, and may further depend on the approval of the board of directors and the nature of the services in question. The Chief Financial and Investor Relations Officer shall monitor the compliance with the policy. The managers shall further endeavor, together with the independent auditors, in order to the communication relating to the last financial year is timely made available, pursuant to the rules applicable thereto. Finally, the Company observes the rotation in its independent auditors at the maximum of five years, under the terms of CVM Instruction 308/99, as amended, with a minimum interval of three years for a new contract with the same independent auditor.

Operations, Finance and Compensation Committee

The purpose of the Company's Operations, Finance and Compensation Committee, created through a resolution of the board of directors in meeting held on July 31, 2013, date when its Internal Regulations was also approved by the board of directors, is to advise the board of directors on the following matters:

(a)       monitoring the Company's three-year plan;

(b)       issuing its opinion on decisions taken by the board of directors on compensation policy for Company directors and high-performance employees, including their individual compensation packages in order to ensure alignment of interests between shareholders and beneficiaries of compensation packages, and ensure the latter have adequate compensation and incentives to achieve exceptional performance;

(c)       monitoring the evolution of the Company's actuarial liabilities and investments in pension plans;

(d)       issuing its opinion on any technical feasibility study prepared by the board in relation to the expectation of generating future taxable income discounted to present value that will enable the realization of deferred tax assets;

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(e)       monitoring investor relations strategy and the evolution of the Company's ratings placed by risk rating agencies;

(f)        monitoring the evaluation of board members, key executives and talents and their respective succession plans;

(g)       issuing its opinion on the Company's annual investment planning (capex);

(h)       issuing its opinion on the board's proposals in relation to opportunities for corporate restructuring, mergers, acquisitions, spin-offs, consolidations or disposals of equity interests involving the Company;

(i)        monitoring the Company's capital structure and cash flow and issuing its opinion on strategy for remunerating the Company's shareholders; and

(j)        verifying compliance with the Company's financial risk management policy.

Compliance Antitrust and Related Parties Committee

The role of the Compliance Antitrust and Related Parties Committee of the Company, created through a resolution of the board of directors in meeting held on July 31, 2013, date when its Internal Regulations was also approved by the board of directors, is to advise the board of directors on the following matters:

(a)       situations of conflict of interest in general, between the Company and related parties;

(b)        the Company's compliance with legal, regulatory and statutory provisions relating to related party transactions;

(c)        the Company's compliance with legal, regulatory and statutory provisions relating to competitive behavior; and

(d)       other matters that the board judges relevant and in the Company's interests.

b) In relation to statutory board members, their individual attributions and powers, indicating if the board has its own internal regulation and, if so, informing the body in charge of the approval, date of approval and, in case the issuer shall disclose the regulation, where the document may be consulted in the world wide web.

The executive board is the Company's representative body and is responsible for all business management acts and measures. The executive board does not have its own internal regulation.

The following are the specific attributions of the executive board members of the Company:

The General Manager shall:

(a)       submit annual plans and budgets, investment plans and new expansion programs for approval by the board and implement them as approved;

(b)       formulate the Company's strategies and operational guidelines, and determine criteria for the implementation of resolutions of the general meeting and board of directors, with the participation of the other officers;

(c)        supervise all the Company's activities, affording guidance as appropriate for its corporate purpose;

(d)       coordinate and supervise the executive board's activities; and

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(e)       exercise any other attributions assigned by the board of directors.

The Chief Sales Officer shall:

(a)       develop the Company's strategic sales planning;

(b)       be responsible for managing the sales team and developing and deploying a model for acting in this activity; and

(c)       exercise any other attributions assigned by the board of directors.

The Chief People and Management Officer shall:

(a)       manage and administer the Company's human resources; and

(b)       exercise any other attributions assigned by the board of directors.

The Chief Logistics Officer shall:

(a)       determine, manage and be responsible for the Company's pre- and post-production distribution logistics strategy; and

(b)       exercise any other attributions assigned by the board of directors.

The Chief Marketing Officer shall:

(a)       be responsible for directing, planning and controlling the Company's marketing activity; and

(b)       exercise any other attributions assigned by the board of directors.

The Chief Industrial Officer shall:

(a)       manage Company branches, warehouses, factories and other business units related to industrial production; and

(b)       exercise any other attributions assigned by the board of directors.

The Chief Soft-Drinks Officer shall:

(a)       coordinate and supervise the non-alcoholic and non-carbonated beverages sector, and determine its planning; and

(b)       exercise any other attributions assigned by the board of directors..

The Chief Financial and Investor Relations Officer shall:

(a)       manage and be responsible for controlling the Company's budget;

(b)       provide financial and management information;

(c)       be responsible for control of cash flow and the Company's investments;

(d)       provide all and any information required to investors, the Brazilian Securities Commission and B3 S.A. – Brasil, Bolsa, Balcão;

(e)        maintain the Company's publicly listed registration; and

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(f)        exercise any other attributions assigned by the board of directors.

The Chief Legal Officer shall:

(a)       determine, manage and coordinate legal strategy adopted by the Company and supervise its judicial and administrative proceedings;

(b)        be responsible for the Company's corporate acts; and

(c)       exercise any other attributions assigned by the board of directors.

The Chief Corporate Relations Officer shall:

(a)        be responsible for the Company's external communication and for its corporate and governmental relations; and

(b)       exercise any other attributions assigned by the board of directors.

The Chief Information Technology and Shared Services Officer shall:

(a)       be responsible for directing, planning and controlling the Company's information technology department and its shared services center; and

(b)       exercise any other attributions assigned by the board of directors.

The Company's directors and officers shall exercise attributions assigned to them by the board of directors, which may decide specific titles for their positions.

The General Manager and other officers, of whom two acting together in all cases, have powers to represent the Company for documents that involve commercial, banking, financial or equity liability for the Company, such as contracts in general, check endorsements, notes promissory notes, bills of exchange, trade bills and any credit securities in general, admission of debt, providing guarantees and sureties, credit facility agreements, measures taken by affiliates, powers of attorney ad negotia and ad judicia, or any other acts involving liability for the Company or discharging obligations to third-parties or to the Company itself.

The Company's representation for the abovementioned documents may be delegated and they may be signed by an attorney together with a director or by two attorneys jointly, provided that the latter`s powers of attorney are signed by two officers.

The Company shall be represented by any of the directors or a duly authorized attorney in cases of receiving services of processes or notifications or providing personal testimony.

c) Date of establishment of the fiscal council, if not permanent, informing if it has its own internal regulation and, if so, indicating the date of its approval by the fiscal council and, in case the issuer shall disclose the regulation, where the document may be consulted in the world wide web.

The Company’s fiscal council consists permanently of a minimum of three and a maximum of five members (and the same number of deputies), with term of office until the first annual general meeting that shall be held after the election of its members, the reelection being permitted.

The fiscal council has its own internal regulation, which was approved by the Fiscal Council in the meeting held on July 30, 2013.

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Fiscal Council

Under the Law No. 6404/76, the Company's by-laws and its internal regulations, the Fiscal Council shall:

(a)        through any of its members, supervise management's actions and verify compliance with their legal and statutory duties;

(b)       issue its opinion on management's annual report, including any supplementary information it judges necessary or useful for the general meeting's deliberation;

(c)        issue its opinion on proposals from management bodies to be submitted to a general meeting relating to alterations in share capital, debenture issues or subscription warrants, investment plans or capital budgets, dividend distributions, transformation, consolidation, merger or spin-off;

(d)        any of its members may report errors, frauds or crimes found to management bodies and, if the latter fail to take the necessary measures to protect the Company's interests, report them to the general meeting, and suggest useful measures for the Company;

(e)        call an annual general meeting if the management bodies delay doing so for more than one month, or call an extraordinary general meeting whenever there are serious or urgent reasons for doing so, and having any matters they believe necessary placed on the meeting's agenda;

(f)         on a quarterly basis or more often, analyze the balance sheet and other financial statements periodically prepared by the Company;

(g)       examine each fiscal year's financial statements and issue their opinion on them;

(h)       exercise the above duties during liquidation, in view of the special provisions regulating the latter;

(i)         in its internal regulations determine procedures for receiving, registering and treatment to be given to complaints received regarding accounting, internal accounting controls and related matters to the Company's auditors, as well as any other communication received on such matters;

(j)        attend meetings of the board of directors that deliberate on matters on which it should state its opinion;

(k)      attend or at least be represented by one of its members at general meetings that decide on matters on which it should state its opinion, and respond to requests for information made by the Company's shareholders;

(l)         whenever so requested by shareholders or group of shareholders representing at least five percent of the Company's capital, provide information exclusively on matters within its competence;

(m)      ask the company's management to provide clarification or information related to its supervisory function or preparation of special financial or accounting statements;

(n)       make annual recommendations to the Company's board of directors on proposals to engage independent auditors, including the annual audit plan and other pertinent issues;

(o)       verify certain matters stipulated in its internal regulations together with the Company's independent auditors;

(p)       receive, register, process and examine any complaints that may be received in relation to accounting, internal accounting controls or subjects related to the Company's audit, as well as anonymous tips or reports related to accounting fraud made by employees or third parties; and

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(q)       resolve on the Fiscal Council's internal regulations.

Additionally, to the extent it is allowed to do so by Brazilian legislation, the Company's fiscal council undertakes the role of an audit committee for the purposes of the 2002 Sarbanes-Oxley Act. The fiscal council's internal regulations state that at least one of its members must meet Sarbanes-Oxley requirements being eligible as the fiscal council (audit committee) financial expert. Therefore, the membership of the fiscal council includes a "financial expert" as required by the Sarbanes-Oxley Act, namely, Mr. José Ronaldo Vilela Rezende, who has extensive experience as a finance professional.

d)  If there are mechanisms for evaluating the performance of the board of directors and each body or committee that reports to the board of directors and, if so, informing:

i.           the periodicity of the evaluation and its comprehensiveness, indicating whether the evaluation is made only in relation to the body or it also includes the individual evaluation of its members

ii.         methodology adopted and main criteria use in the evaluation;

iii.       how the evaluation results are used by the issuer to improve the functioning of such body; and

iv.        if external consultancy or advisory services were contracted.

Members of the board of directors perform a self evaluation every year. The officers are objectively evaluated annually based on targets related to the Company's performance and this evaluation is used to ascertain their right to variable compensation, and there shall be no contracting of third parties for this evaluation. Mechanisms used to evaluate the performance of officers in relation to the Company's variable compensation system are described in section 13.1.(d) hereof.

Additionally, officers' competencies are evaluated annually by their peers and subordinates and by self-assessment (360º evaluation), and there shall be no contracting of third parties for this evaluation. Such evaluation process occurs in the months of May and June of each year and it is divided in the following stages: (i) appointment of evaluators; (ii) validation by the manager; (iii) evaluation 360º; and (iv) submission of the final report and feedback meeting. Relating to the manager, the General Officer is evaluated by the Joint Chairman of the Board of Directors, and the others statutory officers by the General Officer; In addition, the Board of Directors annually evaluates the officers performance as whole, analyzing also the achievement of the individual’s and entity’s goals.

Such annual evaluation is based on leadership skills related to three logic principal pillars of the Company (Dream Big, Develop People and Live the Culture), namely: (i) make the dream come true; (ii) leadership of changes; (iii) talents developments; (iv) encouraging diversity and inclusion; (v) impacting leadership; and (vi) conducting to results. Thus, in addition to the achievement of outcome goals associated to the Company’s performance, the officers are also evaluated based on their compliance with the company’s culture and, as consequence, to its principles.

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12.2- General meetings - rules, policies and practices

a) advance notice

Considering that the Company is an issuer of shares that back the ADR program, its advance notice of its general meetings must be given at least 30 days in advance, pursuant to Article 8 of CVM Instruction No. 559/15.

CVM may, at its sole discretion, by reasoned decision of its collective membership, at the request of any shareholder, and having heard the Company`s submission: (i) extend for up to 30 days, as of the date on which documents relating to matters to be resolved are to be disclosed to shareholders, on giving notice of publishing the first announcement calling a general meeting of a publicly listed company if the purpose of said general meeting is to deliberate on matters that, due to their complexity, require more time to be understood and analyzed by shareholders; and (ii) suspend for up to 15 days the course of advance notice for an extraordinary general meeting of a publicly listed company in order to study and analyze proposals to be submitted to the meeting and if necessary inform the Company before the end of the period of suspension as to the reasons it believes the deliberation proposed for the meeting will violate legal or regulatory provisions.

b) powers

General meetings of the Company's shareholders have powers to decide all business matters relating to the Company's charter purpose and take any measures deemed necessary for its protection and development.

The Company's shareholders general meetings, in accordance with by-laws and Law 6404/76, have exclusive powers to:

•           amend by-laws or even alter the company`s charter purpose;

•           elect or remove members of the board of directors or fiscal council at any time;

•           examine management's annual accounts and discuss and vote each reporting period's financial statements;

•           suspend the exercise of shareholder rights;

•           resolve on the valuation of assets that shareholders contribute to share capital;

•           authorize issues of shares;

•           resolve on conversion, consolidation, merger and de-mergers, dissolution or liquidation of the Company and termination of its state of liquidation, and elect and remove liquidators and judge their accounts;

•           authorize management to file for bankruptcy and apply for court- supervised or extrajudicial reorganization;

•           alter preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or create a more favored class;

•           issue preferred shares or add to existing class of preferred shares without retaining proportion to other classes of preferred shares;

•           reduce mandatory dividend payouts;

•           participate in groups of companies;

•           set overall compensation for directors and officers and fiscal council members;

•           attribute bonus shares and decide on any splits;

•           decide on allocation of net income, either distributing it to shareholders or adding to the share capital (beyond the limit of authorized capital); and

•           decide on stock option programs or share subscription plans for directors and officers, employees or individuals providing services to the Company, as well as managers, employees or providers of service in companies controlled by the Company.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

c) physical or electronic addresses at which documents concerning general meetings will be available for shareholders to analyze

Electronic addresses:  ri.ambev.com.br; http://www.cvm.gov.br; http://www.bmfbovespa.com.br.

Mail address: Rua Dr. Renato Paes de Barros, 1.017, 4º andar, CEP 04530-001, São Paulo, State of São Paulo.

d) identification and management of conflicts of interest

Law No. 6404/76 precludes shareholders voting in general meeting deliberations involving valuations of assets that contribute to share capital or approval of their accounts as directors or officers, or any other matter that may benefit them in particular, or that involves a conflict of interests with those of the Company. Additionally, Article 19, paragraph 3 of the Company's Bylaws states that "members of the board of director must not have access to information, or participate in board meetings, related to matters in which they have or represent interests conflicting with the Company's."

Any decision made as a result of shareholders voting that have a conflict of interest with the Company may be annulled; said shareholder shall be liable for damages and obliged to transfer any benefits they have obtained to the Company.

e) management’s request of proxies for exercise of voting rights

The Company has no rules, policies or practices for management's request of proxies for the exercise of voting rights at general meetings.

f) formal requirements for acceptance of shareholders’ proxies, stating whether the Company requires or waives authentication of their signatures, notarization, consularization and certified or sworn translations and whether the Company accepts proxies granted by shareholders using electronic media

Under Law No. 6404/76, shareholders may be represented at general meetings by a proxy designated within the previous year who must be a shareholder, company officer or attorney. For publicly listed companies, as is the case of the Company, a proxy may also be a financial institution or investment fund administrator representing fund shareholders.

To take part in general meetings, a shareholder representative must bear a document proving his or her identity and respective powers to attend a general meeting. The Company requires that, if possible, the powers of attorney with special powers of representation in the general meeting are filed in the Company’s head-office within three (3) business days of the date of the meeting.

The CVM Board meeting held on November 4, 2014 (CVM Case RJ2014/3578) ruled that corporate shareholders may be represented at shareholders' meetings through their legal representatives or duly appointed representatives in accordance with the company's articles of incorporation and Civil Code rules.

The Company requires authentication of signatures, notarization, consularization and certified or sworn translations of shareholders’ proxies, as applicable. The Company does not accept electronically issued shareholders' proxies.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

g) formal requirements for acceptance of remote votes when sent directly to the company, stating whether the issuer requires or waives authentication of signatures, notarization and consularization

In view of the provisions of CVM Instruction No. 570/15, the provisions of CVM Instruction No. 481/09 related to the adoption of distance voting became mandatorily applicable to the Company as of January 1, 2017.

Thus, the shareholder which chooses to exercise its distance voting right by sending it directly to the Company must send the following documents to the Company at Rua Dr. Renato Paes de Barros, 1017, 4º andar, CEP 04530-001, São Paulo/SP, to the attention of the Investor Relations Department (Departamento de Relações com Investidores):

(i) distance voting instrument concerning the general meeting, duly filled out, with all its pages initialed and signature certified by a notary public;

(ii) statement indicating its shareholding status in the Company; and

(iii) certified copy of the following documents:

•         for individuals: identity document with photo of the shareholder;

•         for legal entities: (a) last consolidated by-laws or articles of association, as the case may be, (b) other documents that evidence the powers granted to the legal representative(s) of the shareholder, pursuant to its by-laws or articles of association, including, without limitation, minutes of election of directors, officers, powers of attorney, etc., and (c) identity document with photo of the legal representative(s);

•         for investment funds: (a) last consolidated regulations of the fund, (b) by-laws or articles of association of its administrator or manager, as the case may be, subject to the voting policy of the fund, (c) other documents that evidence the powers granted to the legal representative(s) of the manager or administrator of the fund, as the case may be, and (d) identity document with photo of the legal representative(s).

The following identity documents will be accepted, provided they have a photo of the bearer: Identity Card (RG), Foreigner’s Identity Card (RNE), Driver’s License (CNH), passport or a document issued by a duly recognized professional association.

In relation to the documents indicated in items i to iii above, the Company requires that the signatures are certified by a notary public and by an embassy or consulate and that the documents are translated by a sworn translator, as the case may be.

The distance voting instruments, along with their respective documentation, will only be considered if received by the Company, in good order and in compliance with the provisions above, within up to seven days before the date of the meeting to which they refer. Pursuant to Article 21-U of CVM Instruction No. 481/09, the Company will inform the shareholder whether the documents received are sufficient for the vote to be deemed valid or the procedures and terms for any rectification or for resending, if necessary.

h) whether the company has an electronic system for receiving remote voting or for remote participation

Pursuant to CVM Instruction No. 481/09, the shareholder may exercise its voting right in general meetings by filling and handing out the distance voting instrument: (i) at the annual general meeting; (ii) whenever the general meeting is called to resolve on the election of (a) members of the fiscal council or (b) the board of directors, when the election is necessary to due vacancies in the majority of offices of the board, due to vacancy in the board of directors that has been elected by multiple vote or to fill vacancies intended for separate voting as addressed by Articles 141, Paragraph 4, and 239 of Law No. 6404/76; and (iii) whenever the extraordinary general meeting is called to be held on the same date fixed to the annual general meeting.

For more information about the distance voting procedure, see other sections of item 12 of this Reference Form.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

i) instructions for a shareholder or for groups of shareholders to include resolutions to be moved, slates or candidates for membership of the board of directors and fiscal council on the remote voting form

Since January 1, 2017, if the shareholder wishes to include proposals for resolution or candidates to be members of the board of directors or the fiscal council in the distance voting instruments, it will be required to send such proposals by mail to Rua Dr. Renato Paes de Barros, 1017, 4º andar, CEP 04530-001, São Paulo/SP, to the attention of the Investor Relations Department (Departamento de Relações com Investidores), along with the documents concerning the proposal (including the information mentioned in Article 21-M of CVM Instruction 481/09) and the status and interest of the shareholder, within the terms and in the manner established in the current regulation.

j) whether the Company offers internet forums or pages to receive and share shareholders' comments on agendas for meetings

The Company does not have internet forums or pages to receive or share shareholders' comments on agendas for meetings.

k) other information required for remote participation exercise of voting rights

In addition to the possibility of distance voting by sending the distance voting instrument directly to the Company, the shareholders can send the instructions for completion of the distance voting instrument to service providers which provide services of collection and transmission of instructions for completion of the distance voting instrument, such as:

(i) the shareholder’s custodian, if the shares are deposited in a central depository; or

(ii) Banco Bradesco S.A., as the financial institution hired by the Company to provide securities bookkeeping services, if the shares are not deposited in a central depository.

The Company does not broadcast live video and/or audio of meetings.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

12.3- Rules, policies and practices relating to the Board of Directors

a) number of meetings held in the last year, distinguishing between ordinary and extraordinary meetings

In 2017, 15 meetings of the Board of Directors were held, of which 8 ordinary and 7 extraordinary.

In general, the board of directors holds ordinary meetings at least quarterly and extraordinary meetings whenever necessary. Meetings of the board of directors are convened at least 24 hours in advance by any of its co-chairpersons or a majority of its members by letter, telegram, e-mail or personally.

b) provisions in the shareholders' agreement that place restrictions or conditions on the exercise of voting rights by board members, if there are any such provisions

AmBrew S.A., InterBrew International B.V and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência entered into a shareholders’ agreement regulating the exercise of voting rights arising from ownership of the Company's shares and the exercise by the Company of voting rights arising from the ownership of shares or ownership interests (quotas) representing the capital of its subsidiaries, among other matters. The abovementioned Company's shareholders' agreement was signed on April 16, 2013 and came into effect on July 30, 2013, the date on which the stock swap merger was approved, and it shall remain in effect until July 1, 2019.

Although each common share issued by the Company grants shareholders the right to vote in elections of the Company's Board of Directors, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A. and InterBrew International B.V. have the prerogative of electing the majority of the Company's board members.

Under the Company's shareholders' agreement, each of the parts – Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A. and InterBrew International B.V. - have representation on the boards of directors of the Company and its subsidiaries and in addition to members and alternates will have the right to designate up to two observers each to attend meetings of the Company's board of directors without voting rights. The boards of directors of the Company and its subsidiaries shall consist of at least three and no more than 15 members and the same number of alternates, elected for three-year terms of office and who may be re-elected.

Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência have the right to designate four board members and their respective alternates to the boards of directors of the Company and its subsidiaries, provided that it continues to hold at least 1,501,432,405 Company shares (this number to be adjusted for bonuses, splits and reverse splits). Under the Company's shareholders' agreement, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall not designate more than four directors even if its holding of the Company's capital increases in relation to the minimum of 1,501,432,405 Company shares (this number to be adjusted for bonuses, splits and reverse splits). AmBrew S.A. and Interbrew International B.V. may designate members and alternates to the board of directors of the Company and its subsidiaries in a proportion to the number of members designated by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência. The abovementioned proportion is based on the ratio between the Company's voting capital held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência and that held by AmBrew S.A. and InterBrew International B.V.

The shareholders' agreement states that the Company will have two co-chairpersons of the board of directors with the same rights and duties, one to be designated by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência and the other jointly designated by AmBrew S.A. and InterBrew International B.V. In event of a tied vote, neither of the co-chairpersons will have a casting vote on matters submitted to the Company's board of directors.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Each party to the agreement in question may remove a director they have appointed to a board of directors of the Company or its subsidiaries, and also have the right to appoint their replacement or another alternate if the originally appointed alternate is confirmed for the vacant position.

The Company's shareholders' agreement also states that shareholders may by consensus decide to set up committees within the Company's board of directors for the purpose of analyzing specific matters requiring specific technical knowledge.

On matters submitted to a vote of the shareholders or their representatives on the board of directors of the Company or its subsidiaries, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A. and InterBrew International B.V. shall endeavor to (i) to reach a consensus on the exercise of their voting rights in the Company and its subsidiaries, and (ii) agree as to how to instruct their representatives to vote matters on the agenda. The Company's shareholders' agreement provides that the parties must hold a preliminary meeting before any general meeting or meeting of the board of directors of the Company or its subsidiaries in order to discuss and determine a consensus position to be taken by the parties at said board meetings or general meetings.

If the parties fail to reach a consensus on a particular matter, the position to be adopted by all parties to the agreement will be determined by the shareholder or group of shareholders holding the largest number of voting shares, which is currently the group consisting of AmBrew S.A. and InterBrew International B.V. This rule does not apply in cases of (i) election of members of the board of directors, which must comply with the abovementioned specific election rules, and (ii) voting on matters requiring the unanimous approval of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A. and InterBrew International B.V. The following matters require unanimous approval:

•           any alteration to the By-laws of the Company and/or any of its subsidiaries that affects: (a) its charter purposes, (b) the duration, and/or (c) composition, powers and duties of management bodies;

•           approval of the annual investment budget of the Company and/or any of its subsidiaries if the amount to be invested exceeds 8.7% of the Company's estimated net sales revenue for the same fiscal year;

•           appointment, removal or replacement of the Company's General Manager;

•           approval of, or amendment to, the compensation policy for the Board of Directors and management of the Company and its subsidiaries;

•           approval of stock option plans for directors and employees of the Company and/or its subsidiaries;

•           alteration of statutory dividend policy of the Company and/or its subsidiaries;

•           capital increases of the Company and/or any of its subsidiaries with or without rights of first refusal of subscriptions, creation of a new class of shares or changes in character of existing shares, capital decrease, debenture issues, convertible to shares or not, subscription warrants and creation of beneficiary parties by the Company and/or any of its subsidiaries except when such legal business matters are transacted between the Company and its subsidiaries or between its subsidiaries;

•           mergers, spin-offs, transformations, consolidations, acquisitions and divestitures involving the Company and/or any of its subsidiaries, in the latter case (a) when it involves a company that is not directly or indirectly controlled by the Company and (b) provided that it leads to a reduction in the average dividend paid out by the Company in the immediately previous five years, adjusted by the IGP-M variation calculated by Fundação Getulio Vargas as of the date of each payout;

•           creation, acquisition, assignment, transfer, encumbrances and/or disposal under any title or form of shares and/or any securities issued by any of the subsidiaries, except those in favor of the Company and/or another subsidiary;

•           a debt transaction that leads to a debt/equity ratio of more than 1.5 being entered into by the Company and/or any of the subsidiaries;

•           execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited on behalf of the Company or its subsidiaries;

•           loans and guarantees of any kind made or provided by the Company and/or any of its subsidiaries for more than 1% of the Company's shareholders’ equity recognized in the most recent audited balance sheet, to any third party, except: (a) employees of the Company and its subsidiaries; (b) the subsidiaries themselves;

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

•           election of members of the Company's board of directors committees;

•           cancellation of registration of the Company and/or any of its subsidiaries as publicly traded companies;

•           application for bankruptcy or bankruptcy by the Company and/or any of its subsidiaries;

•           liquidation or dissolution of the Company and/or any of its subsidiaries; or

•           engaging external auditors for the Company and/or its subsidiaries.

The Company's shareholders' agreement stipulates that if the parties fail to reach a consensus in a preliminary meeting on any of the abovementioned matters, they will exercise their voting rights in order to avoid approval of said matter. The Company's shareholders' agreement also provides that any votes cast by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A. or InterBrew International B.V., or any of the board members appointed by each one of them, that is in breach of shareholders' agreement shall be null, void and ineffective.

AmBrew S.A. and InterBrew International B.V. and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência and the Company, the latter acting as intervening party, entered into a shareholders' agreement on April 16, 2013, which will come into effect as of July 2, 2019 ("New Shareholders' Agreement"), subject to the fulfillment of certain conditions. The effectiveness of the New Shareholders' Agreement was subject to the approval of the stock swap merger that took place on July 30, 2013, as mentioned in item 6.3 above, and its effectiveness is subject to the maintenance by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência of the entitlement of a minimum number of Company shares.

Among other matters, the New Shareholders' Agreement regulates the exercise of voting rights arising from ownership of shares and the exercise by the Company of voting rights arising from ownership of shares or ownership interest (quotas) representing the capital of its subsidiaries. The principal terms of the New Shareholders' Agreement are described below.

The New Shareholders' Agreement states that the Company's management shall consist of a board of directors and an executive board. The Company's board of directors will no longer have two co-chairpersons.

Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to elect two members and their alternates to the Company's board of directors, provided that it maintains its ownership of at least 1,501,432,405 Company shares (this number to be adjusted for bonuses, splits and reverse splits). One of the members of the board designated by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to attend as an observer the meetings of the Company's Operations, Finance and Compensation Committee and its Compliance Antitrust and Related Parties Committee, as well as those of any other committee that may be set up by the board. In addition, the Parties to the New Shareholders’ Agreement promise to make their best efforts to enable said observer to attend meetings of the Fiscal Council. Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may remove directors it appointed to the Company's board of directors and shall also be entitled to appoint replacements or new alternates if the originally appointed alternate is confirmed for the position thus vacated.

The New Shareholders’ Agreement further states that the Company's Board of Directors may set up committees. The Company's Operations, Finance and Compensation Committee and Compliance Antitrust and Related Parties Committee were set up at a meeting of the Company's Board of Directors held immediately after concluding the stock swap merge on July 31, 2013.

The abovementioned rules relating to the Company's management, to be stipulated in the New Shareholders' Agreement, do not apply to the management bodies of the Company's subsidiaries.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

The Company's New Shareholders' Agreement states that the Parties shall hold a preliminary meeting before any general meeting or meeting of the Company's board of directors or its subsidiaries to discuss and determine a consensus position to be taken by the Parties at said general meetings or meetings.

If the parties fail to reach consensus on a matter in particular, the decision to be adopted by all parties to the New Shareholders' Agreement will be determined by the shareholder holding the largest number of voting shares. This rule does not apply in case of deliberation on the following matters listed below: (i) election of members of the board of directors or member of any committee set up by the board of directors, which must comply with the above-mentioned specific election rules; (ii) votes on the following matters that require unanimous approval of the Parties: any amendment to Bylaws of the Company and/or any of its subsidiaries to alter: (a) its business purpose and cease its production, marketing and distribution of beverages; (b) the disposal of each fiscal year's net income pursuant to the Company's By-laws and corresponding provisions in the by-laws of its subsidiaries that are sponsors of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência; (c) the minimum mandatory dividend of 40% of the Company's net income; (d) any other provisions that alters the rights of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência under the New Shareholders' Agreement; (e) the Company's conversion into a different type of legal entity.

The New Shareholders' Agreement shall be effective as of July 2, 2019, subject to the abovementioned conditions and shall remain in force for the period in which Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência continues to hold at least 1,501,432,405 shares in the Company's capital (this number to be adjusted for bonuses, splits and reverse splits). Fundação Antonio e Helena Zerrenner National Institution of Philanthropic may cancel the New Shareholders’ Agreement at any time.

c) rules for identifying and managing conflicts of interest

Under Law 6404/76 a person must not be elected as a director of the Company, unless waived by a general meeting, if they have interests conflicting with the Company's or hold positions in companies that may be considered competitors in the market, in particular, positions on their advisory boards, management bodies or fiscal councils/audit committees.

Law 6404/76 also bars directors or officers from intervening in any corporate transaction in which they have interests conflicting with the Company's interest, or in any deliberation in this respect made by the other directors; in these cases, those affected must notify their impediment and the nature and the extent of their interest must be recorded in the minutes of meeting of the board of directors or executive board. However, directors or officers and the Company may reach agreements on reasonable and fair terms similar to those prevailing in the market or terms that the Company would agree to with third parties.

In relation specifically to directors or officers who are also shareholders of the Company and as per item 12.2 (d) above, Law 6404/76 states that a shareholder may not vote in general meetings concerning valuations of assets to be added to capital stock or approval of their accounts as directors or officers, or any other deliberations that may benefit them in a particular way, or that involve conflict of interests with the Company.

Any decision made as a result of votes by shareholders that have a conflict of interest with the Company may be annulled. The shareholder shall be held liable for damages and be obliged to transfer any benefits obtained to the Company.

d) If the issuer has a formally approved policy of appointment and filing positions of the board of directors.

The Company does not have a policy of appointment and filing position of the board of directors.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

12.4 - Description of arbitration clause

Not applicable, since the Company's By-laws do not stipulate commitment to arbitration to settle any disputes between shareholders or between shareholders and the Company.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

12.5 - Composition and professional experience of management, fiscal council and statutory audit committee members

Name Date of birth Management body Date elected Term of office
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other issuer positions or duties
Whether the member shown is an independent member, and if so, the criterion used by issuer to determine independence Number of consecutive terms of office.

Bernardo Pinto Paiva	September 19, 1968	Executive board	May 11, 2016	May 11, 2019
927.838.997-87	Engineer	General Manager	May 11, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
1st term of office.
Ricardo Rittes de Oliveira Silva	January 24, 1975	Executive board	May 11, 2016	June 30, 2018
256.612.158-35	Engineer	Chief Financial and Investor Relations officer	May 11, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office in this position. Previously (from July 31, 2013) Chief Information Technology and Shared Services Officer
Pedro de Abreu Mariani	October 29, 1966	Executive board	May 11, 2016	May 11, 2019
929.007.207-53	Attorney	Legal and Corporate Relations officer	May 11, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Ricardo Morais Pereira de Melo	December 1, 1971	Executive board	May 11, 2016	May 11, 2019
765.157.884-87	Civil engineer	Sales Officer	May 11, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Eduardo Braga Cavalcanti de Lacerda	April 16, 1976	Executive board	November 6, 2017	May 11, 2019
072.401.457-86	Engineer	Soft Drinks Officer	January 1, 2018	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
1st term of office.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Maurício Nogueira Soufen	February 11, 1969	Executive board	October 19, 2016	May 11, 2019
162.743.818-13	Mechanical engineer – automation and systems	Industrial and Logistics Officer	October 19, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
1st term of office.
Daniel Cocenzo	April 9, 1974	Executive board	January 31, 2018	May 11, 2019
029.453.467-96	Administrator	Premium and High End Officer	February 1, 2018	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
1st term of office
Fabio Vieira Kapitanovas	July 29, 1977	Executive board	May 11, 2016	May 11, 2019
291.079.138-69	engineer	People and Management Officer	May 11, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Paula Nogueira Lindenberg	September 20, 1975	Executive board	May 11, 2016	May 11, 2019
267.121.178-36	Administrator	Marketing Officer	May 11, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Fernando Maffessoni	August 7, 1977	Executive board	January 31, 2018	May 11, 2019
928.806.140-15	Administrator	Chief Information Technology and Shared Services Officer	April 1, 2018	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
1st term of office.
Rodrigo Figueiredo de Souza	December 09, 1975	Executive board	May 11, 2016	May 11, 2019
200.176.968-79	Engineer	Supplies Officer	May 11, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Victorio Carlos De Marchi	November 13, 1938	Board of Directors	April 28, 2017	Until the 2020 AGM
008.600.938-91	Attorney	Co-chairman	April 28, 2017	Yes
Chairman of the Operations, Finance and Compensation Committee and the Compliance Antitrust and Related Parties Committee
Director elected by controlling shareholder
3rd term of office.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Carlos Alves de Brito	May 08, 1960	Board of Directors	April 28, 2017	Until the 2020 AGM
595.438.507-63	Engineer	Co-chairman	April 28, 2017	Yes
Not applicable, since the only position held in the Company is that of co-chairman of the board of directors
Director elected by controlling shareholder
3rd term of office.
Milton Seligman	August 19, 1951	Board of Directors	January 11, 2018	Until the 2020 AGM
093.165.740-72	Engineer	Full member	January 11, 2018	Yes
Not applicable, since the only position held in the Company is that of member of the board of directors
1st term of office.
José Heitor Attilio Gracioso	November 20, 1931	Board of Directors	April 28, 2017	Until the 2020 AGM
006.716.908-25	Attorney	Full member	April 28, 2017	Yes
Member of the Compliance Antitrust and Related Parties Committee
Director elected by controlling shareholder
3rd term of office.
Michel Dimitrios Doukeris 810.940.279-87	April 9, 1973 Chemical Engineer	Board of Directors Alternate member	January 11, 2018	Until the 2020 AGM Yes
Not applicable, since the only position held in the Company is that of member of the board of directors			January 11, 2018	Yes
Director elected by controlling shareholder
1st term of office.
Vicente Falconi Campos	September 30, 1940	Board of Directors	April 28, 2017	Until the 2020 AGM
000.232.216-15	Engineer	Full member	April 28, 2017	Yes
Not applicable, since the only position held in the Company is that of member of the board of directors
Director elected by controlling shareholder
3rd term of office.
Luis Felipe Pedreira Dutra Leite	August 3, 1965	Board of Directors	April 28, 2017	Until the 2020 AGM
824.236.447-87	Economist	Full member	April 28, 2017	Yes
Member of the Operations, Finance and Compensation Committee
Director elected by controlling shareholder
3rd term of office.
Roberto Moses Thompson Motta	November 06, 1957	Board of Directors	April 28, 2017	Until the 2020 AGM
706.988.307-25	Engineer	Full member	April 28, 2017	Yes
Member of the Operations, Finance and Compensation Committee
Director elected by controlling shareholder
3rd term of office.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Cecília Sicupira	May 24, 1981	Board of Directors	April 28, 2017	Until the 2020 AGM
055.532.167-37	Business administrator	Full member	April 28, 2017	Yes
Not applicable, since the only position held in the Company is that of member of the board of directors
Director elected by controlling shareholder
1st term of office.
Antonio Carlos Augusto Ribeiro Bonchristiano	April 1, 1967	Board of Directors	April 28, 2017	Until the 2020 AGM
086.323.078-43	Bachelor of Politics, Philosophy and Economics	Independent member	April 28, 2017	Yes
Not applicable, since the only position held in the Company is that of member of the board of directors
Independent member - as defined in the Company’s Bylaws
2nd term of office
Marcos de Barros Lisboa	August 2, 1964	Board of Directors	April 28, 2017	Until the 2020 AGM
806.030.257-49	Economist	Independent member	April 28, 2017	Yes
Not applicable, since the only position held in the Company is that of member of the board of directors
Independent member - as defined in the Company’s Bylaws
2nd term of office.
Nelson José Jamel 025.217.577-80 Not applicable, since the only position held in the Company is that of member of the board of directors Director elected by controlling shareholder 1st term of office	March 17, 1972 Engineer	Board of Directors Full Member	April 28, 2017 April 28, 2017	Until the 2020 AGM Yes
José Ronaldo Vilela Rezende	June 07, 1962	Fiscal Council	April 27, 2018	Until the 2019 AGM
501.889.846-15	Accountant	Fiscal Council (full member) / elected by controlling shareholder	May 7, 2018	Yes
Not applicable, since the only position held in the Company is that of member of the fiscal council
Director elected by controlling shareholder
3rd term of office
James Terence Coulter Wright	May 12, 1951	Fiscal Council	April 27, 2018	Until the 2019 AGM
872.316.898-68	Civil engineer	Fiscal Council (full member) / elected by controlling shareholder	May 7, 2018	Yes
Not applicable, since the only position held in the Company is that of member of the fiscal council
Director elected by controlling shareholder
6th term of office.
Aldo Luiz Mendes		Fiscal Council	April 27, 2018	Until the 2019 AGM
210.530.301-34	Economist	Fiscal Council (full member) / elected by minority shareholders	May 7, 2018	No
Not applicable, since the only position held in the Company is that of member of the fiscal council
Director - elected by minority shareholders
1st term of office

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Vinicius Balbino Bouhid	August 6, 1961	Fiscal Council	April 27, 2018	Until the 2019 AGM
667.460.867/04	Banking employee and civil Engineer	Alternate member / elected by minority shareholders	May 7, 2018	No
Not applicable, since the only position held in the Company is that of member of the fiscal council
Independent member - elected by minority shareholders
3rd term of office
Emanuel Sotelino Schifferle	February 27, 1940	Fiscal Council	April 27, 2018	Until the 2019 AGM
009.251.367-00	Engineer	Fiscal Council (alternate) / elected by controlling shareholder	May 7, 2017	Yes
Not applicable, since the only position held in the Company is that of member of the fiscal council
Director elected by controlling shareholder 6th term of office.
Ary Waddington	September 25, 1932	Fiscal Council	April 27, 2018	Until the 2019 AGM
004.469.397-49	Economist	Fiscal Council (alternate) / elected by controlling shareholder	May 7, 2018	Yes
Not applicable, since the only position held in the Company is that of member of the fiscal council
Director elected by controlling shareholder
6th term of office.
Professional experience / Declaration of convictions, if applicable

Bernardo Pinto Paiva - 927.838.997-87

In the past five years, has held various positions at Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company as of January 2, 2014, as described in item 6.3 of this Form, and at Anheuser-Busch InBev N.V./S.A., a company whose core business is producing and marketing beverages, and which is part of the Company's economic group. From 2008 to 2009 he held the position of president of Labatt Brewing Company Limited, and from 2009 to 2012 he was president of Quilmes Industrial Société Anonyme, both the Company’s subsidiaries whose principal activity is making, distributing and selling beer. From 2012 to 2014 he held the position of Sales Officer at Anheuser-Busch InBev N.V./S.A. Currently holds the position of General Manager of the Company. Mr. Bernardo Pinto Paiva declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Ricardo Rittes de Oliveira Silva – 256.612.158-35

 In the past five years, has held various positions with Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form, in the Company, and at Anheuser-Busch InBev N.V./S.A., a company whose core business is producing and marketing beverages and is part of the Company's economic group, including the position of Global Vice President for Treasury, Risk Management and Financial Markets. From 2012 to 2013, he held the position of Chief Information Technology and Shared Services Officer of Companhia de Bebidas das Americas (Ambev). From 2013 to 2015, he held the position of the Company's Chief Information Technology and Shared Services Officer. Currently holds the position of the Company's Chief Financial and Investor Relations Officer. Mr. Ricardo Rittes de Oliveira Silva declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Pedro de Abreu Mariani – 929.007.207-53

Since 2005, he has held the position of Chief Legal Officer of Companhia de Bebidas das Américas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014 as described in item 6.3 of this Form. Currently the Company's Chief Legal and Corporate Relations Officer. Mr. Pedro de Abreu Mariani declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Ricardo Morais Pereira de Melo – 765.157.884-87

In the past five years, held several positions in Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014 as described in item 6.3 of this Form, and at Anheuser-Busch InBev N.V./S.A., a publicly listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including Sales Officer in Canada and Sales Strategy Officer in the United States. Since 2015 he has been Resellers Officer in the United States. Mr. Ricardo Morais Pereira de Melo declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Eduardo Braga Cavalcanti de Lacerda – 072.401.457-86

In the past five years, has held various positions with Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in section 6.3 of this Form, and with Anheuser-Busch InBev N.V/S.A, ), a listed company whose core business is making and selling  beverages, which makes part of the Company’s economic group, including the positions of General Officer of operations of CAC (Central America and Caribbean) and Finance Vice-President for Europe. He currently holds the position of the Company's Soft Drinks Officer. Mr. Fernando Dias Soares declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Maurício Nogueira Soufen – 162.743.818-13

In the past five years, has held several positions with Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in Section 6.3 of this Form, and positions with the Company, including as Officer for the Engineering Center between 2014 and 2016 and as Industrial Operations Officer – Mid-West Regional between 2012 and 2013. Currently holds the position of the Company's Industrial Officer and since January 1, 2017 also holds the position of Logistics Officer for the Company. Mr. Maurício Nogueira Soufen declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Daniel Cocenzo - 029.453.467-96

He joined the Company in 1999 and in the past five years, held various positions at Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in section 6.3 of this Form, including the positions of CAC Zone Personnel and Management Director, Sales Officer in Dominican Republic  and Regional Sales Officer (States of Rio de Janeiro and Espírito Santo). He is currently the Company's Premium and High End Officer. Mr. Daniel Cocenzo declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Fabio Vieira Kapitanovas - 291.079.138-69

In the past five years, held several positions in Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in Section 6.3 of this form, and positions with the Company, including as Regional Industrial Officer South /SPI, Corporate Officer for Logistics Projects and Shared Services Center Officer. He is currently the Company's People and Management Officer. Mr. Fabio Vieira Kapitanovas declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Paula Nogueira Lindenberg - 267.121.178-36

In the past five years, she has held several positions in Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form, positions with the Company and at Anheuser-Busch InBev N.V./S.A., a company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including as Marketing Officer for Brahma, Antarctica and Portfólio Premium, as well Global Officer for Insights. She is currently the Company's Marketing Officer. Ms. Paula Nogueira Lindenberg declared for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to her being suspended or barred from practicing any professional or commercial activity.

Fernando Maffessoni - 928.806.140-15

In the past five years, has held various positions at Companhia de Bebidas das Américas – Ambev, a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in section 6.3 of this Form, and at the Company, including positions as Planning and Performance Supply Officer, Shared Services  Center Officer and Logistics Officer. He joined the Company on 1998. Currently, he holds the position of Chief Information Technology and Shared Services Officer. Mr. Fernando Maffessoni declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Rodrigo Figueiredo de Souza– 200.176.968-79

In the past five years, held several positions with Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form, with the Company and at Anheuser-Busch InBev N.V./S.A., a company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including Regional Officer and Officer for Latin America North Logistics. Currently the Company's Supplies Officer. Mr. Rodrigo Figueiredo de Souza declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Victorio Carlos De Marchi – 008.600.938-91

In the past five years, was a member of the board of directors of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, and the Company. In addition, from 2003 to 2009, he was co-chairman of the board of directors of Quilmes Industrial Société Anonyme, the Company's subsidiary, whose core business is making, distributing and selling beer, and which is part of the Company's economic group. Since 1985, (i) he has been a member of the board of directors of Fundação Zerrenner since 1985, a foundation whose core business is providing free health care and education, and since 2006, has been executive director of this foundation; (ii) since 2012, a member of the board of governors of Fundação Getulio Vargas (FGV), an educational institution; (iii) since 2006, the chairman of the board of Instituto Ambev de Previdência Privada (IAPP), a private pension entity; (iv) since 2004, a member of the board of a private institute researching Brazilian industry and development, Instituto de Estudos para o Desenvolvimento Industrial (IEDI); (v) since 1994, the member representing Brazil on the Latin American Business Council (CEAL); (vi) since 1992, a member of the economic research board of the State of São Paulo Employers Association (Federação das Indústrias do Estado de São Paulo or FIESP) and since 2008, a member of the latter's strategic affairs council; (vii) since 2002, a member of the executive committee of the Latin American Brewers Association (Associação Latino Americana de Fabricantes de Cervejas – Cerveceros Latinoamericanos [ALAFACE]), and chairman of the latter's executive board since 2015; (viii) since 2003, a member of the board of the Brazilian Competition Ethics Institute (Instituto Brasileiro de Ética Concorrencial [ETCO]), and chairman of the latter's board of directors since 2012; (ix) since 2005, a member of the board of the Health and Alcohol Information Center (Centro de Informações sobre saúde e álcool (CISA); and (x) since 2014, vice-president of the Brazilian Beer Industry Association (Associação Brasileira de Indústria da Cerveja [CERVBRASIL]) and the latter's chairman from 2012 to 2014. He is also currently co-chairman of the Company's board of directors and chairman of the Company's Operations, Finance and Compensation Committee and its Compliance Antitrust and Related Parties Committee. Mr. Victorio Carlos De Marchi declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Carlos Alves de Brito – 595.438.507-63

In the past five years, was a member of the board of directors of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, and of the Company. Additionally, in 2005, he was General Manager for North America of Companhia de Bebidas das Americas (Ambev). From December 2005, he was also Chief Executive Officer of Anheuser-Busch InBev N.V./S.A., a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group. Since 2006, he has been co-chairman of the board of directors of Companhia de Bebidas das Américas – Ambev. In addition, he currently holds the following positions: (i) member of the Board of Trustees and Finance Committee of Greenwich Academy, Inc., an educational entity in the United States; (ii) member of the Advisory Board of Tsinghua University School of Economics and Management, an educational entity in China; (iii) chairman of the CEO group of the International Alliance for Responsible Drinking (IARD), a nonprofit organization; and (iv) member of the Global Brewers Initiative (GBI), a worldwide consortium. He is also current co-chairman of the Company's board of directors. Mr. Carlos Alves de Brito declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Milton Seligman – – 093.165.740-72

He was a Corporate Relations Officer of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, from 2004 to 2013 and, a member of the board of directors of Tenedora CND, S.A., from 2013 to 2016, a holding company of the Company’s operations in Dominican Republic. Currently (i) is manager-partner, since 2014, of Milton Seligman e Associados Consultoria e Participações Ltda., a corporate consultancy company, (ii) chairman of the board of directors, since 2015, of Instituto Sonho Grande, that is engaged  in the improvement of the Brazilian public teaching, (iii) consulting member, since 2014, Fundação  Brava, a non-profit organization that develops and supports impact initiatives to contribute with the development of Brazil, (iv) a consulting member, since 2014, of Fundação Lemann, a family non-profit organization focused on innovative projects in education; (v) Global Fellow, since 2015, of Woodrow Wilson International Center for Scholars, an independent research center focused on public politics and located in Washington, DC/USA, and (vi) coordinator, since 2017, of the Program of Public Management and Politics Courses of INSPER, high education and research institution. He is also currently a member of the Company's board of directors and member of the Board of Directors of Fundação Zerrener, whose main activity is providing free health care and education. Mr. Milton Seligman declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

José Heitor Attilio Gracioso – 006.716.908-25

In the past five years, a member of the board of directors of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, and of the Company. Currently a member of the Company's board of directors and its Compliance Antitrust and Related Parties Committee. Additionally, he is currently a member of the fiscal council of Escola Superior de Propaganda e Marketing (ESPM) and of the board of directors of Fundação Zerrenner, whose core business is providing free health care and education. Mr. José Attilio Gracioso declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Michel Dimitrios Doukeris – – 810.940.279-87

In the past five years, held the following positions with  Anheuser-Busch InBev N.V/S.A, a listed company whose core business is making and selling of beverages and which makes part of the economic group of the Company: (i) from 2013 to 2016, the position of Chief Operations Officer in APAC (Asia Pacific) zone of Anheuser-Busch InBev N.V/S.A ; (ii) from 2016 to 2017, global Chief Sales Officer of Anheuser-Busch InBev N.V/S.A, and (iii) since 2017, he has been Chief Operations Officer - North America for Anheuser-Busch InBev N.V./S.A.. Also currently an alternate member of the Company's board of directors. Mr. Michel Dimitrios Doukeris declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Vicente Falconi Campos – 000.232.216-15

In the past five years, a member of the board of directors of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, and of the Company. Also a member of the institutional board of the Management Development Institute (Instituto de Desenvolvimento Gerencial, or INDG), whose core business is developing and publicizing result-oriented managerial methods and techniques for private and public organizations; He is also the founder and chairman of the board of directors of Brazil's largest management consulting company, FALCONI - Consultores de Resultados. He is a consultant for Brazil's federal government and various state and municipal governments as well as the largest Brazilian companies such as Gerdau, Vale, Amil (United Health), Petrobras, B2W, and many others. He graduated in Engineering from Universidade Federal de Minas Gerais (UFMG) in 1963 and holds an M.Sc. and Ph. D. in Engineering from the Colorado School of Mines, USA. He is Professor Emeritus at UFMG. Decorated with the Ordem do Rio Branco medal for services rendered to the nation. Elected by the American Society for Quality Control as ones of the “21 voices of the 21st century”. He has held the following positions (i) from 2012 to 2013, member of the board of Vigor Alimentos S.A., a Brazilian dairy company; (ii) from 2012 to 2014, member of the board of directors of Qualicorp S.A., a company whose core business is the administration, management and sale of health plans; and (iii) from 2012 to 2013, member of the board of directors of Cyrela Brazil Realty S.A. Empreendimentos e Participações, a real-estate developer and construction firm. Currently (i) chairman of the board of the Social Institute Encouraging, Supporting and Recognizing Talents (ISMART), a private non-profit entity that identifies young low-income talents and offers them scholarships at private schools of excellence, from elementary to university level; (ii) member of the advisory council of Fundação Zerrenner, whose core business is providing free health care and education; (iii) member of the board of directors of BRF S.A., a company involved in processing and selling foods, particularly animal protein products. Currently also a member of the Company's board of directors. Mr. Vicente Falconi Campos declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Luis Felipe Pedreira Dutra Leite – 824.236.447-87

In the past five years, was a member of the board of directors of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, and of the Company. From 2013 to 2015 he was a member of the board of Whitby School, an educational entity in the United States. Currently Chief Financial Officer of Anheuser-Busch InBev N.V./S.A., a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group. Currently also a member of the Company's board of directors and its Operations, Finance and Compensation Committee. Mr. Luis Felipe Pedreira Dutra Leite declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Roberto Moses Thompson Motta – 706.988.307-25

In the past five years, was (i) a member of the board of directors of Companhia de Bebidas das Américas – Ambev, a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form, and the Company; (ii) from 2004 to 2014, member of the board of directors of Anheuser-Busch InBev N.V./S.A., a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group. Currently a member of the boards of directors of the following companies (i) since 2001, Lojas Americanas S.A., a listed company whose core business is commerce in general; (ii) since 2001, São Carlos Empreendimentos e Participações S.A., a publicly listed company whose core business is managing real estate development projects of its own and third parties; (iii) since 2013, of Restaurant Brands International (formerly known as Burger King Worldwide Inc.), a food industry company; and (iv) since 2005, of 3G Capital, a private equity vehicle founded by Mr. Jorge Paulo Lemann, Mr. Marcel Herrmann Telles, and Mr. Carlos Alberto Sicupira, all indirectly controlling shareholders of the Company. Currently also a member of the board of directors and the Company's Operations, Finance and Compensation Committee. Mr. Roberto Moses Thompson Motta declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Cecília Sicupira – 055.532.167-37

In the past five years until now, she has been holding the following positions, in the following companies: (i) since 2007, alternate member of the board of directors of São Carlos Empreendimentos e Participações S.A., a publicly listed company whose core business is managing real estate development projects of its own and third parties; (ii) since 2012, member of the board of directors of S-BR Global Investments Ltd., whose core business is providing financial consulting; (iii) since 2012, member of the board of directors and of the board of officers of S- Velame Administração de Recursos e Participações S.A., a holding company which holds an ownership interests in Anheuser-Busch InBev N.V/S.A.; (iv) since 2013, member of the board of directors and of the compensation committee of Lojas Americanas S.A., a listed company whose core business is commerce in general; and (v) since July 2016, member of the board of directors of Restaurants Brands International Inc., whose core business is the operation of quick service restaurants and other type of restaurants. Currently, she is also a full member of the Company’s Board of Directors. Mrs. Cecília Sicupira declared for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Antonio Carlos Augusto Ribeiro Bonchristiano – 086.323.078-43

In the last 5 years, he has held positions in the following companies for the periods shown: (i) from 2008 to 2014, member of the board of directors of San Antonio Internacional, Ltd., whose core business is providing drilling and engineering services for the oil and gas industry; (ii) from 2014 to 2015, member of the board of directors of BRZ Investimentos S.A., whose core business is managing investment funds; (iii) from 2007 to 2013, member of the board of directors of Estácio Participações S.A., whose core business is holding equity in higher education institutions; (iv) from 2007 to 2013, member of the board of directors of Allis Participações S.A., a holding company for ownership interests in several companies in different segments such as field marketing, recruitment and relocation of professionals and outsourcing agricultural labor; (v) from 2009 to 2013, member of the board of directors of BHG S.A. - Brazil Hospitality Group, whose core business is owning and managing hotels; and (vi) from 2006 to 2013, member of the board of directors of BR Malls Participações S.A. a company that owns and runs shopping centers. Currently holds the following positions: (i) General Manager and member of the board of directors of GP Investments, Ltd., whose core business is holding ownership interest in the capital of other companies through private equity transactions; (ii) member of the board of directors of Apen Ltd. /GP Advisors Zurich, which is part of the GP Investments, Ltd group. Stated in the previous item; (iii) member of the board of Study Foundation (Fundação Estudar), a non-profit organization whose aim is to empower young talents to undertake ambitious projects and transform Brazil; and (iv) serves on the boards of several non-profit organizations including the São Paulo Biennial Foundation, Museum of Art of Sao Paulo, the Bodleian Library in Oxford, UK, and the John Carter Brown Library in Providence, Rhode Island, USA. Currently he is also a member of the board of directors of the Company. Mr. Antonio Carlos Augusto Ribeiro Bonchristiano declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Marcos de Barros Lisboa – 806.030.257-49

In the past five years, has been Executive Officer of Unibanco S.A. and as Vice-President for Insurance, Controls and Operational Support of Itaú Unibanco S.A. both companies whose business is predominantly the financial sector. Until 2013, he was a member of the board of directors of Itaú Unibanco S.A. In addition, from 2003 to 2005, he was Economic Policy Secretary at the Ministry of Finance. Since the late 1980s, he has been a member of faculty of several educational institutions in Brazil and internationally. He holds a Ph.D. in Economics from the University of Pennsylvania. Currently he is (i) CEO of higher education and research institution INSPER (ii) member of the board of directors of Natura Cosméticos S.A., a company in the cosmetics, fragrances and personal care sector; and (iii) member of the board of directors of Mercedes-Benz do Brasil Ltda., the automotive vehicle manufacturer. Currently he is also a member of the board of directors of the Company. Mr. Marcos de Barros Lisboa declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Nelson José Jamel – 025.217.577-80

In the past five years, he has held different positions in Anheuser-Busch InBev N.V/S.A., a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group, in Companhia de Bebidas das Américas – Ambev, a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form, and in the Company. From 2007 to 2008, he held the position of Vice President of Finance for Western Europe of Anheuser-Busch InBev N.V/S.A. He was also Chief Financial Officer of Compañia Cervecera AmBev Dominicana, C. por A., a company which is part of the Company`s economic group. Since 2009, he has held the position of Chief Financial and Investor Relations Officer of Companhia de Bebidas das Américas – Ambev, remaining in such position until 2015. Currently he is Chief Financial Officer of the North America Zone of Anheuser-Busch InBev N.V/S.A. He was elected on April 28, 2017 as a deputy member of the Company’s Board of Directors and is, since May 15, 2018, a full member of the Company’s Board of Directors. Mr. Nelson José Jamel declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

José Ronaldo Vilela Rezende – 501.889.846-15

In the past five years, held positions with the following companies/institutions for the periods shown: (i) from 2005 to 2011, risk management partner with the consulting practice at PricewaterhouseCoopers Brasil whose core business is providing process and system audit services; (ii) Agribusiness industry leader with PricewaterhouseCoopers in Brazil (from 2006 to 2014) and for the Americas (from 2009 to 2014); and (iii) PricewaterhouseCoopers Brasil partner in charge of delivering of Risk Assurance Services (RAS) for processes and systems from 1998. Tax Advisor certified by the Brazilian Governance Institute (IBGC). Bachelor's degree in Accounting from UNA, Belo Horizonte. Graduate in finances at Fundação Dom Cabral. Master's in Agro-Energy from Fundação Getulio Vargas in São Paulo. Nominated for the position of full member of the Company's board of directors. Mr. José Ronaldo Vilela Rezende declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

James Terence Coulter Wright - 872.316.898-68

In the past five years, held positions in the following companies/institutions for the periods shown: (i) from 2006 to 2008, member of the fiscal council of and from 2008 member of the Advisory Council of Fundação Zerrenner whose core business is providing free health care and education; and (ii) from 2012 to 2014, member of the board of directors of Companhia de Bebidas das Américas – Ambev, succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form. Since 2015 he has been General Manager of the Business Administration Institute (Fundação Instituto de Administração e Negócios, or FIA), whose core business is developing research, consulting and educational projects in all fields of management, having also been director of FIA from 2010 to 2012. From 2011 to 2013, he was full professor of the Management Department at the Economics, Management and Accounting School, USP. He holds a Master's in Engineering Management from Vanderbilt University, USA. Currently member of the Company's Fiscal Council. Mr. James Terence Coulter Wright declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Aldo Luiz Mendes - 210.530.301-34

In the past five years, he has held positions in following companies/institutions for the periods shown (i) from January 2017 to December 2017, Executive Officer of Banco Original, financial institution engaged in the financing of big companies, agribusiness and retail; and (ii) from 2009 to 2016, Monetary Policy Officer of Central Bank of Brazil, a federal autonomous public entity with its functions set forth in Law No. 4595/64. Undergraduate in economic sciences at Universidade de Brasília. Master’s degree in Economics at Universidade de Brasília and PhD in Economics from Universidade de São Paulo. Specialized in: (i) Public Budget, at IPEA; and (ii) Training of Administrators – BB International Area, at FGV-SP.  Currently a full member of the Company's Fiscal Council and since April 2018 is an independent member of the Board of Directors of Cielo S.A., listed company engaged in the segment of payment means. Mr. Aldo Luiz Mendes declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Vinicius Balbino Bouhid - 667.460.867/04

In the past five years held positions in the following companies for the periods shown (i) from 2013 to 2015, Statutory General Manager of BB Securities Ltd., a London-based securities underwriting firm, where he introduced a new governance framework including a compliance team and new processes; (ii) from 2009 to 2013, Executive Manager for corporate governance and private equity with BB Banco de Investimento S.A.; (iii) from 2013 to 2015, member of the board of directors of Banco do Brasil Securities in London; and (iv) from 2011 to 2013, member of the board of directors of Coelba – Companhia de Eletricidade do Estado da Bahia, in the electric sector. Civil Engineering degree from Universidade de Brasília and Executive MBA from Universidade de Mato Grosso. Currently is an alternate member of the Company's Fiscal Council and since 2017, a full member of the fiscal council of Norte Energia S.A. (Belo Monte hydroelectric plant). Mr. Vinicius Balbino Bouhid declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Emanuel Sotelino Schifferle - 009.251.367-00

In the past five years, for the periods shown, held positions in the following companies: (i) from 1992, managing partner of ASPA Assessoria e Participações S/C Ltda., a company whose core business is advising companies on restructuring programs, acquisitions, contractual negotiations and transitional management, having managed bankrupt companies, in reorganization, restructuring and contractual renegotiations, among other business; (ii) from 2004 to 2009, member of the board of directors of ALL – América Latina Logística, a listed company whose core business is rail freight and road transportation services; (iii) from 2005 to 2014, alternate member of the board of directors of Companhia de Bebidas das Américas – Ambev, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form; (iv) from 2007 to 2011, member of the board of directors of São Carlos Empreendimentos e Participações S.A., a listed company whose core business is the managing real estate development projects for itself and third parties; (v) from 2008, member of the board of directors of Estácio Participações S.A., a listed company whose main activities are developing and managing educational institutions; and (vi) from 2011 to 2015, member of the board of directors of Allis Participações S.A., a publicly listed company whose main activities are providing marketing and sales services for various market segments. Currently an alternate member of the Company's Fiscal Council. Mr. Emanuel Sotelino Schifferle declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Ary Waddington - 004.469.397-49

 In the past five years, held the position of (i) member of the fiscal council of Companhia de Bebidas das Americas (Ambev), succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form, 2005-2014; (ii) from 2008 to 2012, chairman of the Fiscal Council of União Química Farmacêutica Nacional S.A., whose principal activities are producing and developing pharmaceutical products; (iii) member of the fiscal council of Rio Paranapanema Energia S.A., a publicly listed company whose main activities are generating and selling electricity, of which he was a member from 2012 to 2015 and has been an alternate member since 2015; and (iv) since 2008, chairman of the Fiscal Council of Richard Saigh Indústria e Comércio S.A., a company whose main activities are milling wheat and producing and selling wheat flour. Also currently a partner with MAW Consultoria e Planejamento Ltda., which acts in the business consulting sector, and RAW Consultoria Econômica Ltda., which acts in the business consulting sector. Currently an alternate member of the Company's fiscal council. Mr. Ary Waddington declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

12.6- For each person who was a board of directors or fiscal council member in the latest reporting period, state their percentage attendance at meetings held in this period after the board or council members took office, in tabular format

Board of Directors	Total number of meetings held by the board after taking office*	Percentage attendance at meetings held by the board in the same period that were called after taking office
Victorio Carlos de Marchi	17	100%
Carlos Alves de Brito	17	65%
Milton Seligman**	6	83%
José Heitor Attilio Gracioso	17	76%
Vicente Falconi Campos	17	94%
Luis Felipe Pedreira Dutra Leite	17	76%
Roberto Moses Thompson Motta	17	82%
Cecília Sicupira	17	76%
Antonio Carlos Augusto Ribeiro Bonchristiano	17	100%
Marcos de Barros Lisboa	17	100%
Nelson José Jamel***	17	6%
Michel Dimitrios Doukeris (alternate)**	6	0%

*Meetings held from April 28, 2017 to May 15, 2018

** All members took office on April 28, 2017, except Mr. Milton Seligman and Mr. Michel Dimitrios Doukeris (both took office on January 11, 2018)

*** Nelson José Jamel became a full member on May 15, 2018 (previously an alternate).

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Fiscal Council	Total number of meetings held by the council after taking office*	Percentage attendance at meetings held by the council in the same period that were called after taking office
José Ronaldo Vilela Rezende	11	100%
James Terence Coulter Wright	11	91%
Aldo Luiz Mendes	1	100%
Vinicius Balbino Bouhid	11	100%
Emanuel Sotelino Schifferle	11	100%
Ary Waddington	11	100%

*Meetings held from May 3, 2017 (date on which all members took office in the year 2017, except Aldo Luiz Mendes,

who took office on May 7, 2018) to May 7, 2018.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

12.7 - Composition of statutory committees and audit, financial and compensation committees

Name	Date of birth	Management body	Date elected	Term of office
Taxpayer No. (CPF)	Profession	Elected position held	Date took office
Other issuer positions or duties
Whether the member nominated is an independent member and if so, the criterion used by the issuer to determine independence Number of consecutive terms of office.
Victorio Carlos De Marchi	November 13, 1938	Other - Operations, Finance and Compensation Committee	May 15, 2018	Until the 2020 AGM
008.600.938-91	Attorney	Chair	May 15, 2018
Co-chairman of the Board of Directors and chairman of the Compliance Antitrust and Related Parties Committee
Non-independent member
3rd term of office.
Roberto Moses Thompson Motta	November 6, 1957	Other - Operations, Finance and Compensation Committee	May 15, 2018	Until the 2020 AGM
706.988.307-25	Engineer	Full member of the committee	May 15, 2018
Member of the Board of Directors
Non-independent member
3rd term of office.
Luis Felipe Pedreira Dutra Leite	August 3, 1965	Other - Operations, Finance and Compensation Committee	May 15, 2018	Until the 2020 AGM
824.236.447-87	Economist	Full member of the committee	May 15, 2018
Member of the Board of Directors
Non-independent member
3st term of office.
Victorio Carlos De Marchi	November 13, 1938	Others – Compliance Antitrust and Related Parties Committee	May 15, 2018	Until the 2020 AGM
008.600.938-91	Attorney	Chairman	May 15, 2018
Co-chairman of the Board of Directors and chairman of Operations, Finance and Compensation Committee
Non-independent member
3rd term of office.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

José Heitor Attilio Gracioso	November 20, 1931	Others – Compliance Antitrust and Related Parties Committee	May 15, 2018	Until the 2020 AGM
006.716.908-25	Attorney	Full member of the committee	May 15, 2018
Member of the Board of Directors
Non-independent member
3rd term of office.
Bolívar Moura Rocha	March 10, 1964	Others – Compliance Antitrust and Related Parties Committee	May 15, 2018	Until the 2020 AGM
052.370.578-61	Attorney	Full member of the committee	May 15, 2018
Not applicable, since the only position held in the Company is that of member of its Compliance Antitrust and Related Parties Committee
Independent member
3rd term of office.
Everardo de Almeida Maciel	February 13, 1947	Others – Compliance Antitrust and Related Parties Committee	May 15, 2018	Until the 2020 AGM
018.711.614-87	Tax consultant	Full member of the committee	May 15, 2018
Not applicable, since the only position held in the Company is that of member of its Compliance Antitrust and Related Parties Committee
Independent member
2nd term of office

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Professional experience / Declaration of any convictions

Victorio Carlos De Marchi – 008.600.938-91

See summary of professional experience and declaration in item 12.6 hereof

Roberto Moses Thompson Motta – 706.988.307-25

See summary of professional experience and declaration in item 12.6 hereof

Luis Felipe Pedreira Dutra Leite – 824.236.447-87

See summary of professional experience and declaration in item 12.6 hereof

José Heitor Attilio Gracioso – 006.716.908-25

See summary of professional experience and declaration in item 12.6 hereof

Bolívar Moura Rocha – 052.370.578-61

In the past five years, partner responsible for dispute settlement, infrastructure and competition section with law firm Levy & Salomão Advogados. Bachelor's degree in Law from Universidade de São Paulo and PhD in Political Science and International Law from Université de Genève. Currently member of the Company's Compliance Antitrust and Related Parties Committee. Mr. Bolívar Moura Rocha declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Everardo de Almeida Maciel – 018.711.614-87

In the past five years, acted as tax consultant, and, since 2003 managing partner of the tax consulting firm Logos Consultoria Fiscal Ltda. Currently (i) a member of the senior economics board of the State of São Paulo Employers Association (FIESP); (ii) member of the senior legal board of FECOMERCIO-SP; (iii) member of two research councils, Finance and Taxation, and Political and Social affairs, both of the Commercial Association of Sao Paulo; (iv) member of the Board of Directors of Fundação Zerrener, whose main activity is providing free health care and education; (v) member of the fiscal council of Instituto Fernando Henrique Cardoso; (vi) member of the scientific council of publisher Série Editorial IDP/Saraiva; (vii) member of the Innovare Award jury, (viii) member of the International Academy of Law and Economics and the Jurists for Debureaucratization Committee set up by the Federal Senate; (ix) chairman of the advisory council of the Ethical Competition Institute (ETCO). Also teaches postgraduate courses at law school Instituto Brasiliense de Direito Público (IDP) in Brasília. He has held several public positions, most recently: Federal Tax Authority Secretary (1995-2002), Federal District Finance and Planning Secretary (1991-1994), Executive Secretary of the ministries of Finance (2002), Interior (regional development) (1987) and Education (1985), also minister of the Civil Office of the Presidency (1986). Mr. Everardo de Almeida Maciel declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

12.8- For each person who has been a member of a statutory committee or the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state their percentage attendance at meetings held by the respective body in the same period, after taking office, to be shown in tabular form

Operations, Finance and Compensation Committee	Total meetings held as of the member's taking office*	Percentage attendance at meetings held in the same period held after taking office
Victorio Carlos De Marchi	8	100%
Roberto Moses Thompson Motta	8	100%
Luis Felipe Pedreira Dutra Leite	8	50%

*Meetings held from May 11, 2016 (date on which all members took office) to April 30, 2018.

Compliance Antitrust and Related Parties Committee	Total meetings held as of the member's taking office*	Percentage attendance at meetings held in the same period after taking office
Victorio Carlos De Marchi	13	100%
José Heitor Attilio Gracioso	13	100%
Bolívar Moura Rocha	13	100%
Everardo de Almeida Maciel	13	100%

Meetings held from May 11, 2016 (date on which all members took office) to May 11, 2018.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

12.9- Existence of relations of marriage or kinship to the 2nd degree related to managers of the issuer and its subsidiaries or controlling companies

a)         managers of the Company

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the Company's managers

b)         managers of the Company and those of its directly or indirectly held subsidiaries:

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the Company's managers and those of its directly or indirectly held subsidiaries.

c)          managers of the Company or its directly or indirectly held subsidiaries and the Company's directly or indirectly controlling shareholders:

Manager of issuer or subsidiary
Name	Taxpayer No. (CPF)	Business name of issuer, subsidiary or controlling company	Taxpayer no. (CNPJ)	Position
Cecília Sicupira (member of the Board of Directors)	055.532.167-37	Ambev S.A.	07.526.557/0001-00	Member of the Board of Directors
Related person
Name	Taxpayer No. (CPF)	Business name of issuer, subsidiary or controlling company	Taxpayer No. (CNPJ)	Position
Carlos Alberto da Veiga Sicupira	041.895.317-15	Carlos Alberto da Veiga Sicupira (indirectly controlling shareholder)	-	-
Type of relationship with the manager of the issuer or subsidiary
Parent (1st degree consanguinity)

d)         managers of the Company and managers of its directly and indirectly held subsidiaries:

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the Company's managers and those of its directly or indirectly controlling companies.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

12.10- Relationships of subordination, provision of service or control between managers and subsidiaries, controlling and other

a)         company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital:

Not applicable, since there are no relations of subordination, provision of services or control maintained in the last three fiscal years between the Company's managers and those of a company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital.

b)         direct or indirectly controlling shareholder of the Company:

Fiscal year ended December 31, 2017

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between managers and related person	Type of related person
Manager of the issuer
Victorio Carlos De Marchi	008.600.938-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
José Heitor Attilio Gracioso	006.716.908-25	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Advisory Council of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
James Terence Coulter Wright	872.316.898-68	Subordination	Direct controlling shareholder
Member of the Company's Fiscal Council
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Advisory Council of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Everardo de Almeida Maciel	018.711.614-87	Subordination	Direct controlling shareholder
Member of the Company's Antitrust Compliance and Related Parties Committee
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Fiscal year ended December 31, 2016

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between managers and related person	Type of related person
Manager of the issuer
Victorio Carlos De Marchi	008.600.938-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
|Manager of the issuer
José Heitor Attilio Gracioso	006.716.908-25	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Advisory Council of Fundação Zerrenner.
Note
N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Álvaro Antônio Cardoso de Souza	249.630.118-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Advisory Council of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
James Terence Coulter Wright	872.316.898-68	Subordination	Direct controlling shareholder
Member of the Company's Fiscal Council
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Advisory Council of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Marcel Herrmann Telles	235.839.087-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Everardo de Almeida Maciel	018.711.614-87	Subordination	Direct controlling shareholder
Member of the Company's Antitrust Compliance and Related Parties Committee
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Fiscal year ended December 31, 2015

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Victorio Carlos De Marchi	008.600.938-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
José Heitor Attilio Gracioso	006.716.908-25	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Álvaro Antônio Cardoso de Souza	249.630.118-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
James Terence Coulter Wright	872.316.898-68	Subordination	Direct controlling shareholder
Member of the Company's Fiscal Council
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Marcel Herrmann Telles	235.839.087-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Everardo de Almeida Maciel	018.711.614-87	Subordination	Direct controlling shareholder
Member of the Company's Antitrust Compliance and Related Parties Committee
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

c)         if relevant, supplier, client, debtor or creditor of the Company, its subsidiaries or controlling companies or subsidiaries of any of these persons:

Fiscal year ended December 31, 2017

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Controlling	Supplier
Member of the Company's Board of Directors
Related Person
INDG – Instituto de Desenvolvimento Gerencial	-
Founder and member of the Board of Directors of INDG.
Note
N/A

Fiscal Year end December 31, 2016

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Control	Supplier
Member of the Company's Board of Directors
Related Person
Instituto de Desenvolvimento Gerencial (INDG)	-
Founder of INDG and member of its Board of Directors
Note
N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Marcel Herrmann Telles	235.839.087-91	Subordination	Supplier
Member of the Company's Board of Directors
Related Person
Instituto de Desenvolvimento Gerencial (INDG)	-
Member of INDG's Board of Directors.
Note
N/A

Fiscal Year end December 31, 2015

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Control	Supplier
Member of the Company's Board of Directors
Related Person
Instituto de Desenvolvimento Gerencial (INDG)	-
Founder of INDG and member of its Board of Directors
Note
N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Marcel Herrmann Telles	235.839.087-91	Subordination	Supplier
Member of the Company's Board of Directors
Related Person
Instituto de Desenvolvimento Gerencial (INDG)	-
Member of INDG's Board of Directors.
Note
N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

12.11- Agreements, including insurance policies, to pay or reimburse expenses incurred by managers

Article 45 of the Company's Bylaws transcribed below regulates defense procedures for managers and employees fulfilling mandates in relation to issues arising from the exercise of their duties.

"Article 45 - The Company shall assure members of the board of directors, executive board and fiscal council or the members of any governing bodies whose technical functions include advising managers, defense in judicial and administrative proceedings brought by third parties, during or after their term of office for acts practiced in the exercise of their duties, including long term insurance in order to safeguard them from liability for acts arising from their position or duties, with payment of court costs, attorney fees, indemnities and any other amounts arising from said cases.

Paragraph 1 - The above assurance extends to employees regularly acting in fulfillment of mandates granted by the Company or its subsidiaries.

Paragraph 2 - If any of the persons mentioned in the main section or in Paragraph 1 is convicted in a court's final ruling due to their negligence or willful misconduct, they shall reimburse the Company for all legal advice costs and expenses.”

Such article was approved at the Company’s shareholders’ meeting held on March 1, 2013. In addition, the former Companhia de Bebidas das Américas, merged into the Company, had already a similar provision in its bylaws, as approved at the shareholders’ meeting held on April 28, 2010, with shareholders representing 94.5520% of the voting capital stock.

The Company has an insurance policy with Zurich Minas Brasil Seguros S.A. applicable to its managers and those of companies controlled by it, with a premium amount of about US$32,000, for a guaranteed maximum coverage of US$25 million under normal market conditions for this type of coverage.

Thus, the Company ensures to the managers, Fiscal Council’s members or to certain employees, defense in judicial and administrative proceedings filed by third parties, during or after the respective terms of office, by acts performed within the exercise of their duties, with the payment of legal fees, expenses and indemnifications and any other amounts related to such proceedings, except in case of fault or willful misconduct thereby. The policy does not include coverage of any fines or other penalties, whether civil or administrative, imposed thereto, whether by state or self-regulated bodies regulating and supervising the activities of the Company and its subsidiaries.

Additionally, Anheuser-Busch InBev SA/NV, the Company's indirectly controlling company, has an insurance policy with a pool of insurers stipulating payment or reimbursement of expenses incurred by its own managers and those of companies directly or indirectly controlled by it that arise from remedying damages caused to third parties or the Company, up to a guaranteed maximum coverage calculated by comparison with other companies that have similar risk profiles under the usual market conditions for such coverage.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

12.13 - Other relevant information

Company’s meetings held in the last three years:

Type	Date held	Quorum required(1)
Annual and Extraordinary General Meeting	April 27, 2018	Shareholders representing 89.68% of the company's total voting stock
Annual and Extraordinary General Meeting	April 28, 2017	Shareholders representing 88.67% of the company's total voting stock
Annual and Extraordinary General Meeting	April 29, 2016	Shareholders representing 87.9% of the company's total voting stock
Annual and Extraordinary General Meeting	April 29, 2015	Shareholders representing 87.6605% of the company's total voting stock

(1)         In the last 3 years, there have been no meetings held after a second call to order.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

13.1     Compensation policy and practice for the Board of Directors, Board of Officers, Board of Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees regarding the following aspects:

a. purposes of the compensation policy or practice, informing if the compensation practice was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites in which the document may be found:

The main purpose of the compensation policy of the Company is to establish a compensation system applicable to the management which encourages the development of a culture of high performance, keeping key personnel of the Company over the long term, while ensuring that the best people are hired and retained, and the interests of the management are aligned with those of shareholders. There is no policy formally approved by the Board of Directors.

b. compensation elements, indicating:

i. description of the elements of compensation and the purposes of each of them

a) Board of Directors

The compensation of the members of the Board of Directors is divided into: (i) a fixed compensation that is in line with market average; and (ii) a variable compensation designed to stimulate and reward significant accomplishments by means of profit sharing. The Company also has a stock option plan and a share-based payment plan. Additionally, certain members of the Board of Directors also participate in a private pension fund to which the Company also makes partial contributions.

b) Board of Officers

Executive Officers have their compensation divided into fixed and variable components, provided that the base pay (the fixed component) is in line with market average, while the main focus is on the variable compensation (profit sharing) and on the long-term incentives. The members of the Board of Directors are also entitled to stock options granted under the Company’s stock option plan and share-based payment, and, potentially, in the case of executives identified to have high potential in the long term, the granting of Share Appreciation Rights (as defined in item 13.4 below). The goal is to stimulate the alignment of interests for long-term value generation.

The Executive Officers are entitled to the benefits provided for in the benefits policy of the Company, pursuant to item 14.3 “b” of the Company’s Reference Form. Such benefits include medical, dental, educational and social assistance to executive officers and their dependents, free of costs or at a reduced cost. In addition, certain executive officers participate in a private pension plan to which the Company makes partial contributions.

c) Fiscal Council

The members of the Fiscal Council only receive a fixed compensation that corresponds, at least, to the legal minimum resolved by the Shareholders’ Meeting. The compensation paid to each member should not be lower than ten percent of the compensation assigned to each Executive Officer, considering the average amount received by the Executive Officers, excluding any benefits, representation allowances and profit sharing. The compensation of the alternate members equivalent to 50% of the compensation of the effective members. Additionally, the members of the Fiscal Council shall be mandatorily reimbursed for transportation and lodging expenses which may be necessary to perform their functions.

d) Committees

All members of the Compliance Committee and the members of the Operations, Finance and Compensation Committee that are part of the Board of Directors of the Company do not receive any specific compensation for their activities in those Committees. Members who do not meet this condition, receive annual fixed fees. Additionally, the members of the Committees shall be mandatorily reimbursed for transportation and lodging expenses which may be necessary to perform their functions.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

ii. regarding the 3 last fiscal years, what is the participation of each element in total compensation

2017	Board of Directors	Board of Officers
Fixed compensation	33.50%	26.70%
Fees	27.91%	20.90%
Direct and indirect benefits	5.58%	4.18%
Charges	0.00%	1.62%
Variable compensation	10.67%	20.29%
Share-based payment and stock options	55.84%	53.01%

2016	Board of Directors	Board of Officers
Fixed Compensation	34.42%	38.81%
Fees	28.68%	30.46%
Direct and indirect benefits	5.74%	6.19%
Charges	0.00%	2.16%
Variable compensation	0.00%	0.00%
Share-based payment and stock options	65.58%	61.19%

2015	Board of Directors	Board of Officers
Fixed Compensation	41.01%	19.44%
Fees	34.18%	15.56%
Direct and indirect benefits	6.84%	3.11%
Charges	0.00%	0.77%
Variable compensation	11.19%	24.04%
Share-based payment and stock options	47.79%	56.52%

The proportion of the elements of compensation of the Board of Directors and the Board of Officers described above tends to repeat, to a greater or lesser degree, in years when the Company meets the eligible targets for distribution of variable compensation.

Variable compensation is determined according to the performance verified in relation to pre-established targets. Consequently, in case the minimum targets established are not fulfilled, no variable compensation will be due.

The compensation of the members of the Fiscal Council is 100% fixed, of which 83.33% corresponds to fees and 16.67% corresponds to charges on remuneration (percentages applicable to the years 2017, 2016, and 2015).

The members of the Committees that are not part of the Company’s Board of Directors have 100% of their compensation composed of annual fixed fees and are reimbursed for their travels and lodging expenses required for the performance of their duties.

ii. methodology for calculation and restatement of each of the compensation elements

The overall compensation of the management, as approved by the Annual Shareholders’ Meeting, is restated annually based on a market research and periodically assessed by the Company’s People & Management area, so as to secure that the amounts paid are sufficient to meet the specific objectives in relation to the market.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

The variable compensation, when paid in cash, is calculated as a multiple of fixed compensation, provided that the target conferred on the manager and the Company have been achieved.

Regarding the determination of the amount of stock options to be granted, please refer to items 13.4 and 13.8 below. For a description of the determination of the benefit resulting from Share Appreciation Rights, please refer to item 13.4 below. For a description related to the share-based payment plan, please refer to item 13.4 below.

Both for the purpose of compensation and for the purpose of granting stock options are also taken into account the achievement of annual targets and other results delivered in the year, meritocracy criteria and the seniority level of the executive.

Please refer to sub-item “h” below for further information.

iv. reasons behind the compensation elements

Compensation of the management is defined to encourage its members to meet short and long-term results for the Company. On this regard, the Company secures a fixed compensation based on market research, however, encouraging the achievement of expressive results to obtain a variable compensation above market average. Therefore, Company’s targets must be challenging but achievable.

The possibility of granting options and shares encourages the blending of interests of the shareholders and the management over the long-term, upon the free or onerous receipt, as the case may be, of the Company’s shares by its management, which shares shall be subject to restrictions on sale or delivery, contingent upon continued employment with the Company for a certain period of time. Also, additional shares may be granted depending on the reinvestment level of the variable compensation.

Finally, the Company has decided to adopt, for certain executives deemed strategic and with high performance potential, the granting of Share Appreciation Rights, enabling such participants to receive cash bonus based on the value of the shares of the Company. The granting of Share Appreciation Rights, however, is contingent upon the continued employment of executives with Company for a long or very long term, since the amounts have a lock-up period of five or ten years, then encouraging the retaining of strategic talent and generating value for shareholders in the long term.

In relation to the Fiscal Council and the Committees, the intention is to secure compensation compatible with the limits defined in applicable legislation, ensuring that its members are duly rewarded to perform their duties.

v. the existence of members who do not receive compensation and the reason for that

Four members of the Board of Directors do not receive compensation from the Company. Said members are also part of the Board of Directors of the Parent Company (Anheuser-Busch InBev N.V./S.A. - “ABI”), which bears payment of compensations to these members.

c. key performance indicators taken into account for determining each compensation element:

The key performance indicators for the Company and its management are: EBITDA, cash flow and net revenues, in addition to other specific indicators for the various departments of the Company.

d. how is the compensation structured to reflect the progress of performance indicators:

The variable compensation (profit sharing) is defined according to the following basis: (i) below a certain level of target achievement, no variable compensation shall be due, but, on the other hand, outstanding accomplishments of targets must be compensated with profit sharing comparable to or even higher than top levels in the market; and (ii) variable compensation will only be granted if both the targets of the Company and those targets of the manager are achieved.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

The executives have the possibility to reinvest their variable compensation in the Company, by using said compensation, in total or in part, for the exercise of the stock option granted within the stock option plan of the Company. In this event, the Company may grant to said executives additional shares or options, depending on the reinvestment level of their variable compensation.

For high potential executives, the Company also adopts a variable pay practice defined as Share Appreciation Rights. According to such practice, the executives receive, after vesting periods varying between five and ten years, a value per share corresponding to the closing price of  shares or American Depositary Receipts (“ADRs”) issued by the Company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”)  or at the New York Stock Exchange (“NYSE”), as applicable, on the trading session immediately before the respective vesting periods.

e. how the compensation policy or practice is aligned with short, medium and long-term interests of the Company:

The fixed compensation is a compensation based on market research, but as the segment cycle in which the Company operates in is the segment of medium and long term, the alignment of the compensation to the interests of the Company is verified by means of the granting of a substantial portion of compensation referred to those periods.

The medium-term income is aligned with the compensation policy of the Company as to the payment of the annual bonus. In this case, the income of the Company and the results of its management during the year will affect the amount to be assigned as variable pay.

Additionally, the Company’s stock option plan requires a commitment of funds over the long-term, by virtue of the vesting period, the restriction on sale applicable to the corresponding shares or the delivery of stock options or shares being contingent upon the executive continued employment with the Company.

The share-based payment plan reinforces the need for a long-term commitment, once the delivery of the Company’s shares is contingent upon the executive continued employment with the Company and the lapse of a vesting period.

Share Appreciation Rights occasionally granted to elected high potential executives by the Company, align the long-term and very long-term interests by means of the possibility of receiving, after the vesting periods of five or ten years, the amount corresponding to the appreciation of the shares issued by the Company, to encourage the retaining of talent as well as such appreciation of shares.

As such, it is understood that the compensation policy of the Company is totally aligned with the monitoring of its performance and, therefore, reaffirms the sharing of the risk and profits among the Company’s managers.

f. existence of compensation borne by direct or indirect subsidiaries or controlling companies:

On November 25, 2008, some Company managers received stock options of shares issued by ABI, the controlling shareholder of the Company, totaling approximately five million options, with approximately one million options for members of the Board of Officers, at the time, and approximately 4 million for members of the Board of Directors, at the time. Each of such options entitles the acquisition of one common share issued by ABI. One half of those options became exercisable on January 1st, 2014 and the other half shall become on January 1st, 2019. In both cases the options may be exercised within five years at an exercise price of €10.32, corresponding to the market price of the shares of ABI on the date the options were granted. Moreover, the exercise of such options also depended on ABI’s net debt to EBITDA ratio to fall below 2.5 before December 31, 2013, which has been achieved. In 2016, there was a grant of restricted shares issued by ABI, in accordance with the applicable lock-up terms, in a total amount of approximately one hundred and seven thousand restricted shares, of which approximately two thousand and five hundred for members of the Board of Executive Officers and one hundred and four thousand restricted shares to the members of the Board of Directors.

In 2017, certain members of the Board of Directors received 2.1 million in stock options relating to shares issued by ABI and certain directors received 2.2 million in stock options relating to shares issued by ABI, being 3.75 million in stock option conditional on achieving CAGR EBITDA of 7% in the fifth year. In case the condition is not met, a new evaluation will be made for the sixth year and later for the seventh year. The remaining stock options do not have a performance condition and have a vesting period of 5 years. In addition, in 2017, there was a concession of restricted shares issued by ABI in the total amount of 0.4 million shares with a vesting period of 5 years.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

g. existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of corporate control of the Company:

Not applicable once there is no compensation or benefit connected to the occurrence of any corporate event.

h. practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and Board of Officers, appointing:

i. the bodies and committees of the issuer that participate in the decision-making process, identifying the form in which they participate

The following bodies participate in the decision-making process for the definition of the individual compensation of the Board of Directors and the Board of Officers of the Company: the Operations, Finance and Compensation Committee and the Board of Directors. The Compensation, Financial and Operation Committee is responsible for providing an opinion on the management’s proposal to be assessed by the Board of Directors concerning the definition of the compensation policy for the high-performance management and employees of the Company, including their individual compensation packages, in order to the ensure that the beneficiaries have the proper compensation and incentives to reach an exceptional and sustainable performance. On the other hand, the Board of Directors is responsible for deciding on the recommendation presented by the Operations, Finance and Compensation Committee, as well as fining the criteria for the granting of stock option, compensation and benefits (indirect benefits, profit sharing etc.) of the top management and employees (that is, the managers or holders of equivalent officer positions) of the Company.

ii. criteria and methodology used to establish the individual compensation, appointing if studies were used to verify the market practices and, if yes, the comparison criteria and scope of said studies

The fixed and variable individual compensation of the members of the Board of Directors was defined based on a remuneration survey conducted with large public companies and is updated annually based on the IPCA variation until the Board of Directors deems it necessary to engage at a new compensation survey. All directors receive the same remuneration, being noted that (i) the directors compensated by the controlling shareholder and the alternates do not receive any fees from the Company; and (ii) the co-chairman of the Board of Directors compensated by the Company has different compensation due to his longer time of dedication.

The fixed and variable individual compensation of the members of the Board of Officers is defined based on an annual remuneration survey, using the group of companies classified as “non-durable consumer goods” in the comparison. For the definition of fees, the monthly amount paid by the median of the companies involved in the survey is used as reference. If there is a positive variation of this indicator in relation to the previous year, the reference of the previous year is updated. After updating the market benchmark for each position level, the fees are set by varying according to meritocracy criteria and the seniority level of the executive. Without prejudice to the evaluation by the Operations, Finance and Compensation Committee and by the Board of Directors, as indicated in item (i) above, the fees of the Board of Officers are analyzed annually by the Company’s People & Management area, which may make adjustment recommendations, if necessary. Any recommendations need to be approved by the CEO to be implemented.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

iii. the frequency and method in which the Board of Directors assesses the adequacy of the compensation policy of the issuer

Annually, the Operations, Finance and Compensation Committee evaluates the retention of the Company’s talents, which includes the analysis of the need to adapt the compensation practices adopted by the Company. If this Committee deems it necessary, it is proposed to the Board of Directors to adjust these practices. In addition, the goals of executives, whose achievement is decisive in the determination of the amount to be paid by the Company as variable compensation and in the amount of stock options to be granted are reviewed and validated by the Board of Directors annually.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

13.2. Regarding the compensation of the Board of Directors, Board of Officers and Fiscal Council recognized in the income statement for the three previous fiscal years and forecasts for current year

Forecast for 2018	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	11.00	6.00	30.00
No. of members receiving compensation	9.00	11.00	6.00	26.00
Annual Fixed Compensation
Salary/fees	5,976,160.00	12,142,834.	1,700,989.00	19,819,983.00
Direct and indirect benefits		939,457.00		939,457.00
Compensation for sitting on Committees
Other	1,195,233.00	2,428,567.00	340,198.00	3,963,998.00
Description of other fixed compensation	INSS	INSS	INSS
Variable Compensation
Bonus
Profit sharing	4,249,890.00	23,429,920.00	-	27,679,810.00
Compensation for attending meetings
Commissions
Other
Description of other variable compensation
Post-Employment Benefits
Termination Benefits
Share-based compensation, including stock options	6,384,775.00	26,546,092.00	-	32,930,867.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	17,806,058.00	65,486,870.00	2,041,187.00	85,334,115.00

2017	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	11.00	6.00	30.00
No. of members receiving compensation	9.00	11.00	6.00	26.00
Annual Fixed Compensation
Salary/fees	5,432,873.00	11,038,940.00	1,546,354.00	18,018,167.00
Direct and indirect benefits		854,052.00		854,052.00
Compensation for sitting on Committees
Other	1,086,575.00	2,207,788.00	309,271.00	3,603,634.00
Description of other fixed compensation	INSS	INSS	INSS
Variable Compensation
Bonus
Profit sharing	2,075,768.00	10,713,235.00	-	12,789,003.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation	10,866,993.00	27,998,463.00	-	38,865,456.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	19,462,209.00	52,812,478.00	1,855,625.00	74,130,312.00

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

2016	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	12.00	11.00	6.00	29.00
No. of members receiving compensation	9.00	11.00	6.00	26.00
Annual Fixed Compensation
Salary/fees	5,086,590.00	12,225,100.00	1,480,778.00	18,792,468.00
Direct and indirect benefits	-	866,594.00	-	866,594.00
Compensation for sitting on Committees	-	-	-	-
Other	1,017,318.00	2,483,074.00	296,156.00	3,796,548.00
Description of other fixed compensation	INSS	INSS	INSS	INSS
Variable Compensation
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation. including stock options	11,631,786.00	24,554,818.85	-	36,186,604.85
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	17,735,694.00	40,129,586.85	1,776,934.00	59,642,214.85

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

2015	Board of Directors	Board of Officers	Fiscal Council	Total
No of Members	12.00	10.25	5.67	27.92
No. of members receiving compensation	9.00	10.25	5.67	24.92
Annual Fixed Compensation
Salary/fees	4,669,682.00	8,933,817.00	1,395,475.00	14,998,974.00
Direct and indirect benefits	-	440,023.00	-	440,023.00
Compensation for sitting on Committees				-
Other	933,936.00	1,786,763.00	279,095.00	2,999,794.00
Description of other fixed compensation	INSS	INSS	INSS	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	1,529,566.00	13,803,619.35	-	15,333,185.35
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation. including stock options	6,530,174.00	32,445,718.00	-	38,975,892.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	13,663,358.00	57,409,940.35	1,674,570.00	72,747,868.35

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

13.3. Regarding the variable compensation of the Board of Directors, the Board of Officers and the Fiscal Council for the three previous fiscal years and the forecasts for current fiscal year:

Variable compensation – forecast for 2018
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	11.00	6.00	30.00
No. of members receiving compensation	1.00	11.00	0.00	12.00
Bonus
Minimum amount according to compensation plan
Maximum amount according to compensation plan
Amount provided for in compensation plan in case the targets are met
Profit sharing
Minimum amount according to compensation plan	504,674	2,782,303		3,286,978
Maximum amount according to compensation plan	4,249,890	23,429,920		27,679,811
Amount provided for in compensation plan in case the targets are met	3,162,886	15,499,729		18,662,616

Variable compensation – fiscal year ended on 12/31/2017
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	11.00	6.00	30.00
No. of members receiving compensation	1.00	11.00	0.00	12.00
Bonus
Minimum amount according to compensation plan
Maximum amount according to compensation plan
Amount provided for in compensation plan in case the targets are met
Profit sharing
Minimum amount according to compensation plan	186,364	1,153,034	-	1,339,398
Maximum amount according to compensation plan	3,923,454	24,274,405	-	28,197,859
Amount provided for in compensation plan in case the targets are met	969,878	6,000,633	-	6,970,511
Amount effectively recognized in the income statement for the fiscal year	2,075,768	10,713,235		12,789,003

Variable compensation – fiscal year ended on 12/31/2016

Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	12.00	11.00	6.00	29.00
No. of members receiving compensation	1.00	11.00	0.00	12.00
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	177,490	1,240,922	-	1,418,412
Maximum amount according to compensation plan	3,736,623	26,124,683	-	29,861,306
Amount provided for in compensation plan in case the targets are met	2,335,389	15,640,958	-	17,976,347
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Variable compensation for the fiscal year ended on 12/31/2015

Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	12.00	10.25	5.67	27.92
No. of members receiving compensation	1.00	10.25	0.00	11.25
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	167,207	910,379	-	1,077,586
Maximum amount according to compensation plan	3,520,145	19,165,875	-	22,686,020
Amount provided for in compensation plan in case the targets are met	2,200,090	11,978,672	-	14,178,762
Amount effectively recognized in the income statement for the fiscal year	1,529,566	13,803,619	-	15,333,185

(1)          As shown in the table of item 13.2 above, the Company only pays profit sharing. Therefore, bonus payment does not apply for the purposes of this item 13.3.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

13.4. Regarding the share-based compensation plan applicable to the Board of Directors and Board of Officers in force for the last fiscal year and forecasted for current fiscal year

a. general terms and conditions:

Option Plan

Under the Company Stock Option Plan (the “Option Plan”), senior employees and management of the Company or its direct or indirect subsidiaries (beneficiaries) are eligible to receive stock options of the Company or ADR based in shares issued by the Company, in the event the beneficiaries do not live in Brazil. Currently, approximately 800 people (including managers and employees) hold stock options for shares of the Company, taking all the programs of the Option Plan the together.

The Option Plan was approved by the Extraordinary Shareholders’ Meeting of the Company held on July 30, 2013 and provides for the general conditions applicable to the granting of options, the criteria to determine its exercise price, its general terms and conditions, and the restrictions on the transfer of shares acquired by its exercise. The Option Plan is managed by the Board of Directors which grants options establishing the specific terms and conditions applicable to each grant through stock option programs, such as the identification of the beneficiaries, the options’ exercise price, any restrictions to the acquired shares, the vesting periods and the option exercise periods and rules applicable to the termination of the beneficiary’s employment contract, and it may also establish targets related to the performance of the Company. The Board of Directors may further define specific rules applicable to beneficiaries of the Company who have been transferred to other countries, including to the Company’s controlling companies its subsidiaries.

Migration Plan and Received Programs

On July 31, 2013, a migration program was approved in a Meeting of the Board of Directors (“Migration Program”), with the purpose of receiving, within the scope of the Option Plan, the options granted but not exercised by the beneficiaries of the Stock Option Plan of Companhia de Bebidas das Américas – Ambev (“Former Option Plan”), which was incorporated by the Company on January 2, 2014 (“Merger”). For this purpose, a number of options proportional to the number of shares of the Company was granted to the beneficiaries of the Former Option Plan as a substitute of the options granted and not exercised within the scope of said plan.

The specific conditions of the Migration Plan are the same of the stock programs of Companhia de Bebidas das Américas – Ambev that were effective as of the date of the Merger, which  remain entirely in effect and are applicable to the options then granted in the context of the Migration Program, subject to the required adjustments arising from the Incorporation and from the terms and conditions defined in the Option Plan (“Received Programs”). The Programs 2012.1, 2012.2, 2012.3, 2013.1 must be understood as the Received Programs.  The individual conditions and the quantity of options granted to each beneficiary are described in the adhesion term signed by each one of the beneficiaries.

On December 19, 2013 the Board of Directors also received the Dividend Waiver rule approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on December 22, 2010. “Dividend Waiver” shall be understood as the granting of additional stock options to some executives expatriated  to the United States of America, in order to compensate the dividends and interest over own capital attributed to the options belonging to said executives, who waive, in relation to each one of said options, the right to a discount on the exercise price of the dividends and interest on own capital paid by the Company between the date of the option grant and the exercise date, being applicable to each new option the other terms of the respective programs that govern the options originally belonging to the executives (“Dividend Waiver”).

Share Appreciation Right

The Company also received the long-term incentive, approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on August 26, 2011, granted to some executives identified as high potential by the Company (and such incentive is denominated “Share Appreciation Rights”). Such incentive is beyond the scope of the Option Plan, since it does not involve settlement by the granting or acquisition of shares. Within the scope of the Share Appreciation Rights program, each beneficiary will receive two separate lots of Share Appreciation Rights – (lot A and lot B), as the case may be, in which each Share Appreciation Right will correspond to a share or ADR, as the case may be, subject to lock-up periods of five and ten years, respectively as of the date of their granting. Once such five or ten-year term has elapsed, as applicable, the beneficiary who remains at the Company or in any entity of its group will receive in funds immediately available the amount in Brazilian Reais corresponding to the closing price of shares or ADRs of the Company at B3 or NYSE, respectively, at the trading session immediately before the end of such lock-up terms. The Share Appreciation Rights granted  do not concern the delivery, subscription or acquisition of shares or ADRs, and, therefore, will not ascribe to the beneficiary the condition of shareholder of the Company or to any right or prerogative as a result of such condition,. The benefits ascribed to the granting of Share Appreciation Rights shall be considered as variable compensation.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Stock Plan

The Company implemented a Share-Based Payment Plan (“Stock Plan” and, together with the Option Plan, “Plans”), approved by the Extraordinary Shareholders’ Meeting held on April 29, 2016, under which certain employees and members of the management of the Company or its subsidiaries, direct or indirect, are eligible to receive shares of the Company including in the form of ADRs, in the event of persons living outside Brazil. The shares that are subject to the Stock Plan are designated “Restricted Shares”.

The Board of Directors has broad powers of organization and management of the Stock Plan, in accordance with its general terms and conditions, and must establish the terms and conditions applicable to each Restrictive Shares program (Share-Based Payment Program - “Stock Programs”), which, for its turn, sets the terms and conditions specific to the participants of that program, including the conditions and procedures for transferring the Restricted Shares and rules applicable in case of termination of the employment contract.

Under the Stock Plan, the participants may receive up to 0.3% of shares corresponding to the Company’s capital stock, and the delivery of the Restricted Shares is exempt from financial consideration..

b. main purposes of the Plan:

The main purposes of the  Plan are: (a) to encourage the expansion, the success and the achievement of Company’s corporate purposes and the interests of its shareholders, allowing executives and senior employees to be owners of shares of the Company, in the terms of the Plans, encouraging this way their integration with the Company; and (b) enabling the Company to obtain and maintain, effectively, the services of its executives and senior employees by offering them the possibility of becoming shareholders of the Company, in the terms of the Plans.

The purposes of the Share Appreciation Right incentive are the same described above, aiming at encouraging the alignment of interests for the generation of value in the long term, except for the fact that there is no delivery of shares.

c. how does these plans contribute to these objectives:

The possibility of acquiring or receiving shares issued by the Company under advantageous conditions provided for in the Plans allows the introduction of considerable incentives for the employees and management of the Company to commit to create value over the long term, seeking the future appreciation of shares. In addition, it allows the employees and the managers of the Company to join the interests of the shareholders, the corporate purposes and the growth plans of the Company, maximizing their results. Also, the adopted model expects to be efficient as a mechanism of retention of the key employees and managers due to, mainly, the sharing of the appreciation of the Company’s shares.

d. how does the Plan fit into the Company compensation policy:

The Plans and the incentive of the Share Appreciation Rights encourage the direct commitment of the respective beneficiaries or participants, as the case may be, with the performance of the Company in the medium and long term, once the most substantial portion of asset increase is connected to said performance.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

The Option Plan contains elements that encourage the commitment of beneficiaries by giving them the option to allocate their own funds to purchase shares. Additionally, the Share Appreciation Rights incentive and the Stock Plan incentive stimulate the continued employment of executives that the Company deems highly strategic to its business and activities, upon the granting of an attractive variable compensation additional in the long or very long term.

e. how does the Plan aligns the interests of the management with those of the Company in the short, medium and long term:

The options granted under the Option Plan provide for mechanisms that enable lining up the interests of the management in different time horizons.

In the short term, the managers participating in the Option Plan are encouraged to contribute to high earnings of the Company, since, in the capacity of owners of the shares of the Company, they will also have the right to receive dividends.

Regarding the medium and long term, the models used by the Company to grant stock options allow the allocation of a percentage of the beneficiary’s share in profits to the immediate exercise of the options which will give right to shares that will be subject to restrictions on transfer and delivery contingent upon continued employment of the beneficiary with the Company. For this reason, beneficiaries are expected to have their interests aligned with expectations of appreciation of the shares of the Company in the medium and long term, once the relevant shares will be subject to a lock-up, that is, a period during which they cannot be transferred (please refer to item “l” below). In addition, there are granting models in which the options granted to the beneficiaries are subject to a vesting period during which such shares may not be exercised and, therefore, convertible into shares.

Therefore the granting of options with said characteristics serves as a powerful incentive to align the interests of employees with those of the management of the Company in the long term, due to the possibility of expressive gains in the event of appreciation of the stocks of the Company.

In the case of the Share Appreciation Rights incentive, grants are essentially designed to align interests in the long and very long term. Any amounts may only be paid by the Company to the beneficiary after the applicable lock-up period of five or ten years, then encouraging a sustainable value generation over the time, and primarily encouraging continued employment of executives deemed strategic or of high potential in relation to the Company’s long-term targets.

The same logic is applicable to the Stock Plan, programs of which the participants only receive the shares after long vesting periods and, further, conditioned to the continuance of the participant in the Company.

f. maximum number of shares covered:

On December 31, 2017, the maximum number of shares covered by options not yet exercised totaled 23,475,138 common shares issued by the Company, already including the effects of the dilution resulting from the exercise of all options under all programs within the scope of the outstanding Option Plan, including the Migration Program.

Until December 31, 2017, no Restrictive Share had been granted within the scope of the Stock Plan to members of the Board of Directors and/or Board of Officers of the Company.

g. maximum number of options to be granted:

Considering that each option ensures to the beneficiary the right to acquire a common share of the Company, the quantity of granted options is connected to the dilution limit described in item “f” above”.  On December 31, 2017, this amount corresponds, in relation to the members of the Board of Directors and Board of Officers, to 23,475,138 options within the scope of all programs in the Option Plan.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Until December 31, 2017, no Restrictive Share had been granted within the scope of the Stock Plan to members of the Board of Directors and/or Board of Officers of the Company.

h. conditions to acquire shares:

Programs – Option Plans

In relation to the last five fiscal years and in relation to the current fiscal year, in the Received Programs named Programs 2012.1, 2012.2, 2012.3 and 2013.1, as well as in the Company’s programs named Programs 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2 e, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1 and 2018.2, all within the Scope of the Option Plan, two types of grant were awarded, as follows: (i) in one type of grant,, the exercise price of the options must be paid on demand (or within five business days), although the delivery of a substantial part of the shares acquired is contingent upon continued employment of the beneficiary with the Company for a term of two to ten  years (depending on the program) as of the exercise date; and (ii) in the other type of grant, a beneficiary may only exercise his/her options after a vesting period of five years, upon payment of exercise price on demand, in consideration for the delivery of shares. Under this new model the exercise of options is not conditioned to meeting the Company’s performance targets.

The Share Appreciation Rights incentive does not involve exactly the acquisition of shares. The cash payment by the Company to the beneficiary of the amounts determined based on market prices of shares or ADRs issued by the Company is subject to continued employment with the Company for a term of five years for lot A and ten years for lot B, and it is not contingent upon the Company meeting performance targets.

In the Program 2018.1, within the scope of the Stock Plan, the granting was made free of charges and the shares will only be transferred to the participants after the vesting period of five years, and provided that the participant maintains the employment/statutory bond with the Company until the end of said term. There is no binding of the participants to the reaching of the Company’s performance goals.

i. criteria to set the acquisition or exercise price:

The price of the exercise of the shares arising from the Received Programs named Programs  2012.1, 2012.2, 2012.3, 2013.1, as well as in the Programs 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1 and 2018.2, all in the scope of the Option Plan, corresponds to the closing price of the Company’s stocks traded at B3 on the trading session immediately before the grant date, traded at B3, and a discount may be applied depending on the program.

The Share Appreciation Rights incentive does not involve the acquisition of shares, but rather the payment of a cash amount by the Company to the beneficiary. Such amount i is determined at the end of the lock-up period applicable to each lot, based on the closing price of shares or ADRs issued by the Company on the trading session of B3 or NYSE, as applicable, immediately before the date of payment. Each Share Appreciation Right shall correspond to the right related to one share or ADR, as applicable.

In the Program 2018.1, within the scope of the Stock Plan, the granting of shares shall be made free of charge to the participants, under the terms of the Stock Plan and of the relevant program.

j. criteria to set the final term for exercise:

Within the scope of the Option Plan, according to the Received Programs named Programs 2012.1, 2012.2, 2012.3, 2013.1, as well as in the Programs 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4 and 2018.1, the lots may only be exercised (i) in full upon the execution of the option grant agreement by the beneficiary; or (ii) in a period of five years after the verification of the vesting period of the relevant options. The program 2018.2 has a single lot that may be exercised, in total or in part, within 45 days from the granting date.

The criteria used in the establishment of said terms takes into account the short, medium and long-term goals of this incentive form.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

With regard to the Share Appreciation Rights, lot A provides for a term of five years to receive the relevant amounts, while in the case of lot B, there is a term  of ten years. The main purpose of grace periods is to retain executives deemed of high potential and strategic for the business and activities of the Company, encouraging their continued employment with the Company in view of the possibility of receiving, in the long term, potentially attractive amounts linked to the value of shares issued by the Company.

Within the scope of the Stock Plan, according to the Program 2018.1, the delivery of Restrictive Shares will be made after the vesting period of five years. In these cases, the criterion is the achievement of the long-term goals of the Company.

k. form of settlement:

The Company intends to use treasury stocks to satisfy the exercise of options, and may, when applicable, use ADRs backed by shares issued by the Company. The Company may also issue new shares, upon an increase in capital stock, upon a resolution of the Board of Directors within the limits of authorized capital. The rule is that the exercise price must be paid on demand upon the exercise of the options within a period of up to five days as of their exercise date, depending on the program.

The Share Appreciation Rights do neither involve the effective delivery of shares, nor the payment of any amount by the beneficiary. They are settled upon the payment of the cash benefit by the Company directly to the beneficiary, immediately after the end of the relevant grace period.

Within the scope of the Stock Plan, according to the Program 2018.1, the Restricted Shares shall be delivered by the Company to the respective participant after the vesting period of five years.

l. restrictions to the transfer of shares:

Within the Received Programs named Programs 2012.1, 2012.2, 2012.3, 2013.1, 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3 as well as the Programs 2017.1, 2017.2, 2017.4, 2018.1 and 2018.2, under terms of the Option Plan, the shares resulting from the option exercise may (i) be free and clear and may be transferred at any time, respected the preemptive right of the Company; or (ii) be subject to a lock-up of, at least, five years as of the date of the option exercise, depending on the program.

Share Appreciation Rights incentive by the Company does not involve the l delivery of shares. Therefore, there is nothing to say about any restriction to the transfer of shares. Please note, however, that the receipt of the amounts under the share appreciation rights program is subject to the grace periods described in sub-item “h” above.

Within the scope of the Stock Plan, according to the Program 2018.1, within the Stock Plan, the delivered shares will be free and clear, and may be transferred at any time, respected the preemptive right of the Company.

m. criteria and event that, once verified, will result in the suspension, amendment or termination of the Plan:

The Plans may be amended or terminated by the Board of Directors, pursuant to the terms under said Plans. Regardless of the authority of the Board of Directors, no decision may change the rights and obligations of the Company or beneficiaries or participants in force.

In addition, in case of dissolution, transformation, merger, consolidation, spin-off or reorganization of the Company, the existing options will be subject to the rules established by the Board of Directors on this matter.

n. effects of withdrawal of a manager from the bodies of the Company on the rights provided under share-based compensation plan:

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Programs (Option Plan)

- Programs 2012.2, 2013.3, 2013.2, 2013.3, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.2, 2016.3, 2017.1 and 2017.4: For these Programs, in the event of termination of the beneficiary’s employment contract, the following rules shall apply: (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 90 days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 180 days as of the severance date, after which they will be canceled; (iii) in the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within 24 months after the option grant, the beneficiary may only exercise his/her options on a pro rata basis if he/she has subscribed, within the scope of other Option Programs that he/she has participated as beneficiary, Lot B in the past five years, provided that he/she executes a non-compete agreement and, in case severance has occurred after 24 months, the beneficiary may exercise his/her options on a pro rata basis provided also that he/she executes the above-mentioned non-compete agreement; (iv) in the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that any options not qualified to be exercised may be so, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, require any such exercise be contingent upon the execution of a non-compete agreement.

- Programs 2012.2, 2012.3, 2013.2, 2013.3, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.2, 2016.3, 2017.1 and 2017.4: For these Programs, in the event of termination of the beneficiary’s employment contract, the following rules shall apply, as per each described event, namely: (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 90 days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit of the Company, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 180 days as of the severance date, after which they will be canceled; (iii) in the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within 24 months after the option grant, the beneficiary may only exercise his/her options on a pro rata basis if he/she has participated, upon destination of the totality of his/her variable net compensation, of other Option Programs that he/she has participated as beneficiary, conditioned to the execution of a non-compete agreement and, in case severance has occurred after 24 months, the beneficiary may exercise his/her options on a pro rata basis also conditioned to the execution of the above-mentioned non-compete agreement; (iv) in the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that any options not qualified to be exercised may be so, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, condition such exercise to the execution of a non-compete agreement.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

- Programs 2012.1, 2013.1, 2014.1, 2015.1, 2016.1, 2017.2: For these Programs, in the event the employment agreement or term of office of the beneficiary terminates during the vesting period, for any reason, except for the cases set forth below, the beneficiary will lose the right to receive said shares.  In the event of termination of the employment contract or term of office after 24 months as of grant date, for any reason other than (a) for cause, renouncement or resignation, or (b) the events provided below: (i) the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained performing his/her functions to the Company, its subsidiaries, controlling companies and affiliates as of the date the options were granted, the shares assigned to him/her until the termination of his/her functions to the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may resolve that such receipt is contingent upon the execution and performance by the beneficiary of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) the restrictions to the transfer of shares provided for in the Program shall remain in force.

In the event of severance after a beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised: (i) in case severance has occurred within 24 months after the option grant, the beneficiary will lose his/her right to receive the shares, except if the beneficiary shall have allocated 100% of his Bonus to full exercise of options in the last five years (or in such shorter period in which he/she has become eligible to participate in the Company’s Programs), in which case the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date, the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company; and (ii) if the severance occurred after 24 months after  the granting of options, the beneficiary shall be entitled to receive, at all times proportional to the number of complete civil months which he/she remained in the performance of his/her duties to the Company, or to its controlled or controlling companies and affiliates, since the stock granting date, the shares that were attributed to him/her until the termination of their duties to the Company or to its controlling or controlled companies and affiliates, it being certain that the Board of Directors may establish that the receipt is conditioned to the execution of and compliance with the non-compete agreement with the Company by the beneficiary.

In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), he/she shall be entitled to receive the shares after complying with the vesting period provided for in the Program. In this case, restrictions on the transfer of shares under the Program shall remain force.

In case of death or permanent disability of the beneficiary – in the latter case, contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors – he/she or his/her heirs or successors, as applicable, shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period, all of them free and clear.

- Program 2018.2: in this Program, within the scope of the Option Plan, in the event the employment agreement or term of office of the beneficiary terminates (a) after the exercise date, for any reason, the beneficiary will remain entitled to the shares acquired under the Program, as well as those acquired due to bonus, split, subscription or other acquisition form related to said shares or (b) prior to the exercise date, the beneficiary will lose right to the exercise of the options.

Share Appreciation Rights

In relation to lot A:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding 24 months; (iii) renouncement or resignation; (iv) dismissal without cause; (v) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (vi) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the Share Appreciation Rights will be canceled and terminated by operation of law.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on their grant date and ending on the severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In relation to lot B:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; and (iii) renouncement or resignation, the Share Appreciation Rights shall be canceled and terminated by operation of law.

In the events of (i) dismissal without cause; (ii) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (iii) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the following rules shall apply: (a) severance before the 5-year vesting term: the Share Appreciation Rights shall be canceled and terminated by operation of law; (b) severance between 5 and 10 years of grant date anniversary: the Share Appreciation Rights shall be settled on a pro rata bass according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on the grant date and ending on severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

Program (Stock Plan)

- Program 2018.1:

For this Program, in the event the employment agreement or term of office terminates during the vesting period, for any reason, except for the events described below, the beneficiary will lose the right to receive said shares. In the event of termination of the employment contract or term of office after 24 months as of grant date of the Restrictive Shares, for any reason other than (a) termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, or (b) the events provided below: (i) the beneficiary shall be entitled to receive the corresponding shares, on a pro rata basis corresponding to the result of Restrictive Shares and additional shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company, under the terms established by the Board of Directors; and (ii) the restriction on the sale of shares, set forth in the Program, will remain in effect.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

In the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, in relation to the Restrictive Shares and additional shares that are not yet free to be delivered to the beneficiary: (i) if the severance occurred 24 months after the stock grant date and the beneficiary has participated, upon the total destination of its net variable compensation (that is, total amount of the annual gratification, bonus or profit sharing, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the beneficiary has become eligible to participate in such programs less than five years from the severance date, as many years as the years the beneficiary has become eligible), the beneficiary shall be entitled to receive the Restrictive Shares and the additional shares, under the terms of the Program, on a pro rata basis corresponding to the result of Restrictive Shares and additional shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the grant date of shares, the beneficiary shall be entitled to receive the Restrictive Shares and the additional shares, under the terms of the Program, on a pro rata basis corresponding to the result of Restrictive Shares and additional shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the Program, will remain in effect.

In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the beneficiary will receive the Restrictive Shares and the additional shares that are not yet free to delivery, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company. In this case, the restriction on the sale of shares, set forth in the Program, will remain in effect.

In case of death or permanent disability, the beneficiary (or his heirs or successors) will immediately receive the Restrictive Shares and additional shares that are not yet free to be delivered under the Program, it being certain that in the event of permanent disability, the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the Program, will remain in effect.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

13.5 In relation to share-based payments made to the Board of Directors and Board of Officers recognized in the income statement of the last three fiscal years and the forecast for current year:

Share-based compensation estimated for the current fiscal year (*)

	Board of Directors	Board of Officers
No. of Members	13	11
No. of members receiving compensation	8	6
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	18.15	18.87
(b) Options lost during the fiscal year
(c) Options exercised during the fiscal year
(d) Options expired during the fiscal year
Potential dilution upon exercise of all options granted	0.0344%	0.0427%
Share-based compensation – year ended on 12/31/2017
	Board of Directors	Board of Officers
No.º of Members	13	11
No. of members receiving compensation	8	6
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	17.68	18.06
(b) Options lost during the fiscal year
(c) Options exercised during the fiscal year
(d) Options expired during the fiscal year
Potential dilution upon exercise of all options granted	0.0386%	0.0367%

Share-based compensation – year ended on 12/31/2016

	Board of Directors	Board of Officers
No. of Members	12	11
No. of members receiving compensation	7	9
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	16.03	16.42
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	-	-
(d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0401%	0.0326%

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Share-based compensation – year ended on 12/31/2015

	Board of Directors	Board of Officers
No. of Members	12	10,25
No. of members receiving compensation	6	10
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	13.72	14.55
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	1.09	1.45
(d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0467%	0.0461%

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

For each grant recognized in income for the past three (3) fiscal years and the current fiscal year
Current Fiscal Year (*)	Board of Directors	Board of Directors	Board of Directors	Board of Directors	Board of Directors	Board of Directors
Stock Options
Grant Date	12/02/2013	12/02/2013	12/01/2014	12/01/2014	12/01/2015	12/01/2015
Number of Options Granted	1,204,633	49,.377	1,582,208	677,502	612,965	785,962
Vesting Period	12/02/2018	12/02/2018	12/01/2019	12/01/2019	12/01/2020	12/01/2020
Term for exercise of the Options	12/02/2023	12/02/2023	12/01/2024	12/01/2024	12/01/2025	12/01/2025
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	8,135,707.30	3,318,603.63	9,640,019,.36	4,127,859.54	4,902,828.03	6,286,552.29

Current Fiscal Year (*) Cont I	Board of Officers	Board of Directors	Board of Directors	Board of Directors	Board of Directors	Board of Directors
Stock Options
Grant Date	12/01/2015	12/01/2016	12/01/2016	02/10/2017	12/01/2017	12/01/2017
Number of Options Granted	505,918	684,057	1,188,079	454,902	659,232	1,074,538
Vesting Period	12/01/2020	12/01/2021	12/01/2021	02/10/2022	12/01/2022	12/01/2022
Term for exercise of the Options	12/01/2025	12/01/2026	12/01/2026	02/10/2027	12/01/2027	12/01/2027
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	3,817,662.86	4,129,422.10	7,172,033.44	2,501,834.63	4,465,570.72	7,278,811.44

Current Fiscal Year (*) Cont II	Board of Directors	Board of Directors	Board of Directors
Stock Options
Grant Date	02/10/2018	12/10/2018	12/10/2018
Number of Options Granted	550,481	659,232	1,074,538
Vesting Period	02/10/2023	12/01/2023	12/01/2023
Term for exercise of the Options	02/10/2028	12/01/2028	12/01/2028
Lock-up Period	NA	NA	NA
Fair value of options on grant date	2,501,834.63	4,465,570.72	7,278,811.44
(*) Based on the best estimates of the Company’s management and on data for the current fiscal year..

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

12/31/2017	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors
Stock Options
Grant Date	11/30/2012	11/30/2012	12/20/2012	12/02/2013	12/02/2013	12/01/2014
Number of Options Granted	1,322,880	499,990	90,960	1,204,633	491,377	1,582,208
Vesting Period	11/30/2017	11/30/2017	12/20/2017	12/02/2018	12/02/2018	12/01/2019
Term for exercise of the Options	11/30/2022	11/30/2022	12/20/2022	12/02/2023	12/02/2023	12/01/2024
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	7,420,076.38	2,804,459.96	522,781.27	8,135,707.30	3,318,603.63	9,640,019.36

12/31/2017 Cont I	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2014	12/01/2015	12/01/2015	12/22/2015	12/01/2016	12/01/2016
Number of Options Granted	677,502	612,965	785,962	505,918	684,057	1,118,079
Vesting Period	12/01/2019	12/01/2020	12/01/2020	12/22/2020	12/01/2021	12/01/2021
Term for exercise of the Options	12/01/2024	12/01/2025	12/01/2025	12/22/2025	12/01/2026	12/01/2026
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	4,127,859.54	4,902,828.03	6,286,552.29	3,817,662.86	4,129,422.10	6,148,233.38

12/31/2017 Cont II	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	02/10/2017	12/01/2017	12/01/2017
Number of Options Granted	454,902	659,232	1,074,538
Vesting Period	02/10/2022	12/01/2022	12/01/2022
Term for exercise of the Options	02/10/2027	12/01/2027	12/01/2027
Lock-up Period	NA	NA	NA
Fair value of options on grant date	2,501,834.63	4,465,570.72	6,255,011.18

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

12/31/2016	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors
Stock Options
Grant Date	11/30/2011	11/30/2011	11/30/2012	11/30/2012	12/20/2012	12/02/2013
Number of Options Granted	1,514,280	1,157,120	1,148,120	578,635	90,960	1,052,074
Vesting Period	11/30/2016	11/30/2016	11/30/2017	11/30/2017	12/20/2017	12/02/2018
Term for exercise of the Options	11/30/2021	11/30/2021	11/30/2022	11/30/2022	12/20/2022	12/02/2023
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	6,495,943.90	4,963,802.34	6,439,841.93	3,245,582.29	522,781.27	7,105,372.44

12/31/2016 Cont I	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers
Stock Options
Grant Date	12/02/2013	12/01/2014	12/01/2014	12/01/2015	12/01/2015	12/22/2015
Number of Options Granted	510,730	1,421,323	756,157	484,967	845,876	505,918
Vesting Period	12/02/2018	12/01/2019	12/01/2019	12/01/2020	12/01/2020	12/22/2020
Term for exercise of the Options	12/02/2023	12/01/2024	12/01/2024	12/01/2025	12/01/2025	12/22/2025
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	3,449,307.62	8,659,785.08	4,607,085.87	3,879,030.29	6,765,777.10	3,817,662.86

12/31/2016 Cont II	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2016	12/01/2016
Number of Options Granted	684,057	1,350,459
Vesting Period	12/01/2021	12/01/2021
Term for exercise of the Options	12/01/2026	12/01/2026
Lock-up Period	NA	NA
Fair value of options on grant date	4,129,422.10	8,152,266.91

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

12/31/2015	Board of Directors	Board of Officers	Board of Directors	Board of Directors	Board of Officers	Board of Directors
Stock Options
Grant Date	03/30/2010	03/30/2010	08/19/2010	03/30/2010	03/30/2010	11/30/2011
Number of Options Granted	852,850	147,125	58,050	811,900	1,121,300	1,514,280
Vesting Period	03/30/2015	03/30/2015	03/30/2015	03/30/2015	03/30/2015	11/30/2016
Term for exercise of the Options	03/30/2020	03/30/2020	03/30/2020	03/30/2020	03/30/2020	11/20/2021
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	2,899,690.00	500,225.00	255,746.24	2,934,823.64	4,053,230.39	6,496,261.20

12/31/2015 Cont I	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors
Stock Options
Grant Date	11/30/2011	11/30/2012	11/30/2012	12/02/2013	12/02/2013	12/01/2014
Number of Options Granted	1,368,595	1.148.120	950,485	1,052,074	925,027	1,421,323
Vesting Period	11/30/2016	11/30/2017	11/30/2017	12/02/2018	12/02/2018	12/01/2019
Term for exercise of the Options	11/20/2021	11/30/2022	11/30/2022	12/02/2023	12/02/2023	12/01/2024
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	5,871,272.55	6.440.953,20	5,332,220.85	6,428,172.14	5,651,914.97	7,390,879.60

12/31/2015 Cont II	Board of Officers	Board of Directors	Board of Officers	Board of Officers
Stock Options
Grant Date	12/01/2014	12/01/2015	12/01/2015	12/22/2015
Number of Options Granted	1,142,103	484,967	1,090,569	505,918
Vesting Period	12/01/2019	12/01/2020	12/01/2020	12/22/2020
Term for exercise of the Options	12/01/2024	12/01/2025	12/01/2025	12/22/2025
Lock-up Period	NA	NA	NA	NA
Fair value of options on grant date	5,938,935.60	3,802,141.28	8,550,060.96	3,966,397.12

  Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Calculation log of the potential dilution resulting from the exercise of options

The potential dilution mentioned in the tables above and represented in the table below considers that 100% of the options granted to the members of the Board of Directors and Board of Officers are exercised on the base date of this Reference Form, this is to say, December 31, 2017, and that the Company issues new shares as a result thereof. The dilution is calculated by the ratio between the number of new shares issued and the total number of shares of the capital stock after such issuance.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Body	Grant Date	Number of Options	Shares of the Capital Stock at the End of the Year (12/31/2017)	Potential dilution if all options are exercised
Board of Directors	08/28/2009	701,175.0	15,717,615,419	0.0045%
	03/30/2010	852,850.0	15,717,615,419	0.0054%
	08/19/2010	58,050.0	15,717,615,419	0.0004%
	11/30/2010	811,900.0	15,717,615,419	0.0052%
	11/30/2011	1,692.005,0	15,717,615,419	0.0108%
	11/30/2012	1,322.880,0	15,717,615,419	0.084%
	12/02/2013	1,204.633,0	15,717,615,419	0.0077%
	12/01/2014	1,582.208,0	15,717,615,419	0.0101%
	12/01/2015	612.965,0	15,717,615,419	0.0039%
	12/01/2016	684,057.0	15,717,615,419	0.0044%
Board of Officers	12/01/2017	659,232.0	15,717,615,419	0.0042%
	04/30/2008	372,875.0	15,717,615,419	0.0024%
	03/30/2009	318,375.0	15,717,615,419	0.0020%
	08/28/2009	2,194,500.0	15,717,615,419	0.0140%
	03/30/2010	147,125.0	15,717,615,419	0.0009%
	11/30/2010	934.225,0	15,717,615,419	0.0059%
	06/27/2011	2,084,800.0	15,717,615,419	0.0133%
	10/25/2011	250.325,0	15,717,615,419	0.0016%
	11/30/2011	1.032.715,0	15,717,615,419	0.0066%
	12/21/2011	189,015.0	15,717,615,419	0.0012%
	11/30/2012	499,990.0	15,717,615,419	0.0032%
	12/20/2012	90,960,0	15,717,615,419	0.0006%
	12/02/2013	491,377.0	15,717,615,419	0.0031%
	12/01/2014	677,502,0	15,717,615,419	0.0043%
	12/01/2015	785,962,0	15,717,615,419	0.0050%
	12/22/2015	505,918.0	15,717,615,419	0.0065%
	12/01/2016	1,188,079.0	15,717,615,419	0.0076%
	02/10/2017	454,902,0	15,717,615,419	0.0029%
	12/01/2017	1,074,538,0	15,717,615,419	0.0068%

(1)            When required, the number of options and fair value were adjusted to reflect the stock splits consummated in the period.

(2)            According to the accounting method of predecessor cost adopted by Ambev S.A., data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

13.6. Information regarding outstanding options held by the Board of Directors and Executive Management at the end of the last fiscal year:

12/31/2017	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Directors	Board of Officers	Board of Officers
Number of members	11	11	13	11	13	11	13	13	11	11
Nº of members receiving compensation	2	1	1	2	1	1	1	1	5	1
Grant Date	04/30/08	03/30/09	08/28/09	08/28/09	30/03/10	30/03/10	19/08/10	30/11/10	30/11/10	27/06/11
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-	-	-	-
Date on which they may be exercised	-	-	-	-	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	372,875	318,375	701,175	2,194,500	852,850	147,125	58,050	811,900	934,225	250,790
Maximum term for exercise	04/30/18	03/30/19	08/28/19	08/28/19	03/30/20	03/30/20	03/30/20	11/30/20	11/30/20	04/30/18
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	0.78	0,00	0.99	0.99	2.81	2.81	7.47	9.36	9.36	10.11
Fair value of options on the last day of the fiscal year	20.50	21.28	20.29	20.29	18.47	18.47	13.81	12.44	12.44	11.36
Fair value of the total of options on the last day of the fiscal year	7,642,910.57	6,775,020.00	14,229,720.58	44,535,418.12	15,753,494.76	2,717,632.55	801,947.74	10,101,609.08	11,623,569.08	2,848,915.76

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

12/31/2017 Cont I	Board of Officers	Board of Officers	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Officers	Board of Officers	Board of Directors
Number of members	11	11	11	11	13	11	11	11	11	13
Nº of members receiving compensation	1	1	1	1	4	7	1	1	1	5
Grant Date	06/27/11	06/27/11	10/25/11	10/25/11	11/30/11	11/30/11	12/21/11	12/21/11	12/21/11	11/30/12
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-	-	-	-
Date on which they may be exercised	-	-	-	-	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	239,295	1,594,715	217,965	32,360	1,692,005	1,032,715	34,625	89,730	64,660	1,322,880
Maximum term for exercise	03/30/19	08/28/19	08/28/19	03/30/20	11/30/21	11/30/21	04/30/18	08/28/19	03/30/20	11/30/22
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	10.11	10.11	11.71	11.71	11.97	11.97	13.42	13.42	13.42	17.20
Fair value of options on the last day of the fiscal year	11.70	11.81	11.61	11.61	11.58	11.58	10.90	10.90	10.90	9.64
Fair value of the total of options on the last day of the fiscal year	2,799,940.18	18,836,981.34	2,530,439.14	375,679.63	19,600,900.05	11,963,406.43	377,429.99	978,102.32	704,826.66	12,748,153.56

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

12/31/2017 Cont II	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors
Number of members	11	11	13	11	13	11	13	11	11	13
Nº of members receiving compensation	6	1	5	7	6	7	7	9	1	7
Grant Date	11/30/12	12/20/12	12/02/13	12/02/13	12/01/14	12/01/14	12/01/2015	12/01/2015	12/22/2015	12/01/2016
Options not qualified for exercise
Number of Options	-	-	1,204,633	491,377	1,582,208	677,502	612,965	785,962	505,918	684,057
Date on which they may be exercised	-	-	12/02/18	12/02/18	12/01/19	12/01/19	12/01/2020	12/01/2020	12/22/2020	12/01/2021
Maximum term for exercise	-	-	12/02/23	12/02/23	12/01/24	12/01/24	12/01/2025	12/01/2025	12/22/2025	12/01/2026
Lock-up Period	-	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	10.10	10.10	11.02	11.02	11.16	11.16	11.51	12.41
Options qualified for exercise
Number of Options	499,990	90,960	-	-	-	-	-	-	-	-
Maximum term for exercise	11/30/22	12/20/22	-	-	-	-	-	-	-	-
Lock-up Period	N/A	N/A	-	-	-	-	-	-	-	-
Weighted average exercise price	17.20	17.84	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	9.64	9.30	-	-	-	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	4,818,236.95	846,116.10	-	-	-	-	-	-	-	-

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

12/31/2017 Cont III	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Number of members	11	11	13	11
Nº of members receiving compensation	9	1	8	7
Grant Date	12/01/2016	02/10/2017	12/01/2017	12/01/2017
Options not qualified for exercise
Number of Options	1,188,079	454,902	659,232	1,074,538
Date on which they may be exercised	12/01/2021	02/10/2022	12/01/2022	12/01/2022
Maximum term for exercise	12/01/2026	02/10/2027	12/01/2027	12/01/2027
Lock-up Period	N/A	N/A	N/A	N/A
Weighted average exercise price	-	-	-	-
Fair value of options on the last day of the fiscal year	12.41	12.71	12.23	12.23
Options qualified for exercise
Number of Options	-	-	-	-
Maximum term for exercise	-	-	-	-
Lock-up Period	-	-	-	-
Weighted average exercise price	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	-	-	-	-

(1) Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

(2) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2013 relates to Companhia de Bebidas das Américas – Ambev historical information.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

13.7. In relation to the options exercised and shares transferred as share-based compensation to the Board of Directors and Board of Officers in the last three fiscal years:

December 31, 2017

	Board of Directors	Board of Officers
No. of members	13	11
No. of members receiving compensation	3	8
Options exercised
Number of shares	989,925	849,860
Weighted average exercise price	R$ 0.78	R$ 7.54
Difference between the exercise price and the market value of the shares resulting from the options exercised	19,983,774	9,079,088
Shares transferred
Number of shares transferred	477.306	142,254
Weighted average acquisition price	14.40	14.40
Difference between the acquisition price and the market value of the shares acquired	1,388,960	413,959

December 31, 2016

	Board of Directors	Board of Officers
No. of members	12	11
No. of members receiving compensation	2	7
Options exercised
Number of shares	2,582,100	351,600
Weighted average exercise price	R$ 0.41	R$ 3.55
Difference between the exercise price and the market value of the shares resulting from the options exercised	46.902.330	5.238.260
Shares transferred
Number of shares transferred	487,256	848,540
Weighted average acquisition price	9.17	9.17
Difference between the acquisition price and the market value of the shares acquired	4,935.903	8,595,710

December 31, 2015(*)

	Board of Directors	Board of Officers
No. of members	12	10.25
Nº of members receiving compensation	2	7
Options exercised
Number of shares	664,875	2,809,625
Weighted average exercise price	R$ 9.19	R$ 3.90
Difference between the exercise price and the market value of the shares resulting from the options exercised	6,005,494	42,711,611
Shares transferred
Number of shares transferred
Weighted average acquisition price	-	-
Difference between the acquisition price and the market value of the shares acquired	-	-

 (*) Does not include restricted share or phantom stock information, since the guidance for including this information was disclosed by the CVM after the end of said fiscal year.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

13.8. Information required to understand the data disclosed in items 13.5 to 13.7, including the pricing method applied to determine the value of shares and options):

a. pricing model:

The fair value of the options granted under the Option Plan (including the ones received by the Company under the Migration Program described in item 13.4 above, duly adjusted) is determined based on Hull Binomial Pricing Model.

The model is based on the core assumption that price behavior of a share in future periods may be approached by two possible ways: one upward and another downward. Then, a binomial tree is built in relation to the share price. The upward and downward factors are determined based on volatility of the share and the time frame between the steps in the tree. The trajectories for share price are determined until maturity. In parallel, a tree is also constructed to represent the option value for each period. The option value is determined backwards, this is to say, it starts from the expiration of vesting period. In the final period, the holder of the option shall decide whether to exercise the option or not.

In the case of Share Appreciation Rights, at the end of vesting period of each lot, the number of Share Appreciation Rights shall be converted into an amount equal to the closing price of shares or ADRs issued by the Company and traded at B3 or NYSE, respectively, on the trading session immediately before such term, it being certain that each Share Appreciation Rights shall correspond to one share or ADR, as applicable.

For grants of deferred shares and grants under the Stock Plan, the fair value corresponds to the closing price of shares or ADR traded at B3 or NYSE, as the case may be, on the day immediately before its grant date, and a discount may be applied under certain conditions as provided in each program. For the programs under the Stock Plan, the shares will be granted free of charge after the five-year grace period and provided that the participant maintains the employment and / or statutory relationship with the Company until the end of such term, observing the other terms of the Stock Plan and of each program. For specific information about such programs, refer to item 13.4.

b. data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, the expected volatility, the duration of the option, expected dividends and risk free interest rate:

Calculation date

According to Technical Pronouncement CPC 10 – Share-Based Payment, options must be assessed on the date of their respective grant.

Weighted average price of shares

The price of the shares of the Company taken as basis to calculate the value of the respective options is their Market Value, as defined below.

Exercise price

Programs from 2008 to 2010

Lot A and lot C options (as specified in such programs) must be exercised for an exercise price corresponding to the average closing prices of shares traded at B3 over a 30-day window before grant date , or, in specific cases (e.g., to employees of subsidiaries of the Company headquartered abroad), the average closing price of ADRs traded at NYSE in the period (“Market Value”) under any specific provisions set forth in the Program. For the options belonging to lot B, the exercise price is the Market Value, applying a 10% discount.

In the case of the supplementary options set forth in said programs as belonging to lot C, the amounts corresponding to dividends and interest on own capital effectively paid out by the Company on the underlying shares during the period between grant date and exercise date is deducted from the exercise price.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Programs from 2010 to 2017

The exercise price of each option granted under the Option Plan corresponds to the closing price, in Brazilian Reais, of the Company’s shares traded on B3 in the trading session immediately prior to the grant date.

Expected volatility

The options’ expected volatility is based on historical volatility calculated since March 29, 2004. Based on the Hull Binomial Model, it is assumed that all employees would exercise their options immediately if the price of the shares of the Company would reach 2.5 times the exercise price. The Company will not use the sliding window method, in which volatility estimate is fixed length “m” (i.e., for each daily update information from the previous day is aggregated and the information of m+1 days ago is disregarded). To calculate the expected volatility, the Company used the daily stock returns of the Company. For every daily update of the calculation, information concerning that day is added to the base and no information is disregarded. Therefore, the base has mobile extension beginning on March 29, 2004 until the date of calculation.

Duration of options

Programs from 2008 to 2010

According to the option granting model used by the Company, the options belonging to the lots named A and B must be immediately exercised, since they have a duration equal to zero. The supplementary options belonging to the lot c, in turn, have a total duration of ten years, consisting of a five-year vesting period and a five-year exercise period.

Programs from 2010 to 2017

Under the Option Plan, the options have a grace period of five years from the date of grant, and the beneficiary may exercise them within five years after the grace period ends, upon payment of the exercise price until five business days from the exercise date, as a compensation to the delivery of the shares, therefore, having a term of up to ten years.

Expected dividends (dividends distribution rate)

The dividends distribution rate represents the ratio between the dividend per share paid out over a certain period and the price of share in the market. The Company’s dividend distribution rate of 5% was calculated based on its history of dividends distribution and payment of interest on own capital.

However, in cases in which the options granted are protected in terms of dividends (programs prior to 2010), meaning that the amounts paid out as dividends and interest on own capital are deducted from their exercise price, the Company’s dividends distribution rate is zero for purposes of calculating the fair value of the options.

Risk-free interest rate

The risk-free interest rates were obtained based on the closing price of the futures contract DI1 (Future of Average Rate of One-Day Interbank Deposits) disclosed by B3 on the respective grant dates for similar maturity.

For illustrative purposes, the data explained in this item “b” was the following for the options granted in the fiscal years of 2015, 2016 and 2017:

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

OPTION PRICING MODEL

Assumptions	2017
Pricing Model	Hull Binomial
Fair value of options granted	6.51
Share price	19.80
Exercise price	19.80
Expected volatility	26.7%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate	10.1%

Assumptions	2016
Pricing Model	Hull Binomial
Fair value of options granted	6.21
Share price	17.18
Exercise price	17.18
Expected volatility	27.0%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate	12.4%

Assumptions	2015
Pricing Model	Hull Binomial
Fair value of options granted	7.84
Share price	18.41
Exercise price	18.41
Expected volatility	27.5%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate	15.9%

(i) Information based on the weighted average of the programs granted,, exception made to the estimate on dividends and risk-free interest rate

(ii) The percentages include the stock options and ADRs granted during the fiscal year, whereas ADRs are denominated in US Dollars.

c. method used and assumptions made to incorporate the expected effects of early exercise of options:

Based on the Hull Binomial Model used by the Company, it is assumed that all the employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

The premise for the period in which the option will be exercised after the expiration of the grace period is related to the behavior of the beneficiaries of the options, which differs from individual to individual. Ideally, measuring past behavior of participants would be a more appropriate way to estimate future behavior, however Option Plan, which received, under the Migration Program, the programs of Companhia de Bebidas das Americas – AmBev, underwent significant changes, especially in relation to the protection of dividends, relevant factor to the decision on the exercise of the option.

Given the abovementioned situation, the Company chose to use as a premise the average result of two studies cited by Hull himself, and carried out by Huddart and Lang and Carpenter, who concluded that the exercise of options in a compensation program occurred when the price of the stock issued by the Company reached 2.8 times the exercise price, in the first study, and 2.2 times the exercise price, in the second study.

d. how the expected volatility is determined:

For the 2009 option programs, the expected volatility (approved by Companhia de Bebidas das Américas – Ambev and received by the Company) is based on historical data of the last 252 days. As of the 2010 option programs, the expected volatility is measured since March 2004. As explained in “c”, above, the Hull Binomial Model, adopted by the Company, assumes that all employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

e. has any other characteristic of the option been incorporated to the determination of its fair value:

Other characteristics were not incorporated in the measurement of the fair value of the options.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

13.9 Shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect shareholders, subsidiaries or affiliates by members of the Board of Directors, Board of Officers and Fiscal Council, grouped by body:

Instruments issued by Ambev – 12/31/2017

Body	Nº Shares and ADRs	No. of Deferred Shares	Nº Options	Total
Board of Directors	28,394,126	1,714,133	10,181,955	40,290,214
Board of Officers	5,895,216	1,629,896	13,293,183	20,818,295
Fiscal Council	7,225	0	0	7,225
Total	34,296,567	3,344,029	23,475,138	61,115,734

Instruments issued by AB Inbev – 12/31/2017

Body	Nº Shares and ADRs	No. of Deferred Shares	Nº Options	Total
Board of Directors	2,172,960	419,389	7,826,823	10,419,172
Board of Officers	2,811,849	78,924	3,658,115	6,548,888
Fiscal Council	-	-	-	-
Total	4,984,809	498,313	11,484,938	16,968,060

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

13.10. In relation to pension plans in effect granted to the members of the Board of Directors and Board of Officers:

RETIREMENT BENEFITS	Board of Directors	Board of Officers
No. of members	13	11
Nº of members receiving compensation	9	11
Name of the plan	Defined Contribution	Defined Contribution
Number of managers that are eligible to retire	2	0
Conditions to early retirement	53 years of age and 11 years of plan	53 years of age and 11 years of plan
Updated amount of contributions accrued until the end of the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 23,225,902.43	R$ 5,388.969,47
Total amount of contributions made during the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 1,307,974.38	R$ 854,051.67
Possibility of and conditions to early redemption

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

13.11. Compensation of the Board of Directors, Board of Officers and Fiscal Council in the last three fiscal years:

12/31/2017

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	13.00	9.00	10,292,851.37	412,360.99	2,162,467.67
Fiscal Council	6.00	6.00	412,360.99	206,180.50	309,270.83
Board of Officers	11.00	11.00	14,065,113.97	2,466,975.34	4,801,134.36

12/31/2016

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	12.00	9.00	8,304,164.90	390,081.07	1,970,632.67
Fiscal Council	6.00	6.00	390,081.07	133,813.92	296,155.67
Board of Officers	11.00	11.00	14,930,055.45	1,217,949.83	3,648,144.26

12/31/2015

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	12.00	9.00	10,095,576.27	358,109.18	1,518,150.89
Fiscal Council	5.67	5.67	421,187.76	179,054.54	295,512.35
Board of Officers	10.25	10.25	21,358,583.28	1,864,211.66	5,600,969.79

Notes:

Board of Officers
12/31/2017	Includes stock-based compensation of the Company and of the Controlling Company.
12/31/2016	Includes stock-based compensation of the Company and of the Controlling Company.
12/31/2015	Includes stock-based compensation of the Company and of the Controlling Company.

Board of Directors
12/31/2017

- The average compensation of the Board of Directors presented in this item is calculating taking into account the number of members of the Board of Directors (9 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

12/31/2016

- The average compensation of the Board of Directors presented in this item is calculating taking into account the number of members of the Board of Directors (9 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

12/31/2015

- The average compensation of the Board of Directors presented in this item is calculating taking into account the number of members of the Board of Directors (9 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Fiscal Council
12/31/2017	- It was considered the three full members and the three alternate members of the Fiscal Council.
12/31/2016	- It was considered the three full members and the three alternate members of the Fiscal Council.
12/31/2015	- It was considered the three full members and the three alternate members of the Fiscal Council.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

13.12. Contractual arrangements, insurance policies and other instruments structuring compensation or indemnification mechanisms for the management in the event of dismissal from their job or retirement (including the financial consequences to the Company):

Concerning the civil liability insurance policies of directors and officers (D&O), there is no coverage for the events of dismissal or retirement of managers. For more information on the insurance policies for payment or reimbursement of expenses borne by the managers of the Company, refer to item 12.11 of your Reference Form.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

13.13. In relation to the three last fiscal years, give the percentage of the overall compensation of each body recognized in the earnings of the Company regarding the members of the Board of Directors, Board of Officers and Fiscal Council that are parties related to the direct or indirect controlling shareholders, as defined by applicable accounting rules on the matter:

December 31, 2017

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	6.00	690,908.00	19,462,209.00	4
Fiscal Council	-	-	1,855,625.00	-
Board of Officers	-	-	52,812,478.00	-
Total	6.00	690,908.00	74,130,312.00	1

December 31, 2016

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	780,162.14	12,215,136.48	6
Fiscal Council	-	-	1,776,934.08	-
Board of Officers	-	-	40,129,587.03	-
Total	5.00	780,162.14	54,121,657.59	1

December 31, 2015

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	833,588.37	13,663,358.00	6
Fiscal Council	-	-	1,674,570.00	-
Board of Officers	-	-	57,409,940.35	-
Total	5.00	833,588.37	72,747,868.35	1

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

13.14. Regarding the three last fiscal years, the amounts recognized in the income statement of the Company as compensation to the members of the Board of Directors, Board of Officers or Fiscal Council, grouped by body, for any reason other than their position in the Company, such as, for instance, commissions or fees for consultancy or advisory services rendered:

There are no amounts recognized in the Company’s results for the last three fiscal years as compensation for members of the Board of Directors, Executive Board or the Supervisory Board, since they do not receive compensation from the Company for any other reason (e.g., consulting, advisory etc.), except as a result of the exercise of their positions.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

13.15. In relation to the three last fiscal years, the amounts recognized in the income statement of direct and indirect controlling shareholders, affiliates and subsidiaries of the Company, as compensation paid to the members of the Board of Directors, the Board of Officers and Board of Officers of the Company, grouped by body, specifying the reason why such amounts were assigned to those individuals:

Fiscal Year ended December 31, 2017 – Compensation received due to the position in the issuer

	Board of Directors	Board of Officers	Fiscal Council	Total
Direct and indirect shareholders	105,107,234.59	6,494,841.30	-	111,602,075.89
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year ended December 31, 2016 – Compensation received due to the position in the issuer

	Board of Directors	Board of Officers	Fiscal Council	Total
Direct and indirect shareholders	56,083,356,67	9,776,078,67	-	65,859,435,34
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year ended December 31, 2015 – Compensation received due to the position in the issuer

	Board of Directors	Board of Officers	Fiscal Council	Total
Direct and indirect shareholders	47,916,134,70	10,768,115,39	-	58,684,250,09
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

(*) Original amounts in dollar, by converted into Brazilian Reais by the annual average rate of each fiscal year.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

13.16. Other relevant information:

As described on item 13.4 above, Company received through the Migration Program  certain programs approved by Companhia de Bebidas das Américas – Ambev. As of 2010, Companhia de Bebidas das Américas – Ambev approved stock option programs in which the exercise of the options is immediate, however the delivery of a substantial part of the shares acquired is subject to the maintenance of the beneficiary’s relationship with the Company for the term of five years as of the date of exercise.

Given the Migration Program, the charts below demonstrate the same information required for options with immediate exercise and five years lock-up, under the Companhia de Bebidas da Américas – Ambev.

Information regarding deferred shares of the Board of Directors and Board of Officers at the end of the last fiscal year.

12/31/2017	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
No. of members	3.00	6.00	3.00	7.00	2.00	8.00
No. of members receiving compensation	3.00	6.00	3.00	7.00	2.00	8.00
Stock Options
Grant date	03/28/2013	03/28/2013	03/28/2014	03/28/2014	03/30/2015	03/30/2015
Number of options granted	146,770	45,500	183,243	65,283	40,490	67,668
Number of shares transferred upon the exercise of options during the lock up period	569,897	192,194	847,109	278,827	104,943	261,676
Lock up period of deferred shares	28/03/2018	28/03/2018	28/03/2019	28/03/2019	30/03/2020	30/03/2020
Weighted average exercise price:	17.692	17.692	16.870	16.870	18.430	18.430
Fair value of shares on exercise date	10,082,617.72	3,400,296.25	14,290,728.83	4,703,811.49	1,934,099.49	4,822,688.68
Fair value of shares on the last day of the fiscal year	12,127,408.16	4,089,888.32	18,026,479.52	5,933,438.56	2,233,187.04	5,568,465.28
Dilution after exercise of options

12/31/2017 - Cont. I	Board of Directors	Board of Officers
Nº of members	2.00	10.00
No. of members receiving compensation	2.00	10.00
Stock Options
Grant date	03/30/2016	03/30/2016
Number of options granted	74,248	225,458
Number of shares transferred upon the exercise of options during the lock up period	192,184	897,199
Lock up period of deferred shares	03/30/2021	03/30/2021
Weighted average exercise price:	18.250	18.250
Fair value of shares on exercise date	3,507,358.00	16,373,881.75
Fair value of shares on the last day of the fiscal year	4,089,675,52	19,092,394.72
Dilution after exercise of options

As described in item 13.4 above, as from 2011, the Board of Directors approved, for certain officers deemed by Management to have greater potential, the granting of Share Appreciation Rights. Since this compensation modality does not include equity instruments, it does not imply a dilution for other shareholders.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

The table below discloses the same information required for plans that use options whose exercise is not immediate.

12/31/2017	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
No. of members	0.00	2.00	0.00	2.00	0.00	2.00
No. of members receiving compensation	0.00	2.00	0.00	2.00	0.00	2.00
Stock Options
Grant date	12/15/2010	12/15/2010	12/20/2012	12/20/2012	12/22/2014	12/22/2014
Number of options granted	-	221,124	-	138,448	-	183,970
Number of shares transferred upon the exercise of options during the lock up period	9.72	9.72	17.84	17.84	15.95	15.95
Lock up period of deferred shares	12/15/2020	12/15/2020	12/20/2022	12/20/2022	12/22/2019	12/22/2019

12/31/2016 Cont. I	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
No. of members	0.00	2.00	0.00	3.00	0.00	3.00
No. of members receiving compensation	0.00	2.00	0.00	3.00	0.00	3.00
Stock Options
Grant date	12/22/2014	12/22/2014	12/22/2015	12/22/2015	12/22/2015	12/22/2015
Number of shares for calculation of appreciation	-	183,970	-	713,091	-	713,091
Share quotation on grant date	15.95	15.95	18.00	18.00	18.00	18.00
Lock up period regarding share appreciation rights	12/22/2024	12/22/2024	12/22/2020	12/22/2020	12/22/2025	12/22/2025

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

14.1 – Description of human resources

a) Employees:

On December 31, 2017, the Company had the following employees:

Location	Activity	Total
Brazil	Production	18,537
	Sales and Distribution	10,387
	Administration	1,987
Total		30,911

On December 31, 2016, the Company had the following employees:

Location	Activity	Total
Brazil	Production	16,963
	Sales and Distribution	13,867
	Administration	1,722
Total		32,552

On December 31, 2015, the Company had the following employees:

Location	Activity	Total
Brazil	Production	16,888
	Sales and Distribution	13,389
	Administration	1,508
Total		31,785

b) Outsourced employees:

On December 31, 2017, the Company had the following outsourced employees:

Location	Activity	Total
Brazil	Production	12,291
	Sales and Distribution	17,714
	Administration	115
Total		30,120

On December 31, 2016, the Company had the following outsourced employees:

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Location	Activity	Total
Brazil	Production	11,935
	Sales and Distribution	22,614
	Administration	115
Total		34,664

On December 31, 2015, the Company had the following outsourced employees:

Location	Activity	Total
Brazil	Production	12,304
	Sales and Distribution	20,731
	Administration	115
Total		33,150

c) Turnover

The Company’s average turnover rates (voluntary terminations) for the years 2015, 2016 and 2017 were 5.52%, 4.04 and 8.23%, respectively.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

14.2 – Material changes - Human resources

Not applicable, since there have been no material changes in relation to the numbers disclosed in item 14.1 hereof.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

14.3 – Description of employees’ compensation policy

(1) Salary and Variable Compensation Policy

The main purpose of the Company's compensation policy is to establish a compensation system that helps develop a high performance culture. In this respect, the policy is to provide employees with fixed compensation in line with the market plus variable compensation based on their individual performance and the Company's performance, while ensuring alignment with shareholders' interests by encouraging employees to have an "owner’s” attitude.

Variable bonuses based on employees' performance are calculated annually reflecting the extent to which targets set by the Company, department or business unit, or individual targets set by the Board of Directors, have been reached.

Bonus payments are subject to a three-level system under which the Company must initially reach efficiency targets set by the Board of Directors. Next each business unit must reach its own targets. Finally, employees must reach their individual targets.

For employees involved in operations, the Company has a collective award depending on production sites and distribution centers showing extraordinary performance. Bonus payments for distribution centers and production sites are based on classifications of different production sites and distribution centers.

(2) Benefits Policy

In addition to salary, Company employees receive additional benefits. Some of these benefits are mandatory as required by Brazilian law, some are governed by collective agreements and others are awarded voluntarily by the Company.

The benefit package for the Company's employees in Brazil is provided directly by the Company and indirectly by Fundação Zerrener, which provides medical, dental, educational and social assistance to active and retired company employees and their beneficiaries and covered dependents, free of charge or at reduced cost. The Company may voluntarily contribute up to 10% of its consolidated net income as determined by Brazilian corporate law and its bylaws, to assist Fundação Zerrener.

The Company provides health plans and benefits in accordance with local regulations for employees located at its operation sites outside Brazil.

(3) Characteristics of share-based compensation plan for non-management employees

On July 30, 2013, the Company approved at its Extraordinary General Meeting its Option Plan, pursuant to which the high-level employees and managers of the Company or of companies directly or indirectly controlled by it are eligible to receive stock options or ADRs issued by the Company. Also on July 30, 2013, Company’s Board of Directors approved the Migration Program with the purpose of receiving the options granted but not exercised by beneficiaries within the scope of the stock option plan of former Companhia de Bebidas das Americas (Ambev), whose shares were merged into the Company on the same date.

Moreover, on April 29, 2016, the Company approved at its Annual and Extraordinary General Meeting its Stock Plan, according to which certain employees and members of the Company’s or its direct or indirect subsidiaries’ management are eligible to receive shares from the Company, including in the form of ADRs.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

For more information on the Company’s Option Plan, Migration Program and Stock Plan, see item 13.4 hereof.

c.i) Groups of beneficiaries:

 Senior employees and managers of the Company and its directly or indirectly held subsidiaries.

c.ii) Conditions for exercise:

1) up to five years as of option granting date (vesting period); 2) payment of exercise price within five business days of vesting; and 3) reaching performance targets set by the Company.

c.iii) Exercise price:

Program 2009 = R$3.91720

Program 2009.2 = R$5.35960

Program 2010 = R$6.95880

Program 2010.3 = R$9.35960

Program 2011.2 = R$11.9720

Program 2012.2 = R$17.198

Program 2012.3 = R$17.84

Programs 2013.2 = R$17.56

Program 2013.3 = R$16.70

Programs 2014.2 = R$16.85

Program 2014.3 = R$15.95

Program 2015.2 = R$18.64

Program 2015.3 = R$18.00

Program 2016.2 = R$17.15

Program 2016.3 = R$16.34

Program 2017.1 = R$16.89

Program 2017.1 = R$16.89

Program 2017.2 = R$17.21

Program 2017.4 = R$20.56

c.iv) Exercise term:

Program 2009 = from March 30, 2014 to March 30, 2019

Program 2009.2 = from August 28, 2014 to August 28, 2019

Program 2010 = from March 30, 2015 to March 30, 2020

Program 2010.3 = from November 30, 2015 to November 29, 2020

Program 2011.2 = from November 30, 2016 to November 29, 2021

Program 2012.2 = from November 30, 2017 to November 30, 2022

Program 2012.3 = from December 20, 2017 to December 20, 2022

Programs 2013.2 = from December 02, 2018 to December 02, 2023

Program 2013.3 = from December 19, 2018 to December 19, 2023

Programs 2014.2 = from December 03, 2019 to December 01, 2024

Program 2014.3 = from December 23, 2019 to December 23, 2024

Program 2015.2 = from December 1, 2020 to December 01, 2025

Program 2015.3 = from December 22, 2020 to December 22, 2025

Program 2016.2 = from December 1, 2021 to December 1, 2026

Program 2016.3 = from December 22, 2021 to December 22, 2026

Program 2017.1 = from December 15,2019 to December 15, 2026

Program 2017.1 = from February 10, 2022 to February 10, 2027

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Program 2017.2 = from March 30, 2017 to March 30, 2022

Program 2017.4 = from December 1, 2022 to December 1, 2027

c.v) Quantity of shares committed by the plan:

Program 2009 = 2,352,415 options

Program 2009.2 = 16,615,845 options

Program 2010 = 10,659,920 options

Program 2010.3 = 10,281,950 options

Program 2011.2 = 10,117,550 options

Program 2012.2 = 8,781,750 options

Program 2012.3 = 1,759,250 options

Program 2013.2 = 7,725,697 options

Program 2013.3 = 1,002,229 options

Program 2014.2 = 9,652,230 options

Program 2014.3 = 1,306,807 options

Program 2015.2 = 8,065,142 options

Program 2015.3 = 4,200,798 options

Programa 2016.2 = 11,756,260 options

Programa 2016.3 = 2,922,258 options

Program 2017.1 = 222,005 options

Program 2017.1 = 454,902 options

Program 2017.2 = 2,494,980 options

Program 2017.4 = 11,961,319 options

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

14.4 – Description of relations between issuer and unions, stating whether there were stoppages or strikes in the last 3 fiscal years

All the Company's employees in Brazil are represented by labor unions but less than 5% are active members. The number of union members in the administrative and distribution sectors is not significant. Salary negotiations are conducted annually between the workers' unions and the Company. Collective bargaining agreements are negotiated separately for each unit or distribution center for one or two-year durations, and the Company normally signs new agreements on the date of the expiration of existing ones or before that.

The Company holds negotiations with unions in accordance with local legislation for employees located at its operations in countries other than Brazil.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

14.5 Provide other information the issuer deems relevant

Not applicable, since all relevant information has been provided in other items.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

15.1/ 15.2 – Shareholding position

a) Business name	b) Nationality	c) Taxpayer No. (CNPJ/CPF)	d) Quantity of shares held			e) Percentage holding			g) Shareholders Agreement	h) Legal representative's name and taxpayer no.	i) Date last altered
			Common	Preferred	Total	Common	Preferred	f) Total
1. InterBrew International BV	Holland	06.614.548/0001-08	8,441,956,047	-	8,441,956,047	53.69	-	53.69	Yes	Letícia Rudge Barbosa Kina CPF No. 255.726.488-17 Ricardo Gonçalves Melo CPF No. 968.950.397-91	06/20/2017
1.1. Anheuser-Busch InBev Nederland Holding BV	Holland	-	402,073	-	402,073	100	-	100	-	N/A	05/20/2009
1.1.1. InBev Belgium S.A.	Belgium	-	10,315	-	10,315	57.30	-	57.30	-	N/A	05/13/2009
1.1.1.1. Anheuser-Busch InBev N.V/S.A	Belgium	-	4,717,365	-	4,717,365	100	-	100	-	N/A	06/30/2010
1.1.2. Anheuser-Busch InBev N.V/S.A	Belgium	-	7,686	-	7,686	42.70	-	42.70	-	N/A	05/13/2009
1.1.2.1. InBev Foundations	Belgium	-	12,483,080	-	12,483,080	0.79	-	0.79	-	N/A	12/20/2010
1.1.2.2. BRC Sarl	Luxembourg	-	37,598,236	-	37,598,236	1.94	-	1.94	Yes	N/A	02/09/2012
1.1.2.3. Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	133,467,609	-	133,467,609	8.31	-	8.31	Yes	N/A	12/20/2010
1.1.2.4. Stichting Anheuser-Busch InBev	Holland	-	663,074,832	-	663,074,832	34.2904	-	34.2904	Yes	N/A	10/11/2016
1.1.2.4.1. Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	12/20/2010
1.1.2.4.2. BRC Sarl	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	12/20/2010
1.1.2.4.2.1. BR Global Investments Limited	Bahamas	-	-	30,434,178	30,434,178	-	100	16.36137	No	N/A	06/20/2017
1.1.2.4.2.2. S-BR Global Investments Limited	Bahamas	-	15,557,832,203	-	15,557,832,203	100	-	83.63863	Yes	N/A	06/20/2017
1.1.2.4.2.2.1. Santa Erika Ltd.	Bahamas	-	1,640,810	637,730	2,278,540	50	76.3408	55.3448	No	N/A	06/20/2017

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

a) Business name	b) Nationality	c) Taxpayer No. (CNPJ/CPF)	d) Quantity of shares held			e) Percentage holding			g) Shareholders Agreement	h) Legal representative's name and taxpayer no.	i) Date last altered
			Common	Preferred	Total	Common	Preferred	f) Total
1.1.2.4.2.2.1.1. INPAR Investment Fund	Holland	-	99,992	-	99,992	100	-	100	No	N/A	06/20/2017
1.1.2.4.2.2.1.1.1. Stichting Enable	Holland	-	188,379,030,843	-	188,379,030,843	99.9987	-	99.9987	No	N/A	06/20/2017
1.1.2.4.2.2.1.1.1.1. Inpar VOF	Holland	-	100	-	100	100		100	No	N/A	06/20/2017
1.1.2.4.2.2.1.1.1.1.1. Jorge Paulo Lemann	Brazil/Switzerland	005.392.877-68	-	-	-	-	-	99.6	-	N/A	06/20/2017
1.1.2.4.2.2.2. Santa Heloisa Ltd.	Bahamas	-	820,405	-	820,405	25	-	19.9273	No	N/A	06/20/2017
1.1.2.4.2.2.2.1. CCCHHS Holdings Ltd.	Jersey	-	49,996	-	49,996	100		100	-	N/A	10/25/2017
1.1.2.4.2.2.2.1.1. Beta Holding Ltd.	Jersey	-	100	-	100	100		1	-	N/A	10/25/2017
1.1.2.4.2.2.2.1.1.1. Santa Carolina CV	Holland	-	87,393,284	-	87,393,284	100	-	100	No	N/A	10/25/2017
1.1.2.4.2.2.2.1.1.1.1. Carlos Alberto da Veiga Sicupira	Brazil	041.895.317-15	-	-	-	-	-	100	-	N/A	06/20/2017
1.1.2.4.2.2.3. Santa Paciência Ltd.	Bahamas	-	820,405	197,643	1,018,048	25	23.6593	24.7280	No	N/A	06/20/2017
1.1.2.4.2.2.3.1. MCMT Holding Limited	Jersey	-	49,996	-	49,996	100	-	100	-	N/A	06/20/2017
1.1.2.4.2.2.3.1.1. Alfa T Holding Limited	Jersey	-	100	-	100	100	-	1	-	N/A	06/20/2017
1.1.2.4.2.2.3.1.1.1. Santa Maria Isabel CV	Holland	-	35,371,743	-	35,371,743	100	-	100	No	N/A	06/20/2017
1.1.2.4.2.2.3.1.1.1.1. Marcel Herrmann Telles	Brazil	235.839.087-91	-	-	-	-	-	100	-	N/A	06/20/2017
2. AmBrew S.à.r.l	Luxembourg	06.250.266/0001-79	1,285,261,445	-	1,285,261,445	8.17	-	8.17	Yes	Letícia Rudge Barbosa Kina CPF No 255.726.488-17 Ricardo Gonçalves Melo CPF No. 968.950.397-91	12/07/2017
2.1. Anheuser-Busch InBev N.V/S.A	Belgium	-	4,717,365	-	4,717,365	100	-	100	-	N/A	12/15/2010

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

a) Business name	b) Nationality	c) Taxpayer No. (CNPJ/CPF)	d) Quantity of shares held			e) Percentage holding			g) Shareholders Agreement	h) Legal representative's name and taxpayer no.	i) Date last altered
			Common	Preferred	Total	Common	Preferred	f) Total
2.1.1. InBev Foundations	Belgium	-	12,483,080		12,483,080	0.79	-	0.79	-	N/A	12/20/2010
2.1.2. BRC Sarl	Luxembourg	-	37,598,236	-	37,598,236	1.94	-	1.94	Yes	N/A	10/11/2016
2.1.2. Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	133,467,609	-	133,467,609	8.31	-	8.31	Yes	N/A	12/20/2010
2.1.4. Stichting Anheuser-Busch InBev	Holland	-	663,074,832	-	663,074,832	34.2904	-	34.2904	Yes	N/A	10/11/2016
2.1.4.1. Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	12/20/2010
2.1.4.2. BRC Sarl	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	12/20/2010
2.1.4.2.1. BR Global Investiments Limited	Bahamas	-	-	30,434,178	30,434,178	-	100	16.36137	No	N/A	06/20/2017
2.1.4.2.2. S-BR Global Investments Limited	Bahamas	-	155,578,322	-	155,578,322	100	-	83.63863	Yes	N/A	06/20/2017
2.1.4.2.2.1. Santa Erika Ltd.	Bahamas	-	1,640,810	637,730	2,278,540	50	76.3408	55.3448	No	N/A	06/20/2017
2.1.4.2.2.1.1. INPAR Investment Fund	Holland	-	99,992	-	99,992	100	-	100	No	N/A	06/20/2017
2.1.4.2.2.1.1.1. Stichting Enable	Holland	-	188,379,030,843	-	188,379,030,843	99.9987	-	99.9987	No	N/A	06/20/2017
2.1.4.2.2.1.1.1.1. Inpar VOF	Holland	-	100	-	100	100	-	100	No	N/A	06/20/2017
2.1.4.2.2.1.1.1.1.1. Jorge Paulo Lemann	Brazil/Switzerland	005.392.877-68	-	-	-	-	-	99.6	-	N/A	06/20/2017
2.1.4.2.2.2. Santa Heloisa Ltd.	Bahamas	-	820,405	-	820,405	25	-	19.9273	No	N/A	06/20/2017
2.1.4.2.2.2.1. CCCHHS Holdings Ltd.	Jersey	-	49,996	-	49,996	100	-	100	-	N/A	10/25/2017
2.1.4.2.2.2.1.1. Beta Holding Ltd.	Jersey	-	100	-	100	100	-	1	-	N/A	10/25/2017
2.1.4.2.2.2.1.1.1. Santa Carolina CV	Holland	-	49,996	-	49,996	100	-	100	No	N/A	06/20/2017
2.1.4.2.2.2.1.1.1.1. Carlos Alberto da Veiga Sicupira	Brazil	041.895.317-15	-	-	-	-	-	100	-	N/A	06/20/2017
2.1.4.2.2.3. Santa Paciência Ltd.	Bahamas	-	820,405	197,643	1,018,048	25	23.6593	24.7280	No	N/A	06/20/2017
2.1.4.2.2.3.1. MCMT Holding Limited	Jersey	-	49,996	-	49,996	100	-	100	-	N/A	06/20/2017
2.1.4.2.2.3.1.1. Alfa T Holding Limited	Jersey	-	100	-	100	100	-	100	-	N/A	06/20/2017

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

a) Business name	b) Nationality	c) Taxpayer No. (CNPJ/CPF)	d) Quantity of shares held			e) Percentage holding			g) Shareholders Agreement	h) Legal representative's name and taxpayer no.	i) Date last altered
			Common	Preferred	Total	Common	Preferred	f) Total
2.1.4.2.2.3.1.1.1. Santa Maria Isabel CV	Holland	-	35,371,743	-	35,371,743	100	-	100	No	N/A	06/20/2017
2.1.4.2.2.3.1.1.1.1. Marcel Herrmann Telles	Brazil	235.839.087-91	-	-	-	-	-	100	-	N/A	06/20/2017
3. FAHZ	Brazil	60.480.480/0001-67	1,605,713,901	-	1,605,713,901	10.21	-	10.21	Yes	N/A	08/31/2017
4. Other			4,384,091,427	-	4,384,091,427	27.90	-	27.90	No	N/A	03/26/2018
5. Treasury			5,124,491	-	5,124,491	0.03	-	0.03		N/A	03/26/2018
Total			15,722,147,311	-	15,722,147,311					N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

15.3- Capital Distribution

Date of last meeting/Date of last alteration	April 27, 2018
Number of individual shareholders (Units)	53,593
Number of corporate shareholders (Units)	1,943
Number of institutional investors (Units)	833

Outstanding Shares

Outstanding shares corresponding to all of the issuer's shares except those held by the controlling shareholder, its related persons, the issuer's directors and shares held in treasury

On April 27, 2018

Quantity of common shares (Units)	4, 347,501,920	27.65%
Quantity of preference shares (Units)	0	0
Total	4, 347,501,92022	27.65%

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

15.4 – Ownership structure

Ownership structure at December 31, 2017

MH Telles
CA Sicupira
JP Lemann
100%
Sta Maria Isabel CV
Netherlands
99,6%
Inpar VOF
Netherlands
100%
Santa Carolina
Netherlands
100%
Alfa T Holding
Jersey
100%
Stichting Enable
Netherlands
100%
MHT
Benefit
Holding
Company
Beta Holding Ltd.
Jersey
100%
MCMT Holdings
Jersey
99,99%
Inpar Investment Fund
Netherlands
100%
CCHHS Holding Ltd.
Jersey
100 %
100%
100%
Santa Heloisa
Bahamas
Santa Paciencia
Bahamas
Santa Erika
Bahamas
19,9273%
24,728%
55,3448 %
0,19 %
S-BR Global
Bahamas
100 % **
BR Global
Bahamas
83,64% *
16,36% *
BRC
Luxembourg
50,0%
1,94 %
Stichting AK
Netherlands
34,29%
ABInBev
Belgium

* A BRC emitiu diferentes classes de ações que representam diferentes investimentos feitos pela BRC em outras sociedades. Juntas, S-BR Global e BR Global são titulares da totalidade das ações da classe que representa o investimento da BRC na Anheuser–Busch InBev SA / NV.

** A S-BR Global é titular de 100% das ações com direito a voto emitidas pela BR Global.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Legend:

* BRC issued different share classes representing different investments made by BRC in other companies. Together, S-BR Global and BR Global are holders of all shares of the class representing the investment of BRC in Anheuser-Busch InBev SA/NV.

** S-BR Global is holder of 100% of the voting shares issued by BR Global.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Ownership structure at April 30, 2018

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

15.5 – Regarding any shareholders’ agreement filed at the issuer’s head office, or to which the controlling shareholder is a party, and regulating the exercise of voting rights or the transfer of shares issued by the issuer, please inform:

1) Shareholders Agreement in force until 2019

a) Parties

The shareholders’ agreement was entered into by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, InterBrew International B.V., and AmBrew S.A.

b) Execution date

The shareholders’ agreement was executed on April 16, 2013. The Shareholders’ Agreement became effective on July 30, 2013, on the date of approval of the Merger of Shares, as described in item 10.3 above.

c) Term of effectiveness

The Company’s shareholders’ agreement shall remain in force until July 1, 2019.

d) Exercise of voting rights/control

Regarding matters submitted to voting by the shareholders or their representatives on the board of directors of the Company or its subsidiaries, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. shall make efforts to (i) reach a consensus regarding the exercise of their voting rights in the Company and its subsidiaries, and (ii) agree on how to guide their representatives to vote on the matters in question. The Company’s shareholders’ agreement provides that the parties shall hold a preliminary meeting before any general meeting or meeting of board of directors of the Company or its subsidiaries, to discuss and determine a consensus to be adopted by the parties in such meetings.

If the parties do not reach a consensus on a particular issue, the position to be adopted by all parties to the agreement shall be determined by the shareholder or group of shareholders holding the largest number of Company shares with voting right, currently consisting of AmBrew S.A. and InterBrew International B.V. This rule is not applicable in the case of (i) election of members of the board of directors, which shall follow the specific election rule described below, and (ii) voting of issues requiring unanimous approval by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. The issues requiring unanimous approval are as follows:

•              any change in the articles of incorporation of the Company and/or any of its subsidiaries, modifying: (i) the corporate purpose, (ii) the term, and/or (iii) the composition, powers and duties of administrative bodies;

•              approval of the annual investment budget for the Company and/or any of its subsidiaries when the investment amount exceeds 8.7% of the Company’s net sales estimated for the same fiscal year;

•              the Company CEO’s appointment, removal, or replacement;

•              approval or amendment to the remuneration policy for the board of directors and management of the Company and its subsidiaries;

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

•              approval of stock option plans for the management and employees of the Company and/or its subsidiaries;

•              amendment to the statutory dividend policy for the Company and/or its subsidiaries;

•              capital increases for the Company and/or any of its subsidiaries, with or without preemptive rights, by subscription, creation of a new class of shares or changes in the character of existing shares, as well as capital reduction, issuance of debentures, convertible or not into shares, warrants, and creation of founder’s shares by the Company and/or any of its subsidiaries, except when such legal transactions are carried out between the Company and its subsidiaries or between subsidiaries;

•              consolidations, spin-offs, conversions, mergers, acquisitions, and divestitures involving the Company and/or any of its subsidiaries, in the latter case (i) when it involves a company that is not controlled, directly or indirectly, by the Company and (ii) provided that it results in the reduction of the average dividends paid by the Company in the 5 immediately preceding years, adjusted by the IGP-M variation, as calculated by Fundação Getulio Vargas from the date of each payment;

•              creation, acquisition, assignment, transfer, placement of encumbrances and/or disposition, in any type or form, of shares, membership interests, and/or any securities issued by any subsidiary, except to the Company itself and/or other subsidiary;

•              contracting, by the Company and/or any of its subsidiaries, of a borrowing operation resulting in a debt/shareholders’ equity ratio greater than 1.5;

•              execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited on behalf of the Company or its subsidiaries;

•              providing loans and guarantees of any kind by the Company and/or any of its subsidiaries, in excess of 1% of the Company’s shareholders’ equity as shown in the last audited balance sheet, to any third party, except on behalf of: (i) employees of the Company and its subsidiaries; (ii) the subsidiaries themselves;

•              election of committee members for the Company’s board of directors;

•              cancellation of the Company’s and/or any of its subsidiaries’ publicly traded company registration;

•              filing for court-supervised reorganization or adjudication of bankruptcy by the Company and/or any of its subsidiaries;

•              liquidation or dissolution of the Company and/or any of its subsidiaries; and

•              appointment of external auditors for the Company and/or its subsidiaries.

The Company’s shareholders’ agreement provides that, whenever the parties fail to reach a consensus in a preliminary meeting on any of the matters listed above, they shall exercise their voting rights to reject such matter. The Company’s shareholders’ agreement shall provide that any vote by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V., or by any member of the Company’s board of directors appointed by each of them, in violation of its provisions shall be null, void, and ineffective.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

e) Description of sections related to the appointment of management or statutory committee members or of those who shall hold managerial positions

Although each Company common share grants the shareholders the right to one vote in the election of the Company’s board of directors, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. shall be entitled to elect the majority of Company’s directors.

The Company’s shareholders’ agreement provides that each party—Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V.—shall be represented on the board of directors of the Company and of its subsidiaries, and in addition to the members and their alternates, they shall be entitled to appoint up to two observers each, to attend the Company’s board of directors meetings, without voting rights. The board of directors of the Company and its subsidiaries shall be composed of at least three and no more than 15 effective members and the same number of alternates, with a three-year term, with reelection allowed.

Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall have the right to appoint four directors and their respective alternates to the board of directors of the Company and its subsidiaries, provided it remains the holder of a certain minimum number of Company shares. Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall not be allowed to appoint more than four directors, even if its interest in the Company’s capital increases in relation to the minimum interest it held at the agreement execution date. AmBrew S.A. and InterBrew International B.V. may appoint members and their substitutes to the board of directors of the Company and its subsidiaries, proportionally to the number of members appointed by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência. Such proportion is based on the relationship between the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência interest and the joint interest AmBrew S.A. and InterBrew International B.V. will have in the Company’s voting stock.

The shareholders’ agreement provides that the Company will have two co-chairs on the board of directors, with equal rights and duties, one of them appointed by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência and the other jointly appointed by AmBrew S.A. and InterBrew International B.V. In the event of a deadlock, neither co-chair shall have the casting vote on matters submitted to the Company’s board of directors.

Each party may remove the director appointed by it to the board of directors of the Company or its subsidiaries, and shall also have the right to appoint its respective alternate or a new alternate, should the originally appointed alternate be confirmed for the open position.

The Company’s shareholders’ agreement provides that shareholders may, by consensus, determine the creation of committees within the Company’s board of directors, with the purpose of analyzing specific matters, when such analysis requires that their members have specific expertise, with the Compliance Antitrust and Related Parties Committee and the Operations, Finance, and Compensation Committee being set up immediately.

The election of the members of the committees of the board of directors indicated above shall depend on the unanimous approval by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V.

f) Transfer of shares and preemptive rights

The shareholders’ agreement contains the following provisions concerning the transfer of Company’s shares related to the agreement:

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

•                     Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. have agreed (i) not to dispose, directly or indirectly, of their shares in private trading, on a stock exchange or the OTC market, including under public, voluntary, or mandatory offers, except for any transfers allowed by the shareholders’ agreement during its term, and (ii) not to place any kind of encumbrance on their shares, without the prior written consent of AmBrew S.A. and InterBrew International B.V., in the case of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, and vice versa.

•                     In case the shares owned by any of the shareholders come to be under provisional attachment, sequestration, judicial levy, or any other constraining measure, and if such constraint on the shares is not raised within 30 days from its effective date, this fact shall be informed by the holder of the shares under constraining measure to the other shareholder by a notice, with a copy to the two co-chairs of the Company’s board of directors, and such notice shall be regarded as an offer to sell the constrained shares to the other shareholder. Regardless of the above notice, if the other shareholder comes to know about the constraining measure, this shall also be considered as an offer to sell the shares under the constraining measure, effective within 30 days from the effective date of the constraining measure, as long as such shares are not released from such constraining measure by that date. Such offer shall remain valid for 30 days, and the Company’s share price shall be the lower of (i) the share book value, as per the last audited balance sheet, with such value adjusted by the IGP-M or any index that replaces it, from the date of such audited balance sheet until the date of application for the raising of the constraining measure; and (ii) the share price quoted on the stock exchange, taking the weighted average of the 20 trading days preceding the date of application for the raising of the constraining measure, on which the shares have been traded (given that, if such shares have not been traded in at least half of these trading days, the timeframe shall be extended to 40 trading days; if they still have not been traded in half or more of these trading days, this procedure will be applied successively). The value that eventually remains, if any, shall be paid to the shareholder with constrained shares. However, if the obligations secured by the judicial constraining measure exceed the price above, the shareholder with constrained shares shall be held liable, to the other shareholder, for the difference in the amount that the other shareholder may have to deposit to purchase the shares.

•                     If Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, on the one side, and AmBrew S.A. and InterBrew International B.V., on the other side, intend to dispose of subscription rights relating to Company issued shares they hold, such party shall first offer those rights to the other party, which then can choose to acquire the preemptive right to subscribe for new shares to be issued, within 10 days. If the shareholder that receives the offer chooses not to acquire such preemptive right offered, or does not respond by the deadline, the shareholder that offered such preemptive right may dispose of it to third parties, which shall have another 10 days to complete the disposition in question.

The shareholders’ agreement provides that, if the mechanisms described above are not observed, in the event of (i) transfers of shares or subscription rights or (ii) placement of encumbrances on the Company’s shares, such transfer or placement of encumbrance shall be considered null, void, and ineffective, and such event shall not be recorded in the Company’s statutory books.

g) Description of clauses restricting or binding the voting rights of members of the board of directors or other inspection and control bodies.

As mentioned in item “d” above, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. undertake to exercise their voting rights at the Company’s shareholders’ meetings, and to have their representatives in the board of directors of the Company and each of the Company’s subsidiaries exercise their voting rights, always in line with the prevailing guidance about the subject matter, as approved in any preliminary meeting held, and in this case, as a block vote with the other shareholder.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Notwithstanding the foregoing, the decisions of a previous meeting shall not bind the vote of the shareholders, or of members appointed by them to the board of directors of the Company or any of its subsidiaries, in matters related to:

•                     taking accounts of the management of the Company and of any of its subsidiaries;

•                     examination, discussion, and resolution on the management report and financial statements of the Company and any of its subsidiaries;

•                     cases defined as abuse of power, as provided for in Article 117, par. 1, of Law No. 6404/76; and

•                     practices inherent to the diligence and loyalty duties and other management duties, as laid down in Articles 153 to 158 of Law No. 6404/76.

2) Shareholders’ Agreement to be in effect as from 2019 (“New Shareholders’ Agreement”)

The new shareholders’ agreement entered into by AmBrew S.A., InterBrew International B.V., and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (the “Parties”) on April 16, 2013, is expected to become effective on July 2, 2019. The effectiveness of the New Shareholders’ Agreement was subject to the approval of the merger of shares, announced on July 30, 2013, as provided for in this Reference Form, being conditional on the ownership by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência of 1,501,432,405 shares issued by the Company (this quantity being adjusted for bonuses, stock splits and reverse splits of shares). The New Shareholders’ Agreement governs, among other matters, the exercise of voting rights arising from the ownership of Company shares, as well as the exercise by the Company of voting rights as a result of the ownership of shares or quotas representing stock in subsidiaries.

a)                   The Parties

The New Shareholders’ Agreement was entered into by AmBrew S.A., InterBrew International B.V. and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência.”

b)                   Signing Date

The New Shareholders’ Agreement was entered into on April 16, 2013.

c)                   Term of effectiveness

Provided that the above requirement is met, the New Shareholders’ Agreement will be effective as from July 2, 2019, remaining in force as long as Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência is the owner of 1,501,432,405 shares issued by the Company (this quantity being adjusted for bonuses, stock splits and reverse splits of shares). However, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may rescind the New Shareholders’ Agreement at any time.

d)                   Exercise of voting rights and controlling power

As provided for in the New Shareholders’ Agreement, the Parties must organize a meeting previously to the annual shareholders’ meeting or meeting of the Board of Directors of the Company or its subsidiaries, in order to discuss and establish a consensus among the Parties during these meetings.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

In the absence of consensus by the parties regarding a particular subject, the shareholder with the greatest number of voting shares in the Company will resolve on the decision to be adopted by all Parties to the New Shareholders’ Agreement. This provision will not be applicable to decisions regarding the following matters: (i) election of the members of the Board of Directors or members of the committees established by this Board, in compliance with the specific election rule described below; and (ii) voting on the subjects below, which require the unanimous approval of the Parties: (a) changes in the Company’s bylaws and/or the bylaws of its subsidiaries intended to modify: (x) the corporate purpose, in order to interrupt the production, trading and distribution of beverages; (w) the form of allocation of income for each fiscal year, in accordance with the Company's bylaws and the equivalent provisions set forth in the bylaws of subsidiaries that are sponsors of the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência; (y) the minimum mandatory dividends of 40% of the Company’s net income; and/or (z) any other provision that may affect the rights of the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, under the terms of the New Shareholders’ Agreement; and (b) the transformation of the Company into another type of corporation.

e)                   Description of sections related to the appointment of managers or members of statutory committees or those who shall hold managerial positions

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to elect two permanent members and their alternates on the Company's Board of Directors, as long as the foundation maintains the ownership of 1,501,432,405 shares issued by the Company (this quantity being adjusted by bonuses, stock splits or reverse splits of shares).

One of the members of the Board of Directors appointed by the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to participate, as observer, in the Operations, Finance and Remuneration Committee and the Compliance Antitrust and Related Parties Committee of the Company, as well as in any other committee to be created by the Board of Directors. Additionally, the Parties to the New Shareholders’ Agreement undertake to use their best efforts to enable the said observer to attend meetings of the Fiscal Council, when and if installed. The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may remove the directors it has appointed to the Board of Directors, being also entitled to appoint their alternates or new alternates, if the alternate originally appointed is confirmed for the vacant position.

The above rules relating to the Company's management, and provided for in the New Shareholders’ Agreement, are not applicable to management bodies of the Company's subsidiaries.

f)                    Share transfer and preemptive rights

The New Shareholders’ Agreement provides that, upon the occurrence of any of the events indicated below, the shares thus transferred will still be bound by the New Shareholders’ Agreement, and the new buyer must subscribe to the New Shareholders’ Agreement, for the transfer under consideration to be effective: (i) sale of Company shares by AmBrew S.A. and/or InterBrew International B.V., resulting in the reduction of these shareholders’ joint interest to less than 50% plus one share of the Company’s voting capital; and/or (ii) sale of Company shares by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, in a single operation to a single buyer, in a sole block representing a certain minimum number of shares issued by the Company, in compliance with the procedure for sale of shares by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência described below.

The New Shareholders’ Agreement also provides that Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may, at any time, delink Company shares held by them from the New Shareholders’ Agreement to sell them on a stock exchange or organized over-the-counter market, as long as: (i) the Fundação maintains a certain minimum number of the Company shares bound by the New Shareholders’ Agreement, and (ii) it observes the procedure to sell the shares described below.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

If Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência intends to sell Company shares which it owns, or delink them from the New Shareholders’ Agreement, on the terms indicated above, it shall tender the shares under consideration to other parties of the New Shareholders’ Meeting for the weighted average price of the Company shares over the past 20 trading sessions immediately preceding the date of offer on the stock exchange where these shares are most traded (or, in the absence of trading in these shares, in at least half of these trading sessions, over the past 40 trading sessions immediately preceding the date of offer). The tendered parties shall have five days from the date of the first offer to accept or refuse the offer. In the event the offer is expressly or unconditionally rejected (or the tendered parties fail to pay the price promptly), Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall have 10 days to conclude the sale of shares to a third party or delink them from the New Shareholders’ Agreement to sell them on a stock exchange or organized over-the-counter market, as of the end of five-day term mentioned above.

g)                  Description of clauses restricting or binding the voting rights of members of the board of directors and other inspection and control bodies

The New Shareholders’ Agreement provides that all Company shareholder that are parties to the agreement undertake to exercise their voting rights at the Company’s shareholders’ meetings, and to instruct their representatives on the Company’s board of directors and those of its subsidiaries to act and vote in these corporate bodies, so as always to ensure compliance with the basic principles and other terms of the New Shareholders’ Agreement, forbidding any act not fully in compliance with the New Shareholders’ Agreement.

Notwithstanding the foregoing, the resolutions at preliminary meetings do not bind the shareholders’ vote, or that of members appointed by them to the Company’s board of directors or those of its subsidiaries, in matters related to:

•                     analysis of the Company’s Management accounts and those of any of its subsidiaries;

•                     analysis, discussion and resolution on the Management report and the financial statements of the Company and any of its subsidiaries;

•                     cases characterized as abusive exercise of power, provided for in Article 117, Paragraph 1 of Law No. 6404/76; and

•                     practices inherent to the duty of diligence and loyalty and other Management duties set forth in Articles 153 to 158 of Law No. 6404/76.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

15.6 – Material changes in equity interests held by members of the controlling group and by the issuer’s management

On June 17, 2013, the contribution to the Company’s capital of all the shares issued by Companhia de Bebidas das Américas – Ambev owned by Anheuser-Busch InBev N.V/S.A., held through InterBrew International B.V. and AmBrew S.A., was approved. Accordingly, InterBrew International B.V. increased its interest in the Company’s capital, while Ambrew S.A. is now a shareholder of the Company.

On July 30, 2013, the incorporation by the Company of all the shares issued by Companhia de Bebidas das Américas – Ambev and not previously owned by the Company was approved. As a result of this share merger, Companhia de Bebidas das Américas – Ambev is now a wholly-owned subsidiary of the Company and the former shareholders of Companhia de Bebidas das Américas – Ambev now hold the same percentage of shares in the Company as they previously held in Companhia de Bebidas das Américas – Ambev.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

15.7 – Main Corporate Transactions

a) Event	Corporate Restructuring of Companhia de Bebidas das Américas – Ambev
b) Main Business Conditions

On December 7, 2012, Companhia de Bebidas das Américas – Ambev announced its intention of proposing to its shareholders a corporate restructuring aimed at changing its ownership structure, with two types of shares (common and preferred), to a structure with a single type of common share, to streamline the ownership structure and improve Companhia de Bebidas das Américas – Ambev’s governance, with a view to increasing share liquidity and enhance flexibility in order to manage its capital structure. The proposal submitted to shareholders of Companhia de Bebidas das Américas – Ambev, in a Material Fact released on May 10, 2013, estimated that the corporate restructuring would take place by means of the Company’s incorporation of all the shares issued by Companhia de Bebidas das Américas – Ambev not owned by the incorporator, pursuant to the Brazilian Company law (“Share Merger”); whereby all the shares issued and outstanding of Companhia de Bebidas das Américas – Ambev, including the shares in the form of American Depositary Receipts (“ADRs”), except for the shares and ADRs of Companhia de Bebidas das Américas – Ambev held by the Company, should be exchanged for common shares and ADRs issued by the Company. In view of the Share Merger, each share issued by Companhia de Bebidas das Américas – Ambev, common or preferred share or ADR representing a common or preferred share of Companhia de Bebidas das Américas – Ambev, would entitle its holder to receive five common shares of the Company or five ADRs of the Company, as applicable.

On May 10, 2013, meetings of the board of directors and fiscal council of Companhia de Bebidas das Américas – Ambev and of the Company’s board of directors were held, at which these bodies approved the proposal for the Share Merger, pursuant to the Protocol and Justification for the Merger of Shares Issued by Companhia de Bebidas das Américas – Ambev with Ambev S.A.

As a preliminary step to the Share Merger, on June 17, 2013, all the shares issued by Companhia de Bebidas das Américas – Ambev owned by Anheuser-Busch InBev N.V/S.A., held through InterBrew International B.V. and AmBrew S.A., were transferred to the Company as a capital contribution. Accordingly, the Company now holds 1,301,670,110 common shares and 637,049,453 preferred shares issued by Companhia de Bebidas das Américas – Ambev, and is now its parent company. This contribution did not have any effect on the exchange ratio proposed in the Share Merger or cause dilution for Companhia de Bebidas das Américas – Ambev’s shareholders.

On July 30, 2013, extraordinary shareholders’ meetings of Companhia de Bebidas das Américas – Ambev and of the Company approved, amongst other issues, the Protocol and Justification for the Merger of Shares Issued by Companhia de Bebidas das Américas – Ambev with Ambev S.A., the share valuation report and the Share Merger, as well as the increase of the Company’s capital stock subscribed by the managers of Companhia de Bebidas das Américas - Ambev and fully paid by means of transfer of all the shares issued by Companhia de Bebidas das Américas – Ambev, excluding those owned by the Company.

As a result of Share Merger, Companhia de Bebidas das Américas – Ambev became a wholly-owned subsidiary of the Company and former shareholders of Companhia de Bebidas das Américas – Ambev now hold the same percentage of shares in the Company as they previously held in Companhia de Bebidas das Américas – Ambev.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

c) Companies Involved	Companhia de Bebidas das Américas – Ambev, Ambev S.A., AmBrew S.A., InterBrew International B.V. and Anheuser-Busch InBev N.V/S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company's Capital Stock and the Company's Management

After the capital contribution, the Company now holds 74.0432% of the voting capital and 61.8818% of the total capital of Companhia de Bebidas das Américas – Ambev. In addition, AmBrew S.A. now holds 13.03% of the Company’s capital stock.

After the Share Merger, Companhia de Bebidas das Américas – Ambev now is a wholly-owned subsidiary of the Company and all current shareholders of Companhia de Bebidas das Américas - Ambev are now the Company’s shareholders.

e) Ownership Structure Before and After the Operation

Before the operation: (i) the Company held 0.476% interest in the capital stock of Companhia de Bebidas das Américas – Ambev; (ii) the Company’s sole shareholder was InterBrew International B.V.; and (iii) InterBrew International B.V. and AmBrew S.A. were shareholders of Companhia de Bebidas das Américas – Ambev.

After completion of the operation: (i) the Company now holds 100% of shares issued by Companhia de Bebidas das Américas – Ambev; and (ii) former shareholders of Companhia de Bebidas das Américas – Ambev now hold the same percentage of shares in the Company as they previously held in Companhia de Bebidas das Américas – Ambev.

f) Mechanisms adopted to ensure fair treatment amongst shareholders

Both minority common and preferred shareholders of shares issued by Companhia de Bebidas das Américas - Ambev took part in the deliberations on the Share Merger. At the extraordinary shareholders’ meeting which resolved on the Share Merger, the minority preferred shareholders had the opportunity to express their views separately.

The votes of AmBrew S.A., Interbrew International B.V. and Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência and of the Company at the extraordinary shareholders’ meeting which resolved on the Share Merger were aligned with the position expressed separately by other common and preferred shareholders of Companhia de Bebidas das Américas – Ambev, so that the implementation of the Share Merger derived from the favorable opinion of both the common and preferred minority shareholders.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

a) Event	Publicly-held company registration obtained
b) Main Business Conditions	On October 30, 2013, the Brazilian Securities Commission - CVM granted the Company’s registration as securities issuer under category “A”, pursuant to CVM Instruction No. 480 of December 7, 2009.
c) Companies Involved	Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Operation	No alteration in the ownership structure.
f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, since the publicly-held company registration obtained did not cause any impact on the Company’s shareholders.

a) Event	Merger of Companhia de Bebidas das Américas – Ambev with the Company
b) Main Business Conditions

The material fact released on December 3, 2013 announced the proposal for the Company’s incorporation of Companhia de Bebidas das Américas – Ambev. This merger aimed at streamlining the group’s ownership structure and reducing its operating expenses, so that the Company could continue to concentrate on the production and trading of beer, concentrates, soft drinks and other beverages, directly and no longer only through its subsidiaries or wholly-owned subsidiaries, as applicable.

On January 2, 2014, extraordinary shareholders’ meetings of the Company and Companhia de Bebidas das Américas – Ambev were held which approved the merger mentioned above. As a result of this merger, the Company received at their respective book values, all the assets, rights and obligations of Companhia de Bebidas das Américas – Ambev, which was dissolved, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Companhia de Bebidas das Américas – Ambev was completed without an increase or decrease in the shareholders’ equity or capital stock of the Company, since it was a wholly-owned subsidiary of the Company.

c) Companies Involved	Companhia de Bebidas das Américas – Ambev and Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Operation

Before the operation the Company held a direct interest representing 100% of the capital stock of Companhia de Bebidas das Américas – Ambev and an indirect interest in the subsidiaries of Companhia de Bebidas das Américas – Ambev.

After completion of the operation, Companhia de Bebidas das Américas – Ambev was dissolved, so that the Company now holds a direct interest in the former subsidiaries of Companhia de Bebidas das Américas – Ambev.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, as the operation did not affect the Company’s shareholders, since the Company was holder of 100% of the capital stock of Companhia de Bebidas da América – Ambev.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

a) Event	Merger of Ambev Brasil Bebidas S.A. with the Company
b) Main Business Conditions

The material fact released on December 3, 2013, announced the Company’s proposal to incorporate Ambev Brasil Bebidas S.A. This merger aimed at streamlining the group’s ownership structure and reducing its operating expenses, so that the Company could continue to concentrate on the production and trading of beer, concentrates, soft drinks and other beverages, directly and not only by means of its subsidiaries or wholly-owned subsidiaries, as applicable.

On January 2, 2014, extraordinary shareholders’ meetings of the Company and Ambev Brasil Bebidas S.A. were held, which approved the merger mentioned above. As a result of the merger, the Company received at their respective book values, all the assets, rights and obligations of Ambev Brasil Bebidas S.A., which was dissolved, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Ambev Brasil Bebidas S.A. resulted in an increase of the Company’s capital stock in an amount equivalent to the shareholders’ equity of Ambev Brasil Bebidas S.A. corresponding to the investment of minority shareholders of Ambev Brasil Bebidas S.A., i.e., by R$156,566.05.

c) Companies Involved	Ambev Brasil Bebidas S.A. and Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

As a result of the operation, 62,596 new common shares of the Company were issued in favor of minority shareholders of Ambev Brasil Bebidas S.A., in replacement of the common shares of Ambev Brasil Bebidas S.A. held by them, and these shares were fully subscribed by the managers of Ambev Brasil Bebidas S.A., on account of the respective shareholders, who became shareholders in the Company.

e) Ownership Structure Before and After the Operation

Before the operation, the Company directly held a 99% interest in the capital stock of Ambev Brasil Bebidas S.A. and an indirect interest in the subsidiaries of Ambev Brasil Bebidas S.A.

After completion of the operation, Ambev Brasil Bebidas S.A. was dissolved, and the Company succeeded Ambev Brasil Bebidas S.A. in all its rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable since the operation did not cause impact on minority shareholders.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

a) Event	Acquisition of 50% in the capital stock of Bucanero S.A.
b) Main Business Conditions

On January 28, 2014 AmBev Luxembourg, the Company’s wholly-owned subsidiary, acquired the interest indirectly held by Anheuser-Busch InBev SA/NV in Cerbuco Brewing Inc., which holds 50% in Bucanero S.A., the leading company in the Cuban beer market.

c) Companies Involved	Anheuser-Busch InBev SA/NV, AmBev Luxembourg, Cerbuco Brewing Inc. and Bucanero S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Operation	The Company, before the operation, did not hold any direct or indirect interest in Bucanero S.A. After completion of the operation, the Company now holds an indirect interest of 50% in Bucanero S.A.
f) Mechanisms adopted to ensure fair treatment amongst shareholders

A Fairness Opinion was obtained from N M Rothschild & Sons (Brasil) Ltda. confirming Cerbuco’s financial valuation prepared by the Company. Referring to the approval of the acquisition of Interbrew International B.V. (“IIBV”)’s interest in Cerbuco, in order to ensure independence, members of the Board of Directors with any conflict of interests did not take part in the resolutions related to this operation. In addition, compliance with U.S. policy on Cuba (the “Policy To Assist U.S. Persons In Complying with their Obligations under U.S. Sanctions Regarding Cuba”) was approved, and this was filed at the Company’s headquarters. The Legal Officer and Chief Financial and Investor Relations Officer of the Company were granted authority jointly, after consulting the Compliance Antitrust and Related Parties Committee, to resolve on any and all matters related to any possible direct or indirect activities of the Company in Cuba.

a) Event	Merger of Londrina Bebidas Ltda. with the Company
b) Main Business Conditions

A Management proposal released on September 2, 2014, recommended the Company’s incorporation of Londrina Bebidas Ltda., a wholly-owned subsidiary of the Company. This merger aimed at streamlining the group’s ownership structure and reducing its operating expenses.

The Company’s Extraordinary Shareholders’ Meeting was held on October 1, 2014 as well as a Partner’s Resolution of Londrina Bebidas Ltda., which approved the merger mentioned above. As a result of this merger, the Company received at their respective book values, all the assets, rights and obligations of Londrina Bebidas Ltda., which was dissolved, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Londrina Bebidas Ltda. was concluded without increasing or decreasing the Company’s shareholders’ equity or its capital stock, since Londrina Bebidas Ltda. was a wholly-owned subsidiary of the Company.

c) Companies Involved	Londrina Bebidas Ltda. and Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Operation

Before the operation, the Company held a direct interest of 100% in the capital stock of Londrina Bebidas Ltda.

After completion of the operation, Londrina Bebidas Ltda. was dissolved and the Company succeeded Londrina Bebidas Ltda. in all its rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, since the operation did not cause any impact on the Company’s shareholders, since the Company held a 100% interest in the capital stock of Londrina Bebidas Ltda.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

a) Event	Merger of Cervejarias Reunidas Skol Caracu S.A. into the Company
b) Main Business Conditions

The management’s proposal disclosed on March 29, 2016, detailed the proposal for the merger of Cervejarias Reunidas Skol Caracu S.A., a wholly-owned subsidiary of the Company, into the Company. The merger aimed at simplifying the group’s ownership structure and reducing operational and administrative costs.

On April 29, 2016, the Annual and Extraordinary Shareholders’ Meetings of the Company, and the Annual and Extraordinary Shareholders’ Meetings of Cervejarias Reunidas Skol Caracu S.A. approved the merger mentioned above. As a result of the merger, the Company received, at their respective book values, all the assets, rights, and obligations of Cervejarias Reunidas Skol Caracu S.A., which was extinguished, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Cervejarias Reunidas Skol Caracu S.A. was completed without an increase or decrease in the shareholders’ equity or capital stock of the Company, since Cervejarias Reunidas Skol Caracu S.A. was a wholly-owned subsidiary of the Company.

c) Companies Involved	Cervejarias Reunidas Skol Caracu S.A. and Ambev S.A.

d) Effects of the Operation on the Ownership Structure, especially on the interest of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership structure before and after the operation

Before the operation, the Company held a direct interest of 100% in the capital stock of Cervejarias Reunidas Skol Caracu S.A.

After the operation, Cervejarias Reunidas Skol Caracu S.A. was extinguished, being succeeded by the Company regarding all rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, as the operation did not affect the Company’s shareholders, since the Company was holder of 100% of the capital stock in Cervejarias Reunidas Skol Caracu S.A.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

a) Event	Merger of Eagle Distribuidora de Bebidas S.A. into the Company
b) Main Business Conditions

The management’s proposal disclosed on March 29, 2016, detailed the merger of Eagle Distribuidora de Bebidas S.A., a wholly-owned subsidiary of the Company, into the Company. The merger aimed at simplifying the group’s ownership structure and reducing operational and administrative costs.

On April 29, 2016, the Annual and Extraordinary Shareholders’ Meetings of the Company, and the Annual and Extraordinary Shareholders’ Meetings of Eagle Distribuidora de Bebidas S.A. approved the merger mentioned above. As a result of the merger, the Company received, at their respective book values, all the assets, rights, and obligations of Eagle Distribuidora de Bebidas S.A., which was extinguished, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Eagle Distribuidora de Bebidas S.A. was completed without an increase or decrease in the shareholders’ equity or capital stock of the Company, since Eagle Distribuidora de Bebidas S.A. was a wholly-owned subsidiary of the Company.

c) Companies Involved	Eagle Distribuidora de Bebidas S.A. and Ambev S.A.

d)Effects of the Operation on the Ownership Structure, especially on the interest of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership structure before and after the operation

Before the operation, the Company held a direct interest of 100% in the capital stock of Eagle Distribuidora de Bebidas S.A.

After the operation, Eagle Distribuidora de Bebidas S.A. was extinguished, being succeeded by the Company regarding all rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, as the operation did not affect the Company’s shareholders, since the Company was holder of 100% of the capital stock in Eagle Distribuidora de Bebidas S.A.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

a) Event	Merger of Cachoeiras de Macacu Bebidas Ltda. into the Company
b) Main Business Conditions

The management’s proposal disclosed on March 29, 2017 detailed the merger of Cachoeiras de Macacu Bebidas Ltda., the entirety of quotas of which was held by the Company, into the Company. The merger aimed at simplifying the group’s ownership structure and reducing operational and administrative costs.

On April 28, 2017, the Annual and Extraordinary General Meetings of the Company was held and the Articles of Association of Cachoeiras de Macacu Bebidas Ltda. was amended, whereby the merger mentioned above was approved.

As a result of the merger, the Company received, at their respective book values, all the assets, rights, and obligations of Cachoeiras de Macacu Bebidas Ltda., which was extinguished, with its quotas being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Cachoeiras de Macacu Bebidas Ltda. was completed without an increase or decrease in the shareholders’ equity or capital stock of the Company, since the net equity of Cachoeiras de Macacu Bebidas Ltda. was already fully reflected in the Company’s net equity, as a result of (i) the application of the equity method and, considering that the book value of Cachoeiras de Macacu Bebidas Ltda.’s net equity was negative, (ii) the existence of provision in the Company’s balance sheet in amount equivalent to the book value of Cachoeiras de Macacu Bebidas Ltda.’s net equity.

c) Companies Involved	Cachoeiras de Macacu Bebidas Ltda. and Ambev S.A.

d)Effects of the Operation on the Ownership Structure, especially on the interest of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership structure before and after the operation

Before the operation, the Company held a direct interest of 100% in the capital stock of Cachoeiras de Macacu Bebidas Ltda.

After the operation, Cachoeiras de Macacu Bebidas Ltda. was extinguished, being succeeded by the Company regarding all rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, as the operation did not affect the Company’s shareholders, since the Company was holder of 100% of the capital stock in Cachoeiras de Macacu Bebidas Ltda.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

a) Event	Partial spin-off of Arosuco with the Spun-off Portion Merged into the Company
b) Main Business Conditions

The management’s proposal disclosed on March 27, 2017 detailed the merger into the Company of the spun-off portion of Arosuco Aromas e Sucos Ltda., the entirety of quotas of which became the property of the Company immediately before the merger. The merger aimed at simplifying the group’s ownership structure and reducing operational and administrative costs.

On April 27, 2017, the Annual and Extraordinary General Meetings of the Company was held, whereby the merger of the spun-off portion into the Company.

The merger did not result in an increase or reduction of the Company's equity or capital stock, as the spun-off assets were already fully reflected in the Company’s shareholders’ equity as a result of compliance with the relevant accounting rules. In this sense, there was no dilution of the Company’s current shareholders, therefore, the obligations set forth in Chapter III of CVM Instruction No. 565, of June 15, 2015, are not applicable.

The Company formulated a consultation with CVM regarding the necessity of elaboration of the reports provided for in article 264 of Law No. 6404/76, for purposes of the Reorganization, and the CVM Superintendence of Relations with Companies, due to the circumstances of the case, based on in item I, sub-paragraph “b”, of CVM Resolution 559/08, expressing the understanding that there would be no justification for CVM to request the preparation of the reports mentioned in article 264 of Law No. 6404/76, for the purposes of the Reorganization, pursuant to Official Letter No. 86/2018/CVM/SEP/GEA-2, dated March 22, 2018.

c) Companies Involved	Arosuco Aromas e Sucos Ltda. and Ambev S.A.

d) Effects of the Operation on the Ownership Structure, especially on the interest of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership structure before and after the operation	Before the operation, the Company held a direct interest of 100% in the capital stock of Arosuco Aromas e Sucos Ltda. and the interest continued unchanged after the merger of the spun-off portion
f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, as the operation did not affect the Company’s shareholders, since the Company was holder of 100% of the capital stock in Arosuco Aromas e Sucos Ltda.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

15.8 - Other material information

Due to the merger of all the shares issued by Companhia de Bebidas das Américas – Ambev, as described in this Reference Form, the shareholders and holders of American Depositary Receipts (“ADRs”) of Companhia de Bebidas das Américas – Ambev now became holders, respectively, of (i) five common shares issued by the Company for each common or preferred share issued by Companhia de Bebidas das Américas – Ambev outstanding in the market, and (ii) five ADRs of the Company for each ADR of Companhia de Bebidas das Américas – Ambev, representing its common or preferred shares.

On October 30, 2013, the Brazilian Securities Commission (“CVM”) registered the Company as an issuer of securities under category “A”, pursuant to CVM Instruction No. 480 of December 7, 2009, as amended. The Company shares and American Depositary Receipts began to be traded, respectively, on the Securities, Commodities and Futures Exchange - BM&FBOVESPA S.A. (currently B3 S.A. – Brasil, Bolsa, Balcão) and on the New York Stock Exchange, on November 11, 2013.

An Extraordinary Shareholders’ Meeting of Companhia de Bebidas das Américas – Ambev was held on October 31, 2013, where the Company, in the capacity of sole shareholder of Companhia de Bebidas das Américas – Ambev, approved the request for deregistering of Companhia de Bebidas das Américas – Ambev as issuer of securities under category “A”, pursuant to Article 50 of CVM Instruction No. 480 of December 7, 2009, as amended, and the request for cancellation of American Depositary Receipts Programs Level 2 of Companhia de Bebidas das Américas - Ambev. The request for deregistering Companhia de Bebidas das Américas – Ambev as issuer of securities under category “A” was granted by CVM on December 12, 2013, by means of the Official Letter/CVM/SEP/GEA-2/Nº 388/2013.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

16.1 – Describe the issuer’s rules, policies and practices regarding transactions with related parties, as defined by the accounting rules on this subject, indicating if there is a formal policy in place, the body responsible for its approval, date of approval and, if the issuer discloses the policy, where this can be consulted in the world wide web.

According to the Company’s bylaws and the internal regulations of the Compliance Antitrust and Related Parties Committee, the board of directors, after the analysis by said Committee, is responsible for approving any trades or agreements entered into between the Company and/or its subsidiaries (except for wholly-owned subsidiaries), its managers and/or shareholders (including direct or indirect partners of Company shareholders), and any transactions with related parties must mandatorily follow reasonable or fair conditions similar to those prevailing on the market, or conditions that the Company would otherwise negotiate with third parties. Also, such transactions must be clearly reflected in the Company’s financial statements. The current internal regulation of the Compliance Antitrust and Related Parties Committee was approved on July 31, 2013, but the former Companhia de Bebidas das Américas had a similar committee since 2010 and an internal policy regulating operations between related parties.

In addition, managers are not allowed to interfere in any transaction in which interests, even in theory, are in conflict with those of the Company. Additionally, directors should not have access to information, or participate in the resolutions of the Board of Directors regarding issues in which there are or may represent conflicting interests.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

16.2 - Except for the transactions carried out between the issuer and the companies in which it directly or indirectly holds total capital stock, inform the transactions held with related parties which, according to the accounting standards, should be disclosed in the individual or consolidated financial statements of the issuer, and which have been performed in the last fiscal year, or are still in force in the current fiscal year.

a) Name of related parties	b) Relationship between the Parties and the Company	c) Transaction Date	d) Subject-matter of the Agreement	e) Is the issuer a creditor or a debtor?	f) Amount Involved (in Reais)	g) Balance as of 12/31/2017 (in Reais)	h) Amount of the interest held by the party in the business, if measurable	i) Warranties and insurance	j) Term	k) Termination or cancellation conditions	l) Loans and debts
											i. Nature and Reasons	ii. Interest Rate
Anheuser-Busch Inbev USA LLC	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services – Export of Products	Creditor	30,485,000	30,485,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Anheuser-Busch Inbev USA LLC	Related Party	12/31/2017	Accounts Payable – Rendering of Reciprocal Services – Import of Products	Debtor	384,466,000	384,466,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Anheuser-Busch InBev SA/NV	Parent Company	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services – Export of Products	Creditor	34,798,000	34,798,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Anheuser-Busch InBev SA/NV	Parent Company	12/31/2017	Accounts Payable – Rendering of Reciprocal Services – Import of Products	Debtor	364,781,000	364,781,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Cervecería Modelo de Mexico S. de R.L. de C.V.	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services – Export of Products	Creditor	97,396,000	97,396,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Cervecería Modelo de Mexico S. de R.L. de C.V.	Related Party	12/31/2017	Accounts Payable – Rendering of Reciprocal Services – Import of Products	Debtor	649,002,000	649,002,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

a) Name of related parties	b) Relationship between the Parties and the Company	c) Transaction Date	d) Subject-matter of the Agreement	e) Is the issuer a creditor or a debtor?	f) Amount Involved (in Reais)	g) Balance as of 12/31/2017 (in Reais)	h) Amount of the interest held by the party in the business, if measurable	i) Warranties and insurance	j) Term	k) Termination or cancellation conditions	l) Loans and debts
											i. Nature and Reasons	ii. Interest Rate
AB InBev Procurement GmbH	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services – Export of Products	Creditor	8,989,000	8,989,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Inbev Belgium N.V.	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services – Export of Products	Creditor	23,880,000	23,880,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Inbev Belgium N.V.	Related Party	12/31/2017	Accounts Payable – Rendering of Reciprocal Services – Import of Products	Debtor	33,775,000	33,775,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Interbrew International B.V.	Parent Company	01/28/2014	Accounts Payable – acquisition of subsidiary	Debtor	260,857,000	260,857,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Anheuser-Busch Inbev Services LLC	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services	Creditor	29,902,000	29,902,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Anheuser-Busch Inbev Services LLC	Related Party	12/31/2017	Accounts Payable – Rendering of Reciprocal Services	Debtor	6,124,000	6,124,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Cerveceria Nacional - Panamá	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services	Creditor	20,324,000	20,324,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Cerveceria Nacional - Panamá	Related Party	12/31/2017	Accounts Payable – Rendering of Reciprocal Services	Debtor	4,006,000	4,006,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

a) Name of related parties	b) Relationship between the Parties and the Company	c) Transaction Date	d) Subject-matter of the Agreement	e) Is the issuer a creditor or a debtor?	f) Amount Involved (in Reais)	g) Balance as of 12/31/2017 (in Reais)	h) Amount of the interest held by the party in the business, if measurable	i) Warranties and insurance	j) Term	k) Termination or cancellation conditions	l) Loans and debts
											i. Nature and Reasons	ii. Interest Rate
Anheuser-Busch InBev Japan	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services	Creditor	473,000	473,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Ab Inbev Sedrin Holding B.V.	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services	Creditor	347,000	347,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Ab Inbev Sedrin Holding B.V.	Related Party a	12/31/2017	Accounts Payable – Rendering of Reciprocal Services	Debtor	62,000	62,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Bavaria S.A.	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services	Creditor	1,692,000	1,692,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Bavaria S.A.	Related Party	12/31/2017	Accounts Payable – Rendering of Reciprocal Services	Debtor	2,610,000	2,610,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Anheuser-Busch Inbev Deutschland GMBH & CO.	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services	Creditor	467,000	467,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Anheuser-Busch Inbev Deutschland GMBH & CO.	Related Party	12/31/2017	Accounts Payable – Rendering of Reciprocal Services	Debtor	13,775,000	13,775,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
GModelo Europa S.A.U.	Related Party	12/31/2017	Accounts Payable – Rendering of Reciprocal Services	Debtor	397,000	397,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

a) Name of related parties	b) Relationship between the Parties and the Company	c) Transaction Date	d) Subject-matter of the Agreement	e) Is the issuer a creditor or a debtor?	f) Amount Involved (in Reais)	g) Balance as of 12/31/2017 (in Reais)	h) Amount of the interest held by the party in the business, if measurable	i) Warranties and insurance	j) Term	k) Termination or cancellation conditions	l) Loans and debts
											i. Nature and Reasons	ii. Interest Rate
Nimbuspath LTD.	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services	Creditor	2,354,000	2,354,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Nimbuspath LTD.	Related Party	12/31/2017	Accounts Payable – Rendering of Reciprocal Services	Debtor	197,000	197,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
USD: Corporate	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services	Creditor	50,000	50,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Crown Beers India Private LTD.	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services	Creditor	808,000	808,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
GCC Services India Private LTD.	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services s	Creditor	617,000	617,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
GCC Services India Private LTD.	Related Party	12/31/2017	Accounts Payable – Rendering of Reciprocal Services	Debtor	2,535,000	2,535,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Anheuser-Busch Packaging Group INC.	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services	Creditor	1,306,000	1,306,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Anheuser-Busch Packaging Group INC.	Related Party	12/31/2017	Accounts Payable – Rendering of Reciprocal Services	Debtor	35,114,000	35,114,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

a) Name of related parties	b) Relationship between the Parties and the Company	c) Transaction Date	d) Subject-matter of the Agreement	e) Is the issuer a creditor or a debtor?	f) Amount Involved (in Reais)	g) Balance as of 12/31/2017 (in Reais)	h) Amount of the interest held by the party in the business, if measurable	i) Warranties and insurance	j) Term	k) Termination or cancellation conditions	l) Loans and debts
											i. Nature and Reasons	ii. Interest Rate
Ambev Colombia S.A.S.	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services	Creditor	356,000	356,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Compania Cervecera Ambev Peru S.A.C.	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services	Creditor	9,673,000	9,673,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Compania Cervecera Ambev Peru S.A.C.	Related Party	12/31/2017	Accounts Payable – Rendering of Reciprocal Services	Debtor	14,873,000	14,873,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Compañia Cerveceria Hondureña S.A. DE C.V. S.A	Related Party	12/31/2017	Accounts Payable – Rendering of Reciprocal Services	Debtor	7,119,000	7,119,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Anheuser Busch Inbev Australia PTY Limited	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services	Creditor	350,000	350,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Industrias La Constancia S.A. DE C.V.	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services	Creditor	2,552,000	2,552,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Thohoyandou Beer Distributors (PTY) Limited	Related Party	12/31/2017	Accounts Receivable – Rendering of Reciprocal Services	Creditor	1,511,000	1,511,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Interbrew International B.V.	Parent Company	12/31/2017	Dividends Payable	Debtor	590,937,000	590,937,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

a) Name of related parties	b) Relationship between the Parties and the Company	c) Transaction Date	d) Subject-matter of the Agreement	e) Is the issuer a creditor or a debtor?	f) Amount Involved (in Reais)	g) Balance as of 12/31/2017 (in Reais)	h) Amount of the interest held by the party in the business, if measurable	i) Warranties and insurance	j) Term	k) Termination or cancellation conditions	l) Loans and debts
											i. Nature and Reasons	ii. Interest Rate
Ambrew S. A.	Parent Company	12/31/2017	Dividends Payable	Debtor	89,968,000	89,968.000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência	Parent Company	06/01/2008	Lease of assets (10-year agreement entered into on Jun. 1, 2008)	Debtor	63,328,000	9,703,826	N/A	N/A	03/31/2020	According to applicable legislation	N/A	N/A
Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência	Parent Company	04/01/2016	Lease of 3rd and 4th floors of the Corporate Park Building, occupied by the Company’s Central Administration	Debtor	6,510,805	3,255,000	N/A	N/A	01/31/2020	According to applicable legislation	N/A	N/A
Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência	Parent Company	12/31/2017	Health and dental care for the employees and managers (and their dependents) at the Company and its subsidiaries.	Debtor	22.454.410,17	22.454.410,17	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

16.3 - In regard to each transaction or set of transactions mentioned in section 16.2 above that occurred in the last fiscal year:

a) identify the measures taken to deal with conflicts of interest

In regard to the transactions mentioned in section 16.2 of this Reference Form, the Company informs that: (i) such transactions were duly approved by the competent bodies, as set forth in item 16.1 above; (ii) managers with interests may be in conflict with those of the Company, even if in theory, do not participate as in the resolutions on such transactions and such impediment was recorded in the minutes of said meeting; and (iii) such transactions were entered into under usual market conditions, and said conditions were explained in said meetings.

In addition, in the last fiscal year ended December 31, 2017, the Company did not grant loans, neither has it entered into any financial agreements with its executive officers or members of the board of directors.

b) show the strictly commutative nature of the conditions agreed or the adequate compensation payments

The Company only performs transactions with related parties in accordance with the conditions adopted by the market at that time.

The essential conditions set forth in the agreements currently in force are highlighted in item 16.2 herein and were duly addressed in presentations used for the approval by the competent bodies.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

16.4 - Provide other information deemed as relevant by the issuer

As disclosed in the Company's financial statements, Fundação Zerrenner, the Company's controlling shareholder, is a legally independent entity whose main objective is to provide the Company's active and certain inactive employees in Brazil with medical and dental assistance, technical and higher education and facilities for assistance and assistance to the elderly, through direct initiatives or financial assistance agreements with other entities. At December 31, 2017 and 2016, actuarial liabilities related to the benefits provided directly by the Zerrenner Foundation were fully covered by the assets of the Zerrenner Foundation held for that purpose, which exceed in a significant amount the value of the actuarial liabilities at such dates. Ambev recognizes the assets (prepaid expenses) of this plan in the extension of the amount of the economic benefit available to the Company, from reimbursements or reductions of future contributions. The expenses incurred by the Zerrenner Foundation in Brazil to provide the aforementioned benefits to the Company's employees amounted to R$300,065 (R$266,720 on December 31, 2016), of which R$264,251 and R$35,814 related to active and inactive employees, respectively (R$ 231,930 and R$34,791 as of December 31, 2016 related to active and inactive employees respectively).

348

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

17.1 - Information on capital stock

a) Issued Capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
03/26/2018	57,710,201,914.77	Fully paid-in	15,722,147,311	-	15,722,147,311

Subscribed Capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
03/26/2018	57,710,201,914.77	Fully paid-in	15,722,147,311	-	15,722,147,311

 Paid-in Capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
03/26/2018	57,710,201,914.77	Fully paid-in	15,722,147,311	-	15,722,147,311

349

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Authorized capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
03/01/2013	-	-	19,000,000,000	-	19,000,000,000

Securities Convertible into shares and conversion conditions

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
N/A	-	-	-	-	-

350

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

17.2 – Increase in capital stock

Date of resolution: 03/26/2018

Body that resolved on the increase: Board of Directors

Issue date: 03/26/2018

Total amount of the increase: R$26,673,661.96

Number of securities issued: 1,193,969

Issue price: R$22.3403304128248 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.046297%

Date of resolution: 03/26/2018

Body that resolved on the increase: Board of Directors

Issue date: 03/26/2018

Total amount of the increase: R$69,388,405.48

Number of securities issued: 3,337,923

Issue price: R$20.787898786731 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.120381%

Date of resolution: 03/27/2015

Body that resolved on the increase: Board of Directors

Issue date: 03/27/2015

Total amount of the increase: R$11,621,474.73

Number of securities issued: 631,373

Issue price: R$18.40667043 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.0201752%

Date of resolution: 02/23/2015

Body that resolved on the increase: Board of Directors

Issue date: 02/23/2015

Total amount of the increase: R$20,169,142.02

Number of securities issued: 4,364,791

Issue price: R$4.62087234 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

351

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.0350266%

Date of resolution: 12/22/2014

Body that resolved on the increase: Board of Directors

Issue date: 12/22/2014

Total amount of the increase: R$7,135,452.85

Number of securities issued: 1,224,720

Issue price: R$5.82619117 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.0123933%

Date of resolution: 12/01/2014

Body that resolved on the increase: Board of Directors

Issue date: 12/01/2014

Total amount of the increase: R$18,968,607.98

Number of securities issued: 2,296,939

Issue price: R$8.258211 per share

Payment conditions: capitalization of amount of the Share-Based Payment Reserve.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.0329566%

Date of resolution: 10/15/2014

Body that resolved on the increase: Board of Directors

Issue date: 10/15/2014

Total amount of the increase: R$47,405,828.30

Number of securities issued: 9,589,195

Issue price: R$4.94367132 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.0824322%

Date of resolution: 09/17/2014

Body that resolved on the increase: Board of Directors

Issue date: 09/17/2014

Total amount of the increase: R$18,129,871.22

Number of securities issued: 4,991,736

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Issue price: R$3.631977 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.0315353%

Date of resolution: 08/27/2014

Body that resolved on the increase: Board of Directors

Issue date: 08/27/2014

Total amount of the increase: R$6,739,282.12

Number of securities issued: 1,714,631

Issue price: R$3.930456 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.0117238%

Date of resolution: 07/14/2014

Body that resolved on the increase: Board of Directors

Issue date: 07/14/2014

Total amount of the increase: R$352,684,594.10

Number of securities issued: 21,919,490

Issue price: R$16.09 per share

Payment conditions: capitalization of 70% of the tax benefit earned by the Company due to the partial amortization of the special goodwill reserve in the fiscal year 2013 in local currency.

Criterion used for determining the issue amount: closing price on the B3 S.A. – Brasil, Bolsa, Balcão on January 31, 2014, or the date of realization of the tax benefit arising from the partial amortization of the special goodwill reserve in 2013, as provided for in article 170, paragraph 1, item III, of Law 6404/76.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.61732305%

Date of resolution: 05/14/2014

Body that resolved on the increase: Board of Directors

Issue date: 05/14/2014

Total amount of the increase: R$11,060,735.67

Number of securities issued: 4,712,662

Issue price: R$2.347025 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.019364%

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Date of resolution: 04/28/2014

Body that resolved on the increase: Extraordinary Shareholders’ Meeting

Issue date: 04/28/2014

Total amount of the increase: R$93,547,390.11

Number of securities issued: 0 (capital increase without the issue of new shares)

Issue price: Not applicable (capital increase without the issue of new shares)

Payment conditions: capitalization of 30% of the tax benefit earned by the Company due to the partial amortization of the special goodwill reserve in the fiscal year 2013 without the issue of new shares.

Criterion used for determining the issue amount: Not applicable.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.164041%

Date of resolution: 03/25/2014

Body that resolved on the increase: Board of Directors

Issue date: 03/25/2014

Total amount of the increase: R$25,731,223.58

Number of securities issued: 1,827,676 common shares.

Issue price: R$14.079 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.045142%

Date of resolution: 01/02/2014

Body that resolved on the increase: Annual Shareholders’ Meeting

Issue date: 01/02/2014

Total amount of the increase: R$156,566.05

Number of securities issued: 62,596 common shares.

Issue price: R$2.501214

Payment conditions: Merger of Ambev Brasil Bebidas S.A. into the Company, resulting in the increase in the Company’s capital stock in an amount equivalent to the portion of shareholders’ equity of Ambev Brasil Bebidas S.A. that corresponded to the investment of minority shareholders in Ambev Brasil Bebidas S.A.

Criterion used for determining the issue amount: Amount of capital increase divided by the number of shares issued by the Company.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000275%

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

17.3 – Information on share splits, groupings and bonuses

Not applicable, since there were no share splits, groupings and bonuses in the last three fiscal years.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

17.4 - Decrease in capital stock

Not applicable, since the Company did not record any capital decrease in the last three fiscal years.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

17.5 – Other material information

In July 30, 2013, as a result of the Merger of Shares, the Company’s capital stock was increased upon issue of 5,967,838,305 common, registered shares with no par value, for a total issue price of R$97,054,801,577.56, of which R$48,527,400,788.78 was allocated to capital stock, while the remaining amount of R$48,527,400,788.78 was allocated for recording of the capital reserve, through transfer of the total shares issued by Companhia de Bebidas das Américas – Ambev to the Company, except for those owned by the Company.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

18.1 – Share Rights

Type of shares or CDA	Common Shares
Right to dividends

Pursuant to Law No. 6404/76, holders of the Company’s shares are entitled to receive dividends or other distributions related to said shares in proportion to their interest.

The Company’s bylaws establish that a minimum of 40% of adjusted net income should distributed to the shareholders on a yearly basis as mandatory dividends, in accordance with article 202 of Law 6404/76.

Voting rights	Full
Convertibility	No
Capital reimbursement rights

Yes

If the Company goes into liquidation, shareholders shall be reimbursed in proportion to their equity interest, after the payment of all Company liabilities.

Shareholders who do not agree with certain resolutions adopted by the annual shareholders’ meeting may withdraw from the Company, in accordance with Law No. 6404/76. For purposes of reimbursement, the value of the shares will be determined based on the value of shareholders’ equity recorded in the last balance sheet approved by the annual shareholders' meeting, except for their right to request preparation of a special balance sheet.

Tag along

As provided for in Law No. 6404/76, in case of direct or indirect disposal of the Company’s control, the buyer must hold a public offering for acquisition of shares with voting rights owned by the other shareholders, and ensure them a minimum price equal to 80% of the amount paid per share with voting rights held by the controlling shareholders.

Circulation restrictions

The Manual on Disclosure and Use of Information and the Policy on the Trading of Securities Issued by Ambev S.A., approved by the board of directors, contain restrictions on the trading of securities issued by the Company by the persons and as described therein.

For further information on the Company’s Manual on Disclosure and Use of Information and the Policy on the Trading of Securities Issued by Ambev S.A., the persons connected to it, and its main provisions, see section 20 of this Reference Form.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Conditions for changing the rights guaranteed by the securities

According to Law No. 6404/76, neither the Company’ bylaws, nor the resolutions adopted by the annual shareholders meeting can deprive the shareholders of the following rights: (i) share in profits; (ii) share in the distribution of any assets in case of liquidation; (iii) supervise the Company’s management, in accordance with Law 6404/76; (iv) exercise preemptive rights on the subscription of shares, convertible debentures, and warrants, as provided for in Law 6404/76; and (v) withdraw from the Company in the situations provided for in Law 6404/76.

Possibility of redemption of shares	This is not applicable, as there are no situations of redemption of shares issued by the Company other than those provided for in the law.
Other material characteristics	-

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

18.2 - Description of any statutory rules limiting the voting rights of significant shareholders or requiring them to hold a public offering

The Company’s bylaws do not establish any specific rule limiting the voting rights of significant shareholders or requiring them to hold a public offering.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

18.3 - Description of exceptions and suspensive clauses relating to equity or political rights set forth in the by-laws

This is not applicable, as there are no exceptions and suspensive clauses relating to equity or political rights set forth in the Company’s bylaws.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

18.4 - Trading volume and highest and lowest price quotes of securities traded

Quarter	Security	Type/Class	Market	Administrative Body	Financial volume traded (in reais)	Highest quote (in reais)	Lowest quote (in reais)	Daily average of quotes (in reais)	Quote factor
03/31/15	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	,,11,982,275,000	.17.21	.14.18	16.14.	R$ per Unit
06/30/15	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	,,12,101,488,000	.18.17	.16.85	.17.43	R$ per Unit
09/30/15	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	,,15,937,647,000	.18.36	.16.53	.17.70	R$ per Unit
12/31/15	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	,,14,018,211,000	.18.88	.16.51	.17.58	R$ per Unit
03/31/16	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	,,16,529,872,000	.18.22	.15.19	16.90	R$ per Unit
06/30/16	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	,,15,451,142,000	18.46	17.14	17.80	R$ per Unit
09/30/16	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	,,14,675,110,000	.19.01	.17.68	18.41	R$ per Unit
12/31/16	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	14,,964,140,000	.18.73	.15.34	.17.00	R$ per Unit
03/31/17	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	11,569,677,000	.17.79	15.81	.16.84	R$ per Unit
06/30/17	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	,,16,979,247,000	.19.29	17.15	18.01	R$ per Unit
09/30/17	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	14,,745,515,000	.21.13	.17.46	.19.34	R$ per Unit
12/31/17	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	17,741,081,000	.21.73	.19.84	.20.61	R$ per Unit

* Historical price adjusted to reflect payments of interest on shareholders’ equity and dividend distributions.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

18.5 – Description of other securities issued in Brazil, rather than shares, which are not overdue or redeemed.

a. security identification	First (1st) issue of unsecured non-convertible debentures, in a single series, of Ambev S.A., (“Issuer”).
b. quantity	One thousand (1,000) debentures
c. global par value	Total issue amount: One billion reais (R$1,000,000,000.00) on the Issue Date.
d. Issue date	October 30, 2015
e. debt balance outstanding on the closing date of the last fiscal year	R$1,022,788,190.00
f. circulation restrictions

The debentures should only be traded among qualified investors, as defined in article 9-B of CVM Instruction 539, after ninety (90) days as from the date of subscription or acquisition by Professional Investors, in accordance with articles 13 and 15 of CVM Instruction 476, and the Issuer must comply with article 17 of said instruction, while the trading of Debentures should always comply with applicable legal and regulatory provisions.

g. Convertibility into shares, or granting of rights to subscribe or purchase issuer’s shares giving: (i) the conditions; and (ii) the effects on capital stock	N/A
h. possibility of redemption, giving (i) redemption circumstances; and (ii) calculation of redemption amount

The Issuer may, at its own discretion and at any time, and as long as legally allowed, hold an offering for early redemption, in whole or in part, with subsequent cancellation of such Debentures, and addressed to all debenture holders, with no distinction and ensuring equal conditions to all debenture holders, for them to accept the early redemption of the Debentures they hold, pursuant to the terms and conditions set forth in section 6.16 of the Deed of Issue (“Early Redemption Offering”). The amount to be paid for each Debenture indicated by their respective holders in response to the Early Redemption Offering will be equivalent to the outstanding balance of the Par Value per Unit, plus (a) earnings, calculated on a pro rata temporis basis, as from the Date of the First Payment or the immediately preceding Date of Payment of Earnings, as the case may be, until the effective payment date; and (b) as the case may be, an early redemption premium offered to debenture holders, at the sole discretion of the Issuer.

debt securities	Maturity October 30, 2021

Earnings

Debentures will be entitled to compound interest on the Par Value per Unit equivalent to fourteen point four hundred seventy-six thousandths percent (14.476%) per annum, based on two hundred and fifty-two (252) Business Days, calculated pro rata temporis, in accordance with the formula defined in section 6.12 of the Deed of Issue (“Earnings”). Should the Debentures rating change, the Interest Rate, as provided for in the Earnings formula, will also be increased or reduced, in accordance with the rating provided for in the most recent risk ratings report, as indicated in the table included in section 6.12.4 of the Deed of Issue, as from the first day of the Capitalization Period subsequent to the Capitalization Period in which the change occurred, and amendment to the Deed of Issue will not be required.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

j. Conditions for changing the rights guaranteed by the securities

The resolutions below regarding the characteristics of the Debentures that may be proposed exclusively by the Issuer will depend on the approval by Debenture Holders representing ninety percent (90%) of the Debentures outstanding plus one debenture, whether on first call for the Annual Debenture Holders’ Meeting, or any subsequent meeting: the provisions set forth in section 9.13 of the Deed of Issue; (ii) any of the quorums provided for in the Deed of Issue; (iii) the Earnings on the Debentures; (iv) any payment dates of any amounts provided for in the Deed of Issue; (v) the maturity of Debentures; (vi) the type of Debentures; (vii) the creation of a renegotiation event; (viii) amounts and dates of repayment of the principal of Debentures; (ix) change in any Early Maturity Event provided for in section 6.18 of the Deed of Issue, and (x) change in the additional obligations of the Issuer provided for in Section Seven.

The resolutions regarding the permanent or temporary waiver of Early Maturity Events will depend on the approval by Debenture Holders representing (i) ninety percent (90%) of the Debentures outstanding, plus one debenture, whether on first call for the Annual Debenture Holders’ Meeting, or any subsequent meeting related to Automatic Maturity Events; (ii) ninety percent (90%) of the Debentures outstanding, plus one debenture, whether on first call for the Annual Debenture Holders’ Meeting, or any subsequent meeting related to Non Automatic Maturity Events (a), (b), (e), (f) and (h); and (iii) two thirds (2/3) of the Debentures outstanding, whether on first call for the Annual Debenture Holders' Meeting, or any subsequent meeting related to Non Automatic Maturity Events (c), (d) and (g).

k. Other material characteristics

The Issue complied with article 1 of Law 12431 of June 24, 2011, as amended. In case the Debentures no longer satisfy certain characteristics set forth in Law 12431, there is no assurance that they will continue to receive the special tax treatment provided for in said law. For further information, see section 18.10 of this reference form and the Deed of Issue of Debentures, as amended (“Deed of Issue”), available on the CVM website. The terms in capital letters used in this table 18.5 and not defined herein will have the meaning attributed to them in the Deed of Issue.

18.5-A – Number of holders of each security type set forth in item 18.5, as ascertained in the end of the previous year, namely:

On May 15, 2018, there were 36 institutional investors and 1 entity holding debentures issued by the Company.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

18.6 - Brazilian markets where the securities are traded

Common shares issued by the Company have been admitted for trading on B3 S.A. – Brasil, Bolsa, Balcão under code ABEV3 since November 11, 2013.

The debentures of the first (1st) issue of the Company are traded on the CETIP 21 - Títulos e Valores Mobiliários module, which has been managed and operated by CETIP S.A. – Mercados Organizados since November 4, 2015.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

18.7 - Information on the class and type of security traded on foreign markets

The Company sponsors the American Depositary Receipts Level 2 Program (“ADRs Program”) approved by CVM pursuant to CVM/SRE/GER-2 Official Letter No. 450/2013, of October 31, 2013.

The subject matter of the ADRs Program are deposit certificates representing common, registered, book-entry shares with no par value issued by the Company (“ADRs”). Each ADR represents 1 common share issued by the Company.

ADRs are registered with the entity that regulates the US capital market, that is, the Securities and Exchange Commission (SEC), and they are traded on the New York Stock Exchange – NYSE.

The information below refers to the Company’s ADRs Program:

a.                   Country

United States

b.                   Market

Secondary

c.                   Entity that manages the market where the securities are traded

New York Stock Exchange – NYSE

d.                   Date admitted for trading

November 11, 2013

e.                   Give the trading segment, if any

American Depositary Receipts - ADR Level 2 Program. This is a program listed on a US exchange without the issue of new shares.

f.                    Commencement date of listing on the segment

November 11, 2013

g.                   Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last financial year

In regard to common shares, 38.1% were traded on the B3, while 61.9% were trade on the New York Stock Exchange – NYSE.

h.                   Proportion, if any, of certificates of deposit abroad in relation to each class and type of shares

1 ADR represents 1 common share issued by the Company.

i.                    Depositary bank, if any.

The Bank of New York Mellon

j.         Custodian, if any.

Banco Bradesco S.A.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

18.8 - Material securities issued abroad

The Company has no material securities issued abroad.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

18.9 – Public offerings for distribution undertaken by the issuer or by third parties, including parent companies, affiliates and subsidiaries, for securities of the issuer

In October 2015, the Company carried out the first (1st) issue of unsecured non-convertible debentures, in a single series, which were publicly distributed with restricted placement efforts, in accordance with CVM Instruction No. 476, as amended, in the amount of R$1 billion. The Issue was performed in accordance with article 1 of Law 12431 of June 24, 2011, as amended. For further information on said debentures, see item 18.5 above.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

18.10 – Public offerings for distribution of securities

a.             how the proceeds from the offering were used

In October 2015, the Company carried out the first (1st) issue of unsecured non-convertible debentures, in a single series, which were publicly distributed with restricted placement efforts, in accordance with CVM Instruction No. 476, as amended, in the amount of R$1 billion. The Issue was performed in accordance with article 1 of Law 12431 of June 24, 2011, as amended (“Law 12431”).

Pursuant to the “Private Deed of the 1st Issue of Unsecured Non-convertible Debentures, Single Series, for Public Distribution with Restricted Placement Efforts of Ambev S.A.,” as amended (“Deed of Issue”), and article 1 of Law 12431, the net proceeds obtained by the Company from the issue will be exclusively allocated to investment projects (including reimbursements, pursuant to Law 12431) included in the scope of the Company’s investment plan (capex), as described in Exhibit I to the Deed of Issue.

b.             if there were any material differences between the actual use of the proceeds and the proposed use of the proceeds reported in the applicable offering circulars

Not applicable.

c.             in the event a difference has occurred, the reasons for it

Not applicable.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

18.11 - Description of public offerings for acquisition held by the issuer in respect of shares issued by third parties

Not applicable, since there were no public offerings for acquisition held by the issuer in respect of shares issued by third parties in the last three fiscal years.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

18.12 – Other material information

Additional information regarding the first (1st) issue of unsecured non-convertible debentures, in a single series, of Ambev S.A. (table 18.5 above)

In the occurrence of the events below, the Trustee should take action according to the terms indicated in the Deed of Issue.

Automatic Early Maturity Events:

a)                   default of the Issuer, regarding monetary obligations due to Debenture Holders pursuant to the Deed of Issue, on the relevant date of payment, and not remedied within two (2) Business Days as from the date of the default;

b)                   assignment, promise to assign, or any form of transfer, or promise to transfer to third parties, in whole or in part, by the Issuer, of the obligations provided for in the Deed of Issue, except when previously authorized by Debenture Holders, in the Annual Debenture Holders' Meeting (as defined below), representing ninety percent (90%) of the Debentures Outstanding (as defined below) plus one Debenture;

c)                   liquidation, dissolution or winding up of the Issuer, except when the liquidation, dissolution or winding up results from corporate transactions other than Non Automatic Early Maturity Events, as provided for in the Deed of Issue;

d)                   (i) adjudication of bankruptcy of the Issuer and/or any Material Subsidiary; (ii) voluntary bankruptcy requested by the Issuer and/or any Material Subsidiary; (iii) request for bankruptcy by the Issuer and/or any Material Subsidiary, made by third parties, not suppressed in the legal term; or (iv) filing for judicial reorganization or extrajudicial reorganization of the Issuer and/or any Material Subsidiary, regardless of approval; and

e)                   change in the corporate classification of the Issuer, so that it ceases to be a publicly-held company, pursuant to article 220 of the Brazilian Corporate Law.

Non Automatic Early Maturity Events:

a)                   default of the Issuer, regarding the non-monetary obligations provided for in the Deed of Issue, and not remedied within sixty (60) days as of the date on which the Issuer has become aware of the default. This term is not applicable to obligations for which a specific remediation term has been specified, or to other Early Maturity Events;

b)                   default or default event by the Issuer or any Material Subsidiary not remedied within the relevant remediation term, as applicable, regarding any contracts, instruments or documents that may evidence Indebtedness (as defined below) in an amount equal to or greater than One hundred, fifty million US dollars (US$ 150,000,000.00) or the equivalent amount in other currencies, to the extent that such default or default event may result in the early maturity of said Indebtedness;

c)                   decrease in the Issuer’s capital, except when (i) previously authorized by the Debenture Holders, during the Annual Debenture Holders Meeting (as defined below), representing at least the majority of Debentures Outstanding (as defined below), as provided for in article 174, paragraph 3, of the Brazilian Corporate Law, or (ii) the capital decrease being carried out with the purpose of lessening the losses accrued;

d)                   change in the corporate purpose of the Issuer, as provided for in the bylaws in force on the Issue Date, in such a way that, as a result of the change, the Issue is unable to develop Investment Projects;

e)                   evidence that the representations made by the Issuer in the Deed of Issue are false or incorrect in any material aspects;

f)                    lack of compliance, by the Issuer, with the obligations arising from final and non appealable court decisions and/or final and  non appealable arbitration awards against the Issuer, that may have a Material Adverse Effect (as defined below), except when said obligation is secured by sufficient assets of the Issuer, surety bonds or letters of guarantee, as long as said collaterals are accepted by the relevant courts, or in the scope of the arbitration proceeding; or

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

g)                  spin-off, merger, consolidation (only when the Issuer is merged into another company) or merger of shares (only when the Issuer’s stock is merged into another company’s), as long as the transaction may result in the lowering by two notches or more of the risk rating of the Debentures, taking into account the last report released by the Risk Ratings Agency, pursuant to the Deed of Issue, except: (i) if previously authorized by the Debenture Holders, in the Annual Debenture Holders Meeting, representing two thirds (2/3) of the Debentures Outstanding; or (ii) if Debenture Holders wishing to do so are assured, during a minimum term of six (6) months as from the date of publication of the minutes of the corporate acts regarding the transaction, the redemption of the Debentures held by them, upon the payment of the Par Value per Unit, or the balance thereof, plus Earnings applicable, calculated pro rata temporis as from the Date of the First Payment or the Date of Payment of the Earnings immediately preceding, as the case may be, until the date of payment; or (iii) if, regarding spin-off, merger or consolidation (including merger of shares), the company that receives the shares (in case of spin-off), the successor (in case of merger or consolidation), or the company into which the shares are merged(in case of merger of shares) is a direct or indirect subsidiary of a company that belongs to the economic group of the Issuer; and

h)                  cancellation of the registration of the Debentures with CETIP, and non-obtainment, within thirty (30) days, of a new registration with other market entities that may provide custody and trading services regarding the Debentures.

Collateral

Debentures are not secured by collateral.

Restrictions imposed on the Issuer regarding (i) the distribution of dividends; (ii) the disposal of certain assets; (iii) the contracting of new debts; and (iv) the performance of corporate transactions involving the issuer, the controlling shareholders or the subsidiaries.

There are no other restrictions imposed on the Company pursuant to the Deed of Issue regarding such issues, without prejudice of the aforementioned Automatic and Non Automatic Early Maturity Events.

Trustee

Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.

Core activities of the Trustee

In addition to other duties and attributions provided for in the law, in CVM rulings, or in the Deed of Issue, the Trustee’s core activities include:

(a)                  protecting the rights and interests of the Debenture Holders, using, in the exercise of their duties, the care and diligence required from all active and honest persons in the management of their own property;

(b)                  waiving their functions in case of conflicts of interest or ineptitude;

(c)                  safeguarding all books, correspondence and other documents relating to the exercise of their functions;

(d)                  checking, upon the acceptance of their duties, the truthfulness of information contained in the Deed of Issue, working on the remediation of any omissions, failures or errors they may be aware of;

(e)                  monitoring compliance with the frequency of provision of mandatory information, warning the Debenture Holders about any omissions or untruthfulness of such information;

(f)                   calling, pursuant to the Deed of Issue, the Annual Debenture Holders Meeting, by publishing a notice at least three (3) times in the press media in which the Issuer usually publishes its information, at the Issuer’s expense;

(g)                 attending the Annual Debenture Holders Meeting to provide the information requested;

(h)                 preparing annual reports addressed to the Debenture Holders, pursuant to line (b) of paragraph 1 of article 68 of the Brazilian Corporate Law, regarding the Issuer's fiscal years, pursuant to applicable legislation;

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

(i)                   making available to the Debenture Holders the report mentioned in the above item within no more than four (4) days as from the end of the fiscal year of the Issuer;

(j)                   updating the list of Debenture Holders and their addresses, also by requesting information to the Issuer, the Settlement Bank, the Bookkeeper and the CETIP;

(k)                 supervising compliance with clauses included in the Deed of Issue and all those imposing affirmative and negative covenants.

(l)                   sending an individual notice to all Debenture Holders, no later than two (2) Business Days after the Trustee has been informed about the event, about the Issuer’s non-compliance with any obligations undertaken in the Deed of Issue, informing the place where the interested persons may get further information, and sending a communication with the same content to CVM and CETIP; and

(m)                issuing an opinion about the sufficiency of information in the proposals to change the conditions of the Debentures.

Trustee Compensation

Four-monthly installments paid in arrears, in the amount of three thousand, five hundred reais (R$3,500.00), due until the full settlement of the Debentures. Such amount is to be updated from the date of issue by the Extended Consumer Price Index - IPCA (“IPCA”).

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

19.1 - Information on the repurchase of shares by the issuer

In the last three fiscal years, the Company’s Board of Directors approved the following repurchase plans:

Date of Approval of the Plan	02/25/2015
Number of shares estimated in the Plan	up to the limit of 60,000,000 common shares
Number of shares outstanding upon approval of the Plan	4,454,467,634 common shares
Percentage against total shares outstanding upon approval of the Plan	1.35%
Repurchase period established in the Plan	240 days as from the date of approval, maturing on October 23, 2015
Reserves and income available for repurchasing	Capital reserve reported in the balance sheet as of December 31, 2014, up to the total amount of R$850,000,000.00
Other material characteristics of the Plan

The plan to repurchase shares issued by the Company, which will be held in Treasury for possible cancellation or disposal later on, was approved pursuant to Article 21, “u” of the Company’s bylaws; Article 30, paragraph 1, “b”, of Law No. 6404/76; and CVM Instruction No. 10/80, as amended, as a means to maximize the generation of value for shareholders through the efficient management of the Company’s capital structure.

The following financial institutions were authorized to operate as intermediaries in this transaction: (i) Agora CTVM S/A, Praia de Botafogo, 300, Sala 601, E 301, Rio de Janeiro - RJ, CEP 22250-040, (ii) Brasil Plural CCTVM S/A, R. Surubim, 373 Térreo, Conjuntos 01 - Parte e 02 – Parte, São Paulo – SP, CEP 04571-050, (iii) Credit Suisse Brasil S.A. CTVM, R. Leopoldo Couto de Magalhães Junior, 700, 10° andar (Parte) e 12° a 14° andares (Partes), São Paulo – SP, CEP 04542-000, (iv) Deutsche Bank-CV S/A, Av. Brig. Faria Lima, 3900, 13º andar. (Pte), Ed. Birmann, 31, São Paulo – SP, CEP 04538-132, (v) Fator S.A. CV, R. Dr. Renato Paes de Barros, 1.017, 11° e 12° Andares, São Paulo – SP, CEP 04530-001, (vi) Icap Do Brasil CTVM Ltda., Av. das Américas, 3500, Andar 2, Sala 201, 202, 203, 204 Sala 205, 219 e 220, Rio De Janeiro - RJ, CEP 22640-102, (vii) Itaú CV S/A, Av. Faria Lima, 3500, 3º Andar, Parte, São Paulo – SP, CEP 04538-132, (viii) J.P. Morgan CCVM S.A., Av. Brig. Faria Lima, 3.729, 13º Andar (Parte), São Paulo – SP, CEP 04538-905, (ix) Merrill Lynch S/A CTVM, Av. Brig. Faria Lima, 3400, Conjunto 161, Parte A, São Paulo – SP, CEP 04538-132, (x) Renascença DTVM Ltda., Al. Santos, 1940, 12º Andar, São Paulo – SP, CEP 01418-102, (xi) Santander CCVM S/A, Av. Pres. Juscelino Kubitschek, 2041, 2235, Parte, 24º Andar, São Paulo – SP, CEP 04543-011, (xii) UBS Brasil CCTVM S/A, Av. Faria Lima, 4.440 7° Andar Parte, São Paulo – SP, CEP 04538-132, (xiii) XP Investimentos CCTVM S/A, Av. das Américas, 3434, Bloco 7, 2º Andar, Salas 201 a 208, Rio de Janeiro – RJ, CEP 22631-003, (xiv) Itau Securities Inc, 767 Fifth Avenue, 50th Floor, New York - NY 10153, (xv) Agora Securities Corp., New York, 110 East 55th Street 18° Andar, New York, Zip Code 10022.

Number of shares purchased	43,710,127
Weighted average purchase price	18.97
Percentage of shares purchased against total shares approved	72.85%

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Date of Approval of the Plan	08/28/2015
Number of shares estimated in the Plan	up to the limit of 60,000,000 common shares
Number of shares outstanding upon approval of the Plan	4,353,658,430 common shares
Percentage against total shares outstanding upon approval of the Plan	1.38%
Repurchase period established in the Plan	240 days as from the date of approval, maturing on April 24, 2016
Reserves and income available for repurchasing	Capital reserve reported in the balance sheet as of December 31, 2014, up to the total amount of R$850,000,000.00
Other material characteristics of the Plan

The plan to repurchase shares issued by the Company, which will be held in Treasury for possible cancellation or disposal later on, was approved pursuant to Article 21, “u” of the Company’s bylaws; Article 30, paragraph 1, “b”, of Law No. 6404/76; and CVM Instruction No. 10/80, as amended, as a means to maximize the generation of value for shareholders through the efficient management of the Company’s capital structure.

The following financial institutions were authorized to operate as intermediaries in this transaction: (i) Agora CTVM S/A, Praia de Botafogo, 300, Sala 601, E 301, Rio de Janeiro - RJ, CEP 22250-040, (ii) Brasil Plural CCTVM S/A, R. Surubim, 373 Térreo, Conjuntos 01 - Parte e 02 – Parte, São Paulo – SP, CEP 04571-050, (iii) Credit Suisse Brasil S.A. CTVM, R. Leopoldo Couto de Magalhães Junior, 700, 10° andar (Parte) e 12° a 14° andares (Partes), São Paulo – SP, CEP 04542-000, (iv) Deutsche Bank-CV S/A, Av. Brig. Faria Lima, 3900, 13º andar. (Pte), Ed. Birmann, 31, São Paulo – SP, CEP 04538-132, (v) Fator S.A. CV, R. Dr. Renato Paes De Barros, 1.017, 11° e 12° Andares, São Paulo – SP, CEP 04530-001, (vi) Icap Do Brasil CTVM Ltda., Av. das Américas, 3500, Andar 2, Sala 201, 202, 203, 204 Sala 205, 219 e 220, Rio De Janeiro - RJ, CEP 22640-102, (vii) Itaú CV S/A, Av. Faria Lima, 3500, 3º Andar, Parte, São Paulo – SP, CEP 04538-132, (viii) J.P. Morgan CCVM S.A., Av. Brig. Faria Lima, 3.729, 13º Andar (Parte), São Paulo – SP, CEP 04538-905, (ix) Merrill Lynch S/A CTVM, Av. Brig. Faria Lima, 3400, Conjunto 161, Parte A, São Paulo – SP, CEP 04538-132, (x) Renascença DTVM Ltda., Al. Santos, 1940, 12º Andar, São Paulo – SP, CEP 01418-102, (xi) Santander CCVM S/A, Av. Pres. Juscelino Kubitschek, 2041, 2235, Parte, 24º Andar, São Paulo – SP, CEP 04543-011, (xii) UBS Brasil CCTVM S/A, Av. Faria Lima, 4.440 7° Andar Parte, São Paulo – SP, CEP 04538-132, (xiii) XP Investimentos CCTVM S/A, Av. das Américas, 3434, Bloco 7, 2º Andar, Salas 201 a 208, Rio de Janeiro – RJ, CEP 22631-003, (xiv) Itau Securities Inc, 767 Fifth Avenue, 50th Floor, New York - NY 10153, (xv) Agora Securities Corp., New York, 110 East 55th Street 18° floor, New York, Zip Code 10022.

Number of shares purchased	5,454,202
Weighted average acquisition price	18.87
Percentage of shares purchased against total shares approved	9.09%

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

19.2 – In relation to the shares held in Treasury, give, in table form, and segregated by type, class and nature:

Fiscal Year: 01/01/2017 to 12/31/2017

Security: Share

Nature: Common

Initial Quantity	Quantity	16,512,491
Shares purchased	Quantity	7,830,472
	Weighted Average Price (R$)	18.12
Shares Sold	Quantity	16,948,926
	Weighted Average Price (R$)	18.58
Cancellations	Quantity	0
Final Quantity	Quantity	7,394,037
	Percentage against the securities outstanding of the same class and nature	0.0471%

Fiscal Year: 01/01/2016 to 12/31/2016

Security: Share

Nature: Common

Initial Quantity	Quantity	32,520,980
Shares purchased	Quantity	3,196,848
	Weighted Average Price (R$)	18.59
Shares Sold	Quantity	19,205,337
	Weighted Average Price (R$)	18.96
Cancellations	Quantity	0
Final Quantity	Quantity	16,512,491
	Percentage against the securities outstanding of the same class and nature	0.1052%

Fiscal Year: 01/01/2015 to 12/31/2015

Security: Share

Nature: Common

Initial Quantity	Quantity	417,420
Shares purchased	Quantity	48,949,937
	Weighted Average Price (R$)	18.96
Shares Sold	Quantity	16,846,377
	Weighted Average Price (R$)	18.84
Cancellations	Quantity	0
Final Quantity	Quantity	32,520,980
	Percentage against the securities outstanding of the same class and nature	0.2073%

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

19.3 – Other material information

On May 16, 2017, the Board of Directors authorized the Company or its subsidiaries to enter into agreements for the exchange of results of future financial flows with financial settlement (Equity Swap), with an exposition of up to 80 million common shares (of which part or all may refer to ADRs), limited to R$ 2,3 billion. Such agreements shall be settled within 18 months as from the approval of the Board of Directors.

On December 21, 2017, the Board of Directors authorized the Company or its subsidiaries to contract new Equity Swap transactions, without prejudice to the settlement of the other previously approved operations, within the terms contracted. The new agreements may involve an exposure of up to 44 million common shares (of which part or all may be through ADRs), limited to R$820 million and, added the balances of the agreements entered into within the context of the approval of May 16, 2017 and not yet settled, do not reach the limit set forth in article 8 of CVM Instruction No. 567/15.

On May 15, 2018, the Company’s Board of Directors approved the execution, by the Company or its subsidiaries, of new agreements for the exchange of results of future financial flows with equity swap, without prejudice to settlement, within the regulatory term, of the agreements still in force, the execution of which was authorized in the meetings of the Board of Directors of May 16, 2017 and December 21, 2017, as mentioned above. Such agreements may involve exposure to up to 80 million common shares (of which part or all may be through ADRs), with a limit amount of up to R$1.8 billion and e, together with the balance of agreements already entered into in the context of approvals of May 16, 2017 and December 21, 2017 and not yet settled may result in exposure equivalent to up to 122,242,125 common shares.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

20.1 – Information about the securities trading policy

a. Body responsible for the policy approval and Date of approval

The Board of Directors approved the Manual in meeting held on March 1, 2013; with adjustments approved in meetings held on August 27, 2014 and March 28, 2016.

b. Connected Persons

In respect to securities trading (“Trading Policy”), the “Manual of Disclosure and Use of Information and Policy on the Trading of Securities Issued by Ambev S.A.” (“Manual”) binds the following persons: the Company itself; (ii) the managers, controlling shareholders, members of the fiscal council, employees and officers who have access to material information and are members of other bodies with technical or advisory functions; (iii) the subsidiaries; (iv) anyone who, by virtue of their office, function or position in the Company’s controlling shareholder, or in its subsidiaries or affiliates, has knowledge about information on material acts or facts involving the Company, until such act or fact is disclosed to the market; and (v) former managers of the Company, under the conditions provided for in the item below (“Persons”).

c. Main characteristics

Previous Authorization

Despite the provisions set forth in the Trading Policy, the trading of securities issued by the Company by Connected Persons must be previously authorized by the Company’s Investor Relations Officer and the Legal Counsel. This procedure is not applicable to the trading of shares issued by the Company under the individual investment plans provided for in the Trading Policy The Company must keep the records of all correspondences regarding requests received, as well as the responses for such requests, for a period of 5 years as from the receipt of a trade request.

Individual Investment Plans

For further information about these plans, see item 20.2 herein.

Accredited Brokers

All trades involving securities issued by the Company or its subsidiaries (which are publicly held companies), conducted by the Company or the Persons, must be intermediated by the brokers accredited by the Company to trade its securities on the part of the Persons.

d. Black-out period and description of supervision procedures

Black-out

Persons who have adhered to the Trading Policy must refrain from trading shares, directly or indirectly, in all periods in which, by operation of communications issued by the Company's Investor Relations Officer, a Black-out Period has been determined.

Other prohibitions, exceptions and additional information are described in item 20.2 of this Reference Form.

e. Places where the policy is available

The Trading Policy is available at the following electronic address: ri.ambev.com.br, in the field “Governança Corporativa,” “Políticas e Códigos,” “Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Ambev.”

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

20.2 – Other material information

Prohibitions

Persons who have adhered to the Trading Policy must refrain from trading shares, directly or indirectly, in all periods in which, by force of communication issued by the Company’s Investor Relations Officer, a Black-out Period has been determined.

Additionally, the trading of Company securities by the controlling shareholders and the following persons is not allowed: Managers, members of the fiscal council, and members of other bodies with technical or advisory functions; (b) controllership and tax managers, legal counsels, treasury manager and employees, investor relations manager and employees, mergers and acquisitions manager and employees; new business manager, and internal audit manager; (c) employees and officers with access to material information; (d) anyone who, by virtue of their office, function or position in the Company’s controlling shareholders, or in its subsidiaries or affiliates, has knowledge about information on material acts or facts involving the Company; and (e) persons having the following relationships with the persons indicated in item (a) above: (i) spouse, not judicially separated; (ii) companion; (iii) dependents included in the annual tax return; and (iv) business directly or indirectly controlled by the managers and the like, or the persons listed in item (e) (collectively, “Connected Persons”) in the following situations:

(a)            preceding the disclosure to the market of a material act or fact relating to the Company’s business.

This prohibition is equally applicable to:

(i)                   any person with knowledge about any material information, and aware of the fact that the information has not yet been disclosed to the market, particularly persons holding a commercial or professional relationship, or a relationship of trust with the Company, such as independent auditors, securities analysts, consultants and securities distributors; and

(ii)                 former managers who have left management positions in the Company right before the disclosure of material acts or facts originated during their terms of office, until: (1) six (6) months after the date on which the manager left the company; or (2) the public disclosure of the material fact;

(b)            whenever an option or mandate is in course or has been granted for purposes of acquisition or disposal of Company shares by the Company itself, its subsidiaries or affiliates, or other business under common control, considering that this restriction is applicable to transactions with Company securities carried out by the controlling shareholders and Connected Persons; and by the controlling shareholders and Connected Persons exclusively on the dates on which the Company trades, or informs the Accredited Brokers (as defined below) that it will trade its own shares;

(c)            whenever a consolidation, total or partial spin-off, merger, transformation or material corporate restructuring is being planned; and

(d)            for a period of 15 days preceding the disclosure or publication, as the case may be, of the Company’s quarterly information (ITR) and the standard financial statements (DFP). This same restriction applies to the period of fifteen (15) days preceding an early disclosure of the financial statements.

Regarding the events set forth in items (i) and (iii), even after the disclosure of a material act or fact, the Black-out period should still prevail in case a transaction may interfere – according to the Company’s opinion – in the conditions of trades made with Company shares, and result in loss for the Company and its shareholders (CVM Instruction No. 358/02, article 13, paragraph 5), while such additional restriction should be informed by the Investor Relations Officer.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Exceptions

The trading restriction provided for in item (a) above is not applicable to private transactions with treasury shares linked to the exercise of purchase options under the stock options plan approved by the Company’s annual shareholders meeting, or to the granting of shares to managers, employees or service providers as part of their compensation, as previously approved in the annual shareholders meeting.

The trading restrictions provided for in items (a), (b) and (c) above are not applicable to transactions conducted by the controlling shareholders and Connected Persons based on individual investment plans, as defined in the Trading Policy, provided that, if the additional requirements described therein are met, the restriction described in item (d) above can also be ignored.

Trading in own shares

The Trading Policy also determines that the Board of Directors is not entitled to resolve on the acquisition or disposal of Company shares before the public disclosure, through a material act or fact, of information regarding: any covenants or agreements aiming at transferring the Company’s share control; or (ii) the granting of options or mandate regarding the completion of the transfer of share control; or (iii) the intention to promote a consolidation, total or partial spin-off, merger, transformation or corporate restructuring. If, after approval of the repurchase program, one of the situations above arises, the Company should immediately interrupt the transactions with its own shares until the disclosure of the relevant act or fact.

Individual Investment Plans

Individual Investment Plans should observe the following requirements, among other provided for in the Trading Policy:

(a)            be formalized in writing with the Investor Relations Officer, prior to any trades;

(b)            irrevocably and irreversibly establish the dates and amounts or quantities of trades to be conducted by the participants, the use being permitted of algorithms and formulas that, once applied to a concrete case, will determine whether the trades should or should not be conducted, and, if so, the dates and financial amounts involved;

(c)            consider a minimum term of six (6) months for the plan itself, any changes therein or possible cancellations to produce effects;

(d)            nonexistence of another investment plan simultaneously in force for the same Person; and

(e)            no transactions are carried out that may offset or mitigate the economic effects of the transactions provided for in the investment plan.

The Board of Directors must verify, at least on a half-yearly basis the compliance of the trades conducted by the participants with the investment plans formalized by them whenever these plans are intended to enable the conduction of trades in Black-out periods, taking into account the other requirements set forth in the Trading Policy.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

Trade Policy Monitoring

It is the responsibility of the Investor Relations Officer to ensure the conduction and follow-up of the Trading Policy and Individual Investment Plans.

Without prejudice to the penalties provided for in the law, non-compliance with the provisions set forth in the Trading Policy will result in disciplinary sanctions, according to the Company’s internal rules, including, for example, as the case may be: warning, suspension or dismissal with cause, according to the seriousness of the violation; and (ii) termination of the agreement entered into with the Company, which may require, in any case, as long as this is due, full compensation for all losses directly or indirectly incurred by the Company as a result of non-compliance.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

21.1 - Description of internal rules, regulations or procedures for disclosing information

The Company’s “Manual of Disclosure and Use of Information and Securities Trading Policy” was approved by the Board of Directors’ meeting held on March 1, 2013, and reviewed by the Board of Directors’ meetings held on August 27, 2014 and March 28, 2016 (“Manual”), as mentioned above, regarding the Trading Policy. In respect to the disclosure and use of information (“Policy on Disclosure and Use of Information”), the Manual provides guidance about the disclosure of material information and maintenance of secrecy before the disclosure of information to the public.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

21.2 - Description of the policy for disclosure of material acts or facts, giving the communication channel(s) used for disseminating the information on material acts and facts, and the procedures for maintaining secrecy about relevant information not disclosed; and the location where the policy can be found

The Policy on Disclosure and Use of Information binds the following persons, who must sign a deed of commitment to the Manual:

•           managers, controlling shareholders, members of the Fiscal Council and members of other bodies with technical or advisory functions within the Company;

•           employees and offices with access to material information; and

•           anyone who, by virtue of their office, function or position in the Company or in the Company’s subsidiaries or affiliates, has knowledge about information on material acts or facts involving the Company (only regarding the obligation to keep the secrecy of confidential information, as mentioned below).

Said persons with personal knowledge of material acts or facts must inform the Investor Relations Officer in this regard. The Investor Relations Office is responsible for submitting the information to the relevant bodies and disclosing it to the press. Said persons also have a duty to keep the secrecy of all material information to which they may have privileged access, until it is disclosed to the market, and to ensure that subordinates and third parties close to them do the same, being jointly responsible with them in case of non-compliance with the secrecy obligation. If, after a communication (and if the decision to keep secrecy is be configured, according to article 6 of CVM Instruction 358/02), said persons notice any omission by the Investor Relations Officer regarding fulfillment of his communication obligations, they must inform the material fact immediately to the Brazilian Securities Commission (CVM), under penalty of liability.

In case of doubt regarding materiality of the confidential information, the Connected Persons should contact the Investor Relations Officer in order to clarify the doubt.

As a rule, the Policy on Disclosure and Use of Information provides for the immediate communication and simultaneous disclosure of any material act or fact to CVM, the stock exchanges in which the Company’s securities are listed, and the organized over-the-counter markets on which the Company’s securities are traded.

The disclosure of material acts or facts should occur, if possible, before the opening or after the closing of business in Stock Exchanges the Country or abroad on which the Company trades its securities, although this should preferably occur after the closing of the trading section. In case a disclosure is required before the opening of the trading section, it must be made, if possible, at least 1 hour before the opening, in order to avoid any delays in opening of trades.

The Company’s material acts or facts will be disclosed on the news portal of the “Valor Econômico” newspaper on the Internet (www.valor.com.br/fatosrelevantes), where the full text of Material Acts or Facts will be made available to the market at no cost. The disclosure of material acts or facts in any communication means, including information to the press, or during meetings with professional organizations, investors, analysts or other specific audiences, in Brazil or abroad, should be made simultaneously to the whole market.

If the disclosure of a material act or fact must take place during trading hours, the Investor Relations Officers will be responsible for analyzing the request - which must be made to domestic and foreign stock exchanges simultaneously - to interrupt the trading of Company securities for the time required for the dissemination of the material information.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

According to the Policy on Disclosure and Use of Information, material information may not be published in case the disclosure thereof may put the legitimate interests of the Company at stake.

Non-disclosure of information must be resolved by the Company’s controlling shareholders or managers, as the case may be. At any rate, even in exceptional cases of non-disclosure, the controlling shareholders and/or managers, as the case may be, are responsible for releasing the material act or fact immediately, directly or through the Investor Relations Officer, in the event that the information is beyond control, or in case of uncommon variations in the quotations, prices or the quantity of Company securities traded.

The Policy on Disclosure and Use of Information is available at the following electronic address: http://ri.ambev.com.br, in the field “Governança Corporativa,” “Políticas e Códigos,” “Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários da Ambev.”

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

21.3 - Managers in charge of implementing, maintaining, assessing and inspecting the information disclosure policy

The Investor Relations Officer is primarily responsible for communication and disclosure of material acts or facts involving the Company, although the persons listed in 21.2 above are responsible for informing any material acts or facts to the Investor Relations Officer. Also, it is the responsibility of the Investor Relations Officer to ensure the enforcement and follow-up of the Policy on Disclosure and Use of Information. However, all persons who adhere to the Manual must honor the commitments assumed therein.

Free translation of the original document filed with the Comissão de Valores Mobiliários – CVM on May 29, 2018

21.4 - Other information the issuer deems relevant

Not applicable, since all material information was supplied in the items above.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer